Filed pursuant to Rule 424(b)(3)
Registration Nos. 333-137972
333-137972-01 through
333-137972-14

PROSPECTUS

Unifi, Inc.

Exchange Offer for $190,000,000

11 1/2% Senior Secured Notes due 2014

The Notes and the Guarantees

•	We are offering to exchange $190,000,000 in aggregate principal amount of our outstanding 11 1/2% Senior Secured Notes due 2014, which were issued on May 26, 2006 in a transaction exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, and which we refer to as the initial notes, for a like aggregate principal amount of our 11 1/2% Senior Secured Notes due 2014, which we refer to as the exchange notes, whose issuance is registered under the Securities Act. The initial notes were issued, and the exchange notes will be issued, under an indenture dated as of May 26, 2006.

•	The exchange notes will mature on May 15, 2014. We will pay interest on the exchange notes on May 15 and November 15, beginning on November 15, 2006.

•	The exchange notes will be our senior secured obligations, will be pari passu in right of payment with any of our existing and future senior indebtedness and will be senior in right of payment to any existing or future subordinated indebtedness. The exchange notes will be unconditionally guaranteed on a senior, secured basis by each of our existing and future domestic restricted subsidiaries.

•	The exchange notes and guarantees will be secured by first-priority liens, subject to permitted liens, on substantially all of our and our subsidiary guarantors’ assets (other than the assets securing our obligations under our amended revolving credit facility on a first-priority basis, which consist primarily of accounts receivable and inventory), including, but not limited to, property, plant and equipment, the capital stock of our domestic subsidiaries and certain of our joint ventures and up to 65% of the voting stock of our first-tier foreign subsidiaries, whether now owned or hereafter acquired, except for certain excluded assets. The exchange notes and guarantees will be secured by second-priority liens, subject to permitted liens, on our and our subsidiary guarantors’ assets that secure our amended revolving credit facility on a first-priority basis.

Terms of the exchange offer

•	It will expire at 5:00 p.m., New York City time, on January 23, 2007, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange all of our initial notes that are validly tendered and not withdrawn for exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

•	The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.

Before participating in this exchange offer, please refer to the section in this prospectus entitled “ Risk Factors” commencing on page 23.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 20, 2006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. If we subsequently file updating or superseding information in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will supersede the earlier information.

We are incorporating by reference the following documents that we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended June 25, 2006, as filed with the SEC on September 8, 2006, including the information incorporated by reference from our Proxy Statement filed with the SEC on September 26, 2006 in connection with the solicitation of proxies for the Annual Meeting of Shareholders of Unifi, Inc. held on October 25, 2006;

•	our Current Reports on Form 8-K filed on July 31, 2006, October 26, 2006 (with respect to Items 1.01 and 8.01 only), October 31, 2006 and December 8, 2006; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 24, 2006, as filed with the SEC on November 3, 2006.

We are also incorporating by reference into the accompanying prospectus all of our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

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You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Mr. Charles F. McCoy

Vice President, Secretary and General Counsel

Unifi, Inc.

P.O. Box 19109

Greensboro, NC 27419-9109

(336) 294-4410

MARKET SHARE, RANKING AND OTHER DATA

When we make statements in this prospectus about our industry or our position in our industry, we are making statements of our belief. These beliefs are based on data from various sources (including independent industry publications, reports by market research firms, surveys and forecasts), on estimates and assumptions that we have made based on that data and other sources and our knowledge of the markets for our products. While we believe our third party sources are reliable, we have not independently verified market and industry data provided by third parties. Accordingly, we cannot assure you that any of these assumptions are accurate or that our assumptions correctly reflect our position in our industry.

TRADEMARKS

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the trademark, trade name or service mark owner.

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PROSPECTUS SUMMARY

This summary highlights certain information concerning our business and this exchange offer. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and the related notes appearing elsewhere or incorporated by reference in this prospectus.

The term “initial notes” refers to the 11 1/2% Senior Secured Notes due 2014 that were issued on May 26, 2006 in a private offering. The term “exchange notes” refers to the 11 1/2% Senior Secured Notes due 2014 offered with this prospectus. The term “notes” refers to the initial notes and the exchange notes, collectively. Unless otherwise specified or the context requires otherwise, reference in this prospectus to the “Company” or “Unifi” or “we,” “us,” or “our” refers to Unifi, Inc., the issuer of the notes, and its direct and indirect subsidiaries on a consolidated basis. You should carefully read the entire prospectus and the information incorporated by reference into this prospectus, and should consider, among other things, the matters set forth under “Risk Factors” before deciding to invest in the notes.

Unifi

We are a diversified North American producer and processor of multi-filament polyester and nylon yarns, including specialty yarns with enhanced performance characteristics. We add value to the supply chain and enhance consumer demand for our products through the development and introduction of branded yarns that provide unique performance, comfort and aesthetic advantages. We manufacture partially oriented, textured, dyed, twisted and beamed polyester yarns as well as textured nylon and nylon covered spandex products. We sell our products to other yarn manufacturers, knitters and weavers that produce fabrics for the apparel, hosiery, home furnishings, automotive, industrial and other end-use markets. We maintain one of the industry’s most comprehensive product offerings and emphasize quality, style and performance in all of our products. Our net sales, net loss and EBITDA were $738.8 million, $14.4 million and $47.5 million, respectively, for fiscal year 2006. See footnote 1 to “Summary Historical Financial Data” for the definition of EBITDA and a reconciliation of EBITDA to net loss.

The following charts illustrate the percentage of our net sales for fiscal year 2006 based on product type and end-use market:

Net Sales by Product Type	Net Sales by End-Use Market

We work across the supply chain to develop and commercialize specialty yarns that provide performance, comfort, aesthetic and other advantages that enhance demand for our products. We have branded the premium portion of our specialty value-added yarns, which we refer to as “premium value-added yarns,” in order to distinguish our products in the marketplace. We currently have more than 20 premium value-added yarns in our portfolio, which we commercialize under several brand names, including Sorbtek®, A.M.Y.®, Mynx® UV, Reflexx®, MicroVista®, aio® and Repreve®.

A significant number of our customers, particularly in the apparel market, produce finished goods that they seek to make eligible for duty-free treatment in the regions covered by the North American Free Trade Agreement, or “NAFTA,” the U.S.-Dominican Republic-Central America Free Trade Agreement, or “CAFTA,” the Caribbean Basin Initiative, or “CBI,” and the Andean Trade Preferences Act, or “ATPA,” which we refer to collectively as the “regional free-trade markets.” When U.S.—origin partially oriented yarn, or “POY,” is used to produce finished goods in these regional free-trade markets, and other origin criteria are met, then the finished goods are eligible for duty-free treatment.

We use advanced production processes to manufacture our high-quality yarns cost-effectively. We believe that our flexibility and experience in producing specialty yarns provides us with important development and commercialization advantages. We have state-of-the-art manufacturing operations in North and South America and participate in joint ventures in China, Israel and the United States.

Business Strengths

Leading Market Positions. We are a diversified producer and processor of multi-filament polyester and nylon yarns, and we are a leading North American producer and processor of polyester POY, polyester textured yarn, or polyester “DTY,” nylon DTY, twisted yarn, nylon covered yarn and dyed yarn. We have strong positions in nearly every other market in which we participate. We believe that our position as an industry leader stems from the high quality of our products, our product innovations, the efficiency of our operations and our customer service.

Our market leading position provides us with the following competitive advantages:

•	we are able to realize significant economies of scale that enhance our productivity;

•	we are able to service large customers due to the size and flexibility of our manufacturing facilities, distribution system and marketing staff; and

•	we are an attractive strategic partner for retailers and companies with established brands.

Significant Expertise in Value-Added Product Development and Commercialization. We are a leader in the development, manufacturing and commercialization of innovative, value-added specialty yarns with enhanced performance characteristics such as moisture management, ultraviolet protection and anti-microbial and odor control properties. In addition, we have developed a line of products that are made from recycled materials in order to appeal to environmentally conscious consumers. Due to our reputation for delivering high-quality innovative products, we have developed strong customer relationships with a number of significant downstream customers, including Wal-Mart, Dick’s Sporting Goods, Russell Athletic, Reebok and the U.S. military. We also have strong relationships with the largest regional fabric producers, enabling us to market to downstream customers in collaboration with those producers. Our expertise in developing and commercializing value-added performance products combined with our strong customer relationships allows us to enhance demand for our products.

Leading Supplier in the Regional Free-Trade Markets. We are the largest of only a few producers in the regional free-trade markets of polyester POY. When U.S.-origin POY is used to produce finished goods in these regional free-trade markets, and other origin criteria are met, then the finished goods are eligible for duty-free treatment. In the first half of fiscal year 2006, approximately 40% of sales from our U.S. polyester operations (approximately 80% of our polyester sales into the apparel market) and approximately 55% of sales from our U.S. nylon operations were to customers who purchase yarn from a signatory country to the NAFTA and CAFTA agreements or a beneficiary country to the CBI or ATPA programs to receive duty-free treatment for their finished goods. We estimate that the duty-free benefit of processing textiles and apparel under the terms of these regional free-trade agreements and duties preference programs typically represents a wholesale cost advantage of up to 30% on these finished goods. Our products, when incorporated by regional supply chain partners into finished goods that are eligible for duty-free treatment, are highly competitive in a number of product categories with imports from outside the applicable regions in terms of price and quality.

High-Quality Products and Flexible, Specification-Driven Production. We believe we are widely recognized by the industry as the leading producer of high-quality specification-driven products. Our operational expertise and state-of-the-art facilities allow us to efficiently produce high-quality yarns and specialty fibers with enhanced performance characteristics customized to fulfill our customers’ specifications. We recently realigned our pricing by product and instituted innovative pricing terms for small lot and made-to-order purchases to better pass on the retooling and inventory costs associated with smaller and unique orders.

Diverse Customer Base in a Variety of End-Markets. Our yarns and brands are found in a variety of end products, such as apparel, hosiery, home furnishings, automotive and industrial products. We sell polyester yarns to approximately 900 customers and nylon yarns to approximately 200 customers in a variety of geographic markets. In fiscal year 2006, our nylon segment had sales of $76.4 million to Sara Lee Branded Apparel, now Hanesbrands Inc., which is our only customer in excess of 10% of our consolidated revenues.

Experienced Management Team. Our management team has been integral in establishing our reputation for quality and innovation, developing and maintaining strong relationships with our customers, successfully integrating acquisitions and adjusting our operational infrastructure to match market conditions. Our management team has an average of nearly 18 years of experience in the industry.

Business Strategy

Focus on Manufacturing Efficiencies, Cost Reductions and Profitability. We intend to continue our focus on achieving manufacturing efficiencies, lowering costs and increasing profit margins. We have targeted several initiatives to achieve these goals, including:

•	continuing to leverage our leading market positions;

•	improving our product mix through increased sales of higher margin products, such as branded premium value-added yarns;

•	maximizing utilization rates and matching overhead costs with operating rates in order to produce high-quality products with greater manufacturing efficiencies;

•	adjusting our pricing policies and terms to customer specifications and changing market conditions; and

•	efficiently integrating the facilities of newly acquired businesses.

As a result of our investment of approximately $1.3 billion in our production facilities since 1992, we do not currently anticipate that we will require any significant additional capital expenditures to replace or expand our production facilities over the next five years.

Grow our Sales of Premium Value-Added Products and Promote our Brands. We intend to leverage our expertise in product innovation, manufacturing and commercialization to continue to grow our sales of premium value-added yarns, which typically generate higher margins. We have grown our net sales of these value-added products from approximately $5.0 million in fiscal year 2001 to approximately $41.0 million in fiscal year 2006. We have branded these products to better market them to our downstream customers. In addition, we intend to increase demand for our premium value-added products by continuing to work with fabric producers and downstream customers on the development of new or improved products that meet the demands of consumers. As a result, downstream customers such as Wal-Mart, Dick’s Sporting Goods, Russell Athletic, Reebok and the U.S. military have specified our products for use in their finished products.

Capitalize on Regional Free-Trade Markets. We are the largest of only a few producers in the regional free-trade markets of polyester POY. When U.S.-origin POY is used to produce finished goods in these regional free-trade markets, and other origin criteria are met, then the finished goods are eligible for duty-free treatment. We intend to continue to take advantage of our leading position in these markets to increase our market share with regional and domestic fabric producers who ship their products into the regional free-trade markets for further processing.

Expand Penetration of High-Growth Asian Markets. We intend to selectively increase our penetration of high-growth Asian markets such as China. China is currently one of the fastest growing consumers of specialty yarns, with a specialty yarn market almost as large as the entire U.S. yarn market. In addition, China currently imports approximately 30-35% of its specialty yarn needs. We have a 50/50 joint venture in China which combines our operational and marketing expertise with the customer base of a well-established, publicly-traded Chinese producer of fiber. This joint venture manufactures, processes and markets polyester filament yarn in China and provides us with an immediately accessible customer base in Asia at lower start-up costs and with fewer execution risks. Our joint venture allows us to pursue long-term, profitable revenue growth in Asia and service global brands and retailers who either produce or source from Asia.

Selectively Pursue Strategic Acquisitions. We believe that we are well-positioned to capitalize on the consolidation occurring in the North American synthetic yarn market due to our leading market position and our track record of successfully integrating acquisitions. Most of our competitors are smaller, privately-held companies which focus on only one or two of the markets we serve. We believe there are a number of acquisition opportunities in the North American market which can increase our profitability through the elimination of excess capacity and overhead costs. Accordingly, we plan to selectively pursue additional acquisitions that offer us the potential to strengthen our market position, increase our product offerings and/or achieve cost savings. For example, in 2005, we consolidated two of four recently acquired Kinston operating lines, reducing staffing levels from approximately 800 to approximately 260 employees and making the business profitable within twelve months.

Industry Overview

The textile and apparel market consists of natural and synthetic fibers used for apparel and non-apparel applications. The industry is characterized by dependence upon a wide variety of end-markets which primarily include apparel, home textiles, industrial and consumer products, floor coverings, fiber fill and tires. The apparel and hosiery markets account for 25% of total production, the floor covering market accounts for 32%, the industrial and consumer markets account for 20%, the home textiles market accounts for 13% and other end-uses account for 10%.

According to independent industry sources, the size of the global polyester textile filament market in calendar 2005 was estimated to be 29.5 billion pounds. The North American share of production within this global market was 2%. United States consumption of polyester textured yarn in 2005 was approximately 500 million pounds. Imports from foreign producers accounted for 21% of this textured yarn consumption.

According to the National Council of Textile Organizations, the U.S. textile market’s total shipments were $75.1 billion for the twelve month period ended November 30, 2005. Approximately $30 billion of capital expenditures has been invested in the textile industry over the past ten years. In calendar year 2005, the U.S. textile and apparel market employed more than 650,000 workers.

Textiles and apparel goods are made from natural fiber filament, such as cotton and wool, or synthetic fiber filament, such as polyester and nylon. Since 1980, global demand for polyester has grown steadily, and in 2003, polyester replaced cotton as the fiber with the largest percentage of sales worldwide. In 2005, polyester accounted for an estimated 40% of global fiber filament consumption and demand is projected to increase by 6% to 7% annually through 2009. The synthetic fiber sector accounts for approximately 55% of the U.S. textile and apparel market.

The synthetic filament industry includes petrochemical and raw material producers, fiber and yarn manufacturers (like Unifi), fabric and product producers, retailers and consumers. The following chart illustrates the supply chain in the synthetic filament industry:

Among synthetic filament yarn producers, pricing is highly competitive, with innovation, product quality and customer service being essential for differentiating the competitors within the industry. Both product innovation and product quality are particularly important, as product innovation gives customers competitive advantages and product quality provides for improved manufacturing efficiencies.

The North American synthetic yarn market has contracted since 1999, primarily as a result of intense foreign competition in finished goods on the basis of price. In addition, due to consumer preferences, demand for sheer hosiery products has declined in recent years, which negatively impacts nylon manufacturers. Despite this decline, U.S. retailers and other end-users have consistently expressed their need for a balanced procurement strategy with both global and regional production to satisfy their need for readily available production capacity, quick response times, specialized products, product changes based on customer feedback and more customized orders. As a result, the contraction in the U.S. synthetic yarn market continues, although we expect a lower rate of decline in the future as regional manufacturers continue to demand U.S. manufactured synthetic yarn. There has also been growing emphasis domestically towards premium value-added yarns as consumers, retailers and manufacturers demand products with enhanced performance characteristics. This emphasis on incorporating specialty synthetic yarn in finished goods has greatly increased domestic demand for value-added synthetic fibers.

The U.S. government has attempted to regulate the growth of certain textile and apparel imports by establishing quotas and duties on imports from countries that historically account for significant shares of U.S. imports. Under the January 1995 Agreement on Textiles and Clothing, the World Trade Organization, or “WTO,” began implementing a phased-in elimination of import quotas and a reduction of duties among its members, which culminated with the elimination of all remaining quotas for all members of WTO on January 1,

2005. After extensive negotiations, the United States and China entered into a bilateral agreement in November 2005, reinstating quotas on a number of categories of Chinese textile and apparel products. These quotas under this agreement will end on December 31, 2008. Nevertheless, duties on imported textile and apparel products, including textile and apparel products from China, remain in effect. We believe that duties are a more effective method than quotas in providing protection for the U.S. textile and apparel industry.

In the Americas region, regional free-trade agreements, such as NAFTA and CAFTA, and U.S. unilateral duties preference programs, such as ATPA and CBI, have a significant impact on the flow of goods among the region and the relative costs of production. The cost advantages offered by these regional free-trade agreements and duties preference programs on finished goods which incorporate U.S.-origin synthetic fiber and the desire for quick inventory turns have enabled regional synthetic yarn producers to effectively compete with imported finished goods from lower wage-based countries. We estimate that the duty-free benefit of processing synthetic textiles and apparel finished goods under the terms of these regional free-trade agreements and duties preference programs typically represents a wholesale cost advantage of up to 30% on these finished goods. As a result of such cost advantages, it is expected that these regions will continue to grow in their supply of textiles to the United States.

The Refinancing Transactions

Tender Offer for 2008 Notes

On April 28, 2006, we commenced a tender offer for all of our then outstanding $250.0 million in aggregate principal amount of 6 1/2% senior unsecured notes due 2008, which we refer to as the “2008 notes,” simultaneously with a consent solicitation from the holders of the 2008 notes to remove substantially all of the restrictive covenants and certain events of default under the indenture governing the 2008 notes. The tender offer expired on May 25, 2006, and $248.7 million in aggregate principal amount of 2008 notes were tendered in the tender offer, representing 99.5% of the then outstanding aggregate principal amount of 2008 notes. The tender consideration was 100% of the principal amount of 2008 notes validly tendered plus accrued but unpaid interest to, but not including, May 26, 2006. We paid a total consideration of $253.9 million for the tendered 2008 notes. The proceeds from the sale of the initial notes were used to fund, in part, the purchase price for the tendered 2008 notes. See “Use of Proceeds.” The 2008 notes that were not tendered and purchased in the tender offer will remain outstanding in accordance with their amended terms.

Amended Revolving Credit Facility

Concurrently with the closing of the offering of the initial notes, we amended our existing senior secured asset-based revolving credit facility, which we refer to as the “old revolving credit facility,” to extend its maturity to 2011, permit the initial notes offering and this exchange offer, give us the ability to request that the borrowing capacity be increased up to $150.0 million under certain circumstances and revise some of its other terms and covenants. Throughout this prospectus, we refer to the old revolving credit facility as so amended as the “amended revolving credit facility.” See “Description of Other Indebtedness—Amended Revolving Credit Facility.” We drew $3.0 million under our amended revolving credit facility to fund, in part, the purchase price of the tendered 2008 notes. See “Use of Proceeds.”

The offering of the initial notes, the tender offer for the 2008 notes described above, the execution of the amended revolving credit facility and the use of proceeds from the initial notes offering, cash on hand and borrowings under the amended revolving credit facility to pay the consideration in the tender offer and all associated fees and expenses are collectively referred to throughout this prospectus as the “refinancing transactions.”

Recent Developments

We announced on December 8, 2006 that we had revised our expectations for the financial results for the quarter ending December 2006. We had previously forecasted our EBITDA for the quarter in our earnings call on October 26, 2006. We now expect our actual results to be less than 50% of this forecast. We experienced a drop in volume, primarily in our POY business, in the month of September, which continued through October and November, despite the reduction in sales price to our customers. The drop in volume has a significant negative impact on our earnings. Although raw material prices have declined since a high in September, we are still working off the higher priced inventory due to the first-in-first-out inventory accounting method that is being applied, which has had an additional negative effect on earnings, and the low volume has the additional effect of lengthening this process. Our customers have informed us that we have not lost market share in this period but that the demand from retailers has slowed some business. Certain customers that built excessive inventory in the summer months also have informed us that they are continuing to work those inventories down. December is typically a slow month because of the holidays, so we do not plan any long-term actions beyond those already planned from an operational point of view until actual sales volumes are clear in the month of January. As of December 6, 2006, after paying interest on our bond interest obligation, we had approximately $16.9 million of cash-on-hand in the U.S. and total cash-on-hand from all operations of approximately $28.6 million.

Our Structure

The chart below summarizes our organizational structure after giving effect to the refinancing transactions as of the end of our fiscal year ended June 25, 2006.

(1)	The amended revolving credit facility consists of a five-year revolving asset-based loan facility of $100.0 million. As of June 25, 2006, there were no amounts outstanding under our amended revolving credit facility, and based on our calculation as of that date, $94.2 million was available for borrowing under the borrowing base of this facility (net of $5.8 million to support outstanding letters of credit). See “Description of Other Indebtedness—Amended Revolving Credit Facility” and “Capitalization.”
(2)	Consists of wholly-owned domestic subsidiaries of Unifi, Inc. which are guarantors of the notes and co-borrowers under the amended revolving credit facility.
(3)	Consists of Unifi do Brasil Ltda, Unifi Latin America S.A. and Unifi Holding I B.V. No more than 65% of the voting stock of the first-tier foreign subsidiaries are included in the collateral securing the notes on a first-priority basis.
(4)	Consists of Parkdale America, LLC and Unifi-SANS Technical Fibers, LLC, of which we own 34% and 50%, respectively. The capital stock of these domestic joint ventures is included in the collateral securing the notes on a first-priority basis.
(5)	Consists of Yihua Unifi Fibre Industry Company Limited and U.N.F. Industries, Ltd, of which we own 50% each. The capital stock of our current foreign joint ventures is not included in the collateral securing the notes because it is not held directly by Unifi or a guarantor of the notes.
(6)	The capital stock of our other foreign subsidiaries is not included in the collateral securing the notes.

Unifi, Inc. is a corporation organized under the laws of the State of New York in 1969. Our principal offices are located at 7201 West Friendly Avenue, Greensboro, NC 27410; telephone number: (336) 294-4410. Our web site address is www.unifi.com. Our web site and the information contained on our web site are not a part of this prospectus.

The following table describes the guarantors. All of their principal offices are located at 7201 West Friendly Avenue, Greensboro, NC 27410, telephone number: (336) 294-4410.

Name of Guarantor	Jurisdiction of Formation	Year of Formation
Unifi Manufacturing Virginia, LLC	North Carolina	1996
Unifi Manufacturing, Inc.	North Carolina	1996
Unifi Export Sales, LLC	North Carolina	1996
Unifi Sales and Distribution, Inc.	North Carolina	1996
Unifi International Service, Inc.	North Carolina	1984
GlenTouch Yarn Company, LLC	North Carolina	2001
Spanco Industries, Inc.	North Carolina	1983
Spanco International, Inc.	North Carolina	1993
Unifi Kinston, LLC	North Carolina	1997
Unifi Textured Polyester, LLC	North Carolina	1998
Unifi Technical Fabrics, LLC	North Carolina	1999
Charlotte Technology Group, Inc.	North Carolina	2000
UTG Shared Services, Inc.	North Carolina	1999
Unimatrix Americas, LLC	North Carolina	2003

SUMMARY OF THE EXCHANGE OFFER

We are offering to exchange $190,000,000 in aggregate principal amount of our exchange notes for a like aggregate principal amount of our initial notes. In order to exchange your initial notes, you must properly tender them, and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Exchange Offer	We will exchange our exchange notes for a like aggregate principal amount at maturity of our initial notes.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on January 23, 2007, unless we decide to extend it.

Conditions to the Exchange Offer	We will complete this exchange offer only if:

•	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer,

•	there is no change in the current interpretation of the staff of the SEC which permits resales of the exchange notes,

•	there is no stop order issued by the SEC which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the exchange notes under the Trust Indenture Act of 1939,

•	there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer, and

•	we obtain all the governmental approvals we deem necessary to complete this exchange offer.

Please refer to the section in this prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes

To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to U.S. Bank National Association, as exchange agent, at its address indicated under “The Exchange Offer—Exchange Agent.” In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your notes, please refer to the section in this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners

If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures

If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your notes by using the guaranteed delivery procedures described under the section of this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure.”

Withdrawal Rights

You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offer—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes

If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial notes that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

Federal Income Tax Considerations Relating to the Exchange Offer

Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	U.S. Bank National Association is serving as exchange agent in the exchange offer.

Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled “The Exchange Offer—Fees and Expenses.”

Use of Proceeds

We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the initial notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:

•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act,

•	you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and

•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

You will not be able to require us to register your initial notes under the Securities Act unless you notify us prior to 20 business days following the completion of the exchange offer that:

•	you were prohibited by law or SEC policy from participating in the exchange offer;

•	you may not resell the exchange notes you acquired in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

•	you are a broker-dealer and hold initial notes acquired directly from us or any of our affiliates.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”

Resales

It may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “—Obligations of Broker-Dealers” below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	you are authorized to tender the initial notes and to acquire exchange notes, and we will acquire good and unencumbered title to the initial notes tendered,

•	the exchange notes acquired by you are being acquired in the ordinary course of business,

•	you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes,

•	you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

•	if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes—Proper Execution and Delivery of Letters of Transmittal,” “Risk Factors—Risk Related to the Exchange Offer—Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers

If you are a broker-dealer (1) that receives exchange notes, you must acknowledge that you will deliver a prospectus in connection with any resales of the exchange notes, (2) who acquired the initial notes as a result of market-making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes, or (3) who acquired the initial notes directly from the issuer in the initial offering and not as a result of market-making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of Terms of the Exchange Notes

Issuer	Unifi, Inc.

Exchange Notes

$190,000,000 million in aggregate principal amount of 11 1/2% Senior Secured Notes due 2014. The forms and terms of the exchange notes are the same as the form and terms of the initial notes except that the issuance of the exchange notes is registered under the Securities Act, will not bear legends restricting their transfer and the exchange notes will not be entitled to registration rights under our registration rights agreement. The exchange notes will evidence the same debt as the initial notes, and both the initial notes and the exchange notes will be governed by the same indenture.

Maturity Date	The exchange notes will mature on May 15, 2014.

Interest Payment Dates	May 15 and November 15 of each year, commencing on November 15, 2006.

Ranking	The exchange notes will be our senior secured obligations. Accordingly, they will rank:

•	pari passu in right of payment with any of our existing and future senior indebtedness;

•	senior in right of payment to any of our existing and future subordinated indebtedness;

•	effectively subordinated to indebtedness under our amended revolving credit facility to the extent of the collateral securing such indebtedness on a first-priority basis;

•	effectively senior to all of our existing and future indebtedness to the extent of the collateral securing the exchange notes on a first-priority basis; and

•	effectively subordinated to any existing and future indebtedness and other liabilities of our non-guarantor subsidiaries (other than indebtedness and liabilities owed to us or one of our guarantor subsidiaries).

As of June 25, 2006, we and the guarantor subsidiaries had total indebtedness of $208.4 million, including $190.0 million outstanding under the initial notes and $1.3 million outstanding under the 2008 notes, all of which was senior debt. As of the same date, there were no amounts outstanding under our amended revolving credit facility, and based on our calculation as of that date, $94.2 million was available for borrowing under the borrowing base of this facility (net of $5.8 million to support outstanding letters of credit). As of June 25, 2006, the notes were effectively subordinated to $19.9 million of indebtedness and other liabilities of our non-guarantor subsidiaries.

Subsidiary Guarantees

The exchange notes will be jointly and severally guaranteed on a senior secured basis by our existing and future domestic restricted subsidiaries. In the future, the guarantees may be released or terminated under certain circumstances. Each subsidiary guarantee will rank:

•	pari passu in right of payment with any existing and future senior indebtedness of the guarantor subsidiary;

•	senior in right of payment to any existing and future subordinated indebtedness of the guarantor subsidiary;

•	effectively subordinated to indebtedness under our amended revolving credit facility to the extent of such subsidiary guarantor’s collateral securing such indebtedness on a first-priority basis; and

•	effectively senior to any existing and future indebtedness of the guarantor subsidiary to the extent of such subsidiary guarantor’s collateral securing the exchange notes on a first-priority basis.

Security

The exchange notes and guarantees will be secured by first-priority liens, subject to permitted liens, on substantially all of our and our subsidiary guarantors’ assets (other than inventory, accounts receivable, general intangibles (other than uncertificated capital stock of subsidiaries and other persons), investment property (other than capital stock of subsidiaries and other persons), chattel paper, documents, instruments, supporting obligations, letter of credit rights, deposit accounts and other related personal property and all proceeds relating to any of the above, that secure our amended revolving credit facility on a first-priority basis), including, but not limited to, the property, plant and equipment, the capital stock of our domestic subsidiaries and certain of our joint ventures, up to 65% of the voting stock of our first-tier foreign subsidiaries now owned or hereafter acquired by us and our subsidiary guarantors, except for certain excluded assets. The exchange notes and guarantees will be secured by second-priority liens, subject to permitted liens, on our and our subsidiary guarantors’ assets that secure our amended revolving credit facility on a first-priority basis. Our obligations under our amended revolving credit facility are secured by second-priority liens, subject to permitted liens, on our and our subsidiary guarantors’ assets that will secure the exchange notes and guarantees on a first-priority basis. See “Description of the Notes—Security.”

The liens on the collateral securing the exchange notes and obligations under our amended revolving credit facility will be subject to the contractual provisions of an intercreditor agreement. See “Description of the Notes—Security.” The security interests of the holders of the exchange notes in the collateral are subject to other important limitations and exceptions which are described under the sections “Risk Factors—Risks Related to The Notes and This Offering” and “Description of the Notes.”

Optional Redemption

At any time prior to May 15, 2009, we may redeem up to 35% of the principal amount of the exchange notes with the net cash proceeds of certain equity offerings at the redemption prices set forth under “Description of the Notes—Optional Redemption.”

On and after May 15, 2010, we may redeem the exchange notes, in whole or in part, at the redemption prices set forth under “Description of the Notes—Optional Redemption.”

Mandatory Offer to Repurchase	If a change of control occurs, we must offer to repurchase the exchange notes at the redemption price set forth under “Description of the Notes—Repurchase at the Option of Holders—Change of Control.”

Covenants

We issued the initial notes, and will issue the exchange notes, under an indenture among us, our guarantor subsidiaries and U.S. Bank National Association, as trustee. The indenture, among other things, restricts our ability and the ability of our restricted subsidiaries to:

•	make investments;

•	incur additional indebtedness and issue disqualified stock;

•	pay dividends or make distributions on capital stock or redeem or repurchase capital stock;

•	create liens;

•	incur dividend or other payment restrictions affecting subsidiaries;

•	sell assets;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

These covenants are subject to a number of important exceptions and qualifications. See “Description of the Notes—Certain Covenants.”

Use of Proceeds

We will not receive any proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes.

Absence of a Public Market for the Exchange Notes

The exchange notes are new securities with no established market for them. A market for the exchange notes may not develop, and if a market develops, it may not be liquid. Please refer to the section of this prospectus entitled “Risk Factors—Risks Related to The Notes and This Offering—There is no established trading market for the exchange notes and you may not be able to sell them quickly or at the price that you paid.”

Form of the Exchange Notes

The exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company with U.S. Bank National Association, as custodian. You will not receive exchange notes in certificated form unless one of the events described in the section of this prospectus entitled “Description of the Notes—Exchange of Global Notes for Certificated Notes” occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these exchange notes will be effected only through, records maintained in book-entry form by The Depository Trust Company with respect to its participants.

PRESENTATION OF FINANCIAL INFORMATION

Our fiscal year is a 52 or 53 week fiscal year which ends on the last Sunday in June. Each 52 week fiscal year is divided into four periods of 13 weeks. Each 53 week fiscal year is divided into four periods of 13, 13, 13 and 14 weeks. In this prospectus, “fiscal year 2006” is the fiscal year ending June 25, 2006, “fiscal year 2005” is the fiscal year ended June 26, 2005, and “fiscal year 2004” is the fiscal year ended June 27, 2004. Our fiscal years 2006, 2005, and 2004 had 52 weeks.

In July 2004, we announced the closing of our European manufacturing operations and associated sales offices. We ceased operating our dyed facility in Manchester, England, in June 2004 and ceased our manufacturing operations in Ireland in October 2004. We ceased all other European operations by June 2005 and sold the real property, plant and equipment of our European division in fiscal years 2005 and 2006. In July 2005, we announced that we had decided to exit the sourcing business and, as of the end of the third quarter of fiscal year 2006, we had substantially liquidated the business. Accordingly, the consolidated financial statements included in this prospectus have been restated to present these operations as discontinued operations for all periods presented.

SUMMARY HISTORICAL FINANCIAL DATA

The summary historical financial data set forth below as of June 25, 2006 and for each of the fiscal years ended June 25, 2006, June 26, 2005 and June 27, 2004 have been derived from, and should be read together with, our audited historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. All of the historical financial data should also be read in conjunction with “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Fiscal Years Ended
	June 25, 2006	June 26, 2005	June 27, 2004
	(in thousands)
Statements of operations data:
Net sales	$738,825	$793,796	$666,383
Cost of sales	696,055	762,717	625,983
Selling, general and administrative expenses	41,534	42,211	45,963
Provision for bad debts	1,256	13,172	2,389
Interest expense	19,247	20,575	18,698
Interest income	(4,489)	(2,152)	(2,152)
Other (income) expense, net	(3,118)	(2,300)	(2,590)
Equity in (earnings) losses of unconsolidated affiliates	(825)	(6,938)	6,877
Minority interest (income) expense	—	(530)	(6,430)
Restructuring charges (recovery)	(254)	(341)	8,229
Arbitration costs and expenses	—	—	182
Alliance plant closure costs (recovery)	—	—	(206)
Write down of long-lived assets	2,366	603	25,241
Goodwill impairment	—	—	13,461
Loss from early extinguishment of debt	2,949	—	—

Loss from continuing operations before income taxes and extraordinary item	(15,896)	(33,221)	(69,262)
Benefit for income taxes	(1,170)	(13,483)	(25,113)

Loss from continuing operations before extraordinary item	(14,726)	(19,738)	(44,149)
Income (loss) from discontinued operations, net of tax	360	(22,644)	(25,644)

Loss before extraordinary item	(14,366)	(42,382)	(69,793)
Extraordinary gain—net of taxes of $0	—	1,157	—

Net loss	$(14,366)	$(41,225)	$(69,793)

Other financial data:
EBITDA(1)	$47,531	$37,901	$3,510
Depreciation	48,669	51,542	56,226
Capital expenditures	(11,988)	(9,422)	(11,124)
Net cash provided by (used in) continuing operations:
Operating activities	30,093	28,785	11,380
Investing activities	(29,230)	(4,691)	(5,777)
Financing activities	(90,174)	82	(8,467)

As of June 25, 2006
(in thousands)
Balance sheet data:
Cash and cash equivalents	$35,317
Property, plant and equipment	916,337
Investments in unconsolidated affiliates	190,217
Total assets	732,637
Total debt	208,440
Total liabilities	349,684
Total shareholders’ equity	382,953

(1)	EBITDA represents net loss before net interest, taxes, depreciation and amortization and loss or income from discontinued operations. We present EBITDA as a supplemental measure of our performance and ability to service debt. We also present EBITDA because we believe such measure is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry and in measuring the ability of “high-yield” issuers to meet debt service obligations.

We believe EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation and amortization are non-cash charges.

In evaluating EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. EBITDA is not a measurement of our financial performance under generally accepted accounting principles in the United States, or “GAAP,” and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our EBITDA measure has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and our EBITDA measure does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•	it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	it does not reflect limitations on or costs related to transferring earnings from our subsidiaries to us; and

•	other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

The following table presents our calculation of EBITDA reconciled to net loss:

	Fiscal Years Ended
	June 25, 2006	June 26, 2005	June 27, 2004
	(in thousands)
Net loss	$(14,366)	$(41,225)	$(69,793)
Net interest and amortization expense	14,758	18,423	16,546
Depreciation	48,669	51,542	56,226
Income taxes	(1,170)	(13,483)	(25,113)
Loss (income) from discontinued operations(a)	(360)	22,644	25,644

EBITDA(b)	$47,531	$37,901	$3,510

(a)	In July 2004, we announced the closing of our European manufacturing operations and associated sales offices. We ceased operating our dyed facility in Manchester, England in June 2004 and ceased our manufacturing operations in Ireland in October 2004. We ceased all other European operations by June 2005 and sold the real property, plant and equipment of our European division in fiscal years 2005 and 2006. In July 2005, we announced that we had decided to exit the sourcing business and, as of the end of fiscal year 2006, we had fully liquidated the business.
(b)	EBITDA includes $1.8 million, $0.8 million and $0.6 million of interest income at Unifi do Brasil, Ltda, our Brazilian subsidiary, that were recorded as other (income) expenses, net and would, if recorded as interest income, offset our net interest expense in fiscal years 2006, 2005 and 2004, respectively. Giving effect to such offsets, EBITDA would have been $45.7 million, $37.1 million and $2.9 million for fiscal years 2006, 2005 and 2004, respectively. We expect to record such amounts as interest income in future periods.

The following table reconciles EBITDA to net cash provided by continuing operating activities:

	Fiscal Years Ended
	June 25, 2006	June 26, 2005	June 27, 2004
	(in thousands)
EBITDA	$47,531	$37,901	$3,510
Extraordinary gain	—	(1,157)	—
Net interest and amortization expense	(14,758)	(18,423)	(16,546)
Amortization of debt fees and discounts	1,276	1,350	1,377
Net (income) loss of unconsolidated equity affiliates, net of tax	1,945	(2,302)	8,695
Income tax reclassifications from deferreds and other related items	1,170	13,483	25,113
Net (gain) loss on asset sales	(1,755)	(1,770)	(3,227)
Non-cash portion of loss on extinguishment of debt	1,793	—	—
Non-cash portion of restructuring charges (recovery)	(254)	(341)	7,155
Non-cash write down of long-lived assets	2,366	603	25,241
Non-cash effect of goodwill impairment	—	—	13,461
Deferred income taxes	(7,776)	(19,057)	(28,201)
Provision for bad debts	1,256	13,172	2,389
Change in surrender value of life insurance	1,643	(1,077)	3,107
Minority interest	—	(551)	(6,148)
Other	148	(461)	(731)
Change in assets and liabilities
Receivables	10,592	(1,504)	(8,954)
Inventories	(5,844)	20,574	(813)
Other current assets	(1,278)	(901)	(668)
Accounts payables and accrued expenses	(8,504)	(10,933)	(13,539)
Income taxes	542	179	159

Net cash provided by continuing operating activities	$30,093	$28,785	$11,380

The following items can be considered in addition to EBITDA:

	Fiscal Years Ended
	June 25, 2006	June 26, 2005	June 27, 2004
	(in thousands)
Income (loss) from equity affiliates, net of cash distributions(a)	$1,945	$4,188	$10,042
Restructuring charges (recovery)(b)	(254)	(341)	8,229
Alliance plant closure recovery	—	—	(206)
Non-cash asset impairment charges(c)	2,366	603	38,702
Non-cash loss on obsolete inventory(d)	—	3,126	—
Non-cash compensation expense	676	81	192
Hedging (gain) loss(e)	660	(1,067)	548
Gain on sale of assets(f)	—	—	(4,049)
Non-cash accounts receivable write-off(g)	—	8,184	—

(a)	Represents the elimination of net income or loss from equity investees and the recognition of cash income and other distributions received from those equity investees in the relevant periods. Cash distributions received in fiscal years 2006, 2005 and 2004 were $2.8 million, $11.1 million and $3.2 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Joint Ventures and Other Equity Investments.”
(b)	Represents restructuring charges and recoveries in connection with:

•	in fiscal year 2006, a re-organization of certain business operations;

•	in the fourth quarter of fiscal year 2005, the recovery of a restructuring reserve taken in fiscal year 2001 relating to the closure of a facility related to our alliance with E.I. DuPont de Nemours, or DuPont; and

•	in fiscal year 2004, employee severance costs related to domestic restructuring efforts and the closure of our air jet texturing facility in Altamahaw, NC.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Corporate Restructurings” and “—Recent Developments and Outlook.”

(c)	Represents non-cash impairment charges with respect to:

•	in fiscal year 2006, the closing of a nylon plant, warehouse and central distribution center located in Mayodan, NC;

•	in fiscal year 2005, the write down of 166 machines held by our nylon business in connection with their sale; and

•	in fiscal year 2004, the write down of $13.5 million of goodwill related to Unifi Textured Polyester, LLC, a domestic polyester joint venture, and a $25.2 million impairment of fixed assets in our domestic polyester segment.

See Note 14 to our audited consolidated financial statements.

(d)	In the fourth quarter of fiscal year 2005, we reduced our inventories, including certain slow-moving items, in order to improve our cash position and reduce our working capital requirements. This item represents the difference between the carrying value of such slow-moving inventory and the sales price that was realized.
(e)	Relates to gains and losses relating to the purchase of raw materials and foreign currency hedging activities in the ordinary course of business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk.”
(f)	Relates to the sale of a corporate aircraft.
(g)	Represents a non-cash, non-recurring charge relating to the write-off of accounts receivable of Collins & Aikman Corporation in connection with the bankruptcy of Collins & Aikman. Our bad debt expense for fiscal years 2006, 2005 and 2004 was $1.3 million, $13.2 million and $2.4 million, respectively. Excluding the bad debt expense of $8.2 million associated with the bankruptcy of Collins & Aikman, our bad debt expense for fiscal year 2005 would have been $5.0 million.

RISK FACTORS

You should carefully consider each of the following risks and all other information contained in this prospectus before deciding to invest in the notes. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition and/or operating results could be materially adversely affected, which, in turn, could adversely affect our ability to pay interest or principal on the notes. In such a case, you may lose all or part of your original investment.

Risks Related to The Notes and This Offering

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes and our other indebtedness.

We have substantial indebtedness. As of June 25, 2006, we had a total of $208.4 million of debt outstanding, including $190.0 million outstanding under the initial notes, and $1.3 million outstanding under the 2008 notes. As of the same date, there were no amounts outstanding under our amended revolving credit facility.

Our outstanding indebtedness could have important consequences to you, including the following:

•	our high level of indebtedness could make it more difficult for us to satisfy our obligations with respect to the notes, including our repurchase obligations;

•	the restrictions imposed on the operation of our business may hinder our ability to take advantage of strategic opportunities to grow our business;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow from operations to pay interest on the notes and, to the extent incurred, our other indebtedness, which will reduce the funds available to us for operations and other purposes;

•	our high level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

•	our high level of indebtedness makes us more vulnerable to economic downturns and adverse developments in our business.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under the notes.

Despite our current indebtedness levels, we may still be able to incur substantially more debt. This could exacerbate further the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. The terms of the indenture and our amended revolving credit facility restrict, but do not completely prohibit, us from doing so. Our amended revolving credit facility permits up to $100.0 million of borrowings, which we can request be increased to $150.0 million under certain circumstances, with a borrowing base specified in the credit facility as equal to specified percentages of eligible accounts receivable and inventory. All of those borrowings, if any, will rank equal in right of payment to the notes and guarantees and will be effectively senior to the notes to the extent secured by first-priority liens in certain of our and our subsidiary guarantors’ assets, primarily accounts receivable and inventory. See “Description of Other Indebtedness—Amended Revolving Credit Facility.” In addition, the indenture allows us to issue additional notes under certain circumstances, which will also be guaranteed by the subsidiary guarantors and will share in the collateral that secures the notes and guarantees. The indenture also allows us to incur certain other additional secured debt and will allow our foreign subsidiaries to incur additional debt, which would be effectively senior to the notes. In addition, the indenture does not prevent us from incurring other liabilities that do not constitute indebtedness. See “Description of the Notes.” If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify.

We will require a significant amount of cash to service our indebtedness, and our ability to generate cash depends on many factors beyond our control.

For fiscal year 2006, after giving effect to the refinancing transactions, interest expense, net, would have been approximately $24.2 million. Our principal sources of liquidity are cash flow generated from operations and borrowings under our amended revolving credit facility. Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our business may not generate cash flow from operations, and future borrowings may not be available to us under our amended revolving credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, and to fund our other liquidity needs. If we are not able to generate sufficient cash flow or borrow under our amended revolving credit facility for these purposes, we may need to refinance or restructure all or a portion of our indebtedness, including the notes, on or before maturity, reduce or delay capital investments or seek to raise additional capital. We may not be able to implement one or more of these alternatives on terms acceptable to us, or at all. The terms of our existing or future debt agreements may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could materially adversely affect the value of the notes and our ability to repay them.

In addition, without such refinancing, we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances. Our amended revolving credit facility and the indenture limit our ability to sell assets and also restrict the use of proceeds from any such sale. Furthermore, the notes and our amended revolving credit facility are secured by substantially all of our assets. Therefore, we may not be able to sell our assets quickly enough or for sufficient amounts to enable us to meet our debt service obligations.

The indenture and our amended revolving credit facility impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

The indenture and our amended revolving credit facility impose significant operating and financial restrictions on us. These restrictions will limit or prohibit, among other things, our ability to:

•	incur and guarantee indebtedness or issue preferred stock;

•	repay subordinated indebtedness prior to its stated maturity;

•	pay dividends or make other distributions on or redeem or repurchase our stock;

•	issue capital stock;

•	make certain investments or acquisitions;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	enter into certain transactions with stockholders and affiliates;

•	make capital expenditures; and

•	restrict dividends, distributions or other payments from our subsidiaries.

You should read the discussions under the headings “Description of Other Indebtedness—Amended Revolving Credit Facility” and “Description of the Notes—Certain Covenants” for further information about these covenants.

In addition, our amended revolving credit facility also requires us to meet a minimum fixed charge ratio test if borrowing capacity is less than $25.0 million at any time during the quarter and restricts our ability to make capital expenditures or prepay certain other debt. We may not be able to maintain this ratio. These restrictions could limit our ability to plan for or react to market conditions or meet our capital needs. We may not be granted waivers or amendments to our amended revolving credit facility if for any reason we are unable to meet its requirements, or we may not be able to refinance our debt on terms acceptable to us, or at all.

The breach of any of these covenants or restrictions could result in a default under the indenture or our amended revolving credit facility. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable.

Other secured indebtedness, including under our amended revolving credit facility, is effectively senior to the notes to the extent of the value of the collateral securing such facility on a first-priority basis.

Our amended revolving credit facility is collateralized by a first-priority lien, subject to permitted liens, in, among other things, certain of our and the amended revolving credit facility guarantors’ assets, primarily accounts receivable and inventory. In addition, the indenture permits us to incur additional indebtedness secured on a first-priority basis by such assets in the future. The first-priority liens in the collateral securing indebtedness under our amended revolving credit facility and any such future indebtedness are higher in priority as to such collateral than the security interests securing the notes and the guarantees. The notes and the related guarantees are secured, subject to permitted liens, by a second-priority lien in the assets that secure our amended revolving credit facility on a first-priority basis. Holders of the indebtedness under our amended revolving credit facility and any other indebtedness collateralized by a first-priority lien in such collateral are entitled to receive proceeds from the realization of value of such collateral to repay such indebtedness in full before the holders of the notes will be entitled to any recovery from such collateral. As a result, holders of the notes will only be entitled to receive proceeds from the realization of value of assets securing our amended revolving credit facility on a first-priority basis after all indebtedness and other obligations under our amended revolving credit facility and any other obligations secured by first-priority liens on such assets are repaid in full. As a result, the notes are effectively junior in right of payment to indebtedness under our amended revolving credit facility and any other indebtedness collateralized by a higher-priority lien in our assets, to the extent of the realizable value of such collateral.

The lien ranking provisions of the indenture and other agreements relating to the collateral securing the notes limit the rights of holders of the notes with respect to that collateral, even during an event of default.

The rights of the holders of the notes with respect to the collateral that secure the notes on a second-priority basis are substantially limited by the terms of the lien ranking agreements set forth in the indenture and the intercreditor agreement, even during an event of default. Under the indenture and the intercreditor agreement, at any time that obligations that have the benefit of the higher-priority liens are outstanding, any actions that may be taken with respect to (or “in respect of”) such collateral, including the ability to cause the commencement of enforcement proceedings against such collateral and to control the conduct of such proceedings, and the approval of amendments to, releases of such collateral from the lien of, and waivers of past defaults under, such documents relating to such collateral, will be at the direction of the holders of the obligations secured by the first-priority liens, and the holders of the notes secured by lower-priority liens may be adversely affected.

In addition, the indenture and the intercreditor agreement contain certain provisions benefiting holders of indebtedness under our amended revolving credit facility, including provisions requiring the trustee and the collateral agent not to object following the filing of a bankruptcy petition to a number of important matters regarding the collateral. After such filing, the value of this collateral could materially deteriorate and holders of the notes would be unable to raise an objection. In addition, the right of holders of obligations secured by first-priority liens to foreclose upon and sell such collateral upon the occurrence of an event of default also would be subject to limitations under applicable bankruptcy laws if we or any of our subsidiaries become subject to a bankruptcy proceeding.

The collateral that secure the notes and guarantees on a second-priority basis will also be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the lenders under our amended revolving credit facility and other creditors that have the benefit of first-priority liens on such collateral from time to time, whether on or after the date the notes and guarantees are issued. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the collateral securing the notes as well as the ability of the collateral agent to realize or foreclose on such collateral. The initial purchasers have neither analyzed the effect of, nor participated in any negotiations relating to, such exceptions, defects, encumbrances, liens and imperfections, and the existence thereof could adversely affect the value of the collateral that secure the notes as well as the ability of the collateral agent to realize or foreclose on such collateral.

The notes are effectively subordinated to the liabilities and preferred stock, if any, of our non-guarantor subsidiaries and our equity investees.

You will not have any claim as a creditor against our subsidiaries that are not guarantors of the notes. Our unrestricted subsidiaries, our foreign subsidiaries and our equity investees that are not subsidiaries do not guarantee the initial notes and will not guarantee the exchange notes. Therefore, the assets of our non-guarantor subsidiaries and equity investees will be subject to prior claims by creditors of those subsidiaries or other entities, whether secured or unsecured. As a result, the notes are effectively subordinated to the prior payment of all of the debts and other obligations (including trade payables) and the liquidation preference of any preferred stock of our non-guarantor subsidiaries and equity investees. As of June 25, 2006, our equity investees included our Chinese joint venture, Parkdale America LLC, and other joint ventures and represented $190.2 million of assets on our balance sheet. As of June 25, 2006, our non-guarantor subsidiaries, which included our Brazilian and Colombian subsidiaries, held approximately 16.9% of our total consolidated assets and had approximately $19.9 million of indebtedness and other liabilities. Unrestricted subsidiaries under the indenture and equity investees are also not subject to the covenants in the indenture. See “Prospectus Summary—Our Structure” for more information regarding our corporate structure and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Joint Ventures and Other Equity Investments” for more information regarding our joint ventures.

The value of the collateral securing the notes may not be sufficient to satisfy our obligations under the notes.

No appraisal of the value of the collateral has been made in connection with this offering, and the fair market value of the collateral is subject to fluctuations based on factors that include, among others, general economic conditions and similar factors. The amount to be received upon a sale of the collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the collateral at such time, the timing and the manner of the sale and the availability of buyers. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the collateral may not be sold in a timely or orderly manner and the proceeds from any sale or liquidation of this collateral may not be sufficient to pay our obligations under the notes.

To the extent that pre-existing liens, liens permitted under the indenture and other rights, including liens on excluded assets, such as those securing purchase money obligations and capital lease obligations granted to other parties (in addition to the holders of obligations secured by first-priority liens), encumber any of the collateral securing the notes and the guarantees, those parties have or may exercise rights and remedies with respect to the collateral that could adversely affect the value of the collateral and the ability of the collateral agent, the trustee under the indenture or the holders of the notes to realize or foreclose on the collateral.

There may not be sufficient collateral to pay off any additional amounts we may borrow under our amended revolving credit facility or any additional notes we may issue together with the notes offered by this prospectus.

Consequently, liquidating the collateral securing the notes may not result in proceeds in an amount sufficient to pay any amounts due under the notes after also satisfying the obligations to pay any creditors with prior liens. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral) would have only an unsecured, unsubordinated claim against our and the subsidiary guarantors’ remaining assets.

We will in most cases have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the notes and the guarantees.

The collateral documents allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the notes and the guarantees.

In addition, we will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act of 1939 if we determine, in good faith based on advice of counsel, that, under the terms of that Section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or such portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released collateral. For example, so long as no default or event of default under the indenture would result therefrom and such transaction would not violate the Trust Indenture Act, we may, among other things, without any release or consent by the indenture trustee, conduct ordinary course activities with respect to collateral, such as selling, factoring, abandoning or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness). With respect to such releases, we must deliver to the collateral agent, from time to time, an officers’ certificate to the effect that all releases and withdrawals during the preceding six-month period in which no release or consent of the collateral agent was obtained in the ordinary course of our business were not prohibited by the indenture. See “Description of the Notes.”

There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and guarantees will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, all or a portion of the collateral securing the notes will be released automatically, including:

•	a sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture;

•	with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee;

•	with respect to collateral that is capital stock, upon the dissolution of the issuer of such capital stock in accordance with the indenture; and

•	with respect to any collateral in which the notes have a second-priority lien, upon any release by the lenders under our amended revolving credit facility of their first-priority security interest in such collateral.

In addition, the guarantee of a subsidiary guarantor will be automatically released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture.

The indenture also permits us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the indenture but not under the amended revolving credit facility. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See “Description of the Notes.”

The imposition of certain permitted liens will cause the assets on which such liens are imposed to be excluded from the collateral securing the notes and the guarantees. There are also certain other categories of property that are also excluded from the collateral.

The indenture permits liens in favor of third parties to secure purchase money indebtedness and capital lease obligations, and any assets subject to such liens will be automatically excluded from the collateral securing the notes and the guarantees. Our ability to incur purchase money indebtedness and capital lease obligations is subject to the limitations, as described in “Description of the Notes.” In addition, certain categories of assets are excluded from the collateral securing the notes and the guarantees. Excluded assets include certain contracts, certain equipment, the assets of our non-guarantor subsidiaries and equity investees, certain capital stock and other securities of our subsidiaries and equity investees and the proceeds from any of the foregoing. See “Description of the Notes.” If an event of default occurs and the notes are accelerated, the notes and the guarantees will rank equally with the holders of other unsubordinated and unsecured indebtedness of the relevant entity with respect to such excluded property.

The pledge of the capital stock, other securities and similar items of our subsidiaries that secure the notes will automatically be released from the lien on them and no longer constitute collateral when the pledge of such capital stock or such other securities would require the filing of separate financial statements with the SEC for that subsidiary.

The notes and the guarantees will be secured by a pledge of the stock of some of our subsidiaries. Under SEC regulations currently in effect, if the par value, book value as carried by us or market value (whichever is greatest) of the capital stock, other securities or similar items of a subsidiary pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of the notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. Therefore, the indenture and the collateral documents provide that any capital stock and other securities of any of our subsidiaries will be excluded from the collateral to the extent that the pledge of such capital stock or other securities to secure the notes would cause such subsidiary to be required to file separate financial statements with the SEC under Rule 3-16 of Regulation S-X (as in effect from time to time).

As a result, holders of the notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries. It may be more difficult, costly and time-consuming for holders of the notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary. See “Description of the Notes—Security.”

Your rights in the collateral may be adversely affected by the failure to perfect security interests in certain collateral in the future.

Applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, equipment subject to a certificate and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. The trustee or the collateral agent may not monitor, or we may not inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and necessary action may not be taken to properly perfect the security interest in such after-acquired collateral. The collateral agent for the notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest in favor of the notes against third parties.

The collateral is subject to casualty risks.

We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the pledged collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the notes and the guarantees.

In the event of our bankruptcy, the ability of the holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations.

The ability of holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations in the event of our bankruptcy. Under applicable U.S. federal bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case without bankruptcy court approval and may be prohibited from disposing of security repossessed from such a debtor without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to retain collateral, including cash collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.”

The meaning of the term “adequate protection” may vary according to the circumstances, but is intended generally to protect the value of the secured creditor’s interest in the collateral at the commencement of the bankruptcy case and may include cash payments or the granting of additional security if and at such times as the court, in its discretion, determines that a diminution in the value of the collateral occurs as a result of the stay of repossession or the disposition of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a U.S. bankruptcy court, we cannot predict whether or when the trustee under the indenture for the notes could foreclose upon or sell the collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

Moreover, the collateral agent and the indenture trustee may need to evaluate the impact of the potential liabilities before determining to foreclose on collateral consisting of real property, if any, because secured creditors that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing the release or threatened releases of hazardous substances at such real property. Consequently, the collateral agent may decline to foreclose on such collateral or exercise remedies available in respect thereof if it does not receive indemnification to its satisfaction from the holders of the notes.

We may not be able to satisfy our obligations to holders of the notes upon a change of control.

We may not be able to fulfill our repurchase obligations in the event of a change of control. If we experience certain specific change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount of the notes plus accrued and unpaid interest to the date of repurchase. Any change of control also constitutes a default under our amended revolving credit facility. Therefore, upon the occurrence of a change of control, the lenders under our amended revolving credit facility would have the right to accelerate their loans and we would be required to prepay all of our outstanding obligations under the amended revolving credit facility. We may not have available funds sufficient to pay the change of control purchase price for any or all of the notes that might be delivered by holders of the notes seeking to accept the change of control offer.

In addition, our amended revolving credit facility contains, and any future credit agreement likely will contain, restrictions or prohibitions on our ability to repurchase the notes. In the event that these change of control events occur at a time when we are prohibited from repurchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance the borrowings that contain these prohibitions or restrictions. If we do not obtain our lenders’ consent or refinance these borrowings, we will remain prohibited or restricted from repurchasing the notes. Accordingly, the holders of the notes may not receive the change of control purchase price for their notes in the event of a sale or other change of control. Our failure to make or consummate the change of control offer or pay the change of control purchase price when due will give the trustee and the holders of the notes the right to declare an event of default and accelerate the repayment of the notes as described under the section in this prospectus entitled “Description of the Notes—Events of Default and Remedies.” This event of default under the indenture for the notes would in turn constitute an event of default under our amended revolving credit facility.

We and the guarantors may be subject to laws relating to fraudulent conveyance.

Various fraudulent conveyance laws have been enacted for the protection of creditors and may be used by a court to subordinate or void the notes in favor of our other existing and future creditors. In a lawsuit brought on behalf of any of our unpaid creditors or a representative of those creditors or if we, as a debtor in a bankruptcy case, or a bankruptcy trustee of such debtor, or the creditors of such debtor, were to contend that, at the time we issued the exchange notes or the initial notes, we:

•	intended to hinder, delay, or defraud any existing or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others; or

•	did not receive fair consideration or reasonably equivalent value for issuing the notes; and

•	were insolvent;

•	were rendered insolvent by reason of that issuance;

•	were engaged or about to engage in a business or transaction for which our remaining assets constituted reasonably small capital to carry on our business; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay as they matured,

a court, including a bankruptcy court, could void our obligations under the notes or the liens we grant to secure the notes. Alternatively, the claims of the holders of notes could be subordinated to claims of our other creditors. Similarly, creditors or a representative of creditors of a subsidiary guarantor or if such subsidiary guarantor as a debtor in a bankruptcy case, or a bankruptcy trustee or the creditors of such debtor may seek to subordinate or void the guarantees of the notes and the granting of liens to secure the guarantees.

The measures of insolvency for purposes of these fraudulent conveyance laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent conveyance has occurred. Generally, however, any of the obligors under the notes or the guarantees would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets, as the case may be;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

We did not obtain a valuation opinion. A court may apply a different standard in making these determinations.

There is no established trading market for the exchange notes and you may not be able to sell them quickly or at the price that you paid.

The exchange notes are a new issue of securities for which there is currently no public market. The exchange notes will not be listed on any securities exchange or included in any automated quotation system. We do not know whether an active trading market will develop for the exchange notes. Although the initial purchaser has informed us that it intends to make a market in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. Accordingly, no market for the exchange notes may develop, and any market that develops may not last.

Even if a trading market for the exchange notes does develop, you may not be able to sell your exchange notes at a particular time, if at all, or you may not be able to obtain the price you desire for your exchange notes. If the exchange notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on many factors including prevailing interest rates, the market for similar securities, our credit rating, the interest of securities dealers in making a market for the exchange notes, the price of any other securities we issue, the performance prospects and financial condition of our company as well as of other companies in our industry.

The market price for the notes may be volatile.

Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial fluctuations in the price of the securities. Even if a trading market for the exchange notes develops, it may be subject to disruptions and price volatility.

Risk Related to the Exchange Offer

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” certain holders of notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the exchange notes. If such a holder transfers any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

Risks Related to Our Business

We face intense competition from a number of domestic and foreign yarn producers and importers of textile and apparel products.

Our industry is highly competitive. We compete not only against domestic and foreign yarn producers, but also against importers of foreign sourced fabric and apparel into the United States and other countries in which we do business. Our major regional competitors are Nan Ya Plastics Corp. of America, Dillon Yarn Corporation, O’Mara, Inc., Spectrum Yarns, Inc., KOSA and AKRA, S.A. de C.V. in the polyester yarn segment and Sapona Manufacturing Company, Inc., McMichael Mills, Inc. and Worldtex, Inc. in the nylon yarn segment. The importation of garments and fabrics from lower wage-based countries and overcapacity throughout the world has resulted in lower net sales, gross profits and net income for both our polyester and nylon segments. The primary competitive factors in the textile industry include price, quality, product styling and differentiation, flexibility of production and finishing, delivery time and customer service. The needs of particular customers and the characteristics of particular products determine the relative importance of these various factors. Because we, and the supply chain in which we operate, do not typically operate on the basis of long-term contracts with textile and apparel customers, these competitive factors could cause our customers to rapidly shift to other producers. A large number of our foreign competitors have significant competitive advantages over us, including lower labor costs, lower raw materials and energy costs and favorable currency exchange rates against the U.S. dollar. If any of these advantages increase, our products could become less competitive, and our sales and profits may decrease as a result. In addition, while traditionally these foreign competitors have focused on commodity production, they are now increasingly focused on value-added products, where we continue to generate higher margins. Competitive pressures may also intensify as a result of the gradual elimination of quotas and the potential elimination of duties. See “—Changes in the trade regulatory environment could weaken our competitive position dramatically and have a material adverse effect on our business, net sales and profitability.” We, and the supply chain in which we operate, may therefore not be able to continue to compete effectively with imported foreign-made textile and apparel products, which would materially adversely affect our business, financial condition, results of operations or cash flows.

Changes in the trade regulatory environment could weaken our competitive position dramatically and have a material adverse effect on our business, net sales and profitability.

A number of sectors of the textile industry in which we sell our products, particularly apparel and home furnishings, are subject to intense foreign competition. Other sectors of the textile industry in which we sell our products may in the future become subject to more intense foreign competition. There are currently a number of trade regulations, quotas and duties in place to protect the U.S. textile industry against competition from low-priced foreign producers, such as China. Changes in such trade regulations, quotas and duties may make our products less attractive from a price standpoint than the goods of our competitors or the finished apparel products of a competitor in the supply chain, which could have a material adverse effect on our business, net sales and profitability. In addition, increased foreign capacity and imports that compete directly with our products could have a similar effect. Furthermore, one of our key business strategies is to expand our business within countries that are parties to free-trade agreements with the United States. Any relaxation of duties or other trade protections with respect to countries that are not parties to those free-trade agreements could therefore decrease the importance of the trade agreements and have a material adverse effect on our business, net sales and profitability. See “Business—Trade Regulation.”

The significant price volatility of many of our raw materials and rising energy costs may result in increased production costs, which we may not be able to pass on to our customers, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

A significant portion of our raw materials are petroleum-based chemicals and a significant portion of our costs are energy costs. The prices for petroleum and petroleum-related products and energy costs are volatile and have recently increased significantly. While we frequently enter into raw material supply agreements, as is the general practice in our industry, these agreements typically provide for formula-based pricing. Therefore, our supply agreements provide only limited protection against price volatility. As a result, our production costs have increased significantly in recent times. While we have in the past matched cost increases with corresponding product price increases, we may not always be able to immediately raise product prices, and, ultimately, pass on underlying cost increases to our customers. We have in the past lost, and we expect that we will continue to lose, customers to our competitors as a result of these price increases. In addition, our competitors may be able to obtain raw materials at a lower cost than we are due to market regulations. Additional raw material and energy cost increases that we are not able to fully pass on to customers or the loss of a large number of customers to competitors as a result of price increases could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We depend upon limited sources for raw materials, and interruptions in supply could increase our costs of production and cause our operations to suffer.

We depend on a limited number of third parties for certain of our raw material supplies, such as polyester polymer beads, or “chip,” terephthalic acid, or “TPA,” and monoethylene glycol, or “MEG.” Although alternative sources of raw materials exist, we may not continue to be able to obtain adequate supplies of such materials on acceptable terms, or at all, from other sources when our existing supply agreements expire. In addition, we have in the past and may in the future experience interruptions or limitations in the supply of our raw materials, which would increase our product costs and could have a material adverse effect on our business, financial condition, results of operations or cash flows. For example, in the Louisiana area in 2005, Hurricane Katrina created shortages in the supply of paraxlyene, a feedstock used in polymer production, because refineries diverted production to mixed xylene to increase the supply of gasoline. As a result, supplies of paraxlyene were reduced, and prices increased. Additionally, five of the six refineries in Texas that produce MEG shut down, including the supplier to our Kinston operation due to Hurricane Rita. The supply of MEG was reduced, and prices increased as well. These disruptions had an adverse effect on our net sales and product costs. Any future disruption or curtailment in the supply of any of our raw materials could cause us to reduce or cease our production in general or require us to increase our pricing, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. See “—The significant price volatility of many of our raw materials and rising energy costs may result in increased production costs, which we may not be able to pass on to our customers, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.”

A decline in general economic or political conditions and changes in consumer spending could cause our sales and profits to decline.

Our products are used in the production of fabrics primarily for the apparel, hosiery, home furnishing, automotive, industrial and other similar end-use markets. Demand for furniture and durable goods, such as automobiles, is often affected significantly by economic conditions. Demand for a number of categories of apparel also tends to be tied to economic cycles. Domestic demand for textile products therefore tends to vary with the business cycles of the U.S. economy as well as changes in global economic and political conditions. Future armed conflicts, terrorist activities or natural disasters in the United States or abroad and any consequent actions on the part of the U.S. government and others may cause general economic conditions in the United States to deteriorate or otherwise reduce U.S. consumer spending. A decline in general economic conditions or consumer confidence may also lead to significant changes to inventory levels and, in turn, replenishment orders placed with suppliers. These changing demands ultimately work their way through the supply chain and could adversely affect demand for our products and have a material adverse effect on our business, net sales and profitability.

Failure to successfully reduce our production costs may adversely affect our financial results.

A significant portion of our strategy relies upon our ability to successfully rationalize and improve the efficiency of our operations. In particular, our strategy relies on our ability to reduce our production costs in order to remain competitive. Over the past three years, we have consolidated multiple unprofitable businesses and production lines in an effort to match operating rates to the market; reduced overhead and supply costs; focused on optimizing the product mix amongst our reorganized assets; and made significant capital expenditures to more completely automate our production facilities, lessen the dependence on labor and decrease waste. If we are not able to continue to successfully implement cost reduction measures, or if these efforts do not generate the level of cost savings that we expect going forward or result in higher than expected costs, there could be a material adverse effect on our business, financial condition, results of operations or cash flows.

Changes in customer preferences, fashion trends and end-uses could have a material adverse effect on our business, net sales and profitability and cause inventory build-up if we are not able to adapt to such changes.

The demand for many of our products depends upon timely identification of consumer preferences for fabric designs, colors and styles. In the apparel sector, a failure by us or our customers to identify fashion trends in time to introduce products and fabrics consistent with those trends could reduce our sales and the acceptance of our products by our customers and decrease our profitability as a result of costs associated with failed product introductions and reduced sales. Our nylon segment has been adversely affected by changing customer preferences that have reduced demand for sheer hosiery products. In all sectors, changes in customer preferences or specifications may cause shifts away from products we provide, which can also have an adverse effect on our business, net sales and profitability.

We have significant foreign operations, and our results of operations may be adversely affected by currency fluctuations.

We have a significant operation in Brazil, operations in Colombia and joint ventures in China and Israel. We serve customers in Canada, Mexico, Israel and various countries in Europe, Central America, South America and South Africa. Foreign operations are subject to certain political, economic and other uncertainties not encountered by our domestic operations that can materially affect our sales, profits, cash flows and financial position. The risks of international operations include trade barriers, duties, exchange controls, national and regional labor strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws, the difficulty of enforcing agreements and collecting receivables through foreign legal systems, taxes on distributions or deemed distributions to us or any of our U.S. subsidiaries, maintenance of minimum capital requirements and import and export controls. Through our foreign operations, we are also exposed to currency fluctuations and exchange rate risks. Because a significant amount of our costs incurred to generate the revenues of our foreign operations are denominated in local currencies, while the majority of our sales are in U.S. dollars, we have in the past been adversely impacted by the appreciation of the local currencies relative to the U.S. dollar, and currency exchange rate fluctuations could have a material adverse effect on our business, financial condition, results of operations or cash flows. We have translated our revenues and expenses denominated in local currencies into U.S. dollars at the average exchange rate during the relevant period and our assets and liabilities denominated in local currencies into U.S. dollars at the exchange rate at the end of the relevant period. Fluctuations in the foreign exchange rates will affect period-to-period comparisons of our reported results. Additionally, we operate in countries with foreign exchange controls. These controls may limit our ability to repatriate funds from our international operations and joint ventures or otherwise convert local currencies into U.S. dollars. These limitations could adversely affect our ability to access cash from these operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

To the extent that we operate outside the United States, we are subject to the Foreign Corrupt Practices Act, or “FCPA,” which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. In particular, we may be held liable for actions taken by our strategic or local partners even though such partners are foreign companies that are not subject to the FCPA. Any determination that we have violated the FCPA could result in sanctions that could have a material adverse effect on our business.

Our business could be negatively impacted by the financial condition of our customers.

The U.S. textile and apparel industry faces many challenges. Overcapacity, volatility in raw material pricing and intense pricing pressures have led to the closure of many domestic textile and apparel plants. Continued negative industry trends may result in the deteriorating financial condition of our customers. Certain of our customers are experiencing financial difficulties. Although our business is not dependent on any particular customer, the loss of any significant portion of our sales to any of these customers could have a material adverse impact on our business, results of operations, financial condition or cash flows. In addition, any receivable balances related to our customers would be at risk in the event of their bankruptcy.

As one of the many participants in the U.S. and regional textile and apparel supply chain, our business and competitive position are directly impacted by the business and financial condition of the other participants across the supply chain in which we operate, including other regional yarn manufacturers, knitters and weavers. If other supply chain participants are unable to access capital, fund their operations and make required technological and other investments in their businesses or experience diminished demand for their products, there could be a material adverse impact on our business, financial condition, results of operations or cash flows.

Failure to implement future technological advances in the textile industry or fund capital expenditure requirements could have a material adverse effect on our competitive position and net sales.

Our operating results depend to a significant extent on our ability to continue to introduce innovative products and applications and to continue to develop our production processes to be a competitive producer. Accordingly, to maintain our competitive position and our revenue base, we must continually modernize our manufacturing processes, plants and equipment. To this end, we have made significant investments in our manufacturing infrastructure over the past fifteen years and do not currently anticipate any significant additional capital expenditures to replace or expand our production facilities over the next five years. Accordingly, we expect our capital requirements in the near term will be used primarily to maintain our manufacturing operations, but we may nevertheless require significant capital expenditures for expansion purposes. Future technological advances in the textile industry may result in the availability of new products or increase the efficiency of existing manufacturing and distribution systems, and we may not be able to adapt to such technological changes or offer such products on a timely basis or establish or maintain competitive positions. Existing, proposed or yet undeveloped technologies may render our technology less profitable or less viable, and we may not have available the financial and other resources to compete effectively against companies possessing such technologies. To the extent sources of funds are insufficient to meet our ongoing capital improvement requirements, we would need to seek alternative sources of financing or curtail or delay capital spending plans. We may not be able to obtain the necessary financing when needed or on terms acceptable to us. We are unable to predict which of the many possible future products and services will meet the evolving industry standards and consumer demands. If we fail to make the capital improvements necessary to continue the modernization of our manufacturing operations and reduction of our costs, our competitive position may suffer, and our net sales may decline.

Unforeseen or recurring operational problems at any of our facilities may cause significant lost production, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our manufacturing process could be affected by operational problems that could impair our production capability. Each of our facilities contains complex and sophisticated machines that are used in our manufacturing process. Disruptions at any of our facilities could be caused by maintenance outages; prolonged power failures or reductions; a breakdown, failure or substandard performance of any of our machines; the effect of noncompliance with material environmental requirements or permits; disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels or roads; fires, floods, earthquakes or other catastrophic disasters; labor difficulties; or other operational problems. Any prolonged disruption in operations at any of our facilities could cause significant lost production, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have made and may continue to make investments in entities that we do not control.

We have established joint ventures and made minority interest investments designed to increase our vertical integration, increase efficiencies in our procurement, manufacturing processes, marketing and distribution in the United States and other markets. Our principal joint ventures and minority investments include U.N.F. Industries, Ltd., Unifi-SANS Technical Fibers, LLC, Parkdale America, LLC and Yihua Unifi Fibre Industry Company Limited. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Joint Ventures and Other Equity Investments.” We do not control these entities and they will not be restricted under the indenture. Subject to certain restrictions, the indenture and our amended revolving credit facility will permit us to continue to enter into certain joint ventures and make certain minority investments. Our inability to control entities in which we invest may affect our ability to receive distributions from those entities or to fully implement our business plan. The incurrence of debt or entry into other agreements by an entity not under our control may result in restrictions or prohibitions on that entity’s ability to pay dividends or make other distributions to us. Even where these entities are not restricted by contract or by law from making distributions to us, we may not be able to influence the occurrence or timing of such distributions. In addition, if any of the other investors in these entities fails to observe its commitments, that entity may not be able to operate according to its business plan or we may be required to increase our level of commitment. If any of these events were to occur, our business, results of operations, financial condition or cash flows could be adversely affected. Because we do not own a majority or maintain voting control of these entities, we do not have the ability to control their policies, management or affairs. The interests of persons who control these entities or partners may differ from ours, and they may cause such entities to take actions which are not in our best interest. If we are unable to maintain our relationships with our partners in these entities, we could lose our ability to operate in these areas which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our acquisition strategy may not be successful, which could adversely affect our business.

We have expanded our business partly through acquisitions and anticipate that we will continue to make selective acquisitions. Our acquisition strategy is dependent upon the availability of suitable acquisition candidates, obtaining financing on acceptable terms, and our ability to comply with the restrictions contained in the indenture and our other debt agreements. Acquisitions may divert a significant amount of management’s time away from the operation of our business. Future acquisitions may also have an adverse effect on our operating results, particularly in the fiscal quarters immediately following their completion while we integrate the operations of the acquired business. Growth by acquisition involves risks that could have a material adverse effect on our business and financial results, including difficulties in integrating the operations and personnel of acquired companies and the potential loss of key employees and customers of acquired companies. Once integrated, acquired operations may not achieve the levels of revenues, profitability or productivity comparable with those achieved by our existing operations, or otherwise perform as expected. While we have experience in identifying and integrating acquisitions, we may not be able to identify suitable acquisition candidates, obtain the capital necessary to pursue our acquisition strategy or complete acquisitions on satisfactory terms or at all. Even if we successfully complete an acquisition, we may not be able to integrate it into our business satisfactorily or at all.

Increases of illegal transshipment of textile and apparel goods into the United States could have a material adverse effect on our business.

There has been a significant increase recently in illegal transshipments of apparel products into the United States. Illegal transshipment involves circumventing quotas by falsely claiming that textiles and apparel are a product of a particular country of origin or include yarn of a particular country of origin to avoid paying higher duties or to receive benefits from regional free-trade agreements, such as NAFTA and CAFTA. If illegal transshipment is not monitored and enforcement is not effective, these shipments could have a material adverse effect on our business.

We are subject to many environmental and safety regulations that may result in significant unanticipated costs or liabilities or cause interruptions in our operations.

We are subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, the protection of the environment and the use or cleanup of hazardous substances and wastes. We may incur substantial costs, including fines, damages and criminal or civil sanctions, or experience interruptions in our operations for actual or alleged violations of or compliance requirements arising under environmental laws, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows. Our operations could result in violations of environmental laws, including spills or other releases of hazardous substances to the environment. In the event of a catastrophic incident, we could incur material costs.

In addition, we could incur significant expenditures in order to comply with existing or future environmental or safety laws. For example, the land associated with the Kinston acquisition is leased under a 99 year ground lease with DuPont. Since 1993, DuPont has been investigating and cleaning up the Kinston site under the supervision of the U.S. Environmental Protection Agency and the North Carolina Department of Environment and Natural Resources under the Resource Conservation and Recovery Act Corrective Action Program. The Corrective Action Program requires DuPont to identify all potential areas of environmental concern, known as solid waste management units or areas of concern, assess the extent of contamination at the identified areas and clean them up to applicable regulatory standards. Under the terms of the ground lease, upon completion by DuPont of required remedial action, ownership of the Kinston site will pass to us. Thereafter, we will have responsibility for future remediation requirements, if any, at the solid waste management units and areas of concern previously addressed by DuPont and at any other areas at the plant. At this time we have no basis to determine if and when we will have any responsibility or obligation with respect to contaminated solid waste management units and areas of concern or the extent of any potential liability for the same. Accordingly, the possibility that we could face material clean-up costs in the future relating to the Kinston facility cannot be eliminated. Capital expenditures and, to a lesser extent, costs and operating expenses relating to environmental or safety matters will be subject to evolving regulatory requirements and will depend on the timing of the promulgation and enforcement of specific standards which impose requirements on our operations. Therefore, capital expenditures beyond those currently anticipated may be required under existing or future environmental or safety laws. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Environmental Liabilities.”

Furthermore, we may be liable for the costs of investigating and cleaning up environmental contamination on or from our properties or at off-site locations where we disposed of or arranged for the disposal or treatment of hazardous materials or from disposal activities that pre-dated the purchase of our businesses. If significant previously unknown contamination is discovered, existing laws or their enforcement change or our indemnities do not cover the costs of investigation and remediation, then such expenditures could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Health and safety regulation costs could increase.

Our operations are also subject to regulation of health and safety matters by the United States Occupational Safety and Health Administration and comparable statutes in foreign jurisdictions where we operate. We believe that we employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims that may be asserted against us for work-related illnesses or injury, and changes in occupational health and safety laws and regulations in the United States or in foreign jurisdictions in which we operate could increase our operating costs. We are unable to predict the ultimate cost of compliance with these health and safety laws and regulations. Accordingly, we may become involved in future litigation or other proceedings or be found to be responsible or liable in any litigation or proceedings, and such costs may be material to us.

Our business may be adversely affected by adverse employee relations.

As of June 25, 2006, we employed approximately 3,300 employees, approximately 2,900 of which are domestic employees and approximately 400 of which are foreign employees. While employees of our foreign operations are generally unionized, none of our domestic employees are currently covered by collective bargaining agreements. The failure to renew our collective bargaining agreements with employees of our foreign operations and other labor relations issues, including union organizing activities, could result in an increase in costs or lead to a strike, work stoppage or slow down. Such labor issues and unrest by our employees could have a material adverse effect on our business.

We depend on the continued services of key managers and employees.

Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team, including our Chief Executive Officer, Mr. Parke, and our Chief Operating Officer and Chief Financial Officer, Mr. Lowe. We currently do not have any employment agreements with our senior management team other than Mr. Parke and Mr. Lowe and cannot assure you that any of these individuals will remain with us. We currently do not have a life insurance policy on any of the members of the senior management team. The death or loss of the services of any of our senior managers or the inability to attract and retain additional senior management personnel could have a material adverse effect on our business.

Our future financial results could be adversely impacted by asset impairments or other charges.

Under Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we are required to assess the impairment of our long-lived assets, such as plant and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable as measured by the sum of the expected future undiscounted cash flows. When we determine that the carrying value of certain long-lived assets may not be recoverable based upon the existence of one or more impairment indicators, we then measure any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our current business model. In accordance with SFAS No. 144, any such impairment charges will be recorded as operating losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Impairment of Long-Lived Assets.”

In addition, we evaluate the net values assigned to various equity investments we hold, such as our investment in Yihua Unifi Fibre Industry Company Limited, Parkdale America, LLC, Unifi-SANS Technical Fibers, LLC and U.N.F. Industries Limited, in accordance with the provisions of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” APB No. 18 requires that a loss in value of an investment, which is other than a temporary decline, should be recognized as an impairment loss. Any such impairment losses will be recorded as operating losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Joint Ventures and Other Equity Investments” for more information regarding our equity investments.

Any operating losses resulting from impairment charges under SFAS No. 144 or APB No. 18 could have an adverse effect on our net income and therefore the market price of our securities, including our common stock and the notes.

Our business could be adversely affected if we fail to protect our intellectual property rights.

Our success depends in part on our ability to protect our intellectual property rights. We rely on a combination of patent, trademark, and trade secret laws, licenses, confidentiality and other agreements to protect our intellectual property rights. However, this protection may not be fully adequate: our intellectual property rights may be challenged or invalidated, an infringement suit by us against a third party may not be successful and/or third parties could design around our technology or adopt trademarks similar to our own. In addition, the laws of some foreign countries in which our products are manufactured and sold do not protect intellectual property rights to the same extent as the laws of the United States. Although we routinely enter into confidentiality agreements with our employees, independent contractors and current and potential strategic and joint venture partners, among others, such agreements may be breached, and we could be harmed by unauthorized use or disclosure of our confidential information. Further, we license trademarks from third parties, and these agreements may terminate or become subject to litigation. Our failure to protect our intellectual property could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

Further, we may be accused of infringing or violating the intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in costly litigation and divert the efforts of our personnel. Should we be found liable for infringement, we may be required to enter into licensing arrangements (if available on acceptable terms or at all) or pay damages and cease selling certain products or using certain product names or technology. Our failure to prevail in any intellectual property litigation could materially adversely affect our competitive position, reduce revenue or otherwise harm our business.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” or words or phrases of similar meaning. They may relate to, among other things, the risks described under the caption “Risk Factors” and:

•	the competitive nature of the textile industry and the impact of worldwide competition;

•	changes in the trade regulatory environment and governmental policies and legislation;

•	the availability, sourcing and pricing of raw materials;

•	general domestic and international economic and industry conditions in markets where we compete, such as recession and other economic and political factors over which we have no control;

•	changes in consumer spending, customer preferences, fashion trends and end-uses;

•	our ability to reduce production costs;

•	changes in currency exchange rates, interest and inflation rates;

•	the financial condition of our customers;

•	technological advancements and the continued availability of financial resources to fund capital expenditures;

•	the operating performance of joint ventures, alliances and other equity investments;

•	the impact of environmental, health and safety regulations; and

•	employee relations.

These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements and may adversely affect the value of and our ability to make payments on the notes. These risks and uncertainties may include those discussed above or in “Risk Factors.” New risks can emerge from time to time. It is not possible for us to predict all of these risks, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in forward-looking statements. Given these risks and uncertainties, we urge you to read this prospectus completely with the understanding that actual future results may be materially different from what we plan or expect. We will not update these forward-looking statements, even if our situation changes in the future, except as required by federal securities laws.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreements entered into in connection with the offering of the initial notes. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.

We used the gross proceeds of $190.0 million from the sale of the initial notes, together with borrowings under our amended revolving credit facility and cash on hand to repurchase the 2008 notes tendered in the tender offer and pay related fees and expenses associated with the refinancing transactions. The approximate sources and uses of gross proceeds in connection with the refinancing transactions were as follows (in millions):

Sources		Uses
Initial notes	$190.0	Repurchase of 2008 notes in tender offer(1)	$253.9
Cash and cash equivalents	68.8	Transaction fees and expenses(2)	7.9
Borrowings under our amended revolving credit facility	3.0

Total Sources	$261.8	Total Uses	$261.8

(1)	On April 28, 2006, we commenced a tender offer for the 2008 notes in which $248.7 million of the 2008 notes, representing 99.5% of the then outstanding aggregate principal amount of 2008 notes, were tendered and purchased at a purchase price of 100.0% of their principal amount plus accrued and unpaid interest to, but not including, May 26, 2006. The remaining 2008 notes mature on February 1, 2008 and bear interest at 6.5%.
(2)	Transaction fees and expenses include fees and expenses related to the refinancing transactions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 25, 2006 on an actual basis.

This table is presented and should be read in conjunction with our historical consolidated financial statements, together with the related notes, included elsewhere in this prospectus. Also see “Use of Proceeds,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Other Indebtedness.”

As of June 25, 2006
(in millions)
Cash and cash equivalents	$35.3

Short-term and long-term debt:
Revolving credit facility(1)	$—
2008 notes(2)	1.3
The notes	190.0
Other debt(3)	17.1
Total debt	208.4
Shareholders’ equity	383.0

Total capitalization	$591.4

(1)	The amended revolving credit facility consists of a revolving asset-based loan facility of $100.0 million. As of June 25, 2006, there were no amounts outstanding under our amended revolving credit facility, and based on our calculation as of that date, $94.2 million was available for borrowing under the borrowing base of this facility (net of $5.8 million to support outstanding letters of credit). See “Description of Other Indebtedness—Amended Revolving Credit Facility.”
(2)	On April 28, 2006, we commenced a tender offer for the 2008 notes in which $248.7 million of 2008 notes, representing 99.5% of the then outstanding aggregate principal amount of 2008 notes, were tendered and purchased at a purchase price of 100.0% of their principal amount plus accrued and unpaid interest to, but not including, May 26, 2006.
(3)	Includes $10.5 million of indebtedness in Brazil that is collateralized by cash that is classified as other current and non-current assets on our balance sheet. See “Description of Other Indebtedness—Indebtedness of Unifi do Brasil.”

SELECTED HISTORICAL FINANCIAL DATA

The following table presents the selected historical financial data of our company and our consolidated subsidiaries as of and for each of the fiscal years ended June 25, 2006, June 26, 2005, June 27, 2004, June 29, 2003, and June 30, 2002. The selected historical financial data as of June 25, 2006 and June 26, 2005, and for the fiscal years ended June 25, 2006, June 26, 2005, and June 27, 2004, have been derived from, and should be read together with, our audited historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The selected historical financial data as of June 27, 2004, June 29, 2003 and June 30, 2002, and for the fiscal years ended June 29, 2003 and June 30, 2002 have been derived from our audited consolidated financial statements (which are not included in this prospectus), as adjusted to reflect restatement for discontinued operations. The consolidated financial statements of Unifi, Inc. begin on page F-1 of this prospectus. The selected historical financial data set forth below is not necessarily indicative of the results of future operations and should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Fiscal Years Ended
	June 25, 2006	June 26, 2005	June 27, 2004	June 29, 2003	June 30, 2002
	(dollars in thousands)
Statements of operations data:
Net sales	$738,825	$793,796	$666,383	$747,681	$813,635
Cost of sales	696,055	762,717	625,983	675,829	739,623
Selling, general and administrative expenses	41,534	42,211	45,963	48,182	44,707
Provision for bad debts	1,256	13,172	2,389	3,812	6,285
Interest expense	19,247	20,575	18,698	19,736	22,948
Interest income	(4,489)	(2,152)	(2,152)	(1,420)	(2,260)
Other (income) expense, net	(3,118)	(2,300)	(2,590)	(115)	4,129
Equity in (earnings) losses of unconsolidated affiliates	(825)	(6,938)	6,877	(10,728)	1,659
Minority interest (income) expense	—	(530)	(6,430)	4,769	—
Restructuring charges (recovery)	(254)	(341)	8,229	10,597	—
Arbitration costs and expenses	—	—	182	19,185	1,129
Alliance plant closure costs (recovery)	—	—	(206)	(3,486)	—
Write down of long-lived assets	2,366	603	25,241	—	—
Goodwill impairment	—	—	13,461	—	—
Loss from early extinguishment of debt	2,949	—	—	—	—

Loss from continuing operations before income taxes and extraordinary item	(15,896)	(33,221)	(69,262)	(18,680)	(4,585)
Benefit for income taxes	(1,170)	(13,483)	(25,113)	(2,590)	(2,132)

Loss from continuing operations before extraordinary item	(14,726)	(19,738)	(44,149)	(16,090)	(2,453)
Income (loss) from discontinued operations, net of tax	360	(22,644)	(25,644)	(11,087)	(3,621)

Loss before extraordinary item	(14,366)	(42,382)	(69,793)	(27,177)	(6,074)
Extraordinary gain—net of taxes of $0	—	1,157	—	—	—
Cumulative effect of accounting change, net of tax	—	—	—	—	(37,851)

Net loss	$(14,366)	$(41,225)	$(69,793)	$(27,177)	$(43,925)

Other financial data:
Depreciation	$48,669	$51,542	$56,226	$62,273	$66,098
Capital expenditures	(11,988)	(9,422)	(11,124)	(22,996)	(9,653)
Net cash provided by (used in) continuing operations:
Operating activities	30,093	28,785	11,380	87,057	80,540
Investing activities	(29,230)	(4,691)	(5,777)	(11,222)	(20,781)
Financing activities	(90,174)	82	(8,467)	(29,929)	(55,476)
Ratio of earnings to fixed charges(1)	—	—	—	—	—

	As of
	June 25, 2006	June 26, 2005	June 27, 2004	June 29, 2003	June 30, 2002
	( in thousands)
Balance sheet data:
Cash and cash equivalents	$35,317	$105,621	$65,221	$76,801	$19,105
Property, plant and equipment	916,337	955,459	943,555	978,200	961,327
Investments in unconsolidated affiliates	190,217	160,675	164,286	173,585	180,885
Total assets	732,637	845,375	872,535	1,002,201	1,019,555
Total debt	208,440	295,129	272,276	266,680	288,549
Total liabilities	349,684	461,800	470,634	508,388	513,423
Total shareholders’ equity	382,953	383,575	401,901	479,748	498,040

(1)	The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income taxes and extraordinary item plus fixed charges. “Fixed charges” consist of interest expense, whether expensed or capitalized, amortization of debt financing costs and an estimate of the interest within rent expense. The as adjusted ratio of earnings to combined fixed charges for fiscal year 2006 and 2005 were both less than one-to-one coverage and the deficiency of earnings to fixed charges were $20.0 million and $39.3 million, respectively. Earnings were insufficient to cover fixed charges by $15.0 million, $33.8 million, $67.7 million, $12.9 million and $2.1 million, respectively, in fiscal years 2006, 2005, 2004, 2003 and 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with “Selected Historical Financial Data” and our historical consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements and as a result of the factors we describe under “Risk Factors” and elsewhere in this prospectus.

Business Overview

We are a diversified North American producer and processor of multi-filament polyester and nylon yarns, including specialty yarns with enhanced performance characteristics. We add value to the supply chain and enhance consumer demand for our products through the development and introduction of branded yarns that provide unique performance, comfort and aesthetic advantages. We manufacture partially oriented, textured, dyed, twisted and beamed polyester yarns as well as textured nylon and nylon covered spandex products. We sell our products to other yarn manufacturers, knitters and weavers that produce fabrics for the apparel, hosiery, home furnishings, automotive, industrial and other end-use markets. We maintain one of the industry’s most comprehensive product offerings and emphasize quality, style and performance in all of our products.

Polyester Segment. The polyester segment manufactures partially oriented, textured, dyed, twisted and beamed yarns with sales to other yarn manufacturers, knitters and weavers that produce fabrics for the apparel, automotive and furniture upholstery, hosiery, home furnishings, automotive, industrial and other end-use markets. The polyester segment primarily manufactures its products in Brazil, Colombia and the United States which has the largest operations and number of locations. For fiscal years 2006, 2005 and 2004, our net sales for our polyester segment were $566.4 million, $587.0 million and $481.8 million, respectively.

Nylon Segment. The nylon segment manufactures textured nylon and covered spandex products with sales to other yarn manufacturers, knitters and weavers that produce fabrics for the apparel, hosiery, sock and other end-use markets. The nylon segment consists of operations in the United States and Colombia. For fiscal years 2006, 2005 and 2004, our net sales for our nylon segment were $172.5 million, $206.8 million and $184.5 million, respectively.

Sourcing Segment. In July 2005, we announced our decision to exit the sourcing business and as of the end of fiscal year 2006, we had fully liquidated the business. All periods have been presented as discontinued operations in accordance with GAAP.

Our fiscal year is the 52 or 53 weeks ending the last Sunday in June. Fiscal years 2006, 2005 and 2004 had 52 weeks.

Line Items Presented

Net sales. Net sales include amounts billed by us to customers for products, shipping and handling, net of allowances for rebates. Rebates may be offered to specific large volume customers for purchasing certain quantities of yarn over a prescribed time period. We provide for allowances associated with rebates in the same accounting period the sales are recognized in income. Allowances for rebates are calculated based on sales to customers with negotiated rebate agreements with us. We record allowances for estimated product returns.

Cost of sales. Our cost of sales consists of direct material, delivery and other manufacturing costs, including labor and overhead, depreciation and amortization expense with respect to manufacturing assets, fixed asset depreciation, amortization of intangible assets and reserves for obsolete and slow-moving inventory. Cost of sales also includes amounts directly related to providing technological support to our Chinese joint venture discussed below.

Selling, general and administrative expenses. Our selling, general and administrative expenses consist of selling expense (which includes sales staff salaries and bonuses), advertising and promotion (which includes direct marketing expenses) and administrative expense (which includes corporate expenses and bonuses). In addition, selling, general and administrative expenses also includes depreciation and amortization with respect to certain corporate administrative assets.

Recent Developments and Outlook

Although the global textile and apparel industry continues to grow, the U.S. textile and apparel industry has contracted since 1999, caused primarily by intense foreign competition in finished goods on the basis of price, resulting in ongoing U.S. domestic overcapacity, many producers moving their operations offshore and the closure of many domestic textile and apparel plants. More recently, the U.S. textile and apparel industry has continued to decline, although it has been experiencing low negative growth rates. In addition, due to consumer preferences, demand for sheer hosiery products has declined significantly in recent years, which negatively impacts nylon manufacturers. Because of these general industry trends, our net sales, gross profits and net income have been trending downward for the past several years. These challenges continue to impact the U.S. textile and apparel industry, and we expect that they will continue to impact the U.S. textile and apparel industry for the foreseeable future. We believe that our success going forward is primarily based on our ability to improve the mix of our product offerings to shift to more premium value-added products, to exploit the free-trade agreements to which the United States is a party and to implement cost saving strategies which will improve our operating efficiencies. The continued viability of the U.S. domestic textile and apparel industry is dependent, to a large extent, on the international trade regulatory environment. For the most part, because of protective duties currently in place and NAFTA, CAFTA, CBI, ATPA and other free-trade agreements or duties preference programs, we have not experienced significant declines in our market share due to the importation of Asian products.

We are also highly committed and dedicated to identifying strategic opportunities to participate in the Asian textile market, specifically China, where the growth rate is estimated to be within a range of 7% to 9%. As further discussed below in “—Joint Ventures and Other Equity Investments,” we have invested $30.0 million in a joint venture in China to manufacture, process and market polyester filament yarn.

During fiscal year 2006, we continued to shift our focus away from selling large volumes of products in order to focus on making each product line profitable. We have identified unprofitable product lines and raised sales prices accordingly. In some cases, this strategy has resulted in reduced sales of these products or even the elimination of the unprofitable product lines. We expect that the reduction of these unprofitable businesses will improve our future operating results. This program has resulted in significant restructuring charges in recent periods, and additional losses of volume associated with these actions may require additional plant consolidations in the future, which may result in further restructuring charges.

In the fourth quarter of fiscal year 2005, we also began to reduce our inventories, including certain slow moving items, in order to improve our cash position and reduce our working capital requirements. These sales of inventory resulted in significant net losses in the fourth quarter of fiscal year 2005. A number of these items were unsold inventory that had been tailored to customer specifications but was eventually not purchased by the relevant customer and was difficult to sell to other customers. As a result, in April 2005, we instituted a make to order policy for products tailored to customer specifications that we believe will be difficult to sell to other customers.

We entered into a manufacturing alliance with DuPont in June 2000 to produce polyester POY at DuPont’s facility in Kinston and at our facility in Yadkinville, North Carolina. DuPont later transferred its interest in this alliance to Invista, Inc. This alliance resulted in significant annual benefits to us of approximately $30 million, consisting of reductions in fixed costs, variable costs savings and product development enrichment. On September 30, 2004, we acquired the Kinston facility, including inventories, for approximately $24.4 million, in the form of a note payable to Invista. We closed two of its four production lines, increased efficiency and automation and reduced the workforce. See “—Corporate Restructurings.” The acquisition resulted in the termination of our alliance with DuPont. As a result of the Kinston acquisition, our results for periods subsequent to the Kinston acquisition will not be fully comparable to our results for the prior periods, which include the annual benefit of the alliance.

The impact of Hurricane Katrina on the oil refineries in the Louisiana area in August 2005 created shortages of supply of gasoline and as a result a shortage of paraxlyene, a feedstock used in polymer production in our polyester segment, because producers diverted production to mixed xlyene to increase the supply of gasoline. As a result, while supplies were tight, paraxlyene continued to be available at a much higher price. During September 2005, we received notices from several raw material suppliers declaring force majeure under our contracts and increasing the price we paid under those contracts effective September 1, 2005. As a result of this increase, and other energy-related cost increases, we imposed a 14 cents per pound surcharge on our polyester products in an effort to maintain our margins. Throughout the second quarter of fiscal year 2006, the surcharge stayed in effect at different levels as raw material prices declined. In other operations that have a high usage of natural gas, we also increased sales prices effective November 1, 2005 to compensate for the increase in utility costs.

Though polyester raw material prices declined during the end of the second quarter of fiscal year 2006, a different set of paraxylene industry dynamics emerged during the third quarter of fiscal year 2006 that led to further increases of raw material prices. Polyester raw material prices once again increased during the last two quarters of fiscal year 2006 and continue to be steady. We believe that the pressure from strong gasoline demand, coupled with the phase-out of the production of Methyl Tetra-butyl Ether, or “MTBE,” from gasoline has had an impact on paraxylene pricing by raising the value of mixed xylenes as a blend component for gasoline, as xylenes are diverted into gasoline as a replacement for MTBE.

Hurricane Rita shut down five of the six refineries in Texas that produce MEG in September 2005, including the supplier to our Kinston polyester filament manufacturing operation. In addition, an unrelated accident closed one of the supplier’s facilities in early October 2005. With five of the six facilities closed, the supply of MEG in the marketplace became temporarily tight, and MEG became unavailable at historical prices. At the time of Hurricane Rita, we had approximately 22 days of inventory of MEG. We started purchasing MEG on the spot market and trucking the MEG to Kinston, which increased our costs compared to our more economical method of transportation by railroad.

We successfully managed through these transportation and access issues to meet our delivery commitments. As of the close of the second quarter of fiscal year 2006, the availability of raw materials had returned to normal levels, but pricing had not returned to pre-hurricane levels. Effective January 1, 2006, we removed the surcharge on our products and instituted a price increase to maintain our margins.

In spite of our ability to pass to our customers nearly all of the cost increases resulting from the 2005 hurricanes and the associated supply shortages, revenues in our polyester segment for the second and third quarters of fiscal year 2006 were lower than for the comparable period in fiscal year 2005 due to lower overall purchases by our customers because of the increased prices. The polyester segment revenues lost during the second and third quarters of fiscal year 2006 have not been fully offset by increased orders in subsequent periods. In addition to the decrease in overall polyester segment revenues, increased prices also resulted in smaller order size for our polyester segment products during the second quarter of fiscal year 2006, as customers sought to purchase only their minimum requirements during the supply disruption period. Smaller order sizes affected our margins negatively during that period, as repeated changes in our production lines increased our per-unit costs for smaller orders. As a result, in February 2006, we instituted small order pricing surcharges to offset this effect on our margins.

On April 28, 2006, we commenced a tender offer for all of our then outstanding $250.0 million in aggregate principal amount of 2008 notes simultaneously with a consent solicitation from the holders of the 2008 notes to remove substantially all of the restrictive covenants and certain events of default under the indenture governing the 2008 notes. The tender offer expired on May 25, 2006, and $248.7 million in aggregate principal amount of 2008 notes were tendered in the tender offer, representing 99.5% of the then outstanding aggregate principal amount of 2008 notes. The tender consideration was 100% of the principal amount of 2008 notes validly tendered plus accrued but unpaid interest to, but not including, May 26, 2006. We paid a total consideration of $253.9 million for the tendered 2008 notes. The proceeds from the sale of the initial notes were used to fund, in part, the purchase price for the tendered 2008 notes. The $1.3 million in aggregate principal amount of 2008 notes that were not tendered and purchased in the tender offer remain outstanding in accordance with their amended terms.

Key Performance Indicators

We continuously review performance indicators to measure our success. The following are the indicators management uses to assess performance of our business:

•	sales volumes, which are an indicator of demand;

•	margins, which are an indicator of product mix and profitability;

•	EBITDA, which is an indicator of our ability to pay debt; and

•	working capital of each business unit as a percentage of sales, which is an indicator of our production efficiency and ability to manage our inventory and receivables.

Corporate Restructurings

Over the last three fiscal years, we have focused on reducing costs throughout our operations and continuing to improve working capital. We closed one of our air jet texture operations in Altamahaw, North Carolina in mid-2004. We closed our dyed facility in Manchester, England, in June 2004. On July 28, 2004, we announced the closing of our European manufacturing operations and associated sales offices. We ceased our manufacturing operations in Ireland on October 31, 2004. We ceased all other European operations by June 2005 and sold the real property, plant and equipment of our European division in fiscal years 2005 and 2006 for total proceeds of $38.0 million that resulted in a net gain of approximately $4.6 million. In connection with these closings and consolidations, we significantly reduced our workforce. As a result, we incurred a restructuring charge of $27.7 million in fiscal year 2004 for employee severance costs, fixed-asset write-offs associated with the closure of the dyed facility in Manchester and lease related costs associated with the closure of the jet-air texture operation in North Carolina. All payments, excluding the lease related payments which continue until May 2008, have been paid and we have reclassified the financial results of our U.K. and Ireland facilities as “discontinued operations” for all periods presented in our consolidated financial statements.

On October 19, 2004, we announced plans to close two production lines and downsize our facility in Kinston, North Carolina, which had been acquired in September 2004. During the second quarter of fiscal year 2005, we recorded a severance reserve of $10.7 million for approximately 500 production level employees and a restructuring reserve of $0.4 million for the cancellation of certain warehouse leases. During the third quarter of fiscal year 2005, we completed the closure of both production lines as scheduled, which resulted in an actual reduction of 388 production level employees and a reduction to the initial restructuring reserve. Since no long-term assets or intangible assets were recorded in purchase accounting, the net reduction of $1.2 million was recorded as an extraordinary gain in fiscal year 2005. During the first quarter of year fiscal 2006, we determined that there were additional costs relating to the termination of two warehouse leases which resulted in a $0.2 million extraordinary loss. During the second quarter of fiscal year 2006, we negotiated a favorable settlement on the two warehouse leases that resulted in a reduction to the reserve and the recognition of an extraordinary gain of $0.2 million.

On August 29, 2005, we closed our central distribution center in Mayodan, North Carolina, and moved the operations to our warehouse and logistics facilities in Yadkinville, North Carolina, and relocated one of our plants from Mayodan to Madison, North Carolina. In connection with this initiative, we determined to offer for sale a plant, warehouse and central distribution center located in Mayodan, North Carolina. Based on appraisals received in September 2005, we determined that the warehouse was impaired and recorded an impairment charge of $1.5 million, which included $0.2 million in estimated selling costs that will be paid from the proceeds of the sale when it occurs. On March 13, 2006, we entered into a contract to sell the central distribution center and related land located in Mayodan. The terms of the contract call for a sale price of $2.7 million, which was approximately $0.7 million below the property’s carrying value. In accordance with SFAS No. 144, we recorded an impairment charge of approximately $0.8 million during the third quarter of fiscal year 2006, which included estimated selling costs of $0.1 million. The sale of the central distribution center closed in the fourth quarter of fiscal year 2006 with no further expense to us.

On July 28, 2005, we announced our decision to discontinue the operations of our external sourcing business, Unimatrix Americas, and as of the end of fiscal year 2006, we had fully liquidated the business, resulting in the reclassification of the sourcing segment’s losses for the current and prior periods as discontinued operations.

On April 20, 2006, we reorganized our domestic business operations, and as a result, we recorded a restructuring charge for severance of approximately $0.8 million in the fourth quarter of fiscal year 2006. Approximately 45 management level salaried employees were affected by the plan of reorganization.

The table below summarizes changes to the accrued severance and accrued restructuring accounts for the fiscal years 2006, 2005 and 2004 (in thousands):

	Balance at June 26, 2005	Additional Charges	Adjustments	Amounts Used	Balance at June 25, 2006
Accrued severance	$5,252	$812	$44	$(5,532)	$576
Accrued restructuring	5,053	—	(195)	(1,308)	3,550

	Balance at June 27, 2004	Additional Charges	Adjustments	Amounts Used	Balance at June 26, 2005
Accrued severance	$2,949	$10,701	$(834)	$(7,564)	$5,252
Accrued restructuring	6,654	391	(695)	(1,297)	5,053

	Balance at June 29, 2003	Additional Charges	Adjustments	Amounts Used	Balance at June 27, 2004
Accrued severance	$13,893	$7,847	$(10)	$(18,781)	$2,949
Accrued restructuring	—	6,739	—	(85)	6,654

Joint Ventures and Other Equity Investments

YUFI. In August 2005, we formed Yihua Unifi Fibre Industry Company Limited, or “YUFI,” a 50/50 joint venture with Sinopec Yizheng Chemical Fiber Co., Ltd., or “YCFC,” to manufacture, process and market polyester filament yarn in YCFC’s facilities in Yizheng, Jiangsu Province, China. YCFC is a publicly traded (listed in Shanghai and Hong Kong) enterprise with approximately $1.3 billion in annual sales. We believe that the addition of a high-quality, globally cost competitive operation in China allows us to pursue long-term, profitable revenue growth in Asia. By forming a joint venture with a long-established and highly respected fiber industry leader like YCFC, we also have an immediately accessible customer base in Asia at lower start-up costs and with fewer execution risks. The principal goal of YUFI is to supply premium value-added products to the Chinese market, which is currently an importer of such products. On August 4, 2005, we contributed to YUFI our initial capital contribution of $15.0 million in cash. On October 12, 2005, we transferred an additional $15.0 million to YUFI in the form of a shareholder loan with a thirteen month term to complete the capitalization of the joint venture. On July 25, 2006, the shareholder loan was capitalized as an additional capital contribution of Unifi to the joint venture. During fiscal year 2006, we recognized equity losses relating to YUFI of $3.2 million, which is reported net of elimination of intercompany support provided. In addition, we recognized $2.7 million in operating expenses for fiscal year 2006, which were primarily reflected on the “cost of sales” line item in our consolidated statements of operations, directly related to providing technological support in accordance with our joint venture contract. We have granted YUFI an exclusive, non-transferable license to certain of our branded product technology (including Mynx®UV, Sorbtek®, Reflexx® and dye springs) in China for a license fee of $6.0 million that is payable over four years.

PAL. In June 1997, we contributed all of the assets of our spun cotton yarn operations, utilizing open-end and air jet spinning technologies, into a joint venture with Parkdale Mills, Inc. called Parkdale America, LLC, or “PAL” in exchange for a 34% ownership interest in the joint venture. PAL is a producer of cotton and synthetic yarns for sale to the textile and apparel industries primarily within North America. PAL has 14 manufacturing facilities primarily located in central and western North Carolina. Our investment in PAL at June 25, 2006 was $140.9 million. For fiscal years 2006, 2005 and 2004, we reported equity income (loss) of $3.8 million, $6.4 million and $(6.9) million, respectively, from PAL. We are currently exploring ways to monetize our interest in PAL.

USTF. On September 13, 2000, we formed a 50/50 joint venture with SANS Fibres of South Africa named Unifi-SANS Technical Fibers, LLC, or “USTF,” to produce low-shrinkage high tenacity nylon 6.6 light denier industrial, or “LDI” yarns in North Carolina. The business is operated in our plant in Stoneville, North Carolina. We manage the day-to-day production and shipping of the LDI produced in North Carolina and SANS Fibres handles technical support and sales. Sales from this entity are primarily to customers in the Americas. For fiscal years 2006, 2005 and 2004, we reported equity income (loss) of $0.8 million, $(0.1) million and $(1.3) million, respectively, from USTF. We have a put right under this agreement to sell our entire interest in the joint venture at fair market value and the related Stoneville, North Carolina manufacturing facility for $3.0 million (or fair market value if the sale is consummated after March 2011) in cash back to SANS Fibres. This right can be exercised beginning on December 31, 2006 upon one year’s prior written notice. SANS Fibres has a call option upon the same terms as our put right.

UNF. On September 27, 2000, we formed a 50/50 joint venture with Nilit Ltd. named U.N.F. Industries Ltd., or “UNF,” which produces nylon POY at Nilit’s manufacturing facility in Migdal Ha-Emek, Israel, that is our primary source of nylon POY for our texturing and covering operations. We have entered into a supply agreement on customary terms with UNF, which will expire in April 2008, under which we have agreed to purchase from UNF all of the nylon POY produced from three dedicated production lines at a rate determined by index prices, subject to certain adjustments for market downturns. This vertical integration allows us to realize advantageous raw material pricing in our domestic nylon operations. Our investment in UNF at June 25, 2006 was $6.3 million. For fiscal years 2006, 2005 and 2004, we reported income (losses) in equity investees of $(0.8) million, $0.7 million and $1.1 million, respectively, from UNF.

Condensed balance sheet information as of June 25, 2006 and June 26, 2005, and income statement information for fiscal years 2006, 2005 and 2004, of the combined unconsolidated equity affiliates was as follows (in thousands):

	June 25, 2006	June 26, 2005
Current assets	$149,278	$127,188
Noncurrent assets	217,955	176,265
Current liabilities	48,334	28,235
Noncurrent liabilities	44,460	18,840
Shareholders’ equity and capital accounts	274,439	256,378

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
Net sales	$567,223	$471,786	$469,512
Gross profit	31,853	40,312	7,880
Income (loss) from continuing operations	8,435	16,991	(15,928)
Net income (loss)	6,279	14,003	(20,183)

UTP. Minority interest (income) expense was $0.0 million, $(0.5) million and $(6.4) million, respectively, for fiscal years 2006, 2005 and 2004. The minority interest (income) expense recorded in the consolidated statements of operations for the fiscal years 2006, 2005 and 2004 primarily relates to the minority owner’s share of the earnings of Unifi Textured Polyester, LLC, or “UTP.” We had an 85.4% ownership interest in UTP and Burlington Industries, LLC, which we refer to as “BI,” had a 14.6% interest in UTP. In April 2005, we acquired BI’s ownership interest in UTP for $0.9 million in cash.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The SEC has defined a company’s most critical accounting policies as those involving accounting estimates that require management to make assumptions about matters that are highly uncertain at the time and where different reasonable estimates or changes in the accounting estimate from quarter to quarter could materially impact the presentation of the financial statements. The following discussion provides further information about accounting policies critical to us and should be read in conjunction with Note 1, “Significant Accounting Policies and Financial Statement Information” of our audited historical consolidated financial statements included elsewhere in this prospectus.

Allowance for Doubtful Accounts. An allowance for losses is provided for known and potential losses arising from yarn quality claims and for amounts owed by customers. Reserves for yarn quality claims are based on historical claim experience and known pending claims. The collectability of accounts receivable is based on a combination of factors including the aging of accounts receivable, historical write-off experience, present economic conditions such as chapter 11 bankruptcy filings within the industry and the financial health of specific customers and market sectors. Since losses depend to a large degree on future economic conditions, and the health of the textile industry, a significant level of judgment is required to arrive at the allowance for doubtful accounts. Accounts are written off when they are no longer deemed to be collectible. The reserve for bad debts is established based on certain percentages applied to accounts receivable aged for certain periods of time and are supplemented by specific reserves for certain customer accounts where collection is no longer certain. Our exposure to losses as of June 25, 2006 on accounts receivable was $98.4 million against which an allowance for losses of $5.1 million was provided. Establishing reserves for yarn claims and bad debts requires management judgment and estimates, which may impact the ending accounts receivable valuation, gross margins (for yarn claims) and the provision for bad debts.

Inventory Reserves. We maintain reserves for inventories valued utilizing the first-in, first out, or “FIFO,” method and may provide for additional reserves over and above the last-in, first-out, or “LIFO,” reserve for inventories valued at LIFO. Such reserves for both FIFO and LIFO valued inventories can be specific to certain inventory or general based on judgments about the overall condition of the inventory. Reserves are established based on percentage markdowns applied to inventories aged for certain time periods. Specific reserves are established based on a determination of the obsolescence of the inventory and whether the inventory value exceeds amounts to be recovered through expected sales prices, less selling costs; and, for inventory subject to LIFO (raw materials only), the amount of existing LIFO reserves. The LIFO reserve has increased $3.8 million for fiscal year 2006, primarily due to increases in raw material prices and higher inventory levels. The balance of the LIFO reserve was $7.6 million as of June 25, 2006. Estimating sales prices, establishing markdown percentages and evaluating the condition of the inventories require judgments and estimates, which may impact the ending inventory valuation and gross margins.

Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For assets held and used, an impairment may occur if projected undiscounted cash flows are not adequate to cover the carrying value of the assets. In such cases, additional analysis is conducted to determine the amount of loss to be recognized. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value measured by future discounted cash flows. The analysis requires estimates of the amount and timing of projected cash flows and, where applicable, judgments associated with, among other factors, the appropriate discount rate. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed to be necessary. During the third quarter of fiscal year 2004, we performed impairment testing on our domestic polyester texturing segment’s long-lived assets and determined that a write down was required. Based on the historical financial performance of the segment and the uncertainty of the moderate forecasted cash flows, we estimated the fair value of assets using a market value of $73.7 million. Management determined that the assets were impaired because the carrying value was $98.9 million. This resulted in the segment recording an impairment charge of $25.2 million. We also tested for impairment the entire domestic polyester segment and domestic nylon segment, both of which passed the tests. Future events impacting cash flows for existing assets could render a write down necessary that previously required no such write down. See Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

For assets held for disposal, an impairment charge is recognized if the carrying value of the assets exceeds the fair value less costs to sell. Estimates are required of fair value, disposal costs and the time period to dispose of the assets. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed to be necessary. Actual cash flows received or paid could differ from those used in estimating the impairment loss, which would impact the impairment charge ultimately recognized and our cash flows.

Accruals for Costs Related to Severance of Employees and Related Health Care Costs. From time to time, we establish accruals associated with employee severance or other cost reduction initiatives. Such accruals require that estimates be made about the future payout of various costs, including, for example, health care claims. We use historical claims data and other available information about expected future health care costs to estimate our projected liability. Such costs are subject to change due to a number of factors including the incidence rate for health care claims, prevailing health care costs, and the nature of the claims submitted, among others. Consequently, actual expenses could differ from those expected at the time the provision was estimated, which may impact the valuation of accrued liabilities and results of operations. Our estimates have been materially accurate in the past; and accordingly, at this time management expects to continue to utilize the present estimation processes.

Valuation Allowance for Deferred Tax Assets. We established a valuation allowance against our deferred tax assets in accordance with SFAS No. 109, “Accounting for Income Taxes.” The specifically identified deferred tax assets which may not be recoverable are primarily state income tax credits. The realization of some of our deferred tax assets is based on future taxable income within a certain time period and is therefore uncertain. On a quarterly basis, we review our estimates for future taxable income over a period of years to assess if the need for a valuation allowance exists. To forecast future taxable income, we use historical profit before tax amounts which may be adjusted upward or downward depending on various factors, including perceived trends, and then apply the expected change in rates to deferred tax assets and liabilities based on when they reverse in the future. At June 25, 2006, we had a gross deferred tax liability of approximately $10.8 million relating specifically to depreciation. The reversal of this deferred tax liability is the primary item generating future taxable income. Actual future taxable income may vary significantly from management’s projections due to the many complex judgments and significant estimations involved, which may result in adjustments to the valuation allowance which may impact the net deferred tax liability and provision for income taxes.

Management and our audit committee discussed the development, selection and disclosure of all of the critical accounting estimates described above.

Results of Operations

Year ended June 25, 2006 (52 Weeks) Compared to the Year Ended June 26, 2005 (52 Weeks)

The following table sets forth the loss from continuing operations components for each of our business segments for fiscal year 2006 and fiscal year 2005. The table also sets forth each of our segments’ net sales as a percent to total net sales, the net income components as a percent to total net sales and the percentage increase or decrease of such components over the prior year:

	Fiscal Year 2006		Fiscal Year 2005
		% to Total		% to Total	% Incr. (Decr.)
	(in thousands, except percentages)
Consolidated
Net sales
Polyester	$566,367	76.7	$587,008	73.9	(3.5)
Nylon	172,458	23.3	206,788	26.1	(16.6)

Total	$738,825	100.0	$793,796	100.0	(6.9)

		% to Net Sales		% to Net Sales
Cost of sales
Polyester	$527,354	71.4	$558,498	70.4	(5.6)
Nylon	168,701	22.8	204,219	25.7	(17.4)

Total	696,055	94.2	762,717	96.1	(8.7)
Selling, general and administrative
Polyester	32,771	4.4	30,291	3.8	8.2
Nylon	8,763	1.2	11,920	1.5	(26.5)

Total	41,534	5.6	42,211	5.3	(1.6)
Restructuring charges (recovery)
Polyester	533	0.1	(212)	—	(351.4)
Nylon	(787)	(0.1)	(129)	—	510.1

Total	(254)	0.0	(341)	—	(25.5)

	Fiscal Year 2006		Fiscal Year 2005
		% to Total		% to Total	% Incr. (Decr.)
	(in thousands, except percentages)
Write down of long-lived assets
Polyester	51	—	—	—	100.0
Nylon	2,315	0.3	603	0.1	283.9

Total	2,366	0.3	603	0.1	292.4
Other (income) expenses	15,020	2.0	21,827	2.7	(31.2)

Loss from continuing operations before income taxes	(15,896)	(2.1)	(33,221)	(4.2)	(52.2)
Benefit for income taxes	(1,170)	(0.2)	(13,483)	(1.7)	(91.3)

Loss from continuing operations	(14,726)	(1.9)	(19,738)	(2.5)	(25.4)
Income (loss) from discontinued operations, net of tax	360	—	(22,644)	(2.9)	(101.6)
Extraordinary gain—net of taxes of $0	—	—	1,157	0.1	(100.0)

Net loss	$(14,366)	(1.9)	$(41,225)	(5.2)	(65.2)

For fiscal year 2006, we recognized a $15.9 million loss from continuing operations before income taxes, which was a $17.3 million improvement from the prior year. The improvement in continuing operations was primarily attributable to increased polyester conversion margins, decreased selling, general and administrative expenses, reduced charges of $11.9 million for bad debt expenses offset by asset impairment charges and debt extinguishment expenses. The LIFO reserve increased $3.9 million for fiscal year 2006 compared to $2.4 million for the prior fiscal year. During fiscal year 2006, raw material prices increased for polyester ingredients in POY, causing the increase in LIFO reserve, whereas in fiscal year 2005 the primary drivers of the LIFO reserve were increases in nylon raw material prices and higher values in the nylon inventories due to the product mix.

Consolidated net sales from continuing operations decreased from $793.8 million in fiscal year 2005 to $738.8 million, or 6.9%, for the current fiscal year. For the fiscal year 2006, the weighted average price per pound for our products on a consolidated basis increased 6.1% compared to the prior year. Unit volume from continuing operations decreased 13.0% for the fiscal year primarily due to management’s decision to focus on profitable business as well as market conditions.

At the segment level, polyester dollar net sales accounted for 76.7% of dollar net sales in fiscal year 2006 compared to 73.9% in fiscal year 2005. Nylon accounted for 23.3% of dollar net sales for fiscal year 2006 compared to 26.1% for the prior fiscal year.

Gross profit from continuing operations increased $11.7 million to $42.8 million for fiscal year 2006. This increase is primarily attributable to higher average selling prices for both the polyester and nylon segments.

Selling, general, and administrative expenses decreased by 1.6% or $0.7 million for the fiscal year. The decrease in selling, general and administrative expenses is due to the downsizing of our corporate departments and their related costs. During fiscal year 2005, we incurred approximately $1.1 million in professional fees associated with our efforts to become compliant with the Sarbanes-Oxley Act of 2002. During fiscal year 2006, we incurred $0.3 million in professional fees associated with Section 404 of the Sarbanes-Oxley Act.

For fiscal year 2006, we recorded a $1.3 million provision for bad debts, compared to $13.1 million recorded in the prior fiscal year. The decrease relates to our domestic operations and is primarily due to the write-off of receivables from Collins & Aikman, which filed for bankruptcy in May 2005, resulting in $8.2 million in additional bad debt expense. Although we experienced significant improvements in our collections during fiscal year 2006, the financial viability of certain customers continues to require close management scrutiny. As of June 25, 2006, we believed that our reserve for uncollectible accounts receivable was adequate.

Interest expense decreased from $20.6 million in fiscal year 2005 to $19.2 million in fiscal year 2006. The decrease in interest expense is primarily due to our repayment of a note payable relating to the Kinston acquisition. We had no outstanding borrowings under our amended revolving credit facility as of June 25, 2006 or our old revolving credit facility as of June 26, 2005. The weighted average interest rate of our debt outstanding at June 25, 2006 and June 26, 2005 was 6.9% and 6.7%, respectively. Interest expense is expected to increase in future periods due to our incurrence of $190.0 million of notes in May 2006 to refinance, in part, $248.7 million of our 2008 notes. Interest income increased from $2.1 million in fiscal year 2005 to $4.5 million in fiscal year 2006, which was due to the increased cash position that we maintained throughout most of fiscal year 2006.

Other (income) expense increased from $2.3 million of income in fiscal year 2005 to $3.1 million of income in fiscal year 2006. Fiscal year 2006 other income includes net gains from the sale of property and equipment of $1.8 million, offset by charges relating to currency translations and other expenses of $0.7 million. Fiscal year 2005 other income includes net gains from the sale of property and equipment of $1.8 million and net unrealized gains on hedging contracts of $1.7 million, offset by charges relating to currency translations and other expenses of $0.9 million.

Equity in the net income of our equity affiliates, PAL, USTF, UNF, and YUFI, was $0.8 million in fiscal year 2006 compared to equity in net income of our equity affiliates of $6.9 million in fiscal year 2005. The decrease in earnings is primarily attributable to the $3.2 million loss that we incurred on our newly acquired investment in YUFI as discussed above. Our share of PAL’s earnings decreased from a $6.4 million of income in fiscal year 2005 to $3.8 million of income in fiscal year 2006. PAL realized net losses on cotton futures contracts of $1.4 million for fiscal year 2006 compared to $1.4 million in realized net gains for fiscal year 2005. We expect to continue to receive cash distributions from PAL.

Minority interest income primarily relates to the minority owner’s share of the earnings of UTP. We had an 85.4% ownership interest and BI had a 14.6% interest in UTP. In April 2005, we acquired BI’s ownership interest for $0.9 million in cash. As a result, we recorded no minority interest income for fiscal year 2006 compared to minority interest income of $0.5 million in fiscal year 2005.

In fiscal year 2006, our nylon segment recorded charges of $2.3 million to write down to fair value less cost to sell a nylon manufacturing plant and a nylon warehouse. In the fourth quarter of fiscal year 2005, our nylon segment recorded a $0.6 million charge to write down to fair value less cost to sell 166 textile machines that was held for sale.

We have established a valuation allowance against our deferred tax assets relating primarily to North Carolina income tax credits. The valuation allowance decreased $1.7 million in fiscal year 2006 compared to a decrease of $2.2 million in fiscal year 2005. The gross decrease of $3.6 million in fiscal year 2006 consisted of the expiration of unused North Carolina income tax credits. The gross decrease of $3.0 million in fiscal year 2005 consisted of the expiration of unused North Carolina income tax credits of $2.2 million and the expiration of a long-term capital loss carryforward of $0.8 million. Due to lower estimates of future state taxable income, the portion of the valuation allowance that relates to North Carolina income tax credits increased $1.9 million and $0.8 million in fiscal years 2006 and 2005, respectively. The net impact of changes in the valuation allowance to the effective tax rate reconciliation for fiscal years 2006 and 2005 were 11.9% and 2.5%, respectively. The percentage increase from fiscal year 2006 to fiscal year 2005 was primarily attributable to lower forecasted state taxable income.

We recognized an income tax benefit in fiscal year 2006 at a 7.4% effective tax rate, compared to an income tax benefit at a 40.6% effective tax rate in fiscal year 2005. The fiscal year 2006 effective rate was negatively impacted by foreign losses for which no tax benefit was recognized, the change in the deferred tax valuation allowance and tax expense not previously accrued for repatriation of foreign earnings. In fiscal year 2006, we recognized a state income tax benefit net of federal income tax of 10.4%, as compared to 4.2% in fiscal year 2005. The increase in fiscal year 2006 was primarily attributable to the pass through of $1.2 million of state income tax credits from an equity affiliate.

The American Jobs Creation Act of 2004, or the “AJCA,” created a temporary incentive for U.S. multinational corporations to repatriate accumulated income earned outside the U.S. by providing an 85% dividend received deduction for certain dividends from controlled foreign corporations. Under the AJCA, the amount of eligible repatriation was limited to $500.0 million or the amount described as permanently reinvested earnings outside the U.S. in the most recent audited financial statements filed with the SEC on or before June 30, 2003. Dividends received must be reinvested in the U.S. in certain permitted uses. We repatriated $31.0 million in fiscal year 2006 resulting from approximately $45.0 million of proceeds from the liquidation of our European manufacturing operations and $16.0 million of accumulated income from our Brazilian operations, less approximately $30.0 million re-invested in YUFI. We have not made any changes to our position on the reinvestment of other foreign earnings.

The following summarizes our operating results after restatements for discontinued operations (See “—Corporate Restructurings”):

	Fiscal Year 2006	Fiscal Year 2005
	(in thousands, except per share data)
Loss from continuing operations before extraordinary item	$(14,726)	$(19,738)
Income (loss) from discontinued operations, net of tax	360	(22,644)

Loss before extraordinary item	(14,366)	(42,382)
Extraordinary gain—net of taxes of $0	—	1,157

Net loss	$(14,366)	$(41,225)

Income (losses) per common share (basic and diluted):
Loss from continuing operations before extraordinary item	$(0.28)	$(0.38)
Loss from discontinued operations, net of tax	—	(0.43)
Extraordinary gain—net of taxes of $0	—	0.02

Net loss per common share	$(0.28)	$(0.79)

Polyester Operations

The following table sets forth the segment operating gain (loss) components for our polyester segment for fiscal year 2006 and fiscal year 2005. The table also sets forth the percent to net sales and the percentage increase or decrease over the prior year:

	Fiscal Year 2006		Fiscal Year 2005
		% to Net Sales		% to Net Sales	% Inc. (Dec.)
	(in thousands, except percentages)
Net sales	$566,367	100.0	$587,008	100.0	(3.5)
Cost of sales	527,354	93.1	558,498	95.1	(5.6)
Selling, general and administrative expenses	32,771	5.8	30,291	5.2	8.2
Restructuring charges (recovery)	533	0.1	(212)	—	(351.4)
Write down of long-lived assets	51	—	—	—	—

Segment operating income (loss)	$5,658	1.0	$(1,569)	(0.3)	(460.6)

Fiscal year 2006 polyester net sales decreased $20.6 million, or 3.5%, compared to fiscal year 2005. Our polyester segment sales volumes decreased approximately 11.8%, while the weighted-average unit prices increased approximately 8.3%.

Domestically, polyester sales volumes decreased 15.2%, while average unit prices increased approximately 8.7%. Sales from our Brazilian texturing operation, on a local currency basis, decreased 11.2% over fiscal year 2005 due primarily to the devaluation of the U.S. dollar against the Brazilian real. The Brazilian texturing operation predominately purchased all of its fiber in U.S. dollars. The impact on net sales from this operation on a U.S. dollar basis as a result of the change in currency exchange rate was an increase of $17.2 million in fiscal year 2006.

Gross profit on sales for our polyester operations increased $10.5 million, or 36.8%, over fiscal year 2005, and gross margin (gross profit as a percentage of net sales) increased from 4.9% in fiscal year 2005 to 6.9% in fiscal year 2006. The increase from the prior year is primarily attributable to an increase in higher average selling prices as well as costs savings realized from the consolidation of warehousing and transportation services, and the curtailment of two POY production lines at the Kinston facility. In addition, fiber cost decreased as a percent of net sales from 54.8% in fiscal year 2005 to 52.4% in fiscal year 2006.

Selling, general and administrative expenses for the polyester segment increased $2.5 million from fiscal years 2005 to 2006. While the methodology to allocate domestic selling, general and administrative costs remained consistent between fiscal year 2005 and fiscal year 2006, the percentage of such costs allocated to each segment are determined at the beginning of every year based on specific cost drivers. The polyester segment had a higher percentage in fiscal year 2006 compared to fiscal year 2005 due to the addition of the Kinston manufacturing operations to the polyester segment.

Our polyester segment net sales, gross profit and selling, general and administrative expenses as a percentage of total consolidated amounts were 73.9%, 91.7% and 71.8% for fiscal year 2005 compared to 76.7%, 91.2% and 78.9% for fiscal year 2006, respectively.

Restructuring charges of $0.5 million in fiscal year 2006 were related to adjustments for severance, retiree reserves and charges related to the polyester segment of Unifi Latin America.

The pre-tax results of operations from the polyester segment of our Brazilian operations increased $0.2 million in fiscal year 2006 compared to fiscal year 2005. This increase is primarily due to a $0.9 million increase in interest income, a $0.2 million reduction in bad debt expense, a $1.1 million increase in other (income) expense, net offset by a $0.9 million reduction in gross margin and a $1.1 million increase in selling, general and administrative costs.

Nylon Operations

The following table sets forth the segment operating loss components for our nylon segment for fiscal year 2006 and fiscal year 2005. The table also sets forth the percent to net sales and the percentage increase or decrease over the prior year:

	Fiscal Year 2006		Fiscal Year 2005
		% to Net Sales		% to Net Sales	% Inc. (Dec.)
	(in thousands, except percentages)
Net sales	$172,458	100.0	$206,788	100.0	(16.6)
Cost of sales	168,701	97.8	204,219	98.8	(17.4)
Selling, general and administrative expenses	8,763	5.1	11,920	5.8	(26.5)
Restructuring charges (recovery)	(787)	(0.4)	(129)	(0.1)	510.1
Write down of long-lived assets	2,315	1.3	603	0.3	283.9

Segment operating loss	$(6,534)	(3.8)	$(9,825)	(4.8)	(33.5)

Fiscal year 2006 nylon net sales decreased $34.3 million, or 16.6%, compared to fiscal year 2005. Unit volumes for fiscal year 2006 decreased 23.4%, while the average selling price increased 6.9%. Weighted-average selling prices increased in fiscal year 2006 due to a greater percentage of higher priced products being sold and to sales price increases instituted during the third quarter.

Gross profit increased $1.2 million, or 46.2%, in fiscal year 2006, and gross margin increased from 1.2% in fiscal year 2005 to 2.2% in fiscal year 2006. This was primarily attributable to higher per unit sales prices, cost savings associated with closing a central distribution center and closing two nylon manufacturing facilities. Fiber costs decreased from 64.5% of net sales in fiscal year 2005 to 60.1% of net sales in fiscal year 2006 due to the incremental change in product mix driven by our supply agreement with Sara Lee Branded Apparel, now Hanesbrands Inc., and the increased unit continued prices in fiscal year 2006. Fixed and variable manufacturing costs increased as a percentage of sales from 30.6% in fiscal year 2005 to 35.5% in fiscal year 2006.

Selling, general and administrative expenses for the nylon segment decreased $3.1 million in fiscal year 2006. This decrease as a percentage of net sales is primarily due to a reduced allocation percentage of selling, general and administrative expenses to the nylon segment due to additional business from the polyester segment’s Kinston manufacturing operation.

Our nylon segment net sales, gross profit and selling, general and administrative expenses as a percentage of total consolidated amounts were 26.1%, 8.3% and 28.2% for fiscal year 2005 compared to 23.3%, 8.8% and 21.1% for fiscal year 2006, respectively.

Restructuring recoveries of $0.8 million in fiscal year 2006 were related to adjustments for severance, retiree reserves and recoveries of 2001 reserves related to the nylon segment of Unifi Latin America.

See “—Corporate Restructurings” for a discussion of the closure and relocation of certain of our nylon facilities in Mayodan, North Carolina.

Year Ended June 26, 2005 (52 Weeks) Compared to the Year Ended June 27, 2004 (52 Weeks)

The following table sets forth the loss from continuing operations components for each of our business segments for fiscal year 2005 and fiscal year 2004. The table also sets forth each of our segments’ net sales as a percent to total net sales, the net income components as a percent to total net sales and the percentage increase or decrease of such components over the prior year:

	Fiscal Year 2005		Fiscal Year 2004
		% to Total		% to Total	% Inc. (Dec.)
	(in thousands, except percentages)
Consolidated
Net sales
Polyester	$587,008	73.9	$481,847	72.3	21.8
Nylon	206,788	26.1	184,536	27.7	12.1

Total	$793,796	100.0	$666,383	100.0	19.1

		% to Net Sales		% to Net Sales
Cost of sales
Polyester	$558,498	70.4	$449,121	67.4	24.4
Nylon	204,219	25.7	176,862	26.5	15.5

Total	762,717	96.1	625,983	93.9	21.8
Selling, general and administrative
Polyester	30,291	3.8	34,835	5.2	(13.0)
Nylon	11,920	1.5	11,128	1.7	7.1

Total	42,211	5.3	45,963	6.9	(8.2)
Restructuring charges (recovery)
Polyester	(212)	—	7,591	1.1	—
Nylon	(129)	—	638	0.1	—

Total	(341)	—	8,229	1.2	—
Arbitration costs and expense Polyester	—	—	182	—	—
Alliance plant closure costs (recovery) Polyester	—	—	(206)	—	—

		% to Net Sales		% to Net Sales
Write down of long-lived assets
Polyester	—	—	25,241	3.8	—
Nylon	603	0.1	—	—	—

Total	603	0.1	25,241	3.8	(97.6)
Goodwill impairment Polyester	—	—	13,461	2.0	—
Other (income) expenses	21,827	2.7	16,792	2.5	30.0

Loss from continuing operations before income taxes	(33,221)	(4.2)	(69,292)	(10.4)	(52.0)
Benefit for income taxes	(13,483)	(1.7)	(25,113)	(3.8)	(46.3)

Loss from continuing operations	(19,738)	(2.5)	(44,149)	(6.6)	(55.3)
Loss from discontinued operations, net of tax	(22,644)	(2.9)	(25,644)	(3.8)	(11.7)
Extraordinary gain—net of taxes of $0	1,157	0.1	—	—	—

Net loss	$(41,225)	(5.2)	$(69,793)	(10.5)	(40.9)

For fiscal year 2005, we recognized a $33.2 million loss from continuing operations before income taxes, which was a $36.0 million improvement from fiscal year 2004. The improvement in continuing operations was primarily attributable to $38.7 million in charges for asset write downs and goodwill impairment included in fiscal year 2004 that did not occur in 2005, consisted of a $25.2 million impairment of fixed assets in our domestic polyester segment and the write down of $13.5 million of goodwill related to UTP. During fiscal year 2005, raw material prices declined slightly and selling prices increased slightly due in part to efforts to improve gross margin.

Consolidated net sales from continuing operations increased from $666.4 million to $793.8 million, or 19.1%, for fiscal year 2005. Included in fiscal year 2005 net sales amounts are $117.7 million related to revenue generated from the Kinston acquisition. Unit volume from continuing operations increased 19.6% for the year, while average net selling prices decreased by 0.4%. The primary driver of the increase in unit volumes is the Kinston acquisition. The increase in net selling price was reduced by 10.5% due to the Kinston operation which sold lower priced commodity products. See the polyester segment discussion below for further analysis on the effects of the Kinston acquisition on fiscal year 2005.

At the segment level, polyester dollar net sales accounted for 73.9% of consolidated net sales in fiscal year 2005 compared to 72.3% in fiscal year 2004. Nylon accounted for 26.1% of consolidated net sales for fiscal year 2005 compared to 27.7% for fiscal year 2004.

Gross profit from continuing operations decreased $9.3 million to $31.1 million for fiscal year 2005. Gross profit for the nylon segment decreased by $5.1 million as a result of increased importation of socks and the decline in domestic demand for sheer hosiery as well as a change in product mix due to the supply agreement with Sara Lee Branded Apparel. The gross profit for the polyester segment decreased by $4.2 million due to the delay in passing increased polyester fiber prices to customers during the first half of fiscal year 2005 and the reduction of cost saving benefits from the DuPont alliance and the subsequent acquisition of the Kinston facility. We recognized, as a reduction of cost of sales, cost savings and other benefits from our alliance with DuPont at the Kinston facility of $8.4 million in fiscal year 2005 compared to $38.2 million in fiscal year 2004. In addition, we sold off inventory during the fourth quarter of fiscal year 2005 that was slow moving at below cost in order to reduce our inventories and improve our working capital position, which resulted in a $3.1 million loss in fiscal year 2005.

Selling, general and administrative expenses decreased by 8.2% or $3.8 million for fiscal year 2005. The decrease in selling, general, and administrative expenses was due to the downsizing of our corporate departments and reducing their related costs. During fiscal year 2005, we incurred approximately $1.1 million in professional fees associated with our efforts to become compliant with the Sarbanes-Oxley Act.

For fiscal year 2005, we recorded a $13.2 million provision for bad debts, compared to $2.4 million recorded in fiscal year 2004. The increase relates to our domestic operations and is primarily due to the write-off of debts of one customer who filed for bankruptcy in May 2005, resulting in $8.2 million in additional bad debt expense. Fiscal year 2005 continued to be a challenging year for the U.S. textile industry, particularly in the apparel sector. The financial viability of certain customers continued to require close management scrutiny. Management believes that the reserve for uncollectible accounts receivable is adequate.

Interest expense increased from $18.7 million in fiscal year 2004 to $20.6 million in fiscal year 2005. The increase in interest expense was primarily due to the interest payable on the notes we issued to the seller in the Kinston acquisition. We had no outstanding borrowings under our old revolving credit facility at June 26, 2005 and June 27, 2004, and have had no borrowings under this facility since October 3, 2002. The weighted average interest rate of our debt outstanding at June 26, 2005 and June 27, 2004 was 6.7% and 6.4%, respectively. Interest income remained at $2.2 million in fiscal year 2004 and $2.2 million in fiscal year 2005.

Other (income) expense decreased from $2.6 million of income in fiscal year 2004 to $2.3 million of income in fiscal year 2005. Fiscal year 2004 income included net gains from the sale of property and equipment of $3.2 million, offset by other expenses of $0.7 million. Fiscal year 2005 income includes net gains from the sale of property and equipment of $1.8 million and net unrealized gains on hedging contracts of $1.7 million, offset by charges relating to currency translations and other expenses of $0.9 million.

Equity in the net income of our equity affiliates, PAL, USTF and UNF, totaled $6.9 million in fiscal year 2005 compared to equity in net loss of our equity affiliates of $6.9 million in fiscal year 2004. Our share of PAL’s earnings improved from a $6.9 million loss in fiscal year 2004 to $6.4 million of income in fiscal year 2005. The increase in earnings is primarily attributable to PAL’s higher operating profit due primarily to lower cotton prices and realized net gains on cotton futures contracts. PAL realized gains on future contracts of $1.4 million in fiscal year 2005 compared to net losses of $4.7 million on future contracts for cotton purchases in fiscal year 2004. PAL reported net income of $8.2 million in calendar year 2005 as compared to a net loss of $9.8 million in calendar year 2004. As a result of this financial improvement, we expect to continue to receive cash distributions from PAL.

We recorded minority interest income of $0.5 million for fiscal year 2005 compared to minority interest income of $6.4 million in fiscal year 2004. Minority interest recorded in our consolidated statements of operations primarily relates to the minority owner’s share of the earnings of UTP. See “—Joint Ventures and Other Equity Investments.”

In the fourth quarter of fiscal year 2005, our nylon segment recorded a $0.6 million charge to write down to fair value less cost to sell 166 textile machines that are held for sale.

We have established a valuation allowance against our deferred tax assets relating primarily to North Carolina income tax credits. The valuation allowance decreased $2.2 million in fiscal year 2005 compared to an increase of $2.6 million in fiscal year 2004. The gross decrease of $3.0 million in fiscal year 2005 consisted of the expiration of unused North Carolina income tax credits of $2.2 million and the expiration of a long-term capital loss carry forward of $0.8 million. Due to lower estimates of future state taxable income, the portion of the valuation allowance that relates to North Carolina income tax credits increased $0.8 million and $2.6 million in fiscal years 2005 and 2004, respectively. In fiscal year 2004, the increase to the reserve also included $0.8 million that related to a long-term capital loss carry forward that we did not expect to utilize before it was scheduled to expire in fiscal year 2005. The net impact of changes in the valuation allowance to the effective tax rate reconciliation for fiscal years 2005 and 2004 were 2.5% and 5.7%, respectively. The percentage decrease from fiscal year 2005 to fiscal year 2004 is primarily attributable to the stabilization of forecasted state taxable income.

We recognized an income tax benefit in fiscal year 2005 at a 40.6% effective tax rate compared to an income tax benefit at a 36.3% effective tax rate in fiscal year 2004. Fiscal year 2005 effective rate was positively impacted by a reduction in the change to the valuation allowance, an increase in the utilization of state tax losses and a change in the tax status of a subsidiary. Fiscal year 2005 effective rate was also positively impacted by the recording of a deferred tax asset for a foreign subsidiary that should have been previously recognized. We recorded this deferred tax asset of $1.2 million in the fourth quarter of fiscal year 2005. We evaluated the effect of the adjustment and determined that the differences were not material for any of the periods presented in our consolidated financial statements. The fiscal year 2005 effective tax rate was negatively impacted by the accrual required by management’s decision to repatriate approximately $15.0 million from controlled foreign corporations under the provisions of the AJCA.

The following summarizes the results of the above and the prior year after restatements for discontinued operations (See “—Corporate Restructuring”):

	Fiscal Year 2005	Fiscal Year 2004
	(in thousands, except per share data)
Loss from continuing operations before extraordinary item	$(19,738)	$(44,149)
Loss from discontinued operations, net of tax	(22,644)	(25,644)

Loss before extraordinary item	(42,382)	(69,793)
Extraordinary gain—net of taxes of $0	1,157	—

Net loss	$(41,225)	$(69,793)

Income (losses) per common share (basic and diluted):
Loss from continuing operations before extraordinary item	$(0.38)	$(0.85)
Loss from discontinued operations, net of tax	(0.43)	(0.49)
Extraordinary gain—net of taxes of $0	0.02	—

Net loss per common share	$(0.79)	$(1.34)

Polyester Operations

The following table sets forth the segment operating loss components for our polyester segment for fiscal year 2005 and fiscal year 2004. The table also sets forth the percent to net sales and the percentage increase or decrease over the prior year:

	Fiscal Year 2005		Fiscal Year 2004
		% to Net Sales		% to Net Sales	% Inc. (Dec.)
	(in thousands, except percentages)
Net sales	$587,008	100.0	$481,847	100.0	21.8
Cost of sales	558,498	95.1	449,121	93.2	24.4
Selling, general and administrative expenses	30,291	5.2	34,835	7.2	(13.0)
Restructuring charges (recovery)	(212)	—	7,591	1.6	(102.8)
Arbitration costs and expenses	—	—	182	—	—
Alliance plant closure costs (recovery)	—	—	(206)	—	—
Write down of long-lived assets	—	—	25,241	5.2	—
Goodwill impairment	—	—	13,461	2.8	—

Segment operating loss	$(1,569)	(0.3)	$(48,378)	(10.0)	(96.8)

Fiscal year 2005 polyester net sales increased $105.2 million, or 21.8%, compared to fiscal year 2004. Our segment sales volumes and average unit prices increased approximately 21.3% and 0.5%, respectively. The increase was due mainly to the Kinston acquisition on September 30, 2004, which contributed $77.9 million of net sales that were realized in the second half of fiscal year 2005.

Domestically, our polyester sales volumes increased 28.3% while average unit prices declined approximately 4.5%. Sales from our Brazilian texturing operation, on a local currency basis, increased 3.7% over fiscal year 2004 due primarily to sales price adjustments for changes in the inflation index which were significant during fiscal year 2005. The impact on net sales from this operation on a U.S. dollar basis as a result of the change in currency exchange rate was an increase of $6.1 million.

Gross profit on sales for our polyester operations decreased $4.2 million, or 12.9%, over fiscal year 2004, while gross margin (gross profit as a percentage of net sales) declined from 6.8% in fiscal year 2004 to 4.9% in fiscal year 2005. These decreases were primarily attributable to an increase in fixed and variable manufacturing costs which were 38.4% of net sales in fiscal year 2005 compared to 37.5% of net sales in fiscal year 2004. In addition, fiber cost increased as a percent of net sales from 52.6% in fiscal year 2004 to 54.8% in fiscal year 2005. We also recognized, as a reduction of cost of sales, cost savings and other benefits from our alliance with DuPont of $8.4 million and $38.2 million for fiscal years 2005 and 2004, respectively. Following the Kinston acquisition, the benefits to us from our alliance with DuPont ended.

Selling, general and administrative expenses for this segment decreased $4.5 million from fiscal year 2004 to fiscal year 2005. While the methodology to allocate domestic selling, general and administrative costs remains consistent between fiscal year 2004 and fiscal year 2005, the percentage of such costs allocated to each segment is determined at the beginning of every year based on specific cost drivers. The polyester segment’s share of these costs for fiscal year 2005 was lower compared to fiscal year 2004 due to increases in the nylon segment’s share of these cost drivers.

The polyester segment net sales, gross profit and selling, general and administrative expenses for fiscal year 2005 were 73.9%, 91.7% and 71.8%, respectively, of consolidated amounts compared to 72.3%, 81.0% and 75.8%, respectively, for fiscal year 2004.

Restructuring charges of $7.6 million in fiscal year 2004 were primarily caused by relocation of the air jet texturing business from Altamahaw, North Carolina, to Yadkinville, North Carolina, which resulted in an accrual for future lease obligations. During the third quarter of fiscal year 2004, management performed impairment testing for the domestic textured polyester business due to the continued challenging business conditions and reduction in volume and gross profit in the preceding quarter. As a result, management determined that our plant, property and equipment were impaired, and we recorded a $25.2 million write down of the assets. As a result of the testing, we also recorded a goodwill impairment charge of $13.5 million in the third quarter of fiscal year 2004 to eliminate the polyester segment’s goodwill.

Our international polyester pre-tax results of operations for the polyester segment’s Brazilian location declined $4.6 million in fiscal year 2005 compared to fiscal year 2004. This decline is primarily due to a 4.8% increase in the cost of fiber, a 4.5% decrease in volume and a $0.5 million increase in selling, general and administrative costs.

Nylon Operations

The following table sets forth the segment operating loss components for our nylon segment for fiscal year 2005 and fiscal year 2004. The table also sets forth the percent to net sales and the percentage increase or decrease over the prior year:

	Fiscal Year 2005		Fiscal Year 2004
		% to Net Sales		% to Net Sales	% Inc. (Dec.)
	(in thousands, except percentages)
Net sales	$206,788	100.0	$184,536	100.0	12.1
Cost of sales	204,219	98.8	176,862	95.8	15.5
Selling, general and administrative expenses	11,920	5.8	11,128	6.0	7.1
Restructuring charges (recovery)	(129)	(0.1)	638	0.4	(120.2)
Write down of long-lived assets	603	0.3	—	—	—

Segment operating loss	$(9,825)	(4.8)	$(4,092)	(2.2)	140.1

Fiscal year 2005 nylon net sales increased $22.3 million, or 12.1%, compared to fiscal year 2004. Unit volumes for fiscal year 2005 increased 5.9% while the average selling price increased 6.2%. We acquired the Sara Lee hosiery yarn business for $2.6 million and completed the integration of its operations and sales volume during 2004. We entered into a five-year branded apparel supply agreement with Sara Lee in April 2004. The increase in sales volume and price is primarily attributable to higher sales resulting from the Sara Lee agreement.

These incremental sales were offset by erosion in our U.S. customer base due primarily to an increase in the importation of socks into the domestic market and a decline in domestic demand for sheer hosiery products.

Gross profit for our nylon operations decreased $5.1 million, or 66.5%, over fiscal year 2004 while gross margin decreased from 4.2% in fiscal year 2004 to 1.2% in fiscal year 2005. These decreases are primarily attributable to reductions in per unit sales prices in excess of reduced unit costs for raw materials. Fiber costs increased from 62.0% of net sales in fiscal year 2004 to 64.5% of net sales in fiscal year 2005 due to the incremental change in product mix driven by the Sara Lee agreement. Fixed and variable manufacturing costs decreased as a percentage of sales from 30.9% in fiscal year 2004 to 30.6% in fiscal year 2005.

Selling, general and administrative expense for our nylon segment increased $0.8 million in fiscal year 2005. This increase is due to a significantly larger allocation of selling, general and administrative expenses based on cost drivers which were affected by increased sales volumes directly related to the Sara Lee agreement. The increase in volumes attributable to the Sara Lee agreement more than offset the overall reduction of selling, general and administrative expense that we realized.

The nylon segment net sales, gross profit and selling, general and administrative expenses for fiscal year 2005 were 26.1%, 8.3% and 28.2%, respectively, of consolidated amounts compared to 27.7%, 19.0% and 24.2%, respectively, for fiscal year 2004.

Restructuring expenses of $0.6 million in fiscal year 2004 were related to severance. In June 2005, we entered into a contract to sell 166 machines held by the nylon segment. As a result, a $0.6 million impairment of long-lived assets was recorded to write the assets down to their fair value less cost to sell.

Liquidity and Capital Resources

Cash Provided by Continuing Operations

Cash used in continuing operations was $4.4 million for the three months ended September 24, 2006, compared to cash used in continuing operations of $1.0 million for the corresponding period of the prior year. One primary reason for the $3.4 million decrease in cash from operating activities was the increase in our net losses to $11.1 million for the first quarter of fiscal year 2007 compared to $3.1 million for the first quarter of fiscal year 2006. In addition, due to reductions in the reserves for bad debts in the first quarter of fiscal year 2005, we experienced a $1.4 million reduction in operating cash flows relating to deferred taxes. Offsetting these reductions were increased non-cash expenses of $2.7 million, increased working capital of $2.2 million and increases in the provision for bad debts of $1.1 million. The increase in working capital was a result of reductions in receivables, inventories and current liabilities due to lower sales and production demands. We ended our first quarter of fiscal year 2007 with working capital of $182.0 million, which included cash and cash equivalents of $29.5 million, compared to working capital at June 25, 2006 of $179.5 million. While the market demand for our products has trended downward, we have taken steps to improve our cash flows from operations by focusing on improved sales mix, improved operating efficiencies and other cost saving strategies.

Our net loss decreased to $14.4 million in fiscal year 2006 compared to $41.6 million in fiscal year 2005, while we generated $30.1 million of cash from continuing operations in fiscal year 2006 compared to $28.8 million in fiscal year 2005. A significant amount of the change in net loss was due to the net effect of items that had no impact on cash from continuing operations, including:

•	approximately $23.0 million of change in net losses from discontinued operations from fiscal year 2005 related to the closure of our European division and the related restructuring charges, which were offset by the gains on the sale of the Ireland assets;

•	approximately $11.9 million of change in cash flows from a decrease in our provision for bad debts in fiscal year 2006, due primarily to the non-recurrence of $8.2 million of bad debt expense that we incurred in fiscal year 2005 related to the bankruptcy of Collins & Aikman; offset partially by

•	approximately $4.2 million of increase in net losses from equity affiliates, net of distributions in fiscal year 2006, due primarily to our new investment in YUFI; and

•	approximately $11.2 million of decreases in deferred income taxes in fiscal year 2006, due primarily to book depreciation in excess of federal tax depreciation, decreases in investments in equity affiliates, decreases in reserves for accounts receivable and severance, and increases in net operating losses, which reduced our deferred tax obligation.

In addition, as a result of the Kinston acquisition in the first quarter of fiscal year 2005 and its non-cash effects on inventory of $24.4 million, we had an increase in use of cash for working capital in fiscal year 2006 of $26.4 million. Raw material price increases experienced in the first and third quarters of fiscal year 2006 due to supply shortages also contributed to an increase in use of cash for inventories. We also experienced an increase in cash generated from accounts receivable of $12.1 million, which was offset by the write off of accounts receivable of Collins & Aikman in fiscal year 2005. Our accounts receivable fiscal year end 2006 account balance was reduced because of lower sales volumes.

Our net loss decreased to $41.6 million in fiscal year 2005 compared to $69.8 million in fiscal year 2004, while we generated $28.8 million of cash from continuing operations in fiscal year 2005, compared to $11.4 million in fiscal year 2004. A significant amount of the change in net loss was due to the net effect of items that had no impact on cash from continuing operations, including:

•	approximately $3.0 million of change in net loss from discontinued operations from fiscal year 2005 that related to the closure of our European division and the related restructuring charges;

•	an increase of approximately $11.0 million in earnings from equity affiliates that were not distributed in cash, primarily attributable to PAL, which realized higher operating profits due to lower cotton prices and realized gains on cotton futures;

•	approximately $38.1 million of aggregate change in net loss resulting from the non-recurrence of our write down in fiscal year 2004 of the long-lived assets related to our domestic textured polyester segment and of goodwill related to UTP; offset partially by

•	an increase in the provision for bad debts in fiscal year 2005 of $10.8 million, which includes $8.2 million related to the bankruptcy of Collins & Aikman; and

•	a decrease in deferred taxes of $9.1 million, primarily resulting from book depreciation in excess of federal tax depreciation, increases in reserves for accounts receivable and severance, and increases in net operating losses, which reduced our deferred tax obligation.

Other uses of cash included changes in losses from continuing operations, reduced impairment charges and other items netting to $12.2 million.

In addition, inventories declined in fiscal year 2005, but we experienced a $21.4 million upward adjustment to earnings for inventory caused primarily by a $24.4 million upward adjustment related to the non-cash effects on inventory from the Kinston acquisition. Accounts receivable was $19.0 million lower at the end of fiscal year 2005 due in part to the write off of accounts receivable of Collins & Aikman.

Working capital changes do not include the effects of discontinued operations. Working capital changes have been adjusted to exclude the effects of acquisitions and currency translation for all years presented, where applicable.

Cash Used in Investing and Financing Activities

We utilized $1.1 million for net investing activities and $0.4 million in net financing activities during the first three months of fiscal year 2007. The primary cash expenditures for investing and financing activities during this period included $1.4 million for capital expenditures, $0.4 million for other financing activities offset by a return of capital from equity affiliates of $0.2 million and collections of notes receivable of $0.1 million. As of September 24, 2006, we were not committed to any significant capital expenditures; however, we expect to spend approximately $12.0 to $15.0 million primarily for maintenance capital expenditures and equipment and technology upgrades during the remainder of fiscal year 2007.

We utilized $29.2 million for net investing activities and $90.2 million in net financing activities during fiscal year 2006. The primary cash expenditures during fiscal year 2006 included $248.7 million to retire the 2008 notes, $30.6 million for our investment in YUFI, $24.4 million for early payment of note payable in connection with the Kinston acquisition, $12.0 million for capital expenditures and $8.0 million for issuance and debt refinancing costs, offset by $190.0 million in proceeds from the issuance of the initial notes, proceeds from the sale of capital assets of $10.1 million, decreased restricted cash of $2.7 million, other financing activities of $1.0 million, and other investing activities of $0.5 million. Due to the refinancing of the 2008 notes, cash used for interest will increase $5.6 million per year from $16.2 million to $21.8 million.

We utilized net cash of $4.7 million for investing activities in fiscal year 2005, which included $9.4 million for capital expenditures, $2.7 million for a deposit of restricted cash, and $1.4 million for acquisition related costs. These amounts were offset by $6.1 million for return of capital on investments from equity affiliates, $2.3 million of proceeds from sales of capital assets and $0.4 million, net of other investing activities. Net cash provided by financing activities increased by $0.1 million in fiscal year 2005 due to the issuance of common stock under the exercise of stock options.

We utilized $5.8 million for net investing activities and $8.5 million for net financing activities during fiscal year 2004. Significant expenditures during this period included $11.1 million for capital expenditures which included the $2.6 million purchase of the Sara Lee assets, and $3.6 million in capitalized software costs. Additionally, $8.4 million was expended for repurchasing our stock.

We believe that cash generated by operations and assets held for sale together with access to our amended revolving credit agreement as described below, will be sufficient to meet all operating and capital needs in the foreseeable future.

Long-Term Debt

Concurrent with the closing of the issuance of the initial notes, we also entered into an amended revolving credit facility. We used the net proceeds of the issuance of the initial notes, borrowings under our amended revolving credit facility and cash on hand to pay the consideration for the 2008 notes tendered in the tender offer.

Tender Offer for the 2008 Notes. On April 28, 2006, we commenced a tender offer for all of our then outstanding $250.0 million in aggregate principal amount of 2008 notes, simultaneously with a consent solicitation from the holders of the 2008 notes to remove substantially all of the restrictive covenants and certain events of default under the indenture governing the 2008 notes. The tender offer expired on May 25, 2006, and $248.7 million in aggregate principal amount of 2008 notes were tendered in the tender offer, representing 99.5% of the then outstanding aggregate principal amount of 2008 notes. The $1.3 million in aggregate principal amount of 2008 notes that were not tendered and purchased in the tender offer remain outstanding in accordance with their amended terms. We funded the purchase price in the tender offer with available cash, borrowings under our amended revolving credit facility and proceeds from the initial notes offering. As a result of the tender offer and the initial notes offering, we expect that our interest expense will increase by approximately $5.6 million per year.

Senior Secured Notes. The notes will mature in 2014 and bear interest at the rate set forth on the cover of this prospectus. The notes are secured as described in “Description of the Notes.” The indenture contains customary restrictive covenants. See “Description of the Notes—Certain Covenants.”

Amended Revolving Credit Facility. Concurrently with the closing of the initial notes offering, we amended our old revolving credit facility to extend its maturity to 2011, permit the initial notes offering and this exchange offer, give us the ability to request that the borrowing capacity be increased up to $150.0 million under certain circumstances and revise some of its other terms and covenants. The amended revolving credit facility matures in 2011. The borrowings under the amended revolving credit facility are collateralized by first-priority liens, subject to permitted liens, in among other things, our inventory, accounts receivable, general intangibles (other than uncertificated capital stock of subsidiaries and other persons), investment property (other than capital stock of subsidiaries and other persons), chattel paper, documents, instruments, letter of credit rights, deposit accounts and other related personal property and all proceeds relating to any of the above and by second-priority liens, subject to permitted liens, on our and our subsidiary guarantors’ assets that secure the notes and guarantees on a first-priority basis, in each case, other than certain excluded assets. Our ability to borrow under our amended revolving credit facility is limited to a borrowing base equal to specified percentages of eligible accounts receivable and inventory and is subject to other conditions and limitations. As of September 24, 2006, there were no amounts outstanding under our amended revolving credit facility, and based on our calculation as of that date, $93.5 million was available for borrowing under the borrowing base of this facility (net of $5.3 million to support outstanding letters of credit). See “Description of Other Indebtedness—Amended Revolving Credit Facility.”

Liquidity Assessment

In addition to our normal operating cash and working capital requirements and service of our indebtedness, we will also require cash to fund capital expenditures and enable cost reductions through restructuring projects as follows:

•	Capital Expenditures. We estimate our fiscal year 2007 capital expenditures will be in the range of $12.0 million to $15.0 million. Our capital expenditures primarily relate to maintenance of existing assets and equipment and technology upgrades. Management continuously evaluates opportunities to further reduce production costs, and we may incur additional capital expenditures from time to time as we pursue new opportunities for further cost reductions.

•	Acquisition of Dillon Yarn. On October 26, 2006, we announced that we had signed a definitive agreement to acquire the assets, including inventory, of the textured yarn business operating as the Dillon Yarn Division of Dillon Yarn Corporation. The purchase price will be approximately $65.0 million and will consist of approximately $44.5 million in cash and the issuance of approximately 8.3 million shares of our common stock. All of the shares issued as consideration in the acquisition will be subject to a lock-up agreement, which will prohibit any transfers of shares for an initial six-month period following closing. Thereafter, two-thirds of the shares may not be transferred for 18 months following closing and the remaining one-third of the shares may not be transferred until 30 months following closing. We expect to use cash-on-hand and borrowings of approximately $44.5 million under our amended revolving credit facility to fund the cash portion of the purchase price. Our availability under our amended revolving credit facility, pro forma for this transaction, will be approximately $49.0 million and we will have approximately $21.4 million of remaining cash-on-hand, consisting of approximately $11.0 million of domestic cash, utilized for on-going operating needs and $10.4 million of cash in foreign subsidiaries.

•	Restructuring/Cost Reductions. On April 20, 2006, we reorganized our domestic business operations, and recorded a restructuring charge for severance of approximately $0.8 million in the fourth quarter of fiscal year 2006. Approximately 45 management level salaried employees were affected by the reorganization. In connection with our acquisition strategy, we may incur additional restructuring charges, including severance payments and other related expenses.

•	Joint Venture Investments. We have invested $30.0 million in cash in our Chinese joint venture, YUFI, for our 50% equity interest which we paid using the proceeds of capital asset sales relating to the closure of our European manufacturing operations. We may from time to time increase our interest in our joint ventures, sell our interest in our joint ventures, invest in new joint ventures or transfer idle equipment to our joint ventures.

Our ability to meet our debt service obligations and reduce our total debt will depend upon our ability to generate cash in the future which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. We may not be able to generate sufficient cash flow from operations and future borrowings may not be available to us under our amended revolving credit facility in an amount sufficient to enable us to repay our debt, including the notes, or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt on or before maturity. We may not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the notes and our amended revolving credit facility, may limit our ability to pursue any of these alternatives. See “Risk Factors—Risks Related to The Notes and This Offering—We will require a significant amount of cash to service our indebtedness, and our ability to generate cash depends on many factors beyond our control.” Some risks that could adversely affect our ability to meet our debt service obligations include, but are not limited to, intense domestic and foreign competition in our industry, general domestic and international economic conditions, changes in currency exchange rates, interest and inflation rates, the financial condition or our customers and the operating performance of joint ventures, alliances and other equity investments.

Other Factors Affecting Liquidity

Stock Repurchase Program. Effective July 26, 2000, our Board of Directors increased the remaining authorization to repurchase up to 10.0 million shares of our common stock. We purchased 1.4 million shares in fiscal year 2001 for a total of $16.6 million. There were no significant stock repurchases in fiscal year 2002. Effective April 24, 2003, the Board of Directors re-instituted the stock repurchase program. Accordingly, we purchased 0.5 million shares in fiscal year 2003 and 1.3 million shares in fiscal year 2004. At June 25, 2006, we had remaining authority to repurchase approximately 6.8 million shares of our common stock under the repurchase plan. The repurchase program was suspended in November 2003, and we have no immediate plans to reinstitute the program.

Supplemental Key Employee Retirement Plan. During the first quarter of fiscal year 2007, we established the Unifi, Inc. Supplemental Key Employee Retirement Plan and as a result, recognized $1.1 million in deferred compensation charges. This plan, which replaced an existing supplemental retirement plan, was established for the purpose of providing supplemental retirement benefits for a select group of management employees. We currently do not expect to fund the Plan.

Environmental Liabilities. The land associated with the Kinston acquisition is leased under a 99 year ground lease with DuPont. Since 1993, DuPont has been investigating and cleaning up the Kinston site under the supervision of the EPA and the North Carolina Department of Environment and Natural Resources under the Resource Conservation and Recovery Act Corrective Action Program. The Corrective Action Program requires DuPont to identify all solid waste management units or areas of concern, assess the extent of contamination at the identified areas and clean them up to applicable regulatory standards. Under the terms of the ground lease, upon completion by DuPont of required remedial action, ownership of the Kinston site will pass to us. Thereafter, we will have responsibility for future remediation requirements, if any, at the solid waste management units and areas of concern previously addressed by DuPont and at any other areas at the plant. At this time, we have no basis to determine if and when we will have any responsibility or obligation with respect to the solid waste management units and areas of concern or the extent of any potential liability for the same. Accordingly, the possibility that we could face material clean-up costs in the future relating to the Kinston facility cannot be eliminated. In addition, we are evaluating several options with respect to the upgrade of our industrial boilers at the Kinston site. The estimated investment ranges from $0 to $2.0 million. No determination has been made with respect to which alternative to pursue, if any.

Contractual Obligations

Our significant long-term debt obligations as of June 25, 2006 were as follows:

	Cash Payments Due by Period
	(in thousands)
Description of Commitment	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
The notes(1)	$190,000	$—	$—	$—	$190,000
2008 notes(2)	1,273	—	1,273	—	—
Interest on long-term debt(3)	175,704	22,554	44,795	44,598	63,757
Other long-term debt	19,028	10,766	7,148	785	329
Purchase obligations
Nylon yarn procurement—U.S.(4)	41,070	20,535	20,535	—	—
Operating leases	9,795	3,460	6,019	316	—

	$436,870	$57,315	$79,770	$45,699	$254,086

(1)	The notes will mature in 2014. For more information on the terms of the notes, see “Description of the Notes.”
(2)	On April 28, 2006, we commenced a tender offer for all of our then outstanding $250.0 million in aggregate principal amount of 2008 notes, simultaneously with a consent solicitation from the holders of the 2008 notes to remove substantially all of the restrictive covenants and certain events of default under the indenture governing the 2008 notes. The tender offer expired on May 25, 2006, and $248.7 million in aggregate principal amount of 2008 notes were tendered in the tender offer, representing 99.5% of the then outstanding aggregate principal amount of 2008 notes. The $1.3 million in aggregate principal amount of 2008 notes that were not tendered and purchased in the tender offer remain outstanding in accordance with their amended terms.
(3)	Consists of interest on the notes, the 2008 notes and on our amended revolving credit facility and interest on other long-term debt.
(4)	Our nylon segment has a supply agreement with UNF, which expires in April 2008. We are obligated to purchase certain to be agreed upon quantities of yarn production from UNF. The agreement does not provide for a fixed or minimum amount of yarn purchases, therefore there is a degree of uncertainty associated with the obligation. Accordingly, we have estimated our obligation under the agreement based on past history and internal projections.

Off Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” This is an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations,” which applies to all entities and addresses the legal obligations with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. FIN 47 further clarifies the meaning of “conditional asset retirement obligation” with respect to recording the asset retirement obligation discussed in SFAS No. 143. The effective date is for fiscal years ending after December 15, 2005. During the fourth quarter of fiscal 2006, we performed a formal review of our asset retirement obligations in accordance with FIN 47. With respect to assets in which the retirement was measurable, the impact on our financial position and results of operations was immaterial. The fair value of the assets retirement obligations relating to our Kinston facility could not be reasonably estimated. See Note 19 to our audited consolidated financial statements included elsewhere in this prospectus.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” which is an interpretation of SFAS No. 109. The pronouncement creates a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of the first day of fiscal year 2008, and we do not expect that the adoption of this interpretation will have a significant impact on our financial position and results of operations.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks associated with changes in interest rates and currency fluctuation rates, which may adversely affect our financial position, results of operations and cash flows. In addition, we are also exposed to other risks in the operation of our business.

Interest Rate Risk. We are exposed to interest rate risk through our borrowing activities, which are further described in Note 2 “Long Term Debt and Other Liabilities.” The majority of our borrowings are in long-term fixed rate bonds. Therefore, the market rate risk associated with a 100 basis point change in interest rates would not be material to us at the present time.

Currency Exchange Rate Risk. We conduct our business in various foreign currencies. As a result, we are subject to the transaction exposure that arises from foreign exchange rate movements between the dates that foreign currency transactions are recorded (export sales and purchases commitments) and the dates they are consummated (cash receipts and cash disbursements in foreign currencies). We utilize some natural hedging to mitigate these transaction exposures. We also enter into foreign currency forward contracts for the purchase and sale of European and North American currencies to hedge balance sheet and income statement currency exposures. These contracts are principally entered into for the purchase of inventory and equipment and the sale of our products into export markets. Counter-parties for these instruments are major financial institutions. If the derivative is a hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings. We do not enter into derivative financial instruments for trading purposes nor are we a party to any leveraged financial instruments.

We use currency forward contracts to hedge exposure for sales in foreign currencies based on specific sales orders with customers or for anticipated sales activity for a future time period. Generally, 60-80% of the sales value of these orders is covered by forward contracts. Maturity dates of the forward contracts are intended to match anticipated receivable collections. We mark the outstanding accounts receivable and forward contracts to market at month end and any realized and unrealized gains or losses are recorded as other income and expense. We also enter into currency forward contracts for committed or anticipated equipment and inventory purchases. Generally, 50-75% of the asset cost is covered by forward contracts, although 100% of the asset cost may be covered by contracts in certain instances. Effective February 14, 2005, we entered into a contract to sell our European facility in Ireland and received a $2.8 million non-refundable deposit from the purchaser. In addition to the deposit, the contract called for a partial payment of 16.0 million Euros on June 30, 2005 and a final payment of 2.1 million Euros on September 30, 2005. On February 22, 2005, we entered into a forward exchange contract for 15.0 million Euros. We were required by the financial institution to deposit $2.8 million in an interest bearing collateral account to secure the financial institution’s maximum exposure on the hedge contract. This cash deposit has been reclassified as “restricted cash” and is recorded on our balance sheet as a current asset. On July 15, 2005, we settled the forward exchange contract for 15.0 million Euros. Forward contracts are matched with the anticipated date of delivery of the assets and gains and losses are recorded as a component of the asset cost for purchase transactions for which we are firmly committed. The maturity date for our two outstanding purchase and sales of foreign currency forward contracts are July 2006 and October 2006, respectively.

The dollar equivalent of these forward currency contracts and their related fair values are detailed below:

	June 25, 2006	June 26, 2005	June 27, 2004
	(in thousands)
Foreign currency purchase contracts:
Notional amount	$526	$168	$3,660
Fair value	535	159	3,642

Net (gain) loss	$(9)	$9	$18

Foreign currency sales contracts:
Notional amount	$833	$24,414	$18,833
Fair value	878	22,687	19,389

Net (gain) loss	$45	$(1,727)	$556

The fair values of the foreign exchange forward contracts at the respective year end dates are based on discounted year end forward currency rates. The total impact of foreign currency related items that are reported on the line item “other (income) expense, net” in our consolidated statements of operations, including transactions that were hedged and those that were not hedged, was a pre-tax loss of $0.7 million for fiscal 2006, a pre-tax gain of $1.1 million for fiscal year 2005 and a pre-tax loss of $0.5 million for fiscal year 2004.

Inflation and Other Risks. The inflation rate in most countries we conduct business has been low in recent years and the impact on our cost structure has not been significant. We are also exposed to political risk, including changing laws and regulations governing international trade such as quotas and duties and tax laws. The degree of impact and the frequency of these events cannot be predicted.

BUSINESS

Our Company

We are a diversified North American producer and processor of multi-filament polyester and nylon yarns, including specialty yarns with enhanced performance characteristics. We add value to the supply chain and enhance consumer demand for our products through the development and introduction of branded yarns that provide unique performance, comfort and aesthetic advantages. We manufacture partially oriented, textured, dyed, twisted and beamed polyester yarns as well as textured nylon and nylon covered spandex products. We sell our products to other yarn manufacturers, knitters and weavers that produce fabrics for the apparel, hosiery, home furnishings, automotive, industrial and other end-use markets. We maintain one of the industry’s most comprehensive product offerings and emphasize quality, style and performance in all of our products. Our net sales, net loss and EBITDA were $738.8 million, $14.4 million and $47.5 million, respectively, for fiscal year 2006. See footnote 1 to “Summary Historical Financial Data” for the definition of EBITDA and a reconciliation of EBITDA to net loss.

The following charts illustrate the percentage of our net sales for fiscal year 2006 based on product type and end-use market:

Net Sales by Product Type	Net Sales by End-Use Market

We work across the supply chain to develop and commercialize specialty yarns that provide performance, comfort, aesthetic and other advantages that enhance demand for our products. We have branded the premium portion of our specialty value-added yarns in order to distinguish our products in the marketplace. We currently have more than 20 premium value-added yarns in our portfolio, which we commercialize under several brand names, including Sorbtek®, A.M.Y.®, Mynx® UV, Reflexx®, MicroVista®, aio® and Repreve®.

A significant number of our customers, particularly in the apparel market, produce finished goods that they seek to make eligible for duty-free treatment in the regions covered by the regional free-trade markets. When U.S.-origin POY is used to produce finished goods in these regional free-trade markets, and other origin criteria are met, then the finished goods are eligible for duty-free treatment.

We use advanced production processes to manufacture our high-quality yarns cost-effectively. We believe that our flexibility and experience in producing specialty yarns provides us with important development and commercialization advantages. We have state-of-the-art manufacturing operations in North and South America and participate in joint ventures in China, Israel and the United States.

Business Strengths

Leading Market Positions. We are a diversified producer and processor of multi-filament polyester and nylon yarns, and we are a leading North American producer and processor of polyester POY, polyester DTY, nylon DTY, twisted yarn, nylon covered yarn and dyed yarn. We have strong positions in nearly every other market in which we participate. We believe that our position as an industry leader stems from the high quality of our products, our product innovations, the efficiency of our operations and our customer service.

Our market leading position provides us with the following competitive advantages:

•	we are able to realize significant economies of scale that enhance our productivity;

•	we are able to service large customers due to the size and flexibility of our manufacturing facilities, distribution system and marketing staff; and

•	we are an attractive strategic partner for retailers and companies with established brands.

Significant Expertise in Value-Added Product Development and Commercialization. We are a leader in the development, manufacturing and commercialization of innovative, value-added specialty yarns with enhanced performance characteristics such as moisture management, ultraviolet protection and anti-microbial and odor control properties. In addition, we have developed a line of products that are made from recycled materials in order to appeal to environmentally conscious consumers. Due to our reputation for delivering high-quality innovative products, we have developed strong customer relationships with a number of significant downstream customers, including Wal-Mart, Dick’s Sporting Goods, Russell Athletic, Reebok and the U.S. military. We also have strong relationships with the largest regional fabric producers, enabling us to market to downstream customers in collaboration with those producers. Our expertise in developing and commercializing value-added performance products combined with our strong customer relationships allows us to enhance demand for our products.

Leading Supplier in the Regional Free-Trade Markets. We are the largest of only a few producers in the regional free-trade markets of polyester POY. When U.S.-origin POY is used to produce finished goods in these regional free-trade markets, and other origin criteria are met, then the finished goods are eligible for duty-free treatment. In the first half of fiscal year 2006, approximately 40% of sales from our U.S. polyester operations (approximately 80% of our polyester sales into the apparel market) and approximately 55% of sales from our U.S. nylon operations were to customers who purchase yarn from a signatory country to the NAFTA and CAFTA agreements or a beneficiary country to the CBI or ATPA programs to receive duty-free treatment for their finished goods. We estimate that the duty-free benefit of processing textiles and apparel under the terms of these regional free-trade agreements and duties preference programs typically represents a wholesale cost advantage of up to 30% on these finished goods. Our products, when incorporated by regional supply chain partners into finished goods that are eligible for duty-free treatment, are highly competitive in a number of product categories with imports from outside the applicable regions in terms of price and quality.

High-Quality Products and Flexible, Specification-Driven Production. We believe we are widely recognized by the industry as the leading producer of high-quality specification-driven products. Our operational expertise and state-of-the-art facilities allow us to efficiently produce high-quality yarns and specialty fibers with enhanced performance characteristics customized to fulfill our customers’ specifications. We recently realigned our pricing by product and instituted innovative pricing terms for small lot and made-to-order purchases to better pass on the retooling and inventory costs associated with smaller and unique orders.

Diverse Customer Base in a Variety of End-Markets. Our yarns and brands are found in a variety of end products, such as apparel, hosiery, home furnishings, automotive and industrial products. We sell polyester yarns to approximately 900 customers and nylon yarns to approximately 200 customers in a variety of geographic markets. In fiscal year 2006, our nylon segment had sales of $76.4 million to Sara Lee Branded Apparel, now Hanesbrands Inc., which is our only customer in excess of 10% of our consolidated revenues.

Experienced Management Team. Our management team has been integral in establishing our reputation for quality and innovation, developing and maintaining strong relationships with our customers, successfully integrating acquisitions and adjusting our operational infrastructure to match market conditions. Our management team has an average of nearly 18 years of experience in the industry.

Business Strategy

Focus on Manufacturing Efficiencies, Cost Reductions and Profitability. We intend to continue our focus on achieving manufacturing efficiencies, lowering costs and increasing profit margins. We have targeted several initiatives to achieve these goals, including:

•	continuing to leverage our leading market positions;

•	improving our product mix through increased sales of higher margin products, such as branded premium value-added yarns;

•	maximizing utilization rates and matching overhead costs with operating rates in order to produce high-quality products with greater manufacturing efficiencies;

•	adjusting our pricing policies and terms to customer specifications and changing market conditions; and

•	efficiently integrating the facilities of newly acquired businesses.

As a result of our investment of approximately $1.3 billion in our production facilities since 1992, we do not currently anticipate that we will require any significant additional capital expenditures to replace or expand our production facilities over the next five years.

Grow our Sales of Premium Value-Added Products and Promote our Brands. We intend to leverage our expertise in product innovation, manufacturing and commercialization to continue to grow our sales of premium value-added yarns, which typically generate higher margins. We have grown our net sales of these value-added products from approximately $5.0 million in fiscal year 2001 to approximately $41.0 million in fiscal year 2006. We have branded these products to better market them to our downstream customers. In addition, we intend to increase demand for our premium value-added products by continuing to work with fabric producers and downstream customers on the development of new or improved products that meet the demands of consumers. As a result, downstream customers such as Wal-Mart, Dick’s Sporting Goods, Russell Athletic, Reebok and the U.S. military have specified our products for use in their finished products.

Capitalize on Regional Free-Trade Markets. We are the largest of only a few producers in the regional free-trade markets of polyester POY. When U.S.-origin POY is used to produce finished goods in these regional free-trade markets, and other origin criteria are met, then the finished goods are eligible for duty-free treatment. We intend to continue to take advantage of our leading position in these markets to increase our market share with regional and domestic fabric producers who ship their products into the regional free-trade markets for further processing.

Expand Penetration of High-Growth Asian Markets. We intend to selectively increase our penetration of high-growth Asian markets such as China. China is currently one of the fastest growing consumers of specialty yarns, with a specialty yarn market almost as large as the entire U.S. yarn market. In addition, China currently imports approximately 30-35% of its specialty yarn needs. We have a 50/50 joint venture in China which combines our operational and marketing expertise with the customer base of a well-established, publicly-traded Chinese producer of fiber. This joint venture manufactures, processes and markets polyester filament yarn in China and provides us with an immediately accessible customer base in Asia at lower start-up costs and with fewer execution risks. Our joint venture allows us to pursue long-term, profitable revenue growth in Asia and service global brands and retailers who either produce or source from Asia.

Selectively Pursue Strategic Acquisitions. We believe that we are well-positioned to capitalize on the consolidation occurring in the North American synthetic yarn market due to our leading market position and our track record of successfully integrating acquisitions. Most of our competitors are smaller, privately-held companies which focus on only one or two of the markets we serve. We believe there are a number of acquisition opportunities in the North American market which can increase our profitability through the elimination of excess capacity and overhead costs. Accordingly, we plan to selectively pursue additional acquisitions that offer us the potential to strengthen our market position, increase our product offerings and/or achieve cost savings. For example, in 2005, we consolidated two of four recently acquired Kinston operating lines, reducing staffing levels from approximately 800 to approximately 260 employees and making the business profitable within twelve months.

Industry Overview

The textile and apparel market consists of natural and synthetic fibers used for apparel and non-apparel applications. The industry is characterized by dependence upon a wide variety of end-markets which primarily include apparel, home textiles, industrial and consumer products, floor coverings, fiber fill and tires. The apparel and hosiery markets account for 25% of total production, the floor covering market accounts for 32%, the industrial and consumer markets account for 20%, the home textiles market accounts for 13% and other end-uses account for 10%.

According to independent industry sources, the size of the global polyester textile filament market in calendar 2005 was estimated to be 29.5 billion pounds. The North American share of production within this global market was 2%. United States consumption of polyester textured yarn in 2005 was approximately 500 million pounds. Imports from foreign producers accounted for 21% of this textured yarn consumption.

Textiles and apparel goods are made from natural fiber filament, such as cotton and wool, or synthetic fiber filament, such as polyester and nylon. Since 1980, global demand for polyester has grown steadily, and in 2003, polyester replaced cotton as the fiber with the largest percentage of sales worldwide. In 2005, polyester accounted for an estimated 40% of global fiber filament consumption and demand is projected to increase by 6% to 7% annually through 2009. The synthetic fiber sector accounts for approximately 55% of the U.S. textile and apparel market.

The synthetic filament industry includes petrochemical and raw material producers, fiber and yarn manufacturers (like Unifi), fabric and product producers, retailers and consumers. The following chart illustrates the supply chain in the synthetic filament industry:

Among synthetic filament yarn producers, pricing is highly competitive, with innovation, product quality and customer service being essential for differentiating the competitors within the industry. Both product innovation and product quality are particularly important, as product innovation gives customers competitive advantages and product quality provides for improved manufacturing efficiencies.

The North American synthetic yarn market has contracted since 1999, primarily as a result of intense foreign competition in finished goods on the basis of price. In addition, due to consumer preferences, demand for sheer hosiery products has declined in recent years, which negatively impacts nylon manufacturers. Despite this decline, U.S. retailers and other end-users have consistently expressed their need for a balanced procurement strategy with both global and regional production to satisfy their need for readily available production capacity, quick response times, specialized products, product changes based on customer feedback and more customized orders. As a result, the contraction in the U.S. synthetic yarn market continues, although we expect a lower rate of decline in the future as regional manufacturers continue to demand U.S. manufactured synthetic yarn. There has also been growing emphasis domestically towards premium value-added yarns as consumers, retailers and manufacturers demand products with enhanced performance characteristics. This emphasis on incorporating specialty synthetic yarn in finished goods has greatly increased domestic demand for value-added synthetic fibers.

The U.S. government has attempted to regulate the growth of certain textile and apparel imports by establishing quotas and duties on imports from countries that historically account for significant shares of U.S. imports. Under the January 1995 Agreement on Textiles and Clothing, the WTO began implementing a phased-in elimination of import quotas and a reduction of duties among its members, which culminated with the elimination of all remaining quotas for all members of WTO on January 1, 2005. After extensive negotiations, the United States and China entered into a bilateral agreement in November 2005, reinstating quotas on a number of categories of Chinese textile and apparel products. These quotas under this agreement will end on December 31, 2008. Nevertheless, duties on imported textile and apparel products, including textile and apparel products from China, remain in effect. We believe that duties are a more effective method than quotas in providing protection for the U.S. textile and apparel industry.

In the Americas region, regional free-trade agreements, such as NAFTA and CAFTA, and U.S. unilateral duties preference programs, such as ATPA and CBI, have a significant impact on the flow of goods among the region and the relative costs of production. The cost advantages offered by these regional free-trade agreements and duties preference programs on finished goods which incorporate U.S.-origin synthetic fiber and the desire for quick inventory turns have enabled regional synthetic yarn producers to effectively compete with imported finished goods from lower wage-based countries. We estimate that the duty-free benefit of processing synthetic textiles and apparel finished goods under the terms of these regional free-trade agreements and duties preference programs typically represents a wholesale cost advantage of up to 30% on these finished goods. As a result of such cost advantages, it is expected that these regions will continue to grow in their supply of textiles to the United States.

Products

We manufacture polyester POY and synthetic polyester and nylon yarns for a wide range of end-uses. We process and sell both high-volume and specialty yarns, domestically and internationally.

Polyester POY is used to make polyester yarn. Our polyester yarn products include textured, dyed, twisted and beamed yarns. We sell our polyester yarns to other yarn manufacturers, knitters and weavers that produce fabrics for the apparel, automotive and furniture upholstery, home furnishings, industrial, military, medical and other end-use markets. Our nylon products include textured nylon and covered spandex products, which we sell to other yarn manufacturers, knitters and weavers that produce fabrics for the apparel, hosiery, sock and other end-use markets.

In addition to producing high-volume yarns, we develop, manufacture and commercialize specialty yarns that provide performance, comfort, aesthetic and other advantages. For example, we have developed a line of products that are made from recycled materials in order to appeal to environmentally conscious consumers. We have branded the premium portion of our specialty value-added yarns in order to distinguish our products in the marketplace. We currently have more than 20 premium value-added yarn products in our portfolio. Such branded yarn products include:

•	Sorbtek®, a permanent moisture management yarn primarily used in performance base layer applications, compression apparel, athletic bras, sports apparel, socks and other non-apparel related items;

•	A.M.Y.®, a yarn with permanent antimicrobial and odor control;

•	Mynx®UV, an ultraviolet protective yarn;

•	Reflexx®, a family of stretch yarns, that can be found in a wide array of end-use applications from home furnishings to performance wear and from hosiery and socks to workwear and denim;

•	MicroVista®, a family of microfiber yarns;

•	aio® all-in-one performance yarns, which combine multiple performance properties into a single yarn; and

•	Repreve®, an eco-friendly yarn made from 100% recycled materials.

Sales and Marketing

We employed a sales force of approximately 30 persons as of June 25, 2006 operating out of sales offices in the United States, Brazil and Colombia. We rely on independent sales agents for sales in several other countries.

We seek to create strong customer relationships and continually seek ways to build and strengthen those relationships throughout the supply chain. Through frequent communications with customers, partnering with customers in product development and engaging key downstream retailers, we have created significant pull-through sales and brand recognition for our products. For example, based on an analysis of a retailer’s product offerings, we develop proposals for a garment that fits within a brand or retailer’s product line, using our premium value-added products to give the item special qualities, such as moisture wicking capability or anti-microbial properties. Together with our selected supply chain partner, we then make proposals to the retailer, who can modify the proposed product to suit its requirements. If the retailer decides to produce and market the item, we and our supply chain partner will be positioned to provide the necessary fabric. Examples of the success of this strategy include:

•	Sorbtek®, which is used in many well-known apparel brands and retailers, including Wal-Mart, Reebok, the U.S. military, Dick’s Sporting Goods, Duofold, Hind and Icy Hot. Today Sorbtek® can be found in over 2,500 Wal-Mart stores under the Athletic Works brand;

•	A.M.Y.®, which can be found in many apparel brands, including Marmot, Eastern Mountain Sports, the U.S. military, Everlast, Duofold, Jerzees Socks and Russell Athletics;

•	Mynx® UV, which can be found in Asics Running Apparel and Terry Cycling; and

•	Reflexx®, which can be found in major brands, including VF Corporation’s Wrangler and Red Kap, Dockers and Majestic Athletic (a maker of uniforms for several major league baseball teams, including the New York Yankees).

Customers

We sell our products to other yarn manufacturers, knitters and weavers that produce fabrics for the apparel, hosiery, sock, automotive upholstery, furniture upholstery, home furnishings, industrial, military, medical and other end-use markets. We sell our polyester yarns to approximately 900 customers and our nylon yarns to approximately 200 customers in a variety of geographic markets. In fiscal year 2006, our nylon segment had sales to Sara Lee Branded Apparel, now Hanesbrands Inc., of $76.4 million, which were in excess of 10% of our consolidated revenues. The loss of this customer would have a material adverse effect on our nylon segment.

We generally sell our products on an order-by-order basis for both the polyester and nylon segments, even for our premium value-added yarn with enhanced performance characteristics. For substantially all customer orders, including those involving more customized yarns, we manufacture and ship yarn in accordance with firm orders received from customers specifying yarn type and delivery dates. We do not currently provide raw yarn consignment arrangement to any customers.

Customer payment terms are generally consistent for both the polyester and nylon reporting segments and are usually based on prevailing industry practices for the sale of yarn domestically or internationally. In certain cases, payment terms are subject to further negotiation between us and individual customers based on specific circumstances impacting the customer and may include the extension of payment terms or negotiation of situation specific payment plans. We do not believe that any such deviations from normal payment terms are significant to either of our reporting segments or the Company taken as a whole. See “Risk Factors—Risks Related to Our Business—Our business could be negatively impacted by the financial condition of our customers.”

Manufacturing

Polyester POY is made from petroleum-based chemicals such as TPA and MEG. The production of polyester POY consists of two primary processes, polymerization (performed at our Kinston facility) and spinning (performed at our Yadkinville and Kinston facilities). The polymerization process is the production of polymer by a chemical reaction involving TPA and MEG, which are combined to form chip. The spinning process involves the extrusion of molten polymer, directly from polymerization or using chip, into polyester POY. The molten polymer is extruded through spinnerettes to form continuous multi-filament raw yarn.

Our polyester and nylon yarns can be sold externally or further processed internally. Additional processing of our polyester products includes texturing, package dyeing, twisting and beaming. The texturing process, which is common to both polyester and nylon, involves the processing of POY, which is either natural or solution-dyed raw polyester or natural nylon filament fiber. Texturing polyester POY involves the use of high-speed machines to draw, heat and twist the polyester POY to produce yarn having various physical characteristics, depending on its ultimate end-use. This process gives the yarn greater bulk, strength, stretch, consistent dyeability and a softer feel, thereby making it suitable for use in knitting and weaving of fabrics.

Package dyeing allows us to match customer specific color requirements for yarns sold into the automotive, home furnishings and apparel markets. Twisting incorporates real twist into the filament yarns, which can be sold for such uses as sewing thread, home furnishings and apparel. Beaming places both textured and covered yarns on beams to be used by customers in knitting and weaving applications. Warp drawing converts polyester POY into flat yarn, also packaged on beams.

Additional processing of our nylon products mostly includes covering, which involves the wrapping or air entangling of filament or spun yarn around a core yarn. This process enhances a fabric’s ability to stretch, recover its original shape and resist wrinkles.

We work closely with our customers to develop premium value-added yarns that reflect current consumer preferences.

Suppliers

The primary raw material suppliers for our polyester segment are Nan Ya for chip, DAK Americas LLC for TPA and DuPont for MEG. The primary suppliers of nylon POY to our nylon segment are UNF, Invista

S.a.r.l, Sara Lee Nilit Fibers, Ltd. and Universal Premier Fibers, LLC (formerly known as Cookson Fibers, Inc.). UNF is our 50/50 joint venture with Nilit Ltd., located in Israel. The joint venture produces nylon POY at Nilit’s manufacturing facility in Migdal Ha—Emek, Israel. The nylon POY production is being utilized in our domestic nylon texturing operations. We have entered into long-term supply agreements with each of Nan Ya, DAK, DuPont and UNF. Our agreement with Nan Ya will expire in October 2007 and may otherwise be terminated earlier upon six months prior notice. Our agreements with DAK can be terminated upon two years prior notice. Our agreement with DuPont will terminate on June 30, 2007 and our agreement with UNF will terminate in April 2008. Our supply agreements typically provide for formula-driven pricing. Although we do not generally expect having any significant difficulty in obtaining nylon POY or chemical and other raw materials used to manufacture polyester POY, we have in the past and may in the future experience interruptions or limitations in supply which could materially affect us. See “Risk Factors—Risks Related to Our Business—We depend upon limited sources for raw materials, and interruptions in supply could increase our costs of production and cause our operations to suffer.”

Joint Ventures and Other Equity Investments

We participate in joint ventures in China, Israel and the United States. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Joint Ventures and Other Equity Investments” for a more detailed description of our joint ventures.

Competition

The industry in which we currently operate is highly competitive. We process and sell both high-volume commodity products and more specialized yarns both domestically and internationally into many end-use markets, including the apparel, automotive upholstery and home furnishing markets. We compete with a number of other foreign and domestic producers of polyester and nylon yarns as well as with imports of textile and apparel products.

Our major regional competitors in the polyester yarn segment are Nan Ya, Dillon, O’Mara, Inc., Spectrum, KOSA and AKRA, S.A. de C.V. Our major regional competitors in the nylon yarn segment are Sapona Manufacturing Company, Inc., McMichael Mills, Inc. and Worldtex, Inc.

We also compete against a number of foreign competitors that not only sell polyester and nylon yarns in the United States but also import foreign sourced fabric and apparel into the United States and other countries in which we do business, which adversely impacts the sale of our polyester and nylon yarns.

According to independent industry sources, the size of the global polyester textile filament market in calendar 2005 was estimated to be 29.5 billion pounds. The North American share of production within this global market was 2%. United States consumption of polyester textured yarn in 2005 was approximately 500 million pounds. Imports from foreign producers accounted for 21% of this textured yarn consumption.

Imports of all textile and apparel products represented approximately 70% of final consumer consumption in North America.

Our foreign competitors include yarn manufacturers located in the regional free-trade markets who also benefit from the NAFTA, CAFTA, CBI and ATPA trade agreements which provide for duty-free treatment of most apparel and textiles between the signatory (and qualifying) countries. The cost advantages offered by these trade agreements and the desire for quick inventory turns have enabled commodity yarn producers from these regions to effectively compete. As a result of such cost advantages, we expect that the CAFTA and ATPA regions will continue to grow in their supply to the United States. We are the largest of only a few significant producers of eligible yarn under these trade agreements. As a result, one of our business strategies is to leverage our eligibility status to increase our share of business with regional fabric producers and domestic producers who ship their products into the region for further processing.

On a global basis, we compete not only as a yarn producer but also as part of a supply chain. As one of the many participants in the textile industry supply chain, our business and competitive position are directly impacted by the business and financial condition and competitive position of the several other participants in the supply chain in which we operate.

In the apparel market, a significant source of overseas competition comes from textile and apparel manufacturers that operate in lower labor and lower raw materials cost countries such as China. The primary competitive factors in the textile industry include price, quality, product styling and differentiation, flexibility of production and finishing, delivery time and customer service. The needs of particular customers and the characteristics of particular products determine the relative importance of these various factors. Several of our foreign competitors have significant competitive advantages over us, including lower wages, lower raw materials and energy costs and favorable currency exchange rates against the U.S. dollar, which could make our products less competitive and may cause our sales and profits to decrease. In addition, while traditionally these foreign competitors have focused on commodity production, they are now increasingly focused on premium value-added products where we continue to generate higher margins. In recent years, international imports of fabric and finished goods in the United States have significantly increased, resulting in a significant reduction in our customer base. The primary drivers for that growth are the reduction in equipment costs which have reduced barriers to entry in the market, the currency devaluation of Asian currencies following the Asian financial crisis, the entry of China into the free-trade markets and the staged elimination of all textile and apparel quotas. In May 2005, the U.S. government imposed safeguard quotas on various categories of Chinese-made products, citing “market disruption.” Following extensive negotiations, the United States and China entered into a bilateral agreement in November 2005 resulting in the imposition of annually decreasing quotas on a number of categories of Chinese textile and apparel products until December 31, 2008. We expect competitive pressures to intensify as a result of the gradual elimination of trade protections. See “—Trade Regulation.”

The U.S. automotive upholstery market has been less susceptible to import penetration because of the exacting specifications and quality requirements often imposed on manufacturers of automotive upholstery and the often short time frame for deliveries. Effective customer service and prompt response to customer feedback are logistically more difficult for an importer to provide. Nevertheless, to the extent the U.S. automotive industry itself faces competition from imports, the U.S. automotive upholstery industry is also affected by imports.

The nylon hosiery market has been experiencing a decline in recent years due to changing consumer preferences, but is expected to decline at a much lower rate compared to previous years. We supply the largest domestic ladies hosiery producer, Sara Lee Branded Apparel, now Hanesbrands Inc.

General economic conditions, such as raw material prices, interest rates, currency exchange rates and inflation rates that exist in different countries have a significant impact on our competitiveness, as do various country-to-country trade agreements and restrictions.

We believe that the continuing development and marketing of new and improved products, the growing need for quick response, speed to market, quick inventory turns and cost of capital will continue to require a sizable portion of the textile industry to remain based in North America. Our success will continue to be primarily based on our ability to improve the mix of product offerings to more premium value-added products, to implement cost saving strategies and to pass along raw material price increases, which will improve our financial results, and to strategically penetrate growth markets such as China.

See “Risk Factors—Risks Related to Our Business—We face intense competition from a number of domestic and foreign yarn producers and importers of textile and apparel products.”

Backlog and Seasonality

We generally sell our products on an order-by-order basis for both the polyester and nylon reporting segments, even for our premium value-added yarns. Changes in economic indicators and consumer confidence levels can have a significant impact on retail sales. Deviations between expected sales and actual consumer demand result in significant adjustments to desired inventory levels and, in turn, replenishment orders placed with suppliers. This changing demand ultimately works its way through the supply chain and impacts us. As a result, we do not track unfilled orders for purposes of determining backlog but rather to routinely reconfirm or update the status of potential orders. Consequently, backlog is generally not applicable to us, and we do not consider our products to be seasonal.

Intellectual Property

We have a limited number of patents and approximately 26 U.S. registered trademarks, 1 trademark application and several foreign trademark registrations, none of which is material to any of our reporting segments or our business taken as a whole. We license certain of our trademarks, including Dacron® and softec™ from Invista.

Employees

We employed approximately 3,300 employees as of June 25, 2006, of which approximately 3,275 are full-time and approximately 25 are part-time employees. Approximately 2,500 employees are employed in the polyester segment, approximately 700 employees are employed in the nylon segment and approximately 100 employees are employed in our corporate segment or other division. While employees of our foreign operations are generally unionized, none of our domestic employees are currently covered by collective bargaining agreements. We believe that our relations with our employees are good.

Properties

Following is a summary of the principal properties owned or leased by us as of June 25, 2006:

Location	Description	Size (ft.)	Lease/Own
Corporate Office Headquarters
Greensboro, NC	One corporate office	98,700	Owned
Polyester Business Properties:
Yadkinville, NC	Five plants and three warehouses	2,879,000	Owned
Kinston, NC	One plant and one warehouse	1,340,000	Owned(1)
Reidsville, NC	One plant	464,000	Owned
Mayodan, NC	One plant	232,000	Leased (exp. January 1, 2013)(2)
Staunton, VA	One plant and one warehouse(3)	168,000	Owned
	One warehouse	250,000	Leased (exp. May 25, 2007)(4)
Alfenas, Brazil	One plant and one warehouse	277,000	Owned
Sao Paulo, Brazil	One corporate office	—	Leased (exp. May 31, 2008)
Nylon Business Properties:
Madison, NC	One plant(5)	947,000	Owned
Fort Payne, AL	One central distribution center	40,000	Owned
Bogota, Colombia	One plant	50,000	Owned

(1)	We own the building and equipment and lease the warehouse. We have a 99-year lease on the land from DuPont. The land will be purchased for $1 at the completion of DuPont’s environmental remediation work on the site. See “—Environmental Matters.”
(2)	Leased from Nationsbanc Leasing & R.E. Corporation under sale leaseback agreement dated May 20, 1997.
(3)	We sold an idle manufacturing facility in Staunton, Virginia in May 2006.
(4)	Leased from Morris Mill Rd Plant, LLC under sale leaseback agreement dated May 25, 2006.
(5)	We sold a central distribution center in Madison, North Carolina in May 2006.

Our corporate administrative offices are located at 7201 West Friendly Ave. in Greensboro, North Carolina. Such property consists of a building of approximately 100,000 square feet located on a tract of land of approximately 9 acres. This property was purchased at fair market value from the Unifi, Inc. Retirement Savings Plan which we refer to as the Plan, in August 2002, prior to which, we leased this property from the Plan.

We also lease sales offices in the United States, Brazil and Colombia.

We believe all our properties are well maintained and in good condition. In fiscal year 2006, our manufacturing plants in the United States and South America operated below capacity. Accordingly, we do not perceive any capacity constraints in the foreseeable future.

We also lease two manufacturing facilities to other manufacturers, one of which is USTF, a joint venture in which we are a 50% owner.

Trade Regulation

Increases in capacity and imports of foreign-made textile and apparel products are a significant source of competition for us. The U.S. government attempts to regulate the growth of certain textile and apparel imports by establishing quotas and duties on imports from countries that historically account for significant shares of U.S. imports. Although imported apparel represents a significant portion of the U.S. apparel market, in recent years, a significant portion of import growth has been attributable to imports of apparel products manufactured outside the United States of (or using) domestic textile components. In addition, imports of certain textile products into the United States have increased in recent years as a result of significant depreciation of the currencies of other textile producing countries, particularly within Asia, against the U.S. dollar, and perhaps as a result of unfair trade practices.

The extent of import protection afforded by the U.S. government to domestic textile producers has been, and is likely to remain, subject to considerable domestic political deliberation and foreign considerations. In January 1995, a multilateral trade organization, the WTO, was formed by the members of the General Agreement on Tariffs and Trade, or GATT, to replace GATT. The WTO has set forth the mechanisms by which world trade in textiles and clothing will be progressively liberalized through the elimination of quotas and the reduction of duties. The implementation began in January 1995 with the phasing-out of quotas and the gradual reduction of duties to take place over a 10-year period. All textile and apparel quotas expired on January 1, 2005. In May 2005, however, the U.S. government imposed safeguard quotas on various categories of Chinese-made products, citing “market disruption.” Following extensive negotiations, the United States and China entered into a bilateral agreement in November 2005 resulting in the imposition of annually increasing quotas on a number of categories of Chinese textile and apparel products that will remain in effect until December 31, 2008.

NAFTA, which is a free trade agreement between the United States, Canada and Mexico that became effective on January 1, 1994, has created the world’s largest free-trade area. The agreement contains safeguards sought by the U.S. textile industry, including certain rules of origin for textile and apparel products that must be met for these products to receive benefits under NAFTA. Under these rules of origin, to receive NAFTA benefits, the textile and apparel products must be produced from yarn or fabric made in the NAFTA region, and all subsequent processing must occur in the NAFTA region. Thus, in general, not only must eligible apparel be made from North American fabric, but the fabric must be woven from North American spun yarn. Based on experience to date, NAFTA has had a favorable impact on our business.

In 2000, the United States passed the United States-Caribbean Basin Trade Partnership Act, which was amended by the Trade Act of 2002, and allows apparel products manufactured in the Caribbean region using yarns or fabrics produced in the United States to be imported into the United States duty and quota free. Also in 2000, the United States passed the African Growth and Opportunity Act, which was amended by the Trade Act of

2002, and allows apparel products manufactured in the sub-Saharan African region using yarns or fabrics produced in the United States to be imported to the United States duty and quota free.

On August 2, 2005, the United States passed CAFTA, which is a free trade agreement between seven signatory countries: the United States, the Dominican Republic, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua. Qualifying textile and apparel products that are produced in any of the seven signatory countries from fabric, yarn or fibers that are also produced in any of the seven signatory countries may be imported into the United States duty-free.

The Andean Trade Promotion and Drug Eradication Act was passed on August 6, 2002 to renew and enhance the ATPA. Under the enhanced ATPA, apparel manufactured in Bolivia, Colombia, Ecuador and Peru using yarns and fabrics produced in the United States, or in these four Andean countries, may be imported into the United States duty and quota free through December 31, 2006. This legislation effectively granted these four countries the favorable trade terms afforded Mexico and the Caribbean region. A free trade agreement was recently completed with Peru and Colombia which follows, for the most part, the same yarn forward rules of origin as the ATPA. These agreements require congressional action which is expected by early 2007.

The Deficit Reduction Act of 2005, which was signed into law on February 8, 2006, contains statutory changes to the Step 2 cotton program and export credit guarantee programs to comply with parts of a WTO ruling against U.S. cotton subsidies. The legislative changes eliminate the Step 2 program, which provides for payments to U.S. cotton and textile producers. The measure, part of an agriculture budget reconciliation process, does away with the subsidy program as of August 1, 2006. PAL will no longer receive payments under the Step 2 program after August 2006. Measures such as additional quotas for foreign cotton are under discussion to help ease the transition.

Environmental Matters

We are subject to various federal, state and local environmental laws and regulations limiting the use, storage, handling, release, discharge and disposal of a variety of hazardous substances and wastes used in or resulting from our operations and potential remediation obligations thereunder, particularly the Federal Water Pollution Control Act, the Clean Air Act, the Resource Conservation and Recovery Act (including provisions relating to underground storage tanks) and the Comprehensive Environmental Response, Compensation, and Liability Act, commonly referred to as “Superfund” or “CERCLA” and various state counterparts. We have obtained, and are in compliance in all material respects with, all significant permits required to be issued by federal, state or local law in connection with the operation of our business as described in this prospectus.

Our operations are also governed by laws and regulations relating to workplace safety and worker health, principally the Occupational Safety and Health Act and regulations thereunder which, among other things, establish exposure standards regarding hazardous materials and noise standards, and regulate the use of hazardous chemicals in the workplace.

We believe that the operation of our production facilities and the disposal of waste materials are substantially in compliance with applicable federal, state and local laws and regulations and that there are no material ongoing or anticipated capital expenditures associated with environmental control facilities necessary to remain in compliance with such provisions. However, we are evaluating several options with respect to the upgrade of its industrial boilers at the Kinston site. The estimated investment ranges from $0 to $2.0 million. No determination has been made with respect to which alternative to pursue, if any. We incur normal operating costs associated with the discharge of materials into the environment but we do not believe that these costs are material or inconsistent with other domestic competitors.

The land associated with the Kinston site is leased under a 99 year ground lease with DuPont. Since 1993, DuPont has been investigating and cleaning up the Kinston site under the supervision of the EPA and the North

Carolina Department of Environment and Natural Resources under the Resource Conservation and Recovery Act Corrective Action Program. The Corrective Action Program requires DuPont to identify all potential areas of environmental concern, known as solid waste management units or areas of concern, assess the extent of contamination at the identified areas and clean them up to applicable regulatory standards. Under the terms of the ground lease, upon completion by DuPont of required remedial action, ownership of the Kinston site will pass to us. Thereafter, we will have responsibility for future remediation requirements, if any, at the solid waste management units and areas of concern previously addressed by DuPont and at any other areas at the plant. At this time we have no basis to determine if and when we will have any responsibility or obligation with respect to the solid waste management units and areas of concern or the extent of any potential liability for the same. Accordingly, the possibility that we could face material clean-up costs in the future relating to the Kinston facility cannot be eliminated.

Legal Proceedings

There are no pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or of which any of our property is the subject.

MANAGEMENT

Information required under this section is set forth in our Proxy Statement under the headings “Directors’ Compensation,” “Compensation Committee Interlocks and Insider Participation in Compensation Decisions,” “Executive Officers and their Compensation” and “Employment and Termination Agreements” and such information is incorporated by reference in this prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information required under this section is set forth in our Proxy Statement under the headings “Information Relating to Principal Security Holders” and “Beneficial Ownership of Common Stock by Directors and Executive Officers,” and such information is incorporated by reference in this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Information required under this section is set forth in our Proxy Statement under the heading “Insider Transactions,” and such information is incorporated by reference in this prospectus.

DESCRIPTION OF OTHER INDEBTEDNESS

The following summary of certain provisions of the instruments evidencing our material indebtedness (other than the notes) that are outstanding does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements, including the definitions of certain terms in such agreements that are not otherwise defined in this prospectus.

Amended Revolving Credit Facility

On May 26, 2006, we amended and restated our old revolving credit facility with Bank of America, N.A., or “BoA,” as lender. Our amended revolving credit facility provides for a revolving credit facility in an amount of $100.0 million (with the ability of Unifi to request that the borrowing capacity be increased up to $150.0 million under certain circumstances) and matures on May 15, 2011.

The following is a summary of the principal terms of the amended revolving credit facility.

Structure

The amended revolving credit facility consists of a revolving borrowing base loan of up to $100.0 million, with the ability of Unifi to request that the borrowing capacity be increased up to $150.0 million under certain circumstances. We currently do not have commitments for the additional $50.0 million of availability. Availability under the amended revolving credit facility is based on the sum of:

(a)	90% of eligible accounts receivable due from factors; plus

(b)	85% of eligible domestic and Canadian accounts receivable; plus

(c)	80% of eligible foreign accounts receivable up to a maximum amount of $10.0 million; plus

(d)	the lesser of:

(i)	65% of total eligible inventory; or

(ii)	85% of net orderly liquidation value (as defined) of total eligible inventory.

Availability under the amended revolving credit facility may be further reduced under certain circumstances, including the setting of such reserves as BoA establishes in its reasonable credit judgment. Customary conditions precedent must be satisfied prior to the funding of any loan, including a condition precedent to the funding of the initial loans that we have a minimum availability of at least $35.0 million.

As of June 25, 2006, there were no amounts outstanding under our amended revolving credit facility, and based on our calculation as of that date, $94.2 million was available for borrowing under the borrowing base of this facility (net of approximately $5.8 million to support outstanding letters of credit).

Interest and Fees

Borrowings under the amended revolving credit facility bear interest at rates selected periodically by us of LIBOR plus 1.50% to 2.25% and/or prime plus 0.00% to 0.50%. The interest rate matrix is based on our excess availability under the amended revolving credit facility. The amended revolving credit facility also includes a 0.25% LIBOR margin pricing reduction if our fixed charge coverage ratio is greater than 1.5 to 1.0.

We agreed to pay certain fees and expenses and to provide certain indemnities, all of which were customary for such financings. We also agreed to pay an unused line fee at the beginning of each month equal to the amount by which the Maximum Revolver Amount (as defined in the amended revolving credit facility) exceeds the sum of the average daily outstanding amount of revolving loans and the average daily undrawn face amount of outstanding letters of credit.

Term

The amended revolving credit facility has an initial term of five years, terminating on May 15, 2011.

Security and Guarantees

The borrowings under the amended revolving credit facility are collateralized by first-priority liens, subject to permitted liens, on substantially all of our and our subsidiary guarantors’ inventory, accounts receivable, general intangibles (other than uncertificated capital stock of subsidiaries and other persons), investment property (other than capital stock of subsidiaries and other persons), chattel paper, documents, instruments, supporting obligations, letter of credit rights, deposit accounts and other related personal property and all proceeds relating to the above, other than certain excluded assets. The borrowings under the amended revolving credit facility are collateralized by second-priority liens, subject to permitted liens, on our and our subsidiary guarantors’ assets that secure the notes and guarantees on a first-priority basis. Guarantors of the notes also act as co-borrowers under the amended revolving credit facility.

Covenants

The amended revolving credit facility contains affirmative and negative customary covenants for asset based loans that restrict future borrowings and capital spending. The covenants under the amended revolving credit facility are more restrictive than those in the indenture. The covenants include, without limitation, restrictions and limitations on:

•	sales of assets,

•	consolidation, merger, dissolution of us or any subsidiary guarantor and any domestic subsidiary,

•	the issuance of our capital stock and that of our subsidiaries,

•	encumbrances on our property and that of any subsidiary guarantor and any domestic subsidiary,

•	the incurrence of indebtedness by us, any subsidiary guarantor or any domestic subsidiary,

•	the making of loans or investments by us, any subsidiary guarantor or any domestic subsidiary,

•	the declaration of dividends and redemptions by us or any subsidiary guarantor,

•	transactions with affiliates by us or any subsidiary guarantor, and

•	the repurchase by us of the notes.

Under the amended revolving credit facility, if borrowing capacity is less than $25.0 million at any time during the quarter, covenants also include a required minimum fixed charge coverage ratio of 1.1 to 1.0. In addition, maximum capital expenditures are limited to $30.0 million per fiscal year (subject to pro forma availability greater than $25.0 million) with a 75% one-year unused carry forward. The amended revolving credit facility also permits us to make distributions, subject to standard criteria, as long as pro forma excess availability is greater than $25.0 million both before and after giving effect to such distributions, subject to certain exceptions. Under the amended revolving credit facility, acquisitions by us are subject to pro forma covenant compliance. In addition, under the amended revolving credit facility, receivables are subject to cash dominion if excess availability is below $25.0 million.

Events of Default

The amended revolving credit facility contains events of default customary for such financings, including, but not limited to, nonpayment of principal, interest, fees or other amounts when due; violation of covenants;

failure of any representation or warranty to be true in all material respects when made or deemed made; cross default; change in control; bankruptcy events; material judgments; assignments made for the benefit of creditors; and actual asserted invalidity of the loan documents. Such events of default allow for certain grace periods and materiality concepts.

Letter of Credit Facility

The amended revolving credit facility includes a letters of credit facility arranged through, or back stopped by, BoA, of up to an aggregate amount at any time outstanding of $20.0 million. Certain reserves against the revolving loan availability are required in connection with the letters of credit.

2008 Notes

The 2008 notes mature on February 1, 2008 and bear interest at the rate of 6 1/2%.

On April 28, 2006, we commenced a tender offer for the 2008 notes in which $248.7 million of 2008 notes, representing 99.5% of the then outstanding aggregate principal amount of 2008 notes, were tendered and purchased at a purchase price of 100.0% of their principal amount plus accrued but unpaid interest to, but not including, May 26, 2006. The $1.3 million in aggregate principal amount of 2008 notes that were not tendered in the tender offer remain outstanding in accordance with their amended terms. See “Prospectus Summary—The Refinancing Transactions—Tender Offer for 2008 Notes.”

Indebtedness of Unifi do Brasil

Our subsidiary, Unifi do Brasil, receives loans from the government of the State of Minas Gerais to finance 70% of the value added taxes due by Unifi do Brasil to the State of Minas Gerais. These loans were granted as part of a 24 month tax incentive to build a manufacturing facility in the State of Minas Gerais. The loans have a 2.5% origination fee and bear an effective interest rate equal to 50% of the Brazilian inflation rate, which currently is significantly lower than the Brazilian prime interest rate. The loans are collateralized by a performance bond letter issued by a Brazilian bank, which secures the performance by Unifi do Brasil of its obligations under the loans. In return for this performance bond letter, Unifi do Brasil makes certain cash deposits with the Brazilian bank. The deposits made by Unifi do Brasil earn interest at a rate equal to approximately 100% of the Brazilian prime interest rate. These tax incentives will end in September 2008.

THE EXCHANGE OFFER

Terms of the Exchange Offer

We are offering to exchange our exchange notes for a like aggregate principal amount of our initial notes.

The exchange notes that we propose to issue in this exchange offer will be substantially identical to our initial notes except that, unlike our initial notes, the exchange notes will have no transfer restrictions or registration rights. You should read the description of the exchange notes in the section in this prospectus entitled “Description of the Notes.”

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 5:00 p.m., New York City time, on January 23, 2007, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Exchange Act.

We expressly reserve the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1) Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal.

Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2) Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company in accordance with the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, on or before 5:00 p.m., New York City time, on the expiration date.

(3) Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “—Guaranteed Delivery Procedure” below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1) a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,

(2) a commercial bank or trust company having an office or correspondent in the United States, or

(3) an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(1) by a registered holder or by a participant in The Depository Trust Company (“DTC”) whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at The Depository Trust Company, or

(2) for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

If the letter of transmittal or any bond powers are signed by:

(1) the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2) a participant in DTC: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3) a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4) trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1) you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us,

(2) any exchange notes acquired by you under the exchange offer are being acquired in the ordinary course of business, whether or not you are the holder,

(3) you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has an arrangement or understanding with any person to participate in a distribution of such exchange notes within the meaning of the Securities Act and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act,

(4) you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

(5) if you are not a broker-dealer, you represent that you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

(6) if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, you represent that the initial notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by the issuer and the issuance of exchange notes in exchange for the tendered initial notes shall constitute performance in full by the issuer of its obligations under the registration rights agreement relating to the initial notes.

To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The

Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry deliveries of initial notes by causing The Depository Trust Company to transfer these initial notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participation has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at The Depository Trust Company will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent’s message delivered, you may still tender in this exchange offer if:

(1) you tender through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act,

(2) on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

(3) the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “—Conditions to the Exchange Offer” below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered under a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the notes tendered. This proxy will be considered coupled with an interest in the tendered notes. This appointment will be effective only when, and to the extent that we accept your notes in this exchange offer. All prior proxies on these notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “—Exchange Agent” and before acceptance of your tendered notes for exchange by us.

Any notice of withdrawal must:

(1) specify the name of the person having tendered the initial notes to be withdrawn,

(2) identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes,

(3) be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender,

(4) specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn, and

(5) if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at The Depository Trust Company to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under “—Procedures for Tendering Initial Notes” above at any time on or before the expiration date.

Conditions to the Exchange Offer

We will complete this exchange offer only if:

(1) there is no change in the laws and regulations which would reasonably be expected to impair our ability to proceed with this exchange offer,

(2) there is no change in the current interpretation of the staff of the SEC which permits resales of the exchange notes,

(3) there is no stop order issued by the SEC or any state securities authority suspending the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture for our exchange notes under the Trust Indenture Act of 1939 and there are no proceedings initiated or, to our knowledge, threatened for that purpose,

(4) there is no action or proceeding instituted or threatened in any court or before any governmental agency or body that would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with this exchange offer, and

(5) we obtain all governmental approvals that we deem in our sole discretion necessary to complete this exchange offer.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1) refuse to accept and return to their holders any initial notes that have been tendered,

(2) extend the exchange offer and retain all notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders, or

(3) waive any condition that has not been satisfied and accept all properly tendered notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

We have appointed U.S. Bank National Association as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

U.S. Bank National Association

EP-MN-WSZN

60 Livingston Avenue

St. Paul, MN 55107

Facsimile Transmission: U.S. Bank National Association

                                         (651) 495-8158

Confirm by Telephone:  (800) 924-6802

Attention: Specialized Finance Department

Fees and Expenses

We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1) certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered,

(2) tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal, or

(3) a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless you notify us prior to 20 business days following the completion of the exchange offer that:

(1)	you were prohibited by law or SEC policy from participating in the exchange offer;

(2) you may not resell the exchange notes you acquired in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

(3) you are a broker-dealer and hold initial notes acquired directly from us or any of our affiliates.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this sentence. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF THE NOTES

Unifi, Inc. issued the initial notes and will issue the exchange notes under an indenture among itself, the Guarantors and U.S. Bank National Association, as trustee. You can find the definitions of certain terms used in this description below under “—Certain Definitions.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture. Copies of the indenture, the registration rights agreement, the Collateral Documents and the Intercreditor Agreement are available as set forth below under “—Additional Information.” In this description, the term “Unifi” refers only to Unifi, Inc. and not to any of its subsidiaries. The term “notes” refers to Unifi’s initial notes and exchange notes. The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the notes, the indenture, the registration rights agreement, the Collateral Documents and the Intercreditor Agreement. It does not restate any such agreement or instrument in its entirety. We urge you to read the notes, the indenture, the registration rights agreement, the Collateral Documents and the Intercreditor Agreement because they, and not this description, define your rights as holders of the notes.

The registered holder of a note will be treated as its owner for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Subsidiary Guarantees

The Notes. The exchange notes will be:

•	senior obligations of Unifi;

•	secured by first-priority Liens and security interests, subject to Permitted Liens, in substantially all of the assets (other than inventory, accounts receivable, general intangibles (other than any uncertificated securities representing Capital Stock of any Subsidiary of Unifi or the Guarantors and each Person in which Unifi or a Guarantor has a direct interest), investment property (other than Capital Stock of any Subsidiary of Unifi or the Guarantors and each Person in which Unifi or a Guarantor has a direct interest), chattel paper, documents, instruments, supporting obligations, letter of credit rights, deposit accounts and other personal property, and all proceeds relating to any of the above, which secure the Credit Agreement on a first-priority basis) of Unifi and the Guarantors, including, but not limited to, the real property, fixtures, equipment, general intangibles with respect to any uncertificated securities representing the Capital Stock of any Subsidiary of Unifi or the Guarantors and any Person in which Unifi or a Guarantor has a direct interest, and investment property consisting of the Capital Stock of each Subsidiary of Unifi or the Guarantors and each other Person in which Unifi or a Guarantor has a direct interest, now owned or hereafter acquired by Unifi and the Guarantors, in each case, other than Excluded Assets and as further described under “Security—Assets Pledged as Collateral;”

•	secured by second-priority Liens and security interests, subject to Permitted Liens, in the inventory, accounts receivable, general intangibles (other than any uncertificated securities representing Capital Stock of any Subsidiary of Unifi or the Guarantors and each Person in which Unifi or a Guarantor has a direct interest), investment property (other than Capital Stock of any Subsidiary of Unifi or the Guarantors and each Person in which Unifi or a Guarantor has a direct interest), chattel paper, documents, instruments, supporting obligations, letter of credit rights, deposit accounts and other personal property, and all proceeds relating to any of the above, which secure the Credit Agreement on a first-priority basis, now owned or hereafter acquired by Unifi and the Guarantors, in each case, other than Excluded Assets and as further described under “Security—Assets Pledged as Collateral;”

•	pari passu in right of payment with all existing and future senior Indebtedness of Unifi;

•	senior in right of payment to any future subordinated Indebtedness of Unifi;

•	effectively subordinated to Unifi’s obligations under the Credit Agreement to the extent the Second Priority Collateral secures such obligations on a first-priority basis;

•	effectively senior to all of Unifi’s existing and future Indebtedness to the extent the First Priority Collateral secures the obligations under the notes on a first-priority basis;

•	unconditionally guaranteed by the Guarantors on a senior secured basis; and

•	effectively subordinated to all Indebtedness and other liabilities, including trade payables, of Unifi’s non-guarantor Subsidiaries (other than Indebtedness and other liabilities owed to Unifi or a Guarantor).

The Subsidiary Guarantees. The exchange notes will be guaranteed by each of Unifi’s current and future Domestic Subsidiaries.

Each Subsidiary Guarantee will be:

•	the senior obligation of the Guarantor;

•	secured by first-priority Liens and security interests, subject to Permitted Liens, in the First Priority Collateral now owned or hereafter acquired by the Guarantor;

•	secured by second-priority Liens and security interests, subject to Permitted Liens, in the Second Priority Collateral now owned or hereafter acquired by the Guarantor;

•	pari passu in right of payment with all existing and future senior Indebtedness of such Guarantor;

•	senior in right of payment to any existing and future subordinated Indebtedness of such Guarantor;

•	effectively subordinated to the Guarantor’s obligations under the Credit Agreement to the extent the Second Priority Collateral secures such obligations on a first-priority basis; and

•	effectively senior to all of the Guarantor’s existing and future Indebtedness to the extent the First Priority Collateral secures the obligations under the Subsidiary Guarantee on a first-priority basis.

As of June 25, 2006, Unifi and the Guarantors had total indebtedness of approximately $208.4 million, including $190.0 million outstanding under the initial notes, and $1.3 million outstanding under the 2008 notes.

Subject to certain limitations, the indenture permits Unifi and its Restricted Subsidiaries to incur additional Indebtedness.

As of June 25, 2006, the notes were effectively subordinated to $19.9 million of indebtedness and other liabilities of our non-guarantor subsidiaries, and our non-guarantor subsidiaries and we had assets of $32.4 million and $190.2 million, respectively, in equity investees. See “Risk Factors—Risks Related to The Notes and This Offering—The notes are effectively subordinated to the liabilities and preferred stock, if any, of our non-guarantor subsidiaries and our equity investees.”

In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor Subsidiaries, such non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to Unifi or the Guarantors. The Guarantors generated 85.7% of our consolidated revenues in fiscal year 2006. See note 21 to our audited consolidated financial statements included in this prospectus for more detail about the division of our consolidated revenues and assets between our guarantor and non-guarantor Subsidiaries.

All of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

Unifi issued initial notes in the aggregate principal amount of $190.0 million on the Issue Date and will issue exchange notes with an initial maximum aggregate principal amount of up to $190.0 million. Unifi may issue additional notes under the indenture from time to time after this offering; provided, however, that the net cash proceeds from any such issuance of additional notes shall be deposited into the First Priority Collateral Account and invested by Unifi in Additional Assets; provided, further, that at least 95% of such net cash proceeds shall be used to acquire or invest in Additional Assets which are assets of the type that would constitute First Priority Collateral and which upon their acquisition shall constitute First Priority Collateral in accordance with the provisions of the Intercreditor Agreement. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness.” The notes and any additional notes subsequently issued under the indenture will have the same terms (except as to issue date, issue price and first interest payment date) and will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Unifi will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on May 15, 2014.

Interest on the notes accrues at the rate of 11.50% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2006. Unifi will make each interest payment to the holders of record on the immediately preceding May 1 and November 1.

Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to Unifi, Unifi will pay all principal, interest and premium and Additional Interest, if any, on such holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Unifi elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Unifi will pay principal, interest and premium and Additional Interest, if any, on each note in global form registered in the name of or held by DTC or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

Paying Agent and Registrar for the Notes

The trustee acts as paying agent and registrar. Unifi may change the paying agent or registrar without prior notice to the holders of the notes, and Unifi or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Unifi will not be required to transfer or exchange any note selected for redemption. Also, Unifi will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

Unifi’s obligations under the notes and the indenture are guaranteed on a senior basis by each of Unifi’s current and future Domestic Subsidiaries. These Subsidiary Guarantees are joint and several obligations of the Guarantors. Each Subsidiary Guarantee is secured by the portion of the Collateral, if any, owned by such Guarantor. The obligations of each Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or transfer under applicable law. See “Risk Factors—Risks Related to the Notes and This Offering—We and the guarantors may be subject to laws relating to fraudulent conveyance.”

A Guarantor may not sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of its properties or assets to, or consolidate or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than Unifi or another Guarantor, unless:

(1) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale, disposition or other transfer or the Person formed by or surviving any such consolidation or merger assumes all the obligations of such Guarantor under the indenture (including its Subsidiary Guarantee), the registration rights agreement, the Collateral Documents to which such Guarantor is a party and the Intercreditor Agreement pursuant to agreements reasonably satisfactory to the trustee and the Collateral Agent; or

(b) the sale, disposition or other transfer is made in compliance with the applicable provisions of the indenture.

The Subsidiary Guarantee of a Guarantor will be automatically released:

(1) in connection with any sale, disposition or other transfer (including through merger, consolidation or spin-off) of Equity Interests of such Guarantor, following which such Guarantor is no longer a Subsidiary of Unifi, to a Person that is not (after giving effect to such transaction) Unifi or a Restricted Subsidiary of Unifi, if such sale, disposition or other transfer is not prohibited by the applicable provisions of the indenture;

(2) with respect to any Foreign Subsidiary, the Guarantee which resulted in the creation of the Subsidiary Guarantee is released or discharged, except a discharge or release by or as a result of payment by such Foreign Subsidiary under such Guarantee;

(3) if Unifi designates such Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon the Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the notes and the Subsidiary Guarantees as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

Optional Redemption

At any time prior to May 15, 2009, Unifi may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of notes (without duplication for Exchange Notes issued in exchange for other notes issued under the indenture) issued under the indenture (including additional notes) at a redemption price of 111.50% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to, but excluding, the redemption date, with the net cash proceeds of one or more Equity Offerings, provided that:

(1) at least 65% of the aggregate principal amount of notes (without duplication for Exchange Notes issued in exchange for other notes issued under the indenture) issued under the indenture (excluding notes held by Unifi and its Subsidiaries but including additional notes) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Except pursuant to the preceding paragraph, the notes will not be redeemable at Unifi’s option prior to May 15, 2010.

On and after May 15, 2010, Unifi may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice except as otherwise provided under “—Selection and Notice” below, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to, but excluding, the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Year	Percentage
2010	105.750%
2011	102.875%
2012 and thereafter	100.000%

Unless Unifi defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date. If the redemption date is on or after an interest payment record date and on or before the related interest payment date, the accrued and unpaid interest and Additional Interest, if any, will be paid to the holder in whose name the note is registered at the close of business on such record date, and no additional interest or Additional Interest, if any, will be payable to holders whose notes will be subject to redemption by Unifi.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $2,000 or less shall be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Mandatory Redemption

Unifi is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Security

Assets Pledged as Collateral

The notes and Subsidiary Guarantees and all Obligations of Unifi and the Guarantors thereunder and under the Indenture are secured by:

•	first-priority Liens and security interests, subject to Permitted Liens, in substantially all of the assets (other than inventory, accounts receivable, general intangibles (other than any uncertificated securities representing Capital Stock of any Subsidiary of Unifi or the Guarantors and each Person in which Unifi or a Guarantor has a direct interest), investment property (other than Capital Stock of any Subsidiary of Unifi or the Guarantors and each Person in which Unifi or a Guarantor has a direct interest), chattel paper, documents, instruments, supporting obligations, letter of credit rights, deposit accounts and other personal property, and all proceeds relating to any of the above, which secure the Credit Agreement on a first-priority basis) of Unifi and the Guarantors, including, but not limited to, the real property, fixtures, equipment, general intangibles with respect to any uncertificated securities representing the Capital Stock of any Subsidiary of Unifi or the Guarantors and any Person in which Unifi or a Guarantor has a direct interest, and investment property consisting of the Capital Stock of each Subsidiary of Unifi or the Guarantors and each other Person in which Unifi or a Guarantor has a direct interest, now owned or hereafter acquired by Unifi and the Guarantors, in each case, other than Excluded Assets and as further described below; and

•	second-priority Liens and security interests, subject to Permitted Liens, in the inventory, accounts receivable, general intangibles (other than any uncertificated securities representing Capital Stock of any Subsidiary of Unifi or the Guarantors and each Person in which Unifi or a Guarantor has a direct interest), investment property (other than Capital Stock of any Subsidiary of Unifi or the Guarantors and each Person in which Unifi or a Guarantor has a direct interest), chattel paper, documents, instruments, supporting obligations, letter of credit rights, deposit accounts and other personal property, and all proceeds relating to any of the above, which secure the Credit Agreement on a first-priority basis, now owned or hereafter acquired by Unifi and the Guarantors, in each case, other than Excluded Assets and as further described below.

The First Priority Collateral will include any improvements or additions to the real property, fixtures and equipment that currently form part of the First Priority Collateral and any additional First Priority Collateral acquired with the proceeds of any issuance of additional notes, as described in “Principal, Maturity and Interest.” In addition, Unifi and the Guarantors are required to pledge as First Priority Collateral any additional real property or related fixtures and equipment acquired after the date hereof, including property or related fixtures and equipment acquired with the proceeds from certain specified transactions as described below under “—Certain Covenants with respect to the Collateral—After-acquired property,” in each case, other than those assets that constitute Excluded Assets.

The lenders under our Credit Agreement have a first-priority security interest in the Second Priority Collateral and a second-priority security interest in the First-Priority Collateral. The priority of the security interests are governed by the Intercreditor Agreement, which is described below under “—Intercreditor Arrangements.”

The Collateral will not include any of the following assets (the “Excluded Assets”):

(1) any property or assets owned by any Subsidiary of Unifi which is not a Guarantor,

(2) any rights or interest of Unifi or any Guarantor in, to or under any agreement, contract, license, instrument, document or other general intangible (referred to solely for purposes of this definition as a “Contract”) (i) to the extent that such Contract by the express terms of a valid and enforceable restriction in favor of a Person who is not Unifi or any Restricted Subsidiary, or any requirement of law, prohibits, or requires any consent or establishes any other condition for, an assignment thereof or a grant of a security interest therein by

Unifi or a Guarantor and (ii) which, if in existence or the subject of rights in favor of Unifi or any Guarantor as of the Issue Date and with respect to which a contravention or other violation caused or arising by its inclusion as Collateral has occurred, is listed and designated as such on a schedule to any such party’s perfection certificate required by the Collateral Documents or individually or collectively is not material to the conduct of the business of Unifi or such Guarantor; provided that: (i) rights to payment under any such Contract otherwise excluded from the Collateral by virtue of this definition shall be included in the Collateral to the extent permitted thereby or by Section 9-406 or Section 9-408 of the Uniform Commercial Code and (ii) all proceeds paid or payable to Unifi or any Guarantor from any sale, transfer or assignment of such Contract and all rights to receive such proceeds shall be included in the Collateral;

(3) any equipment of Unifi or any Guarantor which is subject to, or secured by, a Capital Lease Obligation or Purchase Money Indebtedness if and to the extent that (i) the express terms of a valid and enforceable restriction in favor of a Person who is not Unifi or a Restricted Subsidiary contained in the agreements or documents granting or governing such Capital Lease Obligation or Purchase Money Indebtedness prohibits, or requires any consent or establishes any other conditions for, an assignment thereof, or a grant of a security interest therein, by Unifi or any Guarantor and (ii) such restriction relates only to the asset or assets acquired by Unifi or any Guarantor with the proceeds of such Capital Lease Obligation or Purchase Money Indebtedness and attachments thereto or substitutions therefor; provided that all proceeds paid or payable to any of Unifi or any Guarantor from any sale, transfer or assignment or other voluntary or involuntary disposition of such equipment and all rights to receive such proceeds shall be included in the Collateral to the extent not otherwise required to be paid to the holder of the Capital Lease Obligation or Purchase Money Indebtedness secured by such equipment;

(4) any Voting Stock that is issued by any Person not organized under the laws of the United States or any state of the United States or the District of Columbia and owned by Unifi or any Guarantor, if and to the extent that the inclusion of such Voting Stock in the Collateral would cause the Collateral pledged by Unifi or such Guarantor, as the case may be, to include in the aggregate more than 65% of the total combined voting power of all classes of Voting Stock of such Person;

(5) any Capital Stock and other securities (“Excluded Securities”) of a Subsidiary to the extent that the pledge of such Capital Stock or other securities results in Unifi being required to file separate financial statements of such Subsidiary with the SEC, but only to the extent necessary to not be subject to such requirement. In addition, in the event that Rule 3-16 or Rule 3-10 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental or other regulatory agency or stock exchange) of separate financial statements of any Subsidiary of Unifi due to the fact that such Subsidiary’s Capital Stock or other securities secure the notes, then the Capital Stock and other securities of such Subsidiary shall automatically be deemed not to be part of the Collateral but only to the extent necessary to not be subject to such requirement. In such event, the Collateral Documents may be amended or modified, without the consent of any holder of notes, to the extent necessary to release the security interests in favor of the Collateral Agent on the shares of Capital Stock or other securities that are so deemed to no longer constitute part of the Collateral. In the event that Rule 3-16 and Rule 3-10 of Regulation S-X under the Securities Act are amended, modified or interpreted by the SEC to permit (or are replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Subsidiary’s Capital Stock or other securities to secure the notes in excess of the amount then pledged without the filing with the SEC (or any other governmental or other regulatory agency or stock exchange) of separate financial statements of such Subsidiary, then the Capital Stock or other securities of such Subsidiary shall automatically be deemed to be a part of the Collateral but only to the extent permissible such that such subsidiary would not be subject to any such financial statement requirement; and

(6) proceeds and products from any and all of the foregoing excluded collateral described in clauses (1) through (5), unless such proceeds or products would otherwise constitute Collateral securing the notes.

Intercreditor Arrangements

The Collateral securing the notes and the Subsidiary Guarantees also serves as collateral to secure the obligations of Unifi and the Guarantors under the Credit Agreement. Unifi, the Guarantors, the Collateral Agent, on behalf of itself and the holders of the notes, and the agent under the Credit Agreement, on behalf of itself and the lenders, have entered into the Intercreditor Agreement. The Intercreditor Agreement will provide, among other things, that (1) Liens on the Second Priority Collateral securing the notes will be lower in priority than the Liens in favor of the agent under the Credit Agreement, and consequently, the lenders under the Credit Agreement will be entitled to receive the proceeds from the foreclosure of any such assets prior to the holders of the notes, (2) Liens on the First Priority Collateral securing the notes will be higher in priority than any security interest in favor of the agent under the Credit Agreement, and consequently, the holders of the notes will be entitled to receive proceeds from the foreclosure of any such assets prior to the lenders under the Credit Agreement, (3) during any insolvency proceedings, the agent under the Credit Agreement and the Collateral Agent will be subject to provisions intended to give effect to the relative priority of their security interests in the Collateral, (4) certain procedures for enforcing the Liens on the Collateral be followed and (5) the agent under the Credit Agreement will be granted a right of access with respect to real property mortgaged to the holders of notes and use of personal property in the possession or control of the Collateral Agent. The indenture and the Collateral Agreements will be subject to the terms of the Intercreditor Agreement.

Sufficiency of Collateral

The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of the textile industry, the ability to sell or otherwise dispose of the Collateral in an orderly manner, general economic conditions, applicable restrictions on the sale of the Collateral imposed by laws regarding fraudulent conveyance and transfer, the availability of buyers of the Collateral and similar factors. The amount received upon a sale of the Collateral will also be dependent on numerous factors, including, but not limited, to the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the Collateral may not be sold in a timely or orderly manner and the proceeds from any sale or liquidation of this Collateral may not be sufficient to pay our obligations under the notes. See “Risk Factors—Risks Related to the Notes and This Offering—The value of the collateral securing the notes may not be sufficient to satisfy our obligations under the notes.”

Certain Covenants with respect to the Collateral

The Collateral is pledged pursuant to the Collateral Documents, which contain provisions relating to the administration, preservation and disposition of the Collateral. The following is a summary of some of the covenants and provisions set forth in the Collateral Documents and the indenture as they relate to the Collateral.

Use and maintenance of Collateral. The Collateral Documents provide that Unifi and the Guarantors shall maintain the Collateral in good, safe and insurable operating order, condition and repair and do all other acts as may be reasonably necessary or appropriate to maintain and preserve the value of the Collateral. The Collateral Documents also provide that Unifi and the Guarantors shall pay all real estate and other taxes, and maintain in full force and effect all material permits and certain insurance coverages. Subject to and in accordance with the provisions of the Collateral Documents, the indenture and the Credit Agreement, so long as the Collateral Agent or other lenders have not exercised their rights with respect to the Collateral upon the occurrence and during the continuance of an Event of Default, Unifi and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral, to operate the Collateral, to alter or repair the Collateral and to collect, invest and dispose of any income therefrom.

Certain proceeds. The Collateral Documents and the indenture provide that net cash proceeds from the condemnation or destruction of the First Priority Collateral or from eminent domain proceedings relating to First

Priority Collateral shall be deposited into the First Priority Collateral Account. Any such proceeds shall be applied in accordance with “Repurchase at the Option of Holders—Asset Sales” below.

As described above, the net cash proceeds from any issuance of additional notes shall be deposited in the First Priority Collateral Account and used or invested as described under “—Principal, Maturity and Interest” above.

As more fully described below under “—Repurchase at the Option of Holders—Asset Sales,” Unifi must pledge the non-cash proceeds from any sale of First Priority Collateral as First Priority Collateral for the notes and, subject to certain exceptions, use the cash proceeds from any such sale of First Priority Collateral to purchase Additional Assets.

After-acquired property. The Collateral Documents and the indenture provide that upon the acquisition by Unifi or any Guarantor after the Issue Date of (1) any assets other than Excluded Assets, including, but not limited to, any after-acquired real property with a value greater than $1.0 million or any equipment or fixtures which constitute accretions, additions or technological upgrades to the equipment or fixtures that form part of the First Priority Collateral or Second Priority Collateral, as applicable, or (2) any Additional Assets out of the net cash proceeds from any issuance of additional notes or in compliance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales,” Unifi or such Guarantor shall, subject to the Intercreditor Agreement, execute and deliver such mortgages, deeds of trust, security instruments, financing statements, certificates and opinions of counsel as may be necessary to vest in the Collateral Agent a perfected security interest, subject only to Permitted Liens, in such after-acquired property and to have such after-acquired property added to the Collateral, and thereupon all provisions of the indenture and the Intercreditor Agreement relating to the Collateral shall be deemed to relate to such after-acquired property to the same extent and with the same force and effect. Notwithstanding anything herein to the contrary, if granting or perfecting any Lien to secure the notes on any Collateral that consists of rights that are licensed or leased from a third-party requires the consent of such third party pursuant to the terms of an applicable license or lease agreement, and such terms are enforceable under applicable law, Unifi or the relevant Guarantor, as the case may be, shall use all commercially reasonable efforts to obtain such consent with respect to the granting or perfecting of such Lien, but if the third party does not consent to the granting or perfecting of such Lien after the use of commercially reasonable efforts, none of Unifi or the Guarantors will be required to do so.

Further assurances. The Collateral Documents and the indenture provide that Unifi and the Guarantors shall, at their sole expense, do all acts which may be reasonably necessary to confirm that the Collateral Agent holds, for the benefit of the holders of the notes and the trustee, duly created, enforceable and perfected first- or second-priority Liens and security interests, as applicable, in the Collateral (subject to Permitted Liens).

As necessary, or upon request of the trustee, Unifi and the Guarantors shall, subject to the Intercreditor Agreement, at their sole expense, execute, acknowledge and deliver such documents and instruments and take such other actions, which may be necessary to assure, perfect, transfer and confirm the property and rights conveyed by the Collateral Documents, including with respect to after acquired Collateral, to the extent permitted by applicable law, rule or regulation.

The indenture provides that Unifi will comply with the applicable provisions of the Trust Indenture Act as they relate to the Collateral.

To the extent applicable, Unifi will cause Section 313(b) of the Trust Indenture Act, relating to reports, and Section 314(d) of the Trust Indenture Act, relating to the release of property and to the substitution therefor of any property to be pledged as collateral for the notes, to be complied with. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an Officer of Unifi except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert, who shall be reasonably satisfactory to the trustee. Notwithstanding anything to the contrary in this paragraph, Unifi will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if it determines, in good faith based on advice of counsel, that under the terms of Section 314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) is inapplicable. As described under “—Release,” below, Collateral may be released without complying with the requirements of Section 314(d) of the Trust Indenture Act.

Impairment of security interest. The Collateral Documents provide that neither Unifi nor any of its Restricted Subsidiaries will take nor will Unifi nor any Guarantor omit to take any action which would materially adversely affect or impair the Liens in favor of the Collateral Agent and the holders of the notes with respect to the Collateral. Neither Unifi nor any of the Guarantors shall grant to any Person, or permit any Person to retain (other than the Collateral Agent), any interest whatsoever in the Collateral, other than Permitted Liens. Neither Unifi nor any of the Guarantors will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the indenture, the notes, the Collateral Documents and the Intercreditor Agreement.

Real estate mortgages and filings. With respect to any fee or ground lease interest in any real property located in the United States (individually and collectively, the “Premises”) owned by Unifi or a Guarantor on the Issue Date or acquired by Unifi or a Guarantor after the Issue Date (if such acquired real property exceeds $1.0 million in fair market value):

(1) Unifi shall deliver to the Collateral Agent, as mortgagee or beneficiary, as applicable, fully executed counterparts of Mortgages, each dated as of the Issue Date or the date of acquisition of such property, as the case may be, duly executed by Unifi or the applicable Guarantor, together with evidence of the completion (or satisfactory arrangements for the completion) of all recordings and filings of such Mortgages (and payment of any taxes or fees in connection therewith) as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

(2) the Collateral Agent shall have received mortgagee’s title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of itself and the holders of the notes in the amounts and in the form necessary, with respect to the property purported to be covered by such Mortgage, to ensure that title to such property is marketable and that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances, other than Permitted Liens, and such policies shall also include, to the extent available, such other necessary endorsements and shall be accompanied by evidence of the payment in full of all premiums thereon; provided that any such title insurance policies may be delivered up to 30 days after the date on which the surveys described in clause (3) below are delivered; and

(3) Unifi shall, or shall cause its Guarantors to, deliver to the Collateral Agent (x) with respect to each of the covered Premises owned on the Issue Date, such filings, surveys (or any updates or affidavits that the title company may reasonably require in connection therewith), local counsel opinions and fixture filings, along with such other documents, instruments, certificates and agreements, as the initial purchasers and their counsel shall reasonably request; provided that any survey requested on or prior to the Issue Date may be delivered up to 60 days after the Issue Date, and (y) with respect to each of the covered Premises acquired after the Issue Date, such filings, surveys, instruments, certificates, agreements and/or other documents necessary to comply with clauses (1) and (2) above and to perfect the Collateral Agent’s security interest in such acquired covered Premises, together with such local counsel opinions as the Collateral Agent and its counsel shall reasonably request.

Negative pledge. The indenture provides that Unifi and its Restricted Subsidiaries will not further pledge the Collateral as security or otherwise, subject to Permitted Liens. Unifi, however, subject to compliance by Unifi with the “Incurrence of Indebtedness” covenant, has the ability to issue an unlimited aggregate principal amount of additional notes having identical terms and conditions as the notes, all of which may be secured by the

Collateral; provided, however, that the net cash proceeds from any such issuance of additional notes shall be deposited and invested as set forth above under “—Principal, Maturity and Interest.”

Foreclosure

Upon the occurrence and during the continuance of an Event of Default, the Collateral Documents provide for (among other available remedies) the foreclosure upon and sale of the applicable Collateral by the Collateral Agent and the distribution of the net proceeds of any such sale to the holders of the notes, subject to any prior Liens on the Collateral and the provisions of the Intercreditor Agreement and applicable laws, rules and regulations. The Intercreditor Agreement provides, among other things, that (1) Liens on Second Priority Collateral securing the notes will be junior to the Liens in favor of the agent under the Credit Agreement, and consequently, the lenders under the Credit Agreement will be entitled to receive the proceeds from the foreclosure of any such assets prior to the holders of the notes, (2) Liens on the First Priority Collateral securing the notes will be senior to any security interest in favor of the agent under the Credit Agreement, and consequently, the holders of the notes will be entitled to receive proceeds from the foreclosure of any such assets prior to the lenders under the Credit Agreement, (3) during any insolvency proceedings, the agent under the Credit Agreement and the Collateral Agent will be subject to provisions intended to give effect to the relative priority of their security interests in the Collateral, (4) certain procedures for enforcing the Liens on the Collateral be followed and (5) the agent under the Credit Agreement will be granted a right of access with respect to real property mortgaged to the holders of notes and use of personal property in possession or control of the Collateral Agent. In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy in full Unifi’s obligations under the notes.

Restrictions on Enforcement of Liens on Second Priority Collateral

Whether or not an insolvency or liquidation proceeding has been commenced by or against Unifi or any Guarantor, the Collateral Agent, the trustee and the holders of notes:

•	will not exercise or seek to exercise any rights or remedies with respect to any Liens on the Second Priority Collateral or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure); provided, however, that the Collateral Agent may exercise any or all such rights or remedies after the passage of a period of at least 180 days has elapsed since the date on which the Collateral Agent first declares the existence of an Event of Default and the agent under the Credit Agreement has received notice from the Collateral Agent of such declaration of an Event of Default ( the “Standstill Period”); provided, further, however, that in no event shall the Collateral Agent or any noteholder exercise any rights or remedies with respect to the Lien on such Second Priority Collateral if, notwithstanding the expiration of the Standstill Period, any agent under the Credit Agreement shall have commenced and be diligently pursuing the exercise of their rights or remedies with respect to all or any material portion of such Second Priority Collateral (prompt notice of such exercise to be given to the Collateral Agent);

•	will not contest, protest object to or hinder any foreclosure proceeding or action brought by any agent under the Credit Agreement or any other exercise by any agent under the Credit Agreement of any rights and remedies relating to such Second Priority Collateral; and

•	subject to their rights under first paragraph above and except as may be otherwise permitted by the Intercreditor Agreement, will not object to the forbearance by any agent under the Credit Agreement from bringing or pursuing any enforcement;

provided, however, that, in the case of the three paragraphs above, the Liens granted to secure the notes, the Subsidiary Guarantees and the Obligations of Unifi and the Guarantors thereunder and under the Indenture shall attach to any proceeds resulting from actions taken by any agent under the Credit Agreement in accordance with the Intercreditor Agreement.

Upon a foreclosure and sale of the interests of Unifi and the Guarantors in PAL, Parkdale Mills Incorporated, our joint venture partner, shall have the right to purchase all of Unifi and the Guarantors’ interest in PAL at fair market value, upon the terms and provisions set forth in the operating agreement of PAL.

Certain Bankruptcy Limitations

The right of the trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against Unifi or any Guarantor prior to the trustee having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, as amended (the “Bankruptcy Code”), a secured creditor such as the trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor, without bankruptcy court approval.

In view of the broad equitable powers of a U.S. bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the Collateral, the value of the Collateral at the time of the bankruptcy petition or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the Collateral. The Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs and attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Collateral.

Furthermore, in the event a bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would hold secured claims to the extent of the value of the Collateral to which the holders of the notes are entitled, and unsecured claims with respect to such shortfall.

In addition, because a portion of the Collateral may in the future consist of pledges of a portion of the Capital Stock of certain of our Foreign Subsidiaries, the validity of those pledges under applicable foreign law, and the ability of the holders of the notes to realize upon that Collateral under applicable foreign law, may be limited by such law, which limitations may or may not affect such Liens.

Release

The Liens on the Collateral will be released with respect to the notes:

(1) in whole, upon payment in full of the principal of, accrued and unpaid interest and premium, if any, on the notes;

(2) in whole, upon satisfaction and discharge of the indenture as set forth under the caption “—Satisfaction and Discharge;”

(3) in whole, upon a Legal Defeasance or Covenant Defeasance as set forth under the caption “—Legal Defeasance and Covenant Defeasance;”

(4) in part, as to any property constituting Collateral (A) that is sold or otherwise disposed of by Unifi or any of its Restricted Subsidiaries in a transaction permitted by “Repurchase at the Option of Holders—Asset Sales” or by the Collateral Documents, to the extent of the interest sold or disposed of, (B) that is cash or Net Proceeds withdrawn from the Collateral Account for any one or more purposes permitted by subsection (a) of “—Repurchase at the Option of Holders—Asset Sales” or by the provisions under “—Principal, Maturity and Interest”; (C) that is of the nature described in clause (1), clause (5), clause (7), clause (8), or clauses (9) through

(15) of the second paragraph in the definition of “Asset Sale,” and is subject to a disposition as therein provided, (D) that constitutes Excess Collateral Proceeds that remain unexpended after the conclusion of a Collateral Sale Offer conducted in accordance with the indenture, (E) that is owned or at any time acquired by a Subsidiary of Unifi that has been released from its Subsidiary Guarantee in accordance with the indenture, concurrently with the release thereof, (F) that is or becomes Excluded Assets or Excluded Securities, (G) that is Capital Stock, upon the dissolution of the issuer of such Capital Stock in accordance with the terms of the indenture; or (H) otherwise in accordance with, and as expressly provided for under, the indenture;

(5) with the consent of the holders of at least 75% of the aggregate principal amount of the notes affected thereby (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, notes);

(6) on any of the Second Priority Collateral, upon any release thereof by the agent under the Credit Agreement (or the requisite lenders thereunder) or as otherwise authorized or directed by such agent or lenders (other than in connection with the expiration or termination of the Credit Agreement); provided, however, that if there is reinstated a Lien securing Credit Agreement obligation on any or all of the Second Priority Collateral upon which the Lien securing the notes has been released pursuant to this clause (6) then the Lien securing the notes on such Second Priority Collateral will also be deemed reinstated on a second priority basis;

provided, that, in the case of any release in whole pursuant to clauses (1), (2), (3), (5) and (6) above, all amounts owing to the trustee under the indenture, the notes, the Subsidiary Guarantees, the registration rights agreement, the Collateral Documents and the Intercreditor Agreement have been paid.

To the extent required, Unifi will furnish to the trustee, prior to each proposed release of Collateral pursuant to the Collateral Documents and the indenture:

•	an Officers’ Certificate and opinion of counsel and such other documentation as required by the indenture; and

•	all documents required by §314(d) of the Trust Indenture Act, the Collateral Documents, the Intercreditor Agreement and the indenture.

Upon compliance by Unifi or the Guarantors, as the case may be, with the conditions precedent set forth above, and upon delivery by Unifi or such Guarantor to the trustee of an Opinion of Counsel to the effect that such conditions precedent have been complied with, the trustee or the Collateral Agent shall promptly cause to be released and reconveyed to Unifi, or its Guarantors, as the case may be, the released Collateral.

Notwithstanding anything to the contrary herein, Unifi and its Subsidiaries will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if they determine, in good faith based on advice of counsel, that under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral.

Without limiting the generality of the foregoing, certain no-action letters issued by the Commission have permitted an indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of the issuer’s business without requiring the issuer to provide certificates and other documents under Section 314(d) of the Trust Indenture Act. Unifi and the Guarantors may, among other things, without any release or consent by the Trustee, conduct ordinary course activities with respect to Collateral, including, without limitation, (i) selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien of the Collateral Documents which has become worn out, defective or obsolete or not used or useful in the business; (ii) abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of the Indenture or any of the Collateral Documents; (iii) surrendering or modifying any franchise, license or permit subject to the Lien of the Indenture or any of the Collateral Documents which it may own or under which it may be operating; altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances; (iv) granting a license of any intellectual property; (v) selling, transferring or otherwise disposing of inventory in the ordinary course of business; (vi) collecting accounts receivable in the ordinary course of business or selling, liquidating, factoring or otherwise disposing of accounts receivable in the ordinary course of business as permitted by the covenant described under “—Repurchase at the Option of Holders—Asset Sales”; (vii) making cash payments (including for the repayment of Indebtedness or interest) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by the Indenture and the Collateral Documents; and (viii) abandoning any intellectual property which is no longer used or useful in Unifi’s business. Unifi must deliver to the Collateral Agent, within 30 calendar days following the end of each six-month period beginning on May 15 and November 15 of any year, an officers’ certificate to the effect that all releases and withdrawals during the preceding six-month period (or since the Issue Date, in the case of the first such certificate) in which no release or consent of the Collateral Agent was obtained in the ordinary course of Unifi’s and the Guarantors’ business were not prohibited by the Indenture.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, Unifi will be required to make an offer (a “Change of Control Offer”) to each holder of notes to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that holder’s notes on the terms set forth in the indenture. In the Change of Control Offer, Unifi will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased, to, but excluding, the date of purchase (the “Change of Control Payment Date”). No later than 20 days following any Change of Control, Unifi will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

Unifi will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Unifi will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, Unifi will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by Unifi.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a minimum principal amount of $2,000 or an integral multiple of

$1,000 in excess thereof. Unifi will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

If the Change of Control Payment Date is on or after an interest payment record date and on or before the related interest payment date, any accrued and unpaid interest and Additional Interest, if any, will be paid to the holder in whose name a note is registered at the close of business on such record date, and no other interest or Additional Interest, if any, will be payable to holders who tender pursuant to the Change of Control Offer.

The provisions described above that require Unifi to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Unifi repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Unifi will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Unifi and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

If a Change of Control Offer is made, there can be no assurance that Unifi will have available funds sufficient to pay the Change of Control Payment for all the notes that might be delivered by holders seeking to accept the Change of Control Offer. In the event that Unifi is required to purchase outstanding notes pursuant to a Change of Control Offer, Unifi expects it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that Unifi would be able to obtain such financing or that the terms of the indenture would permit the incurrence of such financing.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving Unifi by increasing the capital required to effectuate such transactions. The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Unifi and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of Unifi and its Restricted Subsidiaries taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require Unifi to make a Change of Control Offer.

Asset Sales

(a) Unifi will not, and will not permit any of the Guarantors to, consummate an Asset Sale of Collateral unless:

(1) Unifi or such Guarantor, as the case may be, receives consideration at least equal to the fair market value of the Collateral sold or otherwise disposed of (such fair market value to be determined on the date of contractually agreeing to such Asset Sale);

(2) the fair market value is determined (i) by Unifi’s Chief Executive Officer or Chief Financial Officer and set forth in an Officers’ Certificate delivered to the trustee or (ii) for assets with a fair market value in excess of $5.0 million, by Unifi’s Board of Directors and evidenced by a resolution of such Board of Directors set forth in an Officers’ Certificate delivered to the trustee;

(3) at least 75% of the consideration received in the Asset Sale by Unifi or such Guarantor is in the form of cash or Cash Equivalents and 100% of the Net Proceeds therefrom (other than any consideration that is deemed to be cash pursuant to paragraph (f)(3) below) is deposited directly by Unifi into the applicable Collateral Account, in each case, in accordance with the Intercreditor Agreement; provided that at any time prior to the termination of the Credit Agreement such Net Proceeds with respect to Second Priority Collateral shall be deposited in accordance with the provisions of the Credit Agreement and the Intercreditor Agreement; and

(4) the remaining consideration from such Asset Sale that is not in the form of cash or Cash Equivalents (including any consideration that is deemed to be cash pursuant to paragraph (f) (3) below) is thereupon with its acquisition pledged as First Priority Collateral to secure the notes, in the case of an Asset Sale of First Priority Collateral, or as Second Priority Collateral, in the case of an Asset Sale of Second Priority Collateral in accordance with the Intercreditor Agreement.

For purposes of determining whether an Asset Sale of Collateral constitutes an Asset Sale of First Priority Collateral or an Asset Sale of Second Priority Collateral, the consideration received from the sale of Equity Interests in a Guarantor shall be allocated among the assets of such Person.

In the case of an Asset Sale of Second Priority Collateral, any Net Proceeds will be deposited and applied in accordance with the Intercreditor Agreement.

Within 360 days after the deposit into the First Priority Collateral Account of any Net Proceeds from an Asset Sale of First Priority Collateral or Recovery Events (as described below) with respect to First Priority Collateral, Unifi or any of its Restricted Subsidiaries may apply such Net Proceeds to invest in Additional Assets; provided, that at least 95% of such Net Proceeds shall be used to invest in Additional Assets which are assets of the type that would constitute First Priority Collateral and which upon their acquisition shall constitute the First Priority Collateral in accordance with the provisions of the Intercreditor Agreement. Any Net Proceeds from an Asset Sale of Collateral that are deemed to be cash pursuant to paragraph (f) (3) below shall be deemed to have been invested in Additional Assets at the time of such Asset Sale of Collateral for purposes of the preceding sentence.

All of the Net Proceeds received by Unifi or the Guarantors, as the case may be, from any Recovery Event with respect to First Priority Collateral shall be deposited directly into the First Priority Collateral Account and may be withdrawn by Unifi or such Guarantor to be invested in Additional Assets (which may include performance of a Restoration of the affected First Priority Collateral) in accordance with the preceding paragraph within 360 days after the deposit into the First Priority Collateral Account of any such Net Proceeds. Any Net Proceeds from a Recovery Event with respect to Second Priority Collateral will be deposited and applied in accordance with the Intercreditor Agreement.

Any Net Proceeds from Asset Sales of Collateral or Recovery Events that are not applied or invested as provided in this subsection (a) or in accordance with the Collateral Documents will constitute “Excess Collateral Proceeds.” No later than the 365th day after the Asset Sale of Collateral or the deposit into the applicable Collateral Account of the Net Proceeds from a Recovery Event pursuant to this subsection (a) (or, at Unifi’s option, such earlier date as it may choose), if the aggregate amount of Excess Collateral Proceeds exceeds $10.0 million, Unifi will make an offer (a “Collateral Sale Offer”) to all holders of notes to purchase the maximum principal amount of notes to which the Collateral Sale Offer applies that may be purchased out of the Excess Collateral Proceeds. The offer price in any Collateral Sale Offer will be equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and Additional Interest, if any, to, but excluding, the date of purchase, and will be payable in cash, in each case, in integral multiples of $1,000; provided, however, that to the extent the Excess Collateral Proceeds relate to Asset Sales of Second Priority Collateral, Unifi may, prior to making a Collateral Sale Offer, make a prepayment with respect to Indebtedness that is secured by such Second Priority Collateral on a first-priority basis that may be prepaid out of such Excess Collateral Proceeds, at a price in cash in an amount equal to 100% of the principal amount of such Indebtedness, plus accrued and unpaid interest to the date of prepayment, with any Excess Collateral Proceeds not used to prepay such Indebtedness offered to holders of notes in accordance with this paragraph. If any Excess Collateral Proceeds remain after consummation of a Collateral Sale Offer, Unifi may use those Excess Collateral Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes tendered in such Collateral Sale Offer exceeds the amount of Excess Collateral Proceeds, the portion of each note to be purchased will be determined by the trustee on a pro rata basis among the holders of such notes with appropriate adjustments such that the notes may only be purchased in integral multiples of $1,000. Upon completion of each Collateral Sale Offer or the application of Excess Collateral Proceeds pursuant to the second sentence of this paragraph, the amount of Excess Proceeds will be reset at zero.

(b) Unifi will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale (other than an Asset Sale of Collateral) unless:

(1) Unifi or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of (such fair market value to be determined on the date of contractually agreeing to such Asset Sale);

(2) the fair market value is determined (i) by Unifi’s Chief Executive Officer or Chief Financial Officer and set forth in an Officers’ Certificate delivered to the trustee or (ii) for assets with a fair market value in excess of $5.0 million, by Unifi’s Board of Directors and evidenced by a resolution of such Board of Directors set forth in an Officers’ Certificate delivered to the trustee; and

(3) at least 75% of the consideration received in the Asset Sale by Unifi or such Restricted Subsidiary is in the form of cash or Cash Equivalents.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale (other than an Asset Sale of Collateral), Unifi or any of its Restricted Subsidiaries may apply such Net Proceeds at its option to:

(A) repay, purchase or otherwise retire the notes;

(B) repay, purchase, or otherwise retire other Indebtedness of Unifi or a Guarantor (and to correspondingly reduce commitments with respect thereto) that is pari passu with the notes; provided that Unifi shall also equally and ratably reduce Obligations under the notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders of notes to purchase the pro rata principal amount of notes at a purchase price equal to 100% of the principal amount thereof, plus the amount of accrued but unpaid interest and Additional Interest, if any, to the repurchase date (subject to the right of the holders of record on the relevant record date to receive interest due on the relevant interest payment date);

(C) repay or repurchase Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to Unifi or another of its Restricted Subsidiaries; or

(D) acquire or invest in Additional Assets.

Any Net Proceeds from an Asset Sale that are deemed to be cash pursuant to paragraph (f) (3) below shall be deemed to have been invested in Additional Assets at the time of such Asset Sale for purposes of the preceding sentence. Pending the final application of any Net Proceeds, Unifi and its Restricted Subsidiaries may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales (other than Asset Sales of Collateral) that are not applied or invested as provided in the second preceding paragraph will constitute “Excess Proceeds.” No later than the 365th day after the Asset Sale (or, at Unifi’s option, such earlier date as it may choose), if the aggregate amount of Excess Proceeds exceeds $10.0 million, Unifi will make an offer (an “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu in right of payment with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount (or accreted value, as applicable) of the notes and such other pari passu Indebtedness, plus accrued and unpaid interest and Additional Interest (or its equivalent with respect to any such pari passu Indebtedness), if any, to, but excluding, the date of purchase, and will be payable in cash, in each case, in integral multiples of $1,000. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Unifi may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered in such Asset Sale Offer exceeds the amount of Excess Proceeds, the Excess Proceeds will be allocated by Unifi to the notes and such other pari passu Indebtedness on a pro rata basis (based upon the respective principal amounts (or accreted value, if applicable) of the notes and such other pari passu Indebtedness tendered in such Asset Sale Offer) and the portion of each note to be purchased will thereafter be determined by the trustee on a pro rata basis among the holders of such notes with appropriate adjustments such that the notes may only be purchased in integral multiples of $1,000. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

(c) If the Asset Sale purchase date is on or after an interest payment record date and on or before the related interest payment date, any accrued and unpaid interest and Additional Interest, if any, will be paid to the holder in whose name a note is registered at the close of business on such record date, and no interest or Additional Interest, if any, will be payable to holders who tender notes pursuant to the Collateral Sale Offer or Asset Sale Offer.

(d) Unifi will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to a Collateral Sale Offer or an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Unifi will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

(e) For purposes of this section, Unifi, a Guarantor or a Restricted Subsidiary shall be deemed to have applied Net Proceeds within such 360-day period if, within such 360-day period, it has entered into a binding commitment or agreement to invest such Net Proceeds and continues to use all reasonable efforts to so apply such Net Proceeds as soon as practicable thereafter and that investment is substantially completed within 395 days after the date of such Asset Sale. Upon any abandonment or termination of such commitment or agreement or upon the failure to substantially complete such investment within such 395 day period, the Net Proceeds not applied will constitute Excess Collateral Proceeds or Excess Proceeds, as applicable.

(f) For purposes of this section, each of the following shall be deemed to be cash:

(1) the amount of any liabilities, as shown on Unifi’s most recent consolidated balance sheet or in the notes thereto, of Unifi or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated in right of payment to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Unifi or such Restricted Subsidiary from further liability;

(2) any securities, notes or other obligations received by Unifi or any such Restricted Subsidiary from such transferee that are within 20 Business Days following consummation of the Asset Sale, subject to normal settlement periods, converted by Unifi or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received in that conversion); and

(3) any stock or assets received as consideration for such Asset Sale that would otherwise constitute a permitted application of Net Proceeds (or other cash in such amount) under clauses (1), (2) or (4) of the definition of “Additional Assets.”

Unifi’s Credit Agreement prohibits Unifi from purchasing any notes, and also provide that certain change of control or asset sale events with respect to Unifi would constitute a default or require repayment of the

Indebtedness under such agreements. Any future credit agreements or other agreements relating to Indebtedness to which Unifi becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when Unifi is prohibited from purchasing notes, Unifi could seek the consent of its lenders to purchase the notes or could attempt to refinance the borrowings that contain such prohibition. If Unifi does not obtain such a consent or repay such borrowings, Unifi will remain prohibited from purchasing notes. In such case, Unifi’s failure to purchase tendered notes would constitute an Event of Default under the indenture, which would, in turn, constitute a default under such Indebtedness.

Certain Covenants

The indenture includes covenants including, among others, the following:

Restricted Payments

Unifi will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on or in respect of Unifi’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Unifi or any of its Restricted Subsidiaries) or to the direct or indirect holders of Unifi’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Unifi and other than dividends or distributions payable to Unifi or a Restricted Subsidiary of Unifi);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Unifi) any Equity Interests of Unifi or any direct or indirect parent of Unifi;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Unifi or any Guarantor that is contractually subordinated to the notes or to any Subsidiary Guarantee, except a payment of interest or principal at the Stated Maturity thereof or a payment of principal within 90 days of Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) Unifi would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness;” and

(3) such Restricted Payment, together with the aggregate amount, without duplication, of all other Restricted Payments declared or made by Unifi and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (9), (11) and (12) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Unifi for the period (taken as one accounting period) from the first fiscal quarter beginning after the Issue Date to the end of Unifi’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds received by Unifi since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of

Unifi or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Unifi that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Unifi or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by Unifi or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination), plus

(c) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; provided that no amount will be included under this clause (c) to the extent it is already included in Consolidated Net Income, plus

(d) to the extent that any Unrestricted Subsidiary of Unifi designated as such after the Issue Date is redesignated as a Restricted Subsidiary after the Issue Date, the lesser of (i) the fair market value of Unifi’s Investment in such Subsidiary as of the date of such redesignation and (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the Issue Date; plus

(e) 50% of any dividends or other distributions received by Unifi or a Restricted Subsidiary of Unifi that is a Guarantor after the Issue Date from an Unrestricted Subsidiary of Unifi, to the extent that such dividends or other distributions were not otherwise included in the Consolidated Net Income of Unifi for such period.

The preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice the dividend or redemption payment would have been permitted by the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the sale within 60 days of such Restricted Payment (other than to a Subsidiary of Unifi) of, Equity Interests of Unifi (other than Disqualified Stock and other than Equity Interests issued or sold to an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by Unifi or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) or from the contribution of common equity capital to Unifi within 60 days of such Restricted Payment; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, satisfaction and discharge, redemption, repurchase or other acquisition or retirement for value of Indebtedness of Unifi or any Guarantor that is Subordinated Indebtedness in exchange for, or out of the net cash proceeds of the incurrence within 60 days of such defeasance, satisfaction and discharge, redemption, repurchase or other acquisition or retirement of, Permitted Refinancing Indebtedness;

(4) the payment of any dividend or distribution by a Restricted Subsidiary of Unifi to the holders of its Equity Interests on a pro rata basis;

(5) so long as no Default or Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Unifi or any Restricted Subsidiary of Unifi or any direct or indirect parent of Unifi held by any current or former officer, director or employee of Unifi or any of its Restricted Subsidiaries or their estates or heirs pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such Equity Interests repurchased, redeemed, acquired or retired pursuant to this clause may not exceed $1.0 million in the aggregate in any twelve month period; provided, however, that amounts available pursuant to this clause (5) to be utilized for any Restricted Payments described in this clause (5) during any twelve month period may be carried forward and utilized in any subsequent twelve month period, up to a maximum of $2.0 million in any twelve month period;

(6) repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price thereof;

(7) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Unifi or any Restricted Subsidiary of Unifi issued on or after the Issue Date in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness;”

(8) the declaration and payment of dividends by Unifi to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent to pay:

(a) franchise taxes and other fees, taxes and expenses required to maintain their corporate existence,

(b) federal, state and local income taxes, to the extent such income taxes are attributable to the income of Unifi and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries,

(c) reasonable salary, bonus and other benefits payable to directors, officers and employees of any direct or indirect parent company of Unifi to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of Unifi and its Restricted Subsidiaries, and

(d) general corporate overhead expenses of any direct or indirect parent company of Unifi to the extent such expenses are attributable to the ownership or operation of Unifi and its Restricted Subsidiaries;

(9) the purchase of fractional shares by Unifi upon conversion of any securities of Unifi into Equity Interests of Unifi;

(10) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness subordinated to the notes (i) at a purchase price not greater than 101% of the principal amount of such Indebtedness in the event of a change of control as defined under such Indebtedness in accordance with provisions similar to the “Change of Control” covenant or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the “Asset Sale” covenant; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or acquisition or retirement, Unifi has made the Change of Control Offer, Collateral Sale Offer or Asset Sale Offer, as applicable, as provided in such covenant with respect to the Sale and has completed, if applicable, the repurchase or redemption of all notes validly tendered for payment in connection with such Change of Control Offer, Collateral Sale Offer or Asset Sale Offer;

(11) payments of intercompany Subordinated Indebtedness the incurrence of which was permitted under the covenant under “—Incurrence of Indebtedness;” and

(12) other Restricted Payments in an aggregate amount since the Issue Date not to exceed $10.0 million.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Unifi or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment that is required to be valued by this covenant shall be determined by the Board of Directors of Unifi acting in good faith, whose resolution with respect thereto will be delivered to the trustee. The Board of

Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $25.0 million.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (12) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Unifi will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment in any manner that complies with this covenant, and such Restricted Payment will be treated as having been made pursuant to only such clause or clauses or the first paragraph of this covenant.

Incurrence of Indebtedness

Unifi will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt); provided, however, that Unifi and any Guarantor may incur Indebtedness (including Acquired Debt) if the Fixed Charge Coverage Ratio for Unifi’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit:

(1) the incurrence by Unifi and any Guarantor of additional Indebtedness and letters of credit under one or more Credit Agreements in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Unifi and its Restricted Subsidiaries thereunder) not to exceed the greater of (x) $100.0 million and (y) the Borrowing Base, less the aggregate amount of all Net Proceeds of Asset Sales applied by Unifi or any of its Restricted Subsidiaries since the Issue Date to repay any term Indebtedness under a Credit Agreement or to repay any revolving credit Indebtedness under a Credit Agreement and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under “—Repurchase at the Option of Holders—Asset Sales;”

(2) the incurrence by Unifi and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by Unifi and the Guarantors of Indebtedness represented by the initial notes and the related Subsidiary Guarantees issued on the Issue Date and the Exchange Notes and the related Subsidiary Guarantees to be issued in exchange therefor pursuant to the registration rights agreement;

(4) the incurrence by Unifi or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings, purchase money or other similar obligations with respect to assets other than Capital Stock or other Investments, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, use, installation or improvement of property, plant or equipment used in a Permitted Business, and Attributable Debt, in an aggregate principal amount not to exceed the greater of (x) $7.5 million and (y) 1.0% of Unifi’s Consolidated Net Tangible Assets;

(5) the incurrence by Unifi or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, discharge, defease or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (12) of this paragraph;

(6) the incurrence by Unifi or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Unifi and any of its Restricted Subsidiaries; provided, however, that:

(a) if Unifi or any Guarantor is the obligor on such Indebtedness and the payee is not Unifi or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of Unifi, or such Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests or any other event that results in any such Indebtedness being beneficially held by a Person other than Unifi or a Restricted Subsidiary of Unifi, (ii) any sale or other transfer of any such Indebtedness to a Person that is neither Unifi or a Restricted Subsidiary of Unifi or (iii) the designation of a Restricted Subsidiary which holds Indebtedness as an Unrestricted Subsidiary, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Unifi or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by Unifi or any of its Restricted Subsidiaries of Hedging Obligations;

(8) the Guarantee by Unifi or any of the Guarantors of Indebtedness of Unifi or a Restricted Subsidiary of Unifi that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is (a) pari passu in right of payment to the notes or any Subsidiary Guarantee, then the related Guarantee shall rank equally in right of payment to the notes or such Subsidiary Guarantee, as the case may be, or (b) subordinated in right of payment to the notes or any Subsidiary Guarantee, then the related Guarantee shall be subordinated in right of payment to the same extent to the notes or such Subsidiary Guarantee, as the case may be;

(9) the incurrence of Indebtedness by Unifi or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) in the ordinary course of business inadvertently drawn against insufficient funds, provided, however, that such Indebtedness is extinguished within five Business Days after incurrence;

(10) the incurrence of Indebtedness by Unifi or any of its Restricted Subsidiaries incurred in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance, standby letters of credit, statutory clauses of lessors, licensees, contractors, franchisees or customers, surety and similar bonds and completion guarantees provided by Unifi or any of its Restricted Subsidiaries, in each case, in the ordinary course of business;

(11) the incurrence of Indebtedness by Unifi or any of its Restricted Subsidiaries arising from any agreement of Unifi or any Restricted Subsidiary providing for indemnities, guarantees, purchase price adjustments, earn-outs, letters of credit, surety bonds, performance bonds, holdbacks, contingency payment obligations based on the performance of the acquired or disposed assets or similar obligations (other than guarantees of Indebtedness) incurred by any Person in connection with the disposition of assets of Unifi or any Restricted Subsidiary, including, without limitation, any Capital Stock of any Restricted Subsidiary of Unifi;

(12) the incurrence by Unifi or any of its Restricted Subsidiaries of Acquired Debt related to the acquisition of a Permitted Business or an asset used in a Permitted Business if the Fixed Charge Coverage Ratio for Unifi’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such incurrence of Acquired Debt (the “Relevant Fixed Charge Coverage Ratio”) determined immediately after giving effect to such incurrence and the related acquisition (including through a merger, consolidation or otherwise) is equal to or greater than the Fixed Charge Coverage Ratio of Unifi determined immediately before giving effect to such incurrence and the related acquisition;

(13) Indebtedness of (i) Foreign Subsidiaries of Unifi incurred not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (13) the greater of (x) $5.0 million and (y) 1.0% of the Consolidated Net Tangible Assets of Unifi and (ii) Indebtedness of Unifi do Brasil, Ltda in an aggregate principal amount at any time outstanding not to exceed $12.0 million, which Indebtedness is secured by certain cash deposits of Unifi do Brasil, Ltda with a Brazilian bank;

(14) the incurrence by Unifi or any of its Restricted Subsidiaries of Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(15) the incurrence by Unifi or any of its Restricted Subsidiaries of Indebtedness to the extent the net proceeds thereof are promptly deposited to defease the notes or satisfy the satisfaction and discharge of the Indenture as described below under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge;” and

(16) the incurrence by Unifi or any Guarantor of additional Indebtedness, together with all other Indebtedness incurred pursuant to this clause (16) that is at the time outstanding, in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $15.0 million.

Unifi will not permit any of its Unrestricted Subsidiaries to incur any Indebtedness other than Non-Recourse Debt. If any Non-Recourse Debt of an Unrestricted Subsidiary shall at any time cease to constitute Non-Recourse Debt or such Unrestricted Subsidiary shall be redesignated a Restricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary.

For purposes of determining compliance with this covenant:

(1) in the event that any Indebtedness meets the criteria of more than one of the categories described in clauses (1) through (16) above or is entitled to be incurred pursuant to the first paragraph of this covenant, Unifi, in its sole discretion, will be permitted to classify (or later reclassify in whole or in part) such item of Indebtedness in any manner that complies with this covenant; provided that Indebtedness under the Credit Agreement outstanding on the Issue Date will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the second paragraph of this covenant;

(2) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same, or less onerous, terms, the reclassification of preferred stock of Unifi or any Guarantor as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, the accrual of dividends on Disqualified Stock or preferred stock and the accretion of the liquidation preference of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness for purposes of this covenant; provided, in each such case, that the amount thereof shall be included in the Fixed Charges of Unifi;

(3) if obligations in respect of letters of credit are incurred pursuant to a Credit Agreement and are being treated as incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(4) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness, but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(5) for the purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness denominated in a foreign currency, the dollar-equivalent principal amount of such Indebtedness incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the earlier of the date that such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Unifi or any of its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Upon any replacement or refinancing of any Credit Agreement or any portion thereof with a lender that does not become a party to the Intercreditor Agreement, the trustee shall enter into an intercreditor agreement with such lender with terms that are not materially different to the trustee or the Holders of notes than those contained in the Intercreditor Agreement.

Liens

Unifi will not and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness or trade payables (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Unifi will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Unifi or any of its Restricted Subsidiaries (it being understood that the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock) or pay any Indebtedness owed to Unifi or any of its Restricted Subsidiaries;

(2) make loans or advances to Unifi or any of its Restricted Subsidiaries (it being understood that the subordination of loans or advances made to Unifi or any of its Restricted Subsidiaries to other Indebtedness incurred by Unifi or any of its Restricted Subsidiaries shall not be deemed a restriction on the ability to make loans or advances); or

(3) sell, lease or transfer any of its properties or assets to Unifi or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and the Credit Agreement as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive in any material respect, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date as reasonably determined by Unifi;

(2) the indenture, the initial notes, the additional notes, the Exchange Notes, the related Subsidiary Guarantees, the Collateral Documents and the Intercreditor Agreement;

(3) applicable law or any applicable rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Unifi or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or

Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, including any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of any such agreements or instruments; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive in any material respect, taken as a whole, than those contained in the agreements governing such original agreement or instrument, as reasonably determined by Unifi; provided, further, that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) in the case of clause (3) of the first paragraph of this covenant:

(a) a lease, license or similar contract that restricts in a customary manner the subletting, assignment or transfer of any subject property or asset, or the assignment or transfer of any such lease, license or other contract;

(b) mortgages, pledges or other agreements or instruments permitted under the indenture securing Indebtedness of Unifi or any of its Restricted Subsidiaries to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other agreements or instruments; or

(c) reciprocal easement agreements of Unifi or any of its Restricted Subsidiaries containing customary provisions restricting dispositions of the subject real property interests;

(6) leases and other agreements containing net worth provisions entered into by Unifi or any Restricted Subsidiary in the ordinary course of business;

(7) purchase money obligations, mortgage financings, Capital Lease Obligations and other similar obligations permitted under the indenture that, in each case, impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8) any agreement for the sale or other disposition of assets or Capital Stock of a Restricted Subsidiary permitted under the indenture that restricts the sale of assets, distributions, loans or other activities by that Restricted Subsidiary pending the consummation of such sale or other disposition;

(9) Permitted Refinancing Indebtedness, provided that the dividend and other payment restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive in any material respect, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced as reasonably determined by Unifi;

(10) agreements and other instruments evidencing Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens, including Permitted Liens;

(11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements permitted by the indenture; provided that such restrictions apply only to the assets or property subject to such agreements;

(12) other Indebtedness of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Incurrence of Indebtedness;”

(13) restrictions on cash or other deposits or net worth under contracts or leases entered into in the ordinary course of business;

(14) any instrument governing any Indebtedness or Capital Stock of a Person that is an Unrestricted Subsidiary as in effect on the date that such Person becomes a Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person who became a Restricted Subsidiary, or the property or assets of the Person who became a Restricted Subsidiary, including any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of any such agreements or instruments; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive in any material respect, taken as a whole, than those contained in the agreements governing such original agreement or instrument, as reasonably determined by Unifi; provided, further, that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(15) encumbrances or restrictions existing pursuant to the subordination provisions of any Indebtedness that is permitted to be incurred under the Indenture; and

(16) Indebtedness permitted to be incurred under clause (15) of the second paragraph of the covenant entitled “Incurrence of Indebtedness.”

Merger, Consolidation or Sale of Assets

Unifi will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Unifi is the surviving corporation); or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of Unifi and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Unifi is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Unifi) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made (the “Successor Person”) is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Successor Person (if other than Unifi) expressly assumes all the obligations of Unifi under the notes, the indenture, the registration rights agreement, the Collateral Documents (as applicable) and the Intercreditor Agreement pursuant to agreements reasonably satisfactory to the trustee and shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Successor Person, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral that may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions;

(3) immediately after such transaction, no Default or Event of Default exists;

(4) Unifi or the Successor Person (if other than Unifi) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness;” and

(5) Unifi shall have delivered to the trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer complies with the provisions of the indenture.

For purposes of this covenant, the sale, assignment, transfer, conveyance, lease or other disposition to a Person other than Unifi or another Restricted Subsidiary of all or substantially all of the properties and assets of one or more Restricted Subsidiaries of Unifi, which properties and assets, if held by Unifi instead of such Restricted Subsidiaries, would constitute all or substantially all of the properties and assets of Unifi on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of Unifi.

The Successor Person will succeed to, and be substituted for, and may exercise every right and power of, Unifi under the indenture and the Collateral Documents, but, in the case of a lease of all or substantially all its assets, Unifi will not be released from the obligation to pay the principal of, and interest on the notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Without complying with the preceding clause (4), (i) any Restricted Subsidiary may consolidate with, merge into, sell, assign, convey, lease or otherwise transfer all or part of its properties and assets to Unifi or to any Guarantor, (ii) Unifi may merge with an Affiliate incorporated solely for the purpose of reincorporating Unifi in another jurisdiction and (iii) Unifi may merge with an Affiliate for the purpose of forming or collapsing a holding company structure; provided that any such holding company’s only material asset is Equity Interests of Unifi and so long as the owners of the Voting Stock of Unifi immediately before giving effect to such transaction and the owners of the Voting Stock of such holding company immediately after giving effect to such transaction are substantially similar.

In addition, Unifi will not permit any Guarantor to consolidate with or merge with or into any Person (other than Unifi or another Guarantor) and will not permit the conveyance, transfer or lease of all or substantially all of the assets of any Guarantor unless:

(a) if such Person remains a Guarantor, the resulting, surviving or transferee Person will be a Person organized and existing under the laws of the United States, any state of the United States or the District of Columbia and such Person (if not Unifi or such Guarantor) will expressly assume, by supplemental indenture, executed and delivered to the trustee, all the obligations of such Guarantor under its Subsidiary Guarantee, the indenture, the registration rights agreement, the related Collateral Documents and the Intercreditor Agreement and shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the surviving entity, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions;

(b) immediately after giving effect to such transaction, no Default of Event of Default shall have occurred and be continuing; and

(c) Unifi will have delivered to the trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer complies with the provisions of the indenture.

Transactions with Affiliates

Unifi will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Unifi (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Unifi or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction in arm’s-length dealings by Unifi or such Restricted Subsidiary with a Person who is not an Affiliate; and

(2) Unifi delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a written resolution of the Board of Directors of Unifi set forth in an Officers’ Certificate certifying that a majority of the disinterested members of the Board of Directors have approved such Affiliate Transaction and determined that such Affiliate Transaction complies with this covenant; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, a written opinion issued by an independent accounting, appraisal or investment banking firm of national standing to the effect that (a) the financial terms of such Affiliate Transaction are fair to Unifi of such Restricted Subsidiary from a financial point of view or (b) such Affiliate Transaction is not materially less favorable to Unifi or such Restricted Subsidiary than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the preceding paragraph:

(1) reasonable and customary (a) directors’ fees and indemnification and similar arrangements, (b) consulting fees and agreements, (c) officers and employee salaries, bonuses and employment agreements (including indemnification arrangements), and (d) compensation or employee benefit arrangements and incentive arrangements with any officer, director, employee or consultant entered into in the ordinary course of business or approved by Unifi’s Board of Directors (including customary benefits thereunder) and payments pursuant thereto;

(2) transactions between or among Unifi and/or its Restricted Subsidiaries and Guarantees issued by Unifi or any of its Restricted Subsidiaries for the benefit of Unifi or any of its Restricted Subsidiaries, as the case may be, in accordance with “—Incurrence of Indebtedness;”

(3) transactions with a Person (other than an Unrestricted Subsidiary of Unifi) that is an Affiliate of Unifi or any Restricted Subsidiary solely because Unifi or any Restricted Subsidiary owns an Equity Interest in, or controls, such Person;

(4) the pledge of Equity Interests of Unrestricted Subsidiaries to support the Indebtedness thereof;

(5) issuances and sales of Equity Interests (other than Disqualified Stock) of Unifi to Affiliates of Unifi and the granting of registration and other customary rights in connection therewith;

(6) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “—Restricted Payments” and Permitted Investments (other than pursuant to clause (1), clause (3) or clause (15) of such definition);

(7) the performance of obligations of Unifi or any of its Restricted Subsidiaries under the terms of any agreement to which Unifi or any of its Restricted Subsidiaries is a party as of or on the Issue Date and on the material terms substantially as described in the Offering Memorandum, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms as a whole are not more disadvantageous to the holders of the notes than the terms of the agreements in effect on the Issue Date as reasonably determined by Unifi;

(8) transactions with customers, clients, suppliers or purchasers or sellers of goods or services in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture; provided that such transaction complies with the requirements of clause (1) of the first paragraph of this covenant;

(9) transactions pursuant to agreements or other arrangements as described in the Offering Memorandum in the section entitled “Certain Relationships and Related Party Transactions;” and

(10) agreements providing for the provision of administrative, treasury, accounting, management or other similar corporate services by Unifi or any Restricted Subsidiary to an Affiliate; provided that any such agreement shall comply with the requirements of clause (1) of the first paragraph of this covenant.

Designation of Unrestricted Subsidiaries

The Board of Directors of Unifi may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Unifi and its Restricted Subsidiaries in the Subsidiary properly designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph (or clause (12) of the second paragraph) of the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Unifi. Such designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. If immediately prior to a Person being designated as an Unrestricted Subsidiary an Investment was made in such Person which resulted in such Person becoming a Subsidiary, only the amount of such Investment will further reduce the amount available for Restricted Payments under the first paragraph (or clause (12) of the second paragraph) of the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Unifi. The Board of Directors of Unifi may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary at any time if the redesignation would not cause a Default or an Event of Default.

Any designation of a Subsidiary of Unifi as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors of Unifi giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the preceding conditions and is permitted by the covenant described above under “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Unifi as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under “—Incurrence of Indebtedness,” Unifi will be in default of such covenant. The Board of Directors of Unifi may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Unifi; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Unifi of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under “—Incurrence of Indebtedness,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence as a result of such designation.

All Subsidiaries of Unrestricted Subsidiaries shall be automatically deemed to be Unrestricted Subsidiaries. All designations of Subsidiaries as Unrestricted Subsidiaries and revocations thereof must be evidenced by filing with the trustee resolutions of the Board of Directors of Unifi and an Officers’ Certificate certifying compliance with the foregoing provisions.

Additional Subsidiary Guarantees

If Unifi or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the Issue Date, such Domestic Subsidiary shall on the date on which it was acquired or created become a Guarantor and execute a supplemental indenture pursuant to which such Domestic Subsidiary will guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest and Additional Interest, if any, on the notes on a senior secured basis. In addition, if any of Unifi’s Foreign Subsidiaries guarantees any Indebtedness of Unifi or any Guarantor, such Foreign Subsidiary shall simultaneously become a Guarantor and execute a supplemental indenture pursuant to which such Foreign Subsidiary will guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest and Additional Interest, if any, on the notes on a senior secured basis. In addition, Unifi will cause such Subsidiary to become a party to the Collateral Documents and the Intercreditor Agreement and take such actions necessary or advisable (to the extent permitted by applicable law, rule or regulation) to grant to the Collateral Agent, for the benefit of itself and the holders of the notes, a perfected security interest in any Collateral (other than Excluded Assets) held by such Subsidiary, subject to Permitted Liens and the Intercreditor Agreement. The foregoing provisions shall not apply to Subsidiaries that have been properly designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries.

Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Subsidiary Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Business Activities

Unifi will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Unifi and its Subsidiaries taken as a whole.

Payments for Consent

Unifi will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture, the notes, the Collateral Documents or the Intercreditor Agreement unless such consideration is offered to be paid to all holders of the notes and is paid to all holders of the notes or to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, Unifi will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if Unifi were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Unifi’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Unifi were required to file such reports.

All such reports will be prepared in all material respects in accordance with the rules and regulations of the Commission applicable to such reports. Each annual report on Form 10-K will include a report on Unifi’s consolidated financial statements by Unifi’s registered independent accountants.

If Unifi has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, or in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of Unifi and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Unifi.

Whether or not required by the Commission, Unifi will file a copy of each of the reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations applicable to such reports (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. Unifi’s reporting obligations with respect to clauses (1) and (2) above shall be deemed satisfied in the event Unifi files such reports with the Commission on EDGAR (or any successor system) and delivers a copy of such reports to the trustee.

If, at any time after consummation of the Exchange Offer contemplated by the registration rights agreement, Unifi is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Unifi will nevertheless continue filing the reports specified in the preceding paragraphs with the Commission within the time periods specified above unless the Commission will not accept such a filing. Unifi will not take any action for the sole purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept Unifi’s filings for any reason, Unifi will post such reports on its web site within the time periods that would apply if Unifi was required to file those reports with the Commission.

In addition, Unifi has agreed that, for so long as any notes remain outstanding, if at any time it is not required to file with the Commission the reports required by the preceding paragraphs, it will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d) (4) under the Securities Act.

If at any time the notes are Guaranteed by a direct or indirect parent of Unifi, and such company is subject to and has complied with the reporting requirements of Section 13 or 15(d) of the Exchange Act, if applicable, and has furnished the holders of notes, or filed electronically with the Commission on EDGAR (or any successor system), the reports described herein with respect to such company, as applicable (including any financial information required by Regulation S-X under the Securities Act), Unifi shall be deemed to be in compliance with the provisions of this covenant. Any information filed or furnished to the Commission via EDGAR (or any successor system) shall be deemed to have been made available to the registered holders of the notes. The subsequent filing or making available of any report required by this covenant shall be deemed automatically to cure any Default or Event of Default resulting from the failure to file or make available such report within the required time frame.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on, or Additional Interest, if any, with respect to, the notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3) failure by Unifi or any of its Restricted Subsidiaries to comply with the provision described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4) failure by Unifi or any of its Restricted Subsidiaries for 30 days after notice to Unifi by the trustee or the holder of at least 25% in aggregate principal amount of the notes then outstanding to comply with (a) the provisions described under the caption “—Repurchase at the Option of Holders” or any of the other provisions under the caption “—Certain Covenants;” or (b) any of its obligations under the Collateral Documents;

(5) failure by Unifi or any of its Restricted Subsidiaries for 60 days after notice to Unifi by the trustee or the holder of at least 25% in aggregate principal amount of the notes then outstanding to comply with any of the other covenants or agreements in the indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of Unifi or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Unifi or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal of or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(7) failure by Unifi or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction (not subject to appeal) aggregating in excess of $10.0 million (net of any amounts which are bonded or which a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days after the date on which the right to appeal has expired;

(8) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding before a court of competent jurisdiction to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or Unifi or any Guarantor, or any Person acting on behalf of Unifi or any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee to which it is a party;

(9) certain events of bankruptcy, insolvency or reorganization described in the indenture with respect to Unifi or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; and

(10) with respect to any Collateral having a fair market value in excess of $10.0 million, individually or in the aggregate, (A) the security interest under the Collateral Documents, at any time, ceases to be in full force and effect for any reason other than in accordance with the terms of the indenture, the Collateral Documents or the Intercreditor Agreement, (B) any security interest created thereunder or under the indenture is declared invalid or unenforceable by a court of competent jurisdiction or (C) Unifi or any Guarantor asserts, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable.

In the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization, with respect to Unifi or any Restricted Subsidiary of Unifi that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes, by notice in writing to the trustee and Unifi, may declare all the notes to be due and payable. Notwithstanding anything contained in the indenture or the notes to the contrary, upon such a declaration, the principal, premium, interest and Additional Interest, if any, on the notes will become immediately due and payable. In the event of a declaration of acceleration of the notes because an Event of Default described in clause (6) above has occurred and is continuing, the declaration of acceleration of the notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by Unifi or a Restricted Subsidiary of Unifi or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

The exercise of rights and remedies under the Indenture by the trustee and Holders of the notes may be limited or restricted by, and shall be subject to, the terms of the Collateral Documents and the Intercreditor Agreement.

Subject to the provisions of the indenture relating to the duties of the trustee or the Collateral Agent, in case an Event of Default shall occur and be continuing, the trustee or the Collateral Agent will be under no obligation to exercise any of its rights or powers under the indenture, the Collateral Documents or the Intercreditor Agreement at the request or direction of any of the holders of notes, unless such holders shall have offered to the trustee or the Collateral Agent reasonable indemnity against any loss, liability or expense. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, premium, interest or Additional Interest. Except to enforce the right to receive payment of principal, premium, if any, or interest or Additional Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture, the notes, any Subsidiary Guarantee, the Collateral Documents or the Intercreditor Agreement unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture, except a continuing Default or Event of Default in the payment of principal of, or interest or premium or Additional Interest, if any, on the notes.

Unifi is required to deliver to the trustee annually, within 90 days after the end of its fiscal year, an Officers’ Certificate regarding compliance by it with the indenture. Within 10 Business Days of becoming aware of any Default or Event of Default, Unifi is required to deliver to the trustee written notice specifying such Default or Event of Default, its status and what action Unifi is taking or proposing to take in respect thereof, unless such default shall have been previously cured or waived.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, member, manager, general or limited partner or stockholder of Unifi or any Guarantor, as such, will have any liability for any obligations of Unifi or the Guarantors under the notes, the indenture, the Subsidiary Guarantees, the Collateral Documents, the registration rights agreement, the

Intercreditor Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Unifi may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes, the indenture, the Collateral Documents and the Intercreditor Agreement and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees, the indenture, the Collateral Documents and the Intercreditor Agreement (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such notes when such payments are due from the funds in the trust referred to below;

(2) Unifi’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Unifi’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, Unifi may, at its option and at any time, elect to have the obligations of Unifi and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Unifi must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, to pay the principal of, or interest and premium and Additional Interest, if any, on, the outstanding notes on the Stated Maturity or on the applicable redemption date specified by Unifi, as the case may be, and Unifi must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Unifi must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that:

(a) Unifi has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Unifi must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Unifi or any of its Restricted Subsidiaries is a party or by which Unifi or any of its Restricted Subsidiaries is bound;

(6) Unifi must deliver to the trustee an Officers’ Certificate stating that the deposit was not made by Unifi with the intent of preferring the holders of notes over the other creditors of Unifi with the intent of defeating, hindering, delaying or defrauding creditors of Unifi or others; and

(7) Unifi must deliver to the trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next four succeeding paragraphs, the indenture, the notes, the Subsidiary Guarantees, the Collateral Documents or the Intercreditor Agreement may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Subsidiary Guarantees, the Collateral Documents or the Intercreditor Agreement may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of (or the premium on) or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest or Additional Interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium or Additional Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in a currency other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on, the notes or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

In addition, without the consent of at least 75% in aggregate principal amount of notes then outstanding, an amendment, supplement or waiver may not:

(1) modify any Collateral Document or the provisions in the indenture dealing with Collateral Documents or application of trust moneys in any manner adverse to the holders of the notes or otherwise release any Collateral other than in accordance with the indenture, the Collateral Documents and the Intercreditor Agreement; or

(2) modify the Intercreditor Agreement in any manner adverse to the holders of the notes in any material respect other than in accordance with the terms of the indenture, the Collateral Documents and the Intercreditor Agreement.

Notwithstanding the preceding, without the consent of any holder of notes, Unifi, the Guarantors and the trustee may amend or supplement the indenture, the notes, the Subsidiary Guarantees, the Collateral Documents or the Intercreditor Agreement to:

(1) cure any ambiguity, defect or inconsistency;

(2) provide for uncertificated notes in addition to or in place of certificated notes;

(3) provide for the assumption of Unifi’s or a Guarantor’s obligations to holders of notes and Subsidiary Guarantees in the case of a merger or consolidation or sale of all or substantially all of Unifi’s or such Guarantor’s assets, as applicable;

(4) make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights of any such holder under the indenture, the notes, the Subsidiary Guarantees, the Collateral Documents or the Intercreditor Agreement;

(5) provide for the issuance of additional notes and Exchange Notes in accordance with the provisions set forth in the indenture;

(6) evidence and provide for the acceptance of an appointment of a successor trustee;

(7) conform the text of the indenture, the Subsidiary Guarantees, the notes, the Collateral Documents or the Intercreditor Agreement to any provision of this Description of the Notes to the extent that such provision in this Description of the Notes was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees, the notes, the Collateral Documents or the Intercreditor Agreement;

(8) release a Guarantor from its obligations under its Subsidiary Guarantee, the notes or the indenture in accordance with the applicable provisions of the indenture;

(9) add Subsidiary Guarantees with respect to the notes;

(10) add additional Collateral to secure the notes;

(11) release Liens in favor of the Collateral Agent in the Collateral as provided under “—Security—Release;”

(12) comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(13) to comply with the rules of any applicable securities depositary;

(14) to provide, in accordance with the provisions of the Intercreditor Agreement, for the amendment or supplement of the Collateral Documents or the Intercreditor Agreement with respect to Second Priority Collateral in order to reflect conforming amendments or supplements made to the security documents evidencing the Liens securing the Credit Agreement; or

(15) to provide for the accession or succession of any parties to the Collateral Documents or the Intercreditor Agreement (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplementing or other modification from time to time of a Credit Agreement or any other agreement or action that is not prohibited by the Indenture.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the indenture by any holder of notes given in connection with a tender of such holder’s notes will not be rendered invalid by such tender. After an amendment under the indenture becomes effective, Unifi is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment.

In addition, without the consent of any holder of notes, any amendment, waiver or consent agreed to by the Administrative Agent in accordance with the Intercreditor Agreement under any provision of the security documents granting the first-priority lien on any Second-Priority Collateral will automatically apply to the comparable provisions of the comparable Collateral Documents entered into in connection with the notes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Unifi, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation (i) have become due and payable by reason of the mailing of a notice of redemption or otherwise or (ii) will become due and payable within one year or have been or will be called for redemption and Unifi or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to, but excluding the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which Unifi or any Guarantor is a party or by which Unifi or any Guarantor is bound;

(3) Unifi or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) Unifi has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, Unifi must deliver an Officers’ Certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Unifi or any Guarantor, the indenture will limit the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture will provide that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity reasonably satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture, the registration rights agreement, the Collateral Documents and the Intercreditor Agreement without charge by writing to Unifi, Inc., P.O. Box 19109, Greensboro, North Carolina, USA, 27419-9109, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

Except as described below, we will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. We will deposit each global note on the date of the closing of this exchange offer with, or on behalf of, DTC in New York, New York, and register the exchange notes in the name of DTC or its nominee, or will leave these notes in the custody of the trustee.

Depository Trust Company Procedures

For your convenience, the following description of the operations and procedures of DTC, the Euroclear System and Clearstream Banking, S.A. are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Unifi and its Restricted Subsidiaries are not responsible for these operations and procedures and urge investors to contact the system or its participants directly to discuss these matters.

DTC has advised Unifi that DTC is a limited-purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between its participants through electronic book-entry changes in the accounts of these participants. These direct participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also indirectly available to other entities that clear through or maintain a direct or indirect, custodial relationship with a direct participant. DTC may hold securities beneficially owned by other persons only through its participants and the ownership interests and transfers of ownership interests of these other persons will be recorded only on the records of the participants and not on the records of DTC.

DTC has also advised Unifi that, in accordance with its procedures,

(1) upon deposit of the global notes, it will credit the accounts of the direct participants with an interest in the global notes, and

(2) it will maintain records of the ownership interests of these direct participants in the global notes and the transfer of ownership interests by and between direct participants.

DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, indirect participants or other owners of beneficial interests in the global notes. Both direct and indirect participants must maintain their own records of ownership interests of, and the transfer of ownership interests by and between, indirect participants and other owners of beneficial interests in the global notes.

Investors in the notes may hold their interests in the notes directly through DTC if they are direct participants in DTC or indirectly through organizations that are direct participants in DTC. Investors in the notes may also hold their interests in the notes through Euroclear and Clearstream if they are direct participants in those systems or indirectly through organizations that are participants in those systems. Euroclear and Clearstream will hold omnibus positions in the global notes on behalf of the Euroclear participants and the Clearstream participants, respectively, through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. and The Chase Manhattan Bank, N.A., as operators of Clearstream. These depositories, in turn, will hold these positions in their names on the books of DTC. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of those systems.

The laws of some states require that some persons take physical delivery in definitive certificated form of the securities that they own. This may limit or curtail the ability to transfer beneficial interests in a global note to these persons. Because DTC can act only on behalf of direct participants, which in turn act on behalf of indirect participants and others, the ability of a person having a beneficial interest in a global note to pledge its interest to persons or entities that are not direct participants in DTC or to otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing the interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of these notes under the indenture for any purpose.

Payments with respect to the principal of and interest on any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing these notes under the indenture. Under the terms of the indenture, Unifi and its Restricted Subsidiaries and the trustee will treat the person in whose names the notes are registered, including notes represented by global notes, as the owners of the notes for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal and interest on global notes registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee as the registered holder under the indenture. Consequently, none of Unifi, any Restricted Subsidiary, the trustee or any agents of Unifi, any Restricted Subsidiary, or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any direct or indirect participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to the beneficial ownership interests in any global note; or

(2) any other matter relating to the actions and practices of DTC or any of its direct or indirect participants.

DTC has advised Unifi that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the security as shown on its records, unless it has reasons to believe that it will not receive payment on the payment date. Payments by the direct and indirect participants to the beneficial owners of interests in the global note will be governed by standing instructions and customary practice and will be the responsibility of the direct or indirect participants and will not be the responsibility of DTC, the trustee, Unifi or any of its Restricted Subsidiaries.

None of Unifi, any of its Restricted Subsidiaries or the trustee will be liable for any delay by DTC or any direct or indirect participant in identifying the beneficial owners of the notes and Unifi, its Restricted Subsidiaries and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Unifi that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given that direction. However, if there is an event of default with respect to the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form and to distribute them to its participants.

Although DTC, Euroclear and Clearstream have agreed to these procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform these procedures and may discontinue them at any time. None of Unifi, any of its Restricted Subsidiaries, the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for definitive notes in registered certificated form if:

(1) DTC (a) notifies Unifi that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Unifi fails to appoint a successor depositary;

(2) Unifi, at its option, notifies the trustee in writing that they elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same-Day Settlement

Unifi expects that the interests in the global notes will be eligible to trade in DTC’s Same-Day Funds Settlement System. As a result, secondary market trading activity in these interests will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Unifi expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Unifi that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Assets” means:

(1) all or substantially all of the assets of another Permitted Business;

(2) Capital Stock of a Person engaged in a Permitted Business if such Person is or, after giving effect to such acquisition, becomes a Restricted Subsidiary of Unifi; or

(3) capital expenditures relating to an asset used or useful in a Permitted Business; or

(4) other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

“Additional Interest” means all additional interest then owing pursuant to the registration rights agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Assets Held for Sale” means the machinery and equipment held for sale by Unifi and its Restricted Subsidiaries as of the Issue Date, and identified on a schedule to the indenture, with an estimated appraisal value on the Issue Date not to exceed $17.0 million.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Unifi and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of Unifi’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $2.0 million;

(2) a transfer of assets between or among Unifi and the Guarantors; provided that in the case of a sale of Collateral, the transferee shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the transferee, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions;

(3) a transfer of assets between or among Restricted Subsidiaries that are not Guarantors or from a Restricted Subsidiary that is not a Guarantor to Unifi or a Guarantor;

(4) an issuance of Equity Interests by a Restricted Subsidiary of Unifi to Unifi or to another Restricted Subsidiary of Unifi;

(5) the sale, lease or other transfer or disposition of equipment, inventory or raw materials, products in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(6) the creation of Permitted Liens and dispositions in connection with Permitted Liens;

(7) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property;

(8) foreclosure on assets;

(9) the sale or other disposition of cash or Cash Equivalents;

(10) a Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(11) any Recovery Event;

(12) any transfer of property or assets that is a surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(13) a transfer or other disposition of Assets Held for Sale by Unifi and its Restricted Subsidiaries so long as such Assets Held for Sale or the proceeds therefrom are transferred to a Permitted Joint Venture or an Unrestricted Subsidiary engaged in a Permitted Business;

(14) the sale, conveyance, disposition or other transfer of Equity Interests in any Permitted Joint Venture in existence on the Issue Date, which sale, conveyance, disposition or other transfer shall comply with subclauses (1) and (2) of clause (a) of the covenant described under “—Repurchase at the Option of Holders—Asset Sales;” and

(15) any transfer or disposition of property or assets pursuant to Hedging Obligations permitted to be incurred under the Indenture.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The term “Beneficially Own” has a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the board of directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof or, if managed by managers, the board of managers or any committee thereof duly authorized to act on behalf of such board; and

(4) with respect to any other Person, the board of directors or governing body of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to the “Borrowing Base” as defined in the Credit Agreement as of such date.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, common stock, preferred stock or other corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of vote or participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars and in the case of any Foreign Subsidiary, such local currencies held by them from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than twelve months from the date of acquisition;

(3) marketable general obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition, having a credit rating of “A” or better from either S&P or Moody’s;

(4) deposits, certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, money market deposits, bankers’ acceptances with maturities not exceeding twelve months and overnight bank deposits with any lender party to the Credit Agreement as of the Issue Date or any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper having a rating of at least A-3 from Moody’s or P-3 from S&P and in each case maturing within six months after the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Unifi and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) (3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of Unifi;

(3) any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Unifi, measured by voting power rather than number of shares; or

(4) the first day on which a majority of the members of the Board of Directors of Unifi are not Continuing Directors.

Notwithstanding the foregoing, (A) a “person” shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) until the consummation of the transactions contemplated by such agreement and (B) any holding company whose only material asset is Equity Interests of Unifi or any of its direct or indirect parent companies shall not itself be considered a “person” for purposes of clause (3) above so long as the owners of the Voting Stock of Unifi or any of its direct or indirect parent companies immediately before giving effect to such transaction and the owners of the Voting Stock of such holding company immediately after giving effect to such transaction are substantially similar.

“Collateral” means all property and assets, whether now owned or hereafter acquired, in which Liens are, from time to time, purported to be granted to secure the notes pursuant to the Collateral Documents.

“Collateral Account” means the First Priority Collateral Account or the Second Priority Collateral Account, as applicable.

“Collateral Agent” means U.S. Bank National Association, acting as the Collateral Agent under the Collateral Documents.

“Collateral Documents” means the mortgages, deeds of trust, deeds to secure debt, security agreements, pledge agreements, agency agreements and other instruments and documents executed and delivered pursuant to the indenture or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which Collateral is pledged, assigned or granted to or on behalf of the Collateral Agent for the ratable benefit of the holders of the notes and the trustee or notice of such pledge, assignment or grant is given.

“Commission” means the United States Securities and Exchange Commission.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period, plus without duplication:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charges to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash charge that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income; plus

(4) restructuring and acquisition integration costs and fees, including cash severance payments made in connection with restructurings and acquisitions; plus

(5) without duplication, for periods prior to the Issue Date, all items added back to “EBITDA” for purposes of calculating “Adjusted EBITDA” in footnote (1) under “Offering Memorandum Summary—Summary Historical Financial Data” in the Offering Memorandum; minus

(6) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, minus

(7) the net loss of any Person that is not a Restricted Subsidiary to the extent that such loss has been funded by an investment of cash from Unifi or a Restricted Subsidiary made for the purpose of funding such loss, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the provision for taxes and the depreciation, amortization and other non-cash expenses of a Restricted Subsidiary shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its shareholders or members.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any specified Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of such Person;

(2) the amount of Net Income of any non-Guarantor Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that amount of Net Income is not at the date of determination permitted without any prior governmental approval (other than an approval that has already been obtained or, in the case of a Foreign Subsidiary, is reasonably likely to be obtained, in the good-faith judgment of Unifi) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders or members;

(3) the cumulative effect of a change in accounting principles shall be excluded;

(4) any non-cash gains, losses, income and expenses resulting from fair value accounting with respect to Hedging Obligations required by Statements of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”;

(5) the net loss of any Person that is not a Restricted Subsidiary shall be excluded; and

(6) any charges resulting from the application of Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” to dividends paid on Equity Interests (other than Disqualified Stock) shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Restricted Payments” only (other than clause (3)(c) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by Unifi and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from Unifi and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by Unifi or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(c) thereof.

“Consolidated Net Tangible Assets” means, as of any date of determination, the consolidated total assets of Unifi and its Subsidiaries determined in accordance with GAAP as of the end of Unifi’s most recent fiscal quarter for which internal financial statements are available, less the sum of (1) all current liabilities and current liability items (other than liabilities under a Credit Agreement that has a Stated Maturity later than one year after such date of determination), and (2) all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangibles in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Unifi who:

(1) was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of May 26, 2006, among Unifi, certain of its Subsidiaries, Bank of America, N.A., as agent, and the lenders parties thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, extended, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time and, with respect to Unifi or any Guarantor, one or more debt facilities, commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from (or sell such receivables to) such lenders against such receivables), letters of credit, bankers’ acceptances, or other borrowings, in each case, as amended, restated, modified, extended, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced in whole or in part from time to time, in each case, whether or not such amendment, restatement, modification, extension, renewal, refunding, replacement or refinancing occurs (i) with the original parties thereto, (ii) on one or more separate occasions or (iii) simultaneously or not with the termination or repayment of a prior Credit Agreement.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes are scheduled to mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Unifi to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Unifi may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Any class of Capital Stock of Unifi that, by its terms, authorizes Unifi to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Capital Stock (other than Disqualified Stock) and that is not convertible into, puttable or exchangeable for Disqualified Stock, will not be deemed to be Disqualified Stock so long as Unifi satisfies its obligations with respect thereto solely by the delivery of Capital Stock (other than Disqualified Stock).

“Domestic Subsidiary” means any Restricted Subsidiary of Unifi that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any offer and sale for cash by Unifi (or any direct or indirect parent of Unifi to the extent the net proceeds therefrom are contributed to the equity capital of Unifi) of Capital Stock (other than Disqualified Stock) after the Issue Date, other than (a) any issuance pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees or (b) any offering of Capital Stock issued in connection with a transaction that constitutes a Change of Control.

“Exchange Notes” means the notes issued in the Exchange Offer pursuant to the indenture.

“Exchange Offer” has the meaning set forth for such term in the registration rights agreement.

“Exchange Offer Registration Statement” has the meaning set forth for such term in the registration rights agreement.

“Existing Indebtedness” means Indebtedness of Unifi and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date.

“First Priority Collateral” means substantially all of the assets (other than the Second Priority Collateral and other than Excluded Assets) of Unifi and the Guarantors, including, but not limited to, the real property, fixtures, equipment, general intangibles with respect to any uncertificated securities representing the Capital Stock of any Subsidiary of Unifi or the Guarantors and any Person in which Unifi or a Guarantor has a direct interest, and investment property consisting of the Capital Stock of each Subsidiary of Unifi or the Guarantors and each other Person in which Unifi or a Guarantor has a direct interest, now owned or hereafter acquired by Unifi and the Guarantors, as to which the notes have a first-priority Lien.

“First Priority Collateral Account” means any segregated account under the sole control of the Collateral Agent that is free from all other Liens (other than Liens securing obligations under the Credit Agreement) and includes all cash and Cash Equivalents received by the Collateral Agent from Asset Sales of First Priority Collateral, Recovery Events of First Priority Collateral, foreclosures on or sales of First Priority Collateral, any issuance of additional notes or any other awards or proceeds related to First Priority Collateral pursuant to the Collateral Documents.

“Fixed Charge Coverage Ratio” means with respect to any specified Person, the ratio of the Consolidated Cash Flow of such Person for the most recently ended four full fiscal quarters for which financial statements are available to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, Investments by the specified Person or any of its Restricted Subsidiaries in any Person if as a result of such Investment such Person becomes a Restricted Subsidiary of the specified Person and any redesignation of an Unrestricted Subsidiary to a Restricted Subsidiary or a designation of a Restricted Subsidiary to an Unrestricted Subsidiary, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period; provided that such pro forma calculations shall be determined in good faith by the Chief Financial Officer of Unifi and shall be set forth in an Officer’s Certificate signed by Unifi’s Chief Financial Officer which states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith belief of Unifi at the time of such execution, and (iii) that the steps necessary for the realization of such adjustments have been taken or are reasonably expected to be taken within 12 months following such transaction;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, shall be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire four-quarter reference period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months); and

(5) if any arrangement, instrument or agreement that does not constitute Indebtedness yet results in the incurrence of Fixed Charges is repaid, eliminated, reversed or discharged during such four-quarter reference period, such arrangement, instrument or agreement shall be deemed to have been repaid, eliminated, reversed or discharged as of the first day of such four-quarter reference period.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense (net of interest income) of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations) in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon); plus

(4) the product of (a) all dividends, whether paid or accrued and (whether or not in cash) on any series of preferred stock or Disqualified Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of such Person (other than Disqualified Stock) or to such Person or a Restricted Subsidiary of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis and in accordance with GAAP.

For purposes of the foregoing, total Fixed Charges will be determined by excluding any charges resulting from the application of Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” with respect to payments made on Equity Interests other than Disqualified Stock.

“Foreign Subsidiary” means any Restricted Subsidiary of Unifi that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or the Public Company Accounting Oversight Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantor” means any Person that guarantees the notes; provided that upon the release or discharge of such Person from its Subsidiary Guarantee in accordance with the provisions of the indenture, such Person shall cease to be a Guarantor.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person incurred in connection with the ordinary course of business not for speculative purposes under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) foreign exchange contracts and currency protection agreements entered into with one of more financial institutions and designed to protect the person or entity entering into the agreement against fluctuations in currency exchange rates; and

(3) other agreements or arrangements designed to manage fluctuations in interest rates, currency exchange rates or commodity prices.

“Indebtedness” means (without duplication), with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of letters of credit, banker’s acceptances or other similar instruments;

(4) representing the portion of Capital Lease Obligations (that does not constitute interest expense) and Attributable Debt;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed;

(6) all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary that is not a Guarantor, any preferred stock (but excluding, in each case, any accrued dividends); or

(7) representing any Hedging Obligations; if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet prepared in accordance with GAAP. For the avoidance of doubt, trade payables, accrued liabilities arising in the ordinary course of business, obligations of a Person other than principal and any liability for federal, state or local taxes or other taxes shall not be deemed to be Indebtedness.

In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) in the case of any Disqualified Stock of the specified Person or any Guarantor or preferred stock of a Restricted Subsidiary that is not a Guarantor, the repurchase price calculated in accordance with the terms of such Disqualified Stock or preferred stock as if such Disqualified Stock or preferred stock were repurchased on the date on which Indebtedness is required to be determined pursuant to the indenture; provided that if such Disqualified Stock or preferred stock is not then permitted to be repurchased, the greater of the liquidation preference and the book value of such Disqualified Stock or preferred stock;

(3) in the case of Indebtedness of others secured by a Lien on any asset of the specified Person, the lesser of (A) the fair market value of such asset on the date on which Indebtedness is required to be determined pursuant to the indenture and (B) the amount of the Indebtedness so secured;

(4) in the case of the Guarantee by the specified Person of any Indebtedness of any other Person, the maximum liability to which the specified Person may be subject upon the occurrence of the contingency giving rise to the obligation;

(5) in the case of any Hedging Obligations, the net amount payable if such Hedging Obligations were terminated at that time by such Person (after giving effect to any contractually permitted set-off); and

(6) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Intercreditor Agreement” means the Intercreditor Agreement entered into among Unifi, the Guarantors, the Collateral Agent, on behalf of itself, the trustee and the holders of the notes, and the agent under the Credit

Agreement, on behalf of itself and the lenders, as the same may be amended, supplemented or otherwise modified from time to time.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions, including purchases or acquisitions of Equity Interests, for consideration of cash, Cash Equivalents, Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Unifi or any Restricted Subsidiary of Unifi sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Unifi such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Unifi, Unifi will be deemed, without duplication, to have made an Investment on the date of any such sale or disposition in an amount equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by Unifi or any Restricted Subsidiary of Unifi of a Person that holds an Investment in a third Person will be deemed, without duplication, to be an Investment made by Unifi or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person on the date of any such acquisition in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means the date on which the initial notes were first issued.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Mortgages” means the mortgages, deeds of trust, deeds to secure debt or other similar documents securing Liens on the Premises, as well as the other Collateral secured by and described in the mortgages, deeds of trust, deeds to secure debt or other similar documents.

“Net Award” means any awards or proceeds in respect of any condemnation or other eminent domain proceeding relating to any Collateral, net of any cash amounts expended by Unifi or its Restricted Subsidiaries to obtain such awards or proceeds or defend against such condemnation or eminent domain proceedings.

“Net Insurance Proceeds” means any awards or proceeds in respect of any casualty insurance or title insurance claim relating to any Collateral, net of any cash amounts expended by Unifi or its Restricted Subsidiaries to obtain such awards or proceeds.

“Net Income” means, with respect to any specified Person and its Restricted Subsidiaries, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to Sale/Leaseback

Transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2) any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss);

(3) any after-tax effect of income (or loss) from the early extinguishment of Indebtedness or from Hedging Obligations or other derivative instruments;

(4) any impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP; and

(5) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock, equity-based awards or other rights shall be excluded.

“Net Proceeds” means the aggregate cash proceeds received by Unifi or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, consulting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, (ii) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (iii) amounts required to be applied to the repayment of Indebtedness plus any accrued interest, fees, expenses, premiums, consent payments or liquidated damages in connection therewith, (iv) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (v) payments of unassumed liabilities (not constituting Indebtedness) relating to the assets and (vi) amounts required to be paid to any Person (other than Unifi or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale or having a Lien thereon. With respect to a Recovery Event, “Net Proceeds” shall mean the Net Award or Net Insurance Proceeds, as applicable, in respect of such Recovery Event, net of (i) taxes paid or payable as a result of the Recovery Event, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (ii) amounts required to be applied to the repayment of Indebtedness plus any accrued interest, fees, expenses, premiums, consent payments or liquidated damages in connection therewith, (iii) any reserve for adjustment in respect of the recovery amounts in respect of such asset or assets established in accordance with GAAP, and (iv) amounts required to be paid to any Person (other than Unifi or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Recovery Event or having a Lien thereon.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Unifi nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) is the lender (other than by a pledge of the Capital Stock or other securities of the Person incurring such Non-Recourse Debt);

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Unifi or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Unifi or any stock or assets of its Restricted Subsidiaries or the assets of Unifi (other than a pledge of the Capital Stock or other securities of the entity incurring the Non-Recourse Debt).

“Obligations” means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereto.

“Offering Memorandum” means the final Offering Memorandum relating to the issuance of the initial notes, dated May 26, 2006.

“Officers’ Certificate” means a certificate signed by an Officer which complies with the provisions of the indenture.

“Permitted Business” means the lines of business conducted by Unifi and its Restricted Subsidiaries on the Issue Date and any business incidental or reasonably related thereto or which is a reasonable extension thereof as determined in good faith by Unifi’s Board of Directors (including, without limitation, the design, development, production, distribution and sale of yarns, fibers, textiles, fabrics and other related goods).

“Permitted Investments” means:

(1) any Investment in Unifi or in a Restricted Subsidiary of Unifi;

(2) any Investment in cash and Cash Equivalents;

(3) any Investment by Unifi or any Restricted Subsidiary of Unifi in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Unifi; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Unifi or a Restricted Subsidiary of Unifi;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” or any non-cash consideration received in connection with a disposition of assets excluded from the definition of “Asset Sales;”

(5) workers’ compensation, utility, performance, lease and similar deposits and prepaid expenses in the ordinary course of business and endorsements of negotiable instruments and documents in the ordinary course of business;

(6) loans or advances to employees (other than executive officers) made in the ordinary course of business of Unifi or such Restricted Subsidiary in an aggregate amount not to exceed $1.0 million at any one time outstanding; provided, however, that Unifi and its Subsidiaries shall comply in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith relating to such loans and advances;

(7) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Unifi or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(8) Hedging Obligations;

(9) repurchase of the notes or Exchange Notes and related Subsidiary Guarantees;

(10) advances or extensions of credit on terms customary in the industry in the form of accounts or other receivables incurred (provided that such terms may include such concessionary trade terms as Unifi or its

Restricted Subsidiary deems reasonable under the circumstances), and loans and advances made in settlement of such accounts receivable, all in the ordinary course of business;

(11) Investments existing on the Issue Date and Investments consisting of Equity Interests of Yihua Unifi Fibre Industry Company Limited received in exchange for the Indebtedness of Yihua Unifi Fibre Industry Company Limited owing to Unifi or any subsidiary in an amount not to exceed the aggregate principal amount outstanding on the Issue Date;

(12) guarantees issued in accordance with the covenant set forth under the caption “—Certain Covenants—Incurrence of Indebtedness;”

(13) advances, loans or extensions of credit to suppliers and vendors in the ordinary course of business;

(14) Investments in Permitted Joint Ventures in an aggregate amount, together with all other Investments made pursuant to this clause (14), not to exceed 5.0% of Consolidated Net Tangible Assets (with the fair market value of such Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (14) is made in a Person that is not a Restricted Subsidiary of Unifi at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of Unifi after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above (to the extent the Investment is permitted under such clause) and shall cease to have been made pursuant to this clause (14).

(15) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(16) Investments consisting of the licensing or sublicensing of intellectual property;

(17) Investments in Permitted Joint Ventures or Unrestricted Subsidiaries engaged in a Permitted Business made with the net proceeds from the sale or other disposition of Equity Interests in any Permitted Joint Venture in existence on the Issue Date, less the amount of any Investment made in such Permitted Joint Venture after the Issue Date; provided, however, that, in the case of sales of Equity Interests in a Permitted Joint Venture directly held on the Issue Date by Unifi or a Guarantor, (i) up to $15.0 million of the proceeds from such sales in the aggregate since the Issue Date may be used to make Investments pursuant to this clause (17) in any Permitted Joint Venture or Unrestricted Subsidiary engaged in a Permitted Business, and (ii) otherwise, the proceeds from such sales used to make Investments pursuant to this clause (17) shall be used to make Investments in a Permitted Joint Venture or Unrestricted Subsidiary that is engaged in a Permitted Business and is directly held by Unifi or a Guarantor (and such Equity Interests in such Permitted Joint Venture or Unrestricted Subsidiary shall be included in the First Priority Collateral in accordance with the terms, provisions and exclusions of the Collateral Documents);

(18) transfers of Assets Held for Sale or Investments made with the proceeds from the sale of such Assets Held for Sale by Unifi and its Restricted Subsidiaries to Permitted Joint Ventures or Unrestricted Subsidiaries engaged in a Permitted Business;

(19) contributions of assets or other property to a Permitted Joint Venture or an Unrestricted Subsidiary consisting of assets or other property received by Unifi in connection with a contribution to Unifi’s common equity capital or a purchase or issuance of Unifi’s Equity Interests (other than Disqualified Stock of Unifi); provided that such real property or other property is specifically identified in an Officer’s Certificate delivered to the trustee; and

(20) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (20) that are at the time outstanding, not to exceed $12.5 million; provided, however, that if any Investment pursuant to this clause (20) is made in a Person that is not a Restricted Subsidiary of Unifi at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of Unifi after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above (to the extent the Investment is permitted under such clause) and shall cease to have been made pursuant to this clause (20).

“Permitted Joint Ventures” means any Person which is, directly or indirectly, through its Subsidiaries or otherwise, engaged principally in a Permitted Business, and the Capital Stock (or securities convertible into Capital Stock) of which is owned, directly or indirectly, by Unifi or one or more of its Restricted Subsidiaries and one or more other Person other than Unifi or any of its Subsidiaries or Affiliates; provided that such other Person or Persons shall own Capital Stock constituting (1) at least 25% of the Capital Stock and (2) at least 25% of the Voting Stock of such Permitted Joint Venture.

“Permitted Liens” means:

(1) Liens to secure Indebtedness and other Obligations under any Credit Agreement permitted by clause (1) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness” (and related Hedging Obligations); provided that any such Liens on First Priority Collateral shall be subject to the terms of the Intercreditor Agreement;

(2) Liens in favor of Unifi or any Guarantor;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Unifi or any Restricted Subsidiary of Unifi or becomes a Restricted Subsidiary of Unifi; provided that such Liens were in existence prior to and not incurred in connection with the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Unifi or the Restricted Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by Unifi or any Restricted Subsidiary of Unifi, provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens existing on the Issue Date;

(7) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8) Liens to secure Indebtedness and other obligations (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness” covering only the assets acquired with or financed by such Indebtedness;

(9) statutory Liens or landlords and carriers’, warehouseman’s, mechanics’, suppliers’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business;

(10) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

(11) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(12) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person and minor defects in title or Liens or other exception to title that appear on a policy of title insurance, or a commitment to issue such a policy, with respect to any Collateral in favor of the trustee on the Issue Date;

(13) Liens created for the benefit of (or to secure) the notes, the additional notes, the Exchange Notes or the related Subsidiary Guarantees or any Obligations owing to the trustee or the Collateral Agent under the indenture, the Collateral Documents or the Intercreditor Agreement;

(14) rights of banks to set off deposits against debts owed to said bank;

(15) Liens upon specific items of inventory or other goods and proceeds of Unifi or its Subsidiaries securing Unifi’s or any Restricted Subsidiary’s Obligations in respect of bankers’ acceptances issued or created for the account of any such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(16) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(17) Liens in favor of customs, revenue or other similar authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(18) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness, (y) accrued interest and (z) an amount necessary to pay any fees and expenses, including premiums, consent payments or liquidated damages, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and

(19) Liens with respect to obligations that do not exceed $5.0 million at any one time outstanding;

(20) Liens under licensing or sublicensing agreements for use of intellectual property;

(21) Leases or subleases to third parties;

(22) Liens securing Indebtedness permitted by clauses (9), (10), (11), (13), (14) or (15) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness;”

(23) Liens encumbering deposits made to secure obligations arising from statutory, regulatory or contractual requirements of Unifi or a Restricted Subsidiary, including rights of offset and set-off;

(24) Liens on materials, inventory or consumables and the proceeds therefrom securing trade payables relating to such materials, inventory or consumables;

(25) Factoring Liens relating to Indebtedness permitted to be incurred pursuant to the indenture; and

(26) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (25) provided that the Lien so extended, renewed or replaced does not extend to any additional property or assets.

“Permitted Refinancing Indebtedness” means any Indebtedness of Unifi or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, refund or discharge other Indebtedness of Unifi or any of its Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased, refunded or discharged (plus all accrued interest on the Indebtedness and the amount of all fees, expenses, premiums, consent payments or liquidated damages incurred in connection therewith);

(2) (a) if the Stated Maturity of the Indebtedness being refinanced is the same as or earlier than the Stated Maturity of the notes, such Permitted Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the notes, such Permitted Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the notes;

(3) such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased, refunded or discharged;

(4) if the Indebtedness being extended, refinanced, renewed, replaced, defeased, refunded or discharged is subordinated in right of payment to the notes or any Subsidiary Guarantee, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes or the Subsidiary Guarantees, as the case may be, on terms at least as favorable to the holders of the notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased, refunded or discharged; and

(5) if the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased, refunded or discharged is Unifi or any Guarantor, such refinancing Indebtedness is incurred either by Unifi or by another Guarantor.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Recovery Event” means any event, occurrence, claim or proceeding that results in any Net Award or Net Insurance Proceeds.

“Restoration” has the meaning ascribed to it in the applicable Collateral Document.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, Inc., or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement relating to property or assets owned by Unifi or a Subsidiary on the Issue Date or thereafter acquired by Unifi or a Subsidiary whereby Unifi or a Subsidiary transfers such property or assets to a Person (other than Unifi or a Restricted Subsidiary of Unifi) and Unifi or a Subsidiary leases such property or assets from such Person.

“Second Priority Collateral” means the inventory, accounts receivable, general intangibles (other than any uncertificated securities representing Capital Stock of any Subsidiary of Unifi or the Guarantors and each Person in which Unifi or a Guarantor has a direct interest), investment property (other than Capital Stock of any Subsidiary of Unifi or the Guarantors and each Person in which Unifi or a Guarantor has a direct interest), chattel paper, documents, instruments, supporting obligations, letter of credit rights, deposit accounts and other personal property, and all proceeds relating to any of the above, which secure the Credit Agreement on a first-priority basis, now owned or hereafter acquired by Unifi and the Guarantors and other than Excluded Assets, as to which the notes have a second-priority Lien.

“Second Priority Collateral Account” means any segregated account under the sole control of the Collateral Agent that is free from all other Liens (other than Liens securing the notes) and includes all cash and Cash Equivalents received by the Collateral Agent from Asset Sales of Second Priority Collateral, Recovery Events of Second Priority Collateral, foreclosures on or sales of Second Priority Collateral or any other awards or proceeds related to Second Priority Collateral pursuant to the Collateral Documents.

“Shelf Registration Statement” has the meaning set forth for such term in the registration rights agreement.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of Unifi as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” of a Person means any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to the notes pursuant to a written agreement. For purposes of the foregoing, for the avoidance of doubt, no Indebtedness shall be deemed to be subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured or secured by a lower priority Lien or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of the Board of Directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (or any comparable foreign entity) (a) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means any guarantee by a Guarantor of Unifi’s payment Obligations pursuant to the terms of the indenture and on the notes.

“Unrestricted Subsidiary” means any Subsidiary of Unifi that is designated by the Board of Directors of Unifi as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with Unifi or any Restricted Subsidiary of Unifi unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Unifi or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Unifi;

(3) is a Person with respect to which neither Unifi nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Unifi or any of its Restricted Subsidiaries (other than in the form of a pledge of its Capital Stock or other securities or a Guarantee of the notes, additional notes, the Exchange Notes, the Subsidiary Guarantees or Obligations thereunder).

“Voting Stock” of any specified Person as of any date means (i) in the case of a corporation (or other similar entity), the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person, (ii) in the case of a partnership, partnership interests entitled to elect or replace the general partner (or equivalent person) thereof, (iii) in the case of a limited liability company, membership interests entitled, by contract or otherwise, to manage, or to elect to appoint the Persons that will manage the operations or business of the limited liability company.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material anticipated U.S. federal income tax consequences to a U.S. Holder and to a Non-U.S. Holder, each as defined below, and of certain material anticipated U.S. federal estate tax consequences to a Non-U.S. Holder, of an exchange of initial notes for exchange notes in this offering and of the ownership and disposition of exchange notes. In the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our special tax counsel, subject to the exceptions, assumptions, and qualifications set forth below, the discussion accurately describes the material U.S. federal income tax consequences to a U.S. Holder and the material U.S. federal income and estate tax consequences to a Non-U.S. Holder of the consummation of the exchange offer and of the ownership and disposition of exchange notes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, administrative pronouncements or practices, and judicial decisions, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to the classification of the initial notes or exchange notes for U.S. federal income tax purposes or any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions discussed herein or that a U.S. court will not sustain such a challenge.

This discussion does not address any U.S. federal alternative minimum tax; U.S. federal estate, gift, or other non-income tax except as expressly provided below; or any state, local, or non-U.S. tax consequences of an exchange of initial notes for exchange notes or of the ownership or disposition of exchange notes. In addition, this discussion does not address the U.S. federal income tax consequences to beneficial owners of initial notes or exchange notes subject to special rules, including, for example, beneficial owners that:

(i) are banks, financial institutions, or insurance companies,

(ii) are regulated investment companies or real estate investment trusts,

(iii) are brokers, dealers, or traders in securities or currencies,

(iv) are tax-exempt organizations,

(v) hold initial notes or exchange notes as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments,

(vi) acquire initial notes or exchange notes as compensation for services,

(vii) have a functional currency other than the U.S. dollar,

(viii) use the mark-to-market method of accounting, or

(ix) are U.S. expatriates.

As used herein, a “Holder” means a beneficial owner of an exchange note. A “U.S. Holder” means a Holder that is:

(i) an individual citizen or resident of the U.S. for U.S. federal income tax purposes,

(ii) a corporation or any other entity taxable as a corporation for U.S. federal income tax purposes organized under the laws of the U.S. or any political subdivision thereof, including any State and the District of Columbia,

(iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or

(iv) a trust that:

(a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions, or

(b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a Holder is a partnership or any other entity taxable as a partnership for U.S. federal income tax purposes (a “Partnership”), the U.S. federal income tax consequences to an owner or partner in such Partnership generally will depend on the status of such owner or partner and on the activities of such Partnership. A Holder that is a Partnership or an owner or partner in a Partnership is urged to consult its own tax advisor regarding the U.S. federal income tax consequences of an exchange of initial notes for exchange notes in this offering and of the ownership or disposition of exchange notes. As used herein, a “Non-U.S. Holder” means a Holder that is neither a U.S. Holder nor a Partnership or an owner or partner in a Partnership.

This discussion assumes that initial notes were, and exchange notes will be, capital assets, within the meaning of the Code, in the hands of a Holder at all relevant times.

A HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR CIRCUMSTANCES AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S., OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Exchange of an Initial Note for an Exchange Note

An exchange of an initial note for an exchange note in this offering will not be a taxable exchange for U.S. federal income tax purposes, and a Holder will not recognize any gain or loss on such exchange. Following an exchange of an initial note for an exchange note in this offering, a Holder’s holding period in its exchange notes will include its holding period in the initial notes exchanged therefor, and a Holder’s tax basis in its exchange notes will equal its adjusted tax basis in the initial notes exchanged therefor immediately before such exchange.

Tax Considerations for a U.S. Holder

Payments of Interest

Stated interest on an exchange note generally will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Payments on Early Redemptions or Other Circumstances

In certain circumstances (see “Description of the Notes—Optional Redemption” and “Description of the Notes—Repurchase at the Option of Holders—Change of Control”), the Company may be obligated or entitled to redeem exchange notes before their stated maturity date, possibly for amounts in excess of the stated principal thereof. According to Treasury regulations, the possibility that any such redemption might occur will not affect the amount, timing, or character of interest income to be currently recognized by a U.S. Holder if there was only a remote chance as of the date the initial notes were issued that any of the circumstances that would give rise to any such redemption (considered individually and in the aggregate) will occur. Because the Company believed as of the date the initial notes were issued that there was only a remote chance that any such redemption would occur the Company does not intend to treat such potential redemptions as part of or affecting the yield to maturity of an exchange note. In the event that such a contingency does occur, it would affect the amount and timing of the income that a U.S. Holder will recognize. The Company’s determination that these contingencies are remote is binding on a U.S. Holder unless such U.S. Holder discloses a contrary position in the manner required by applicable Treasury regulations. The Company’s determination is not binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder might be required to accrue income on an exchange note at a higher yield and to treat as ordinary income (rather than as capital gain) any income realized on the taxable disposition of an exchange note before the resolution of such contingencies.

Sale, Exchange, or Retirement of an Exchange Note

A U.S. Holder generally will recognize gain or loss on the sale, exchange, retirement, or other taxable disposition of an exchange note in an amount equal to the difference between:

(i) the amount of U.S. dollars plus the fair market value of any other property received (other than any amount received in respect of accrued but unpaid interest not included previously in income, which will be taxable as ordinary income if not included previously in such U.S. Holder’s gross income), and

(ii) the U.S. Holder’s adjusted tax basis in the exchange note.

A U.S. Holder’s adjusted tax basis in an exchange note generally will be the U.S. Holder’s adjusted tax basis in the initial note exchanged therefor decreased by any payment from the Company to the U.S. Holder on such exchange note (other than a payment of qualified stated interest). Gain or loss recognized on the sale, exchange, retirement, or other taxable disposition of an exchange note generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in such exchange note exceeds one year. Long-term capital gain is subject to U.S. federal income tax at a reduced rate to a non-corporate U.S. Holder. The deductibility of capital losses is subject to limitations.

Tax Considerations for a Non-U.S. Holder

The rules governing the U.S. federal income taxation of a Non-U.S. Holder are complex. A Non-U.S. Holder is urged to consult its own tax advisor regarding the application of U.S. federal tax laws, including any information reporting requirements, to its particular circumstances and any tax consequences arising under the laws of any state, local, non-U.S., or other taxing jurisdiction.

U.S. Federal Income Tax

Payments of interest on exchange notes by the Company or the Company’s paying agent to a Non-U.S. Holder generally will not be subject to withholding of U.S. federal income tax if such interest will qualify as “portfolio interest.” Interest on exchange notes paid to a Non-U.S. Holder will qualify as portfolio interest if:

•	for U.S. federal income tax purposes, such Non-U.S. Holder does not own directly or indirectly, actually or constructively, 10% or more of the total combined voting power of all classes of Company stock entitled to vote;

•	for U.S. federal income tax purposes, such Non-U.S. Holder is not a controlled foreign corporation related directly or indirectly to the Company through stock ownership;

•	such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•	the certification requirement, described below, has been fulfilled with respect to such Non-U.S. Holder.

The certification requirement will be fulfilled if either:

(i) the Non-U.S. Holder provides to the Company or the Company’s paying agent an IRS Form W-8BEN (or successor form), signed under penalty of perjury, that includes such Non-U.S. Holder’s name, address, and a certification as to its non-U.S. status, or

(ii) a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the exchange notes on behalf of such Non-U.S. Holder, and provides to the Company or the Company’s paying agent a statement, signed under penalty of perjury, in which such organization, bank, or other financial institution certifies that it has received an IRS Form W-8BEN (or successor form) from such Non-U.S. Holder or from another financial institution acting on behalf of such Non-U.S. Holder and provides to the Company or the Company’s paying agent a copy thereof.

Other methods might be available to satisfy the certification requirement depending on a Non-U.S. Holder’s particular circumstances.

The gross amount of any payment of interest on a Non-U.S. Holder’s exchange notes that does not qualify for the portfolio interest exception will be subject to withholding of U.S. federal income tax at the statutory rate of 30% unless:

(i) such Non-U.S. Holder provides a properly completed IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding of U.S. federal income tax under an applicable tax treaty, or

(ii) such interest is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. Holder and such Non-U.S. Holder provides a properly completed IRS Form W-8ECI (or successor form).

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax or to withholding of U.S. federal income tax on any gain realized on the sale, exchange, redemption, retirement, or other disposition of an exchange note unless:

(i) such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of such disposition and other applicable conditions are met, or

(ii) such gain is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. Holder and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder.

If a Non-U.S. Holder is engaged in a U.S. trade or business and interest on an exchange note or gain realized on the disposition of an exchange note is effectively connected with the conduct of such U.S. trade or business, such Non-U.S. Holder generally will be subject to regular U.S. federal income tax on such interest and gain on a net basis in the same manner as if such Non-U.S. Holder were a U.S. Holder, unless an applicable tax treaty provides otherwise. In addition, if such Non-U.S. Holder is a non-U.S. corporation:

(i) such interest and gain will be included in the non-U.S. corporation’s earnings and profits, and

(ii) such non-U.S. corporation may be subject to the branch profits tax on its effectively connected earnings and profits for the taxable year, subject to certain adjustments, at the statutory rate of 30% unless such rate is reduced or the branch profit tax is eliminated by an applicable tax treaty.

Although such effectively connected income will be subject to U.S. federal income tax, and may be subject to the branch profits tax, it generally will not be subject to withholding of U.S. federal income tax if a Non-U.S. Holder provides a properly completed IRS Form W-8ECI (or successor form).

In certain circumstances (see “Description of the Notes—Optional Redemption” and “Description of the Notes—Repurchase at the Option of Holders—Change of Control”), the Company may be entitled or obligated to redeem exchange notes before their stated maturity date, possibly for amounts in excess of the stated principal thereof. Although the Company believes that as of the date the initial notes were issued there was only a remote chance that any such contingent payment would be made, a contingent payment actually made and treated as in the nature of interest for U.S. federal income tax purposes should be subject to U.S. federal income tax, including possible withholding tax, generally in the same manner as stated interest. A Non-U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal income tax consequences of any such contingent payment.

U.S. Federal Estate Tax

An exchange note held or treated as held by an individual who is a non-resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of his or her death will not be subject to U.S. federal estate tax, provided that:

(i) the interest on the exchange note is exempt from withholding of U.S. federal income tax under the portfolio interest exemption discussed above (without regard to the certification requirement), and

(ii) interest on the exchange note will not be effectively connected with the conduct of a U.S. trade or business by such individual.

An individual may be a Non-U.S. Holder but not a non-resident of the U.S. for U.S. federal estate tax purposes. A Non-U.S. Holder that is an individual is urged to consult its own tax advisor regarding the possible application of the U.S. federal estate tax to its particular circumstances, including the effect of any applicable treaty.

Information Reporting and Backup Withholding

A Holder may be subject, under certain circumstances, to information reporting and/or backup withholding at the applicable rate (currently 28%) with respect to certain payments of principal of, and interest on, an exchange note, and the proceeds of a disposition of an exchange note before maturity. Backup withholding may apply to a U.S. Holder that:

(i) fails to furnish its taxpayer identification number, or TIN, which for an individual is his or her Social Security number, within a reasonable time after a request therefor,

(ii) furnishes an incorrect TIN,

(iii) is notified by the IRS that it failed to report properly certain interest or dividends, or

(iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that it is a U.S. person, that the TIN provided is correct, and that it has not been notified by the IRS that it is subject to backup withholding.

The application for exemption is available by providing a properly completed IRS Form W-9 (or successor form). These requirements generally do not apply with respect to certain U.S. Holders, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, certain financial institutions and individual retirement accounts.

The Company generally must report to the IRS and to a Non-U.S. Holder the amount of interest on exchange notes paid to such Non-U.S. Holder and the amount of any tax withheld in respect of such interest payments. Copies of information returns that report such interest payments and any withholding of U.S. federal income tax may be made available to tax authorities in a country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty.

Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. A U.S. Holder is urged to consult its own tax advisor regarding the application of information reporting and backup withholding in its particular circumstances, the availability of an exemption from backup withholding, and the procedure for obtaining any such available exemption.

If a Non-U.S. Holder provides the applicable IRS Form W-8BEN or other applicable form (together with all appropriate attachments, signed under penalties of perjury, and identifying such Non-U.S. Holder and stating that it is not a U.S. person), and the Company or the Company’s paying agent, as the case may be, has neither actual knowledge nor reason to know that such Non-U.S. Holder is a U.S. person, then such Non-U.S. Holder will not be subject to U.S. backup withholding with respect to payments of principal or interest on exchange notes made by the Company or the Company’s paying agent. Special rules apply to pass-through entities and this certification requirement may also apply to beneficial owners of pass-through entities.

Payment of the proceeds of a disposition of an exchange note by a Non-U.S. Holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless such Non-U.S. Holder:

(i) certifies its non-U.S. status on IRS Form W-8BEN (or successor form) signed under penalty of perjury, or

(ii) otherwise establishes an exemption.

Payment of the proceeds of a disposition of an exchange note by a Non-U.S. Holder made to or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding unless such non-U.S. broker is a “U.S. Related Person” (as defined below). Payment of the proceeds of a disposition of an exchange note by a Non-U.S. Holder made to or through a non-U.S. office of a U.S. broker or a U.S. Related Person generally will not be subject to backup withholding, but will be subject to information reporting, unless:

(i) such Non-U.S. Holder certifies its non-U.S. status on IRS Form W-8BEN (or successor form) signed under penalty of perjury, or

(ii) such U.S. broker or U.S. Related Person has documentary evidence in its records as to the non-U.S. status of such Non-U.S. Holder and has neither actual knowledge nor reason to know that such Non-U.S. Holder is a U.S. person.

For this purpose, a “U.S. Related Person” is:

(i) a controlled foreign corporation for U.S. federal income tax purposes,

(ii) a non-U.S. person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business, or

(iii) a non-U.S. partnership if at any time during its taxable year one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interest of the partnership or if, at any time during its taxable year, the partnership is engaged in the conduct of a U.S. trade or business.

Backup withholding is not an additional tax. Any amount withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS. A Non-U.S. Holder is urged to consult its own tax advisor regarding the application of information reporting and backup withholding in its particular circumstances, the availability of an exemption from backup withholding, and the procedure for obtaining any such available exemption.

CERTAIN ERISA CONSIDERATIONS

IRS Circular 230 disclosure: To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written to be relied upon, and cannot be relied upon by Holders, for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) each Holder should seek advice based on its particular circumstances from an independent tax advisor.

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, which we refer to collectively as Similar Laws, and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement, each of which we refer to as a Plan.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code, or an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Certain plans that are not subject to ERISA, including plans maintained by state and local governmental entities, are nonetheless subject to investment restrictions under the terms of applicable local law. Such restrictions may preclude the purchase of the notes and any such plan purchasing the notes will be deemed to have represented that its purchasing, holding and disposition of the notes will not violate any applicable law.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest”, within the meaning of ERISA, or “disqualified persons”, within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes (or exchange notes) by an ERISA Plan with respect to which the issuer, the initial purchasers, or the guarantor subsidiaries are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE

84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note (and an exchange note), each purchaser and subsequent transferee of a note (and an exchange note) will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes (and the exchange notes).

PLAN OF DISTRIBUTION

Each broker-dealer who holds initial notes that are transfer restricted securities that were acquired for its own account as a result of market-making activities or other trading activities (other than transfer restricted securities acquired directly from us or any of our affiliates), may exchange such transfer restricted securities in the exchange offer.

Each broker-dealer that receives exchange notes for its own account in the exchange offer in exchange for initial notes acquired by such broker-dealer as a result of market-making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales, offers to resell or other transfers of the exchange notes received by it in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after the completion of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until March 20, 2007, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will opine that the exchange notes are binding obligations of the registrant and will pass on the validity of the guarantees offered hereby. Moore & Van Allen PLLC will pass on certain legal matters of North Carolina law relating to the guarantors. Paul, Weiss, Rifkind, Wharton & Garrison LLP has relied upon the opinion of this firm as to matters of state law in the indicated jurisdiction.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 25, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of June 25, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. We have included our financial statements at June 25, 2006 and June 26, 2005 and for each of the three years in the period ended June 25, 2006 in the prospectus and elsewhere in the registration statement and our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The financial statements of Yihua Unifi Fibre Industry Company Limited at May 30, 2006 and for the period from August 4, 2005 (date of inception) to May 30, 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young Hua Ming, Shanghai Branch, The People’s Republic of China, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 to register the exchange notes. We are subject to the informational requirements of the Exchange Act, and file reports, proxy statements and other information with the SEC. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports, proxy statements and information may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, such as us, that file electronically with the SEC. The address of this web site is http://www.sec.gov.

Anyone who receives a copy of this prospectus may obtain a copy of the indenture without charge by writing to

Mr. William Lowe, Jr.

Unifi, Inc.

P.O. Box 19109

Greensboro, NC 27419-9109

(336) 294-4410

UNIFI, INC .

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets, June 25, 2006 and June 26, 2005	F-3

Consolidated Statements of Operations for the Years Ended June 25, 2006, June 26, 2005 and June 27, 2004	F-4

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (Loss) for the Years Ended June 25, 2006, June 26, 2005 and June 27, 2004	F-5

Consolidated Statements of Cash Flows for the Years Ended June 25, 2006, June 26, 2005 and June 27, 2004	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Unifi, Inc.

We have audited the accompanying consolidated balance sheets of Unifi, Inc. as of June 25, 2006, and June 26, 2005, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended June 25, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unifi, Inc. at June 25, 2006 and June 26, 2005 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 25, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Greensboro, North Carolina

August 30, 2006

UNIFI, INC.

CONSOLIDATED BALANCE SHEETS

	June 25, 2006	June 26, 2005
	(Amounts in thousands, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$35,317	$105,621
Receivables, net	93,236	106,437
Inventories	116,018	110,827
Deferred income taxes	11,739	14,578
Assets held for sale	15,419	32,536
Restricted cash	—	2,766
Other current assets	9,229	15,590

Total current assets	280,958	388,355

Property, plant and equipment:
Land	3,628	3,979
Buildings and improvements	170,377	166,504
Machinery and equipment	642,192	664,228
Other	100,140	120,748

	916,337	955,459
Less accumulated depreciation	(676,641)	(675,727)

	239,696	279,732
Investments in unconsolidated affiliates	190,217	160,675
Other noncurrent assets	21,766	16,613

	$732,637	$845,375

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$68,593	$62,666
Accrued expenses	23,869	45,618
Deferred gain	323	—
Income taxes payable	2,303	2,292
Current maturities of long-term debt and other current liabilities	6,330	35,339

Total current liabilities	101,418	145,915

Long-term debt and other liabilities	202,110	259,790
Deferred gain	295	—
Deferred income taxes	45,861	55,913
Minority interests	—	182
Commitments and contingencies
Shareholders’ equity:
Common stock, $0.10 par (500,000 shares authorized, 52,208 and 52,145 shares outstanding)	5,220	5,215
Capital in excess of par value	929	208
Retained earnings	382,082	396,448
Unearned compensation	—	(128)
Accumulated other comprehensive loss	(5,278)	(18,168)

	382,953	383,575

	$732,637	$845,375

The accompanying notes are an integral part of the financial statements.

UNIFI, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years Ended
	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands, except per share data)
Summary of Operations:
Net sales	$738,825	$793,796	$666,383
Cost of sales	696,055	762,717	625,983
Selling, general and administrative expenses	41,534	42,211	45,963
Provision for bad debts	1,256	13,172	2,389
Interest expense	19,247	20,575	18,698
Interest income	(4,489)	(2,152)	(2,152)
Other (income) expense, net	(3,118)	(2,300)	(2,590)
Equity in (earnings) losses of unconsolidated affiliates	(825)	(6,938)	6,877
Minority interest income	—	(530)	(6,430)
Restructuring charges (recovery)	(254)	(341)	8,229
Arbitration costs and expenses	—	—	182
Alliance plant closure recovery	—	—	(206)
Write down of long-lived assets	2,366	603	25,241
Goodwill impairment	—	—	13,461
Loss from early extinguishment of debt	2,949	—	—

Loss from continuing operations before income taxes and extraordinary item	(15,896)	(33,221)	(69,262)
Benefit for income taxes	(1,170)	(13,483)	(25,113)

Loss from continuing operations before extraordinary item	(14,726)	(19,738)	(44,149)
Income (loss) from discontinued operations, net of tax	360	(22,644)	(25,644)

Loss before extraordinary item	(14,366)	(42,382)	(69,793)
Extraordinary gain—net of taxes of $0	—	1,157	—

Net loss	$(14,366)	$(41,225)	$(69,793)

Income (losses) per common share (basic and diluted):
Loss from continuing operations before extraordinary item	$(.28)	$(.38)	$(.85)
Income (loss) from discontinued operations, net of tax	—	(.43)	(.49)
Extraordinary gain—net of taxes of $0	—	.02	—

Net loss per common share	$(.28)	$(.79)	$(1.34)

The accompanying notes are an integral part of the financial statements.

UNIFI, INC.

CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Shares Outstanding	Common Stock	Capital in Excess of Par Value	Retained Earnings	Unearned Compensation	Other Comprehensive Income (Loss)	Total Shareholders’ Equity	Comprehensive Income (Loss) Note 1
	(Amounts in thousands)
Balance June 29, 2003	53,399	$5,340	$—	$515,572	$(302)	$(40,862)	$479,748	—

Purchase of stock	(1,304)	(131)	(7)	(8,242)	—	—	(8,380)	—
Cancellation of unvested restricted stock	(2)	—	—	(18)	18	—	—	—
Issuance of restricted stock	22	2	134	—	(136)	—	—	—
Amortization of restricted stock	—	—	—	—	192	—	192	—
Currency translation adjustments	—	—	—	—	—	134	134	$134
Net loss	—	—	—	(69,793)	—	—	(69,793)	(69,793)

Balance June 27, 2004	52,115	5,211	127	437,519	(228)	(40,728)	401,901	$(69,659)

Purchase of stock	(1)	—	(2)	—	—	—	(2)	—
Options exercised	33	4	101	—	—	—	105	—
Cancellation of unvested restricted stock	(2)	—	(18)	—	15	—	(3)	—
Amortization of restricted stock	—	—	—	—	85	—	85	—
Currency translation adjustments	—	—	—	—	—	19,580	19,580	$19,580
Liquidation of foreign subsidiaries	—	—	—	154	—	2,980	3,134	2,980
Net loss	—	—	—	(41,225)	—	—	(41,225)	(41,225)

Balance June 26, 2005	52,145	5,215	208	396,448	(128)	(18,168)	383,575	$(18,665)

Reclassification upon adoption of SFAS 123R	—	(1)	27	—	128	—	154	—
Options exercised	63	6	168	—	—	—	174	—
Stock option tax benefit	—	—	1	—	—	—	1	—
Stock option expense	—	—	394	—	—	—	394	—
Cancellation of unvested restricted stock	—	—	131	—	—	—	131	—
Currency translation adjustments	—	—	—	—	—	5,550	5,550	$5,550
Liquidation of foreign subsidiaries	—	—	—	—	—	7,340	7,340	7,340
Net loss	—	—	—	(14,366)	—	—	(14,366)	(14,366)

Balance June 25, 2006	52,208	$5,220	$929	$382,082	$—	$(5,278)	$382,953	$(1,476)

The accompanying notes are an integral part of the financial statements.

UNIFI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended
	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
Cash and cash equivalents at beginning of year	$105,621	$65,221	$76,801
Operating activities:
Net loss	(14,366)	(41,225)	(69,793)
Adjustments to reconcile net loss to net cash provided by continuing operating activities:
Extraordinary gain	—	(1,157)	—
(Income) loss from discontinued operations	(360)	22,644	25,644
Net (income) loss of unconsolidated equity affiliates, net of distributions	1,945	(2,302)	8,695
Depreciation	48,669	51,542	56,226
Amortization	1,276	1,350	1,377
Net (gain) loss on asset sales	(1,755)	(1,770)	(3,227)
Non-cash portion of loss on extinguishment of debt	1,793	—	—
Non-cash portion of restructuring charges (recovery)	(254)	(341)	7,155
Non-cash write down of long-lived assets	2,366	603	25,241
Non-cash effect of goodwill impairment	—	—	13,461
Deferred income taxes	(7,776)	(19,057)	(28,201)
Provision for bad debts	1,256	13,172	2,389
Change in cash surrender value of life insurance	1,643	(1,077)	3,107
Minority interest	—	(551)	(6,148)
Other	148	(461)	(731)
Changes in assets and liabilities, excluding effects of acquisitions and foreign currency adjustments:
Receivables	10,592	(1,504)	(8,954)
Inventories	(5,844)	20,574	(813)
Other current assets	(1,278)	(901)	(668)
Accounts payable and accrued expenses	(8,504)	(10,933)	(13,539)
Income taxes	542	179	159

Net cash provided by continuing operating activities	30,093	28,785	11,380

Investing activities:
Capital expenditures	(11,988)	(9,422)	(11,124)
Acquisition	(30,634)	(1,358)	(83)
Return of capital from equity affiliates	—	6,138	1,665
Investment of foreign restricted assets	171	388	(323)
Collection of notes receivable	404	520	581
Increase in notes receivable	—	(139)	(711)
Proceeds from sale of capital assets	10,093	2,290	4,242
Restricted cash	2,766	(2,766)	—
Other	(42)	(342)	(24)

Net cash used in investing activities	(29,230)	(4,691)	(5,777)

Financing activities:
Payment of long term debt	(273,134)	—	—
Borrowing of long term debt	190,000	—	—
Debt issuance costs	(8,041)	—	—
Issuance of Company stock	176	104	—
Purchase and retirement of Company stock	—	(2)	(8,390)
Other	825	(20)	(77)

Net cash provided by (used in) financing activities	(90,174)	82	(8,467)

Cash flows of discontinued operations (Revised—See Note 18)
Operating cash flow	(3,342)	(6,273)	(8,358)
Investing cash flow	22,028	13,902	(427)
Financing cash flow	—	—	10

Net cash provided by (used in) discontinued operations	18,686	7,629	(8,775)
Effect of exchange rate changes on cash and cash equivalents	321	8,595	59

Net increase (decrease) in cash and cash equivalents	(70,304)	40,400	(11,580)

Cash and cash equivalents at end of year	$35,317	$105,621	$65,221

The accompanying notes are an integral part of the financial statements.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies and Financial Statement Information

Principles of Consolidation. The Consolidated Financial Statements include the accounts of the Company and all majority-owned subsidiaries. The portion of the income applicable to non-controlling interests in the majority-owned operations is reflected as minority interests in the Consolidated Statements of Operations. The accounts of all foreign subsidiaries have been included on the basis of fiscal periods ended three months or less prior to the dates of the Consolidated Balance Sheets. All significant intercompany accounts and transactions have been eliminated. Investments in 20% to 50% owned companies and partnerships where the Company is able to exercise significant influence, but not control, are accounted for by the equity method and, accordingly, consolidated income includes the Company’s share of the investees’ income or losses.

Fiscal Year. The Company’s fiscal year is the 52 or 53 weeks ending in the last Sunday in June. Fiscal years 2006, 2005 and 2004 were comprised of 52 weeks.

Reclassification. The Company has reclassified the presentation of certain prior year information to conform with the current year presentation.

Restatements. In July 2004, the Company announced the closing of its European manufacturing operations and associated sales offices. Unifi ceased operating its dyed facility in Manchester, England, in June 2004 and ceased its manufacturing operations in Ireland in October 2004. The Company ceased all other European operations by June 2005 and sold the real property, plant and equipment of its European division in fiscal years 2005 and 2006. In July 2005, the Company announced that it had decided to exit the sourcing business and, as of the end of the third quarter of fiscal year 2006, it had substantially liquidated the business. Accordingly, the consolidated financial statements have been restated to present these results as discontinued operations for all periods presented.

Revenue Recognition. Revenues from sales are recognized at the time shipments are made and include amounts billed to customers for shipping and handling. Costs associated with shipping and handling are included in cost of sales in the Consolidated Statements of Operations. Freight paid by customers is included in net sales in the Consolidated Statements of Operations.

Foreign Currency Translation. Assets and liabilities of foreign subsidiaries are translated at year-end rates of exchange and revenues and expenses are translated at the average rates of exchange for the year. Gains and losses resulting from translation are accumulated in a separate component of shareholders’ equity and included in comprehensive income (loss). Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the subsidiary’s functional currency) are included in other income or expense in the Consolidated Statements of Operations.

Cash and Cash Equivalents. Cash equivalents are defined as short-term investments having an original maturity of three months or less.

Restricted Cash. Cash deposits held for a specific purpose or held as security for contractual obligations are classified as restricted cash.

Receivables. The Company extends unsecured credit to its customers as part of its normal business practices. An allowance for losses is provided for known and potential losses arising from yarn quality claims and for amounts owed by customers. Reserves for yarn quality claims are based on historical experience and known pending claims. The ability to collect accounts receivable is based on a combination of factors including the aging of accounts receivable, write-off experience and the financial condition of specific customers. Accounts

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

are written off when they are no longer deemed to be collectible. General reserves are established based on the percentages applied to accounts receivables aged for certain periods of time and are supplemented by specific reserves for certain customer accounts where collection is no longer certain. Establishing reserves for yarn claims and bad debts requires management judgment and estimates, which may impact the ending accounts receivable valuation, gross margins (for yarn claims) and the provision for bad debts. The reserve for such losses was $5.1 million at June 25, 2006 and $14.0 million at June 26, 2005.

Inventories. The Company utilizes the last-in, first-out (“LIFO”) method for valuing certain inventories representing 38.2% and 40.2% of all inventories at June 25, 2006, and June 26, 2005, respectively, and the first-in, first-out (“FIFO”) method for all other inventories. Inventories are valued at lower of cost or market including a provision for slow moving and obsolete items. Market is considered net realizable value. Inventories valued at current or replacement cost would have been approximately $7.3 million and $3.5 million in excess of the LIFO valuation at June 25, 2006, and June 26, 2005, respectively. The Company did not have LIFO liquidations during fiscal year 2006 but experienced LIFO liquidations of $0.3 million pre-tax loss during fiscal year 2005. The Company maintains reserves for inventories valued utilizing the FIFO method and may provide for additional reserves over and above the LIFO reserve for inventories valued at LIFO. Such reserves for both FIFO and LIFO valued inventories can be specific to certain inventory or general based on judgments about the overall condition of the inventory. General reserves are established based on percentage markdowns applied to inventories aged for certain time periods. Specific reserves are established based on a determination of the obsolescence of the inventory and whether the inventory value exceeds amounts to be recovered through expected sales prices, less selling costs; and, for inventory subject to LIFO, the amount of existing LIFO reserves. Estimating sales prices, establishing markdown percentages and evaluating the condition of the inventories require judgments and estimates, which may impact the ending inventory valuation and gross margins. The total inventory reserves on the Company’s books, including LIFO reserves, at June 25, 2006 and June 26, 2005 were $10.7 million and $7.9 million, respectively. The following table reflects the composition of the Company’s inventory as of June 25, 2006 and June 26, 2005:

	June 25, 2006	June 26, 2005
	(Amounts in thousands)
Raw materials and supplies	$48,594	$47,441
Work in process	10,144	8,497
Finished goods	57,280	54,889

	$116,018	$110,827

Other Current Assets. Other current assets consist of government tax deposits ($4.3 million and $8.9 million), prepaid insurance ($2.5 million and $2.8 million), unrealized gains on hedging contracts ($0.0 million and $1.6 million), prepaid VAT taxes ($1.4 million and $1.0 million), deposits of ($0.7 million and $0.7 million) and other assets ($0.3 million and $0.6 million) as of June 25, 2006 and June 26, 2005, respectively.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation is computed for asset groups primarily utilizing the straight-line method for financial reporting and accelerated methods for tax reporting. For financial reporting purposes, asset lives have been assigned to asset categories over periods ranging between three and forty years. Amortization of assets recorded under capital leases is included with depreciation expense.

Goodwill and Other Intangible Assets. The Company accounts for goodwill and other intangibles under the provisions of Statements of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires that these assets be reviewed for impairment annually, unless specific

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

circumstances indicate that a more timely review is warranted. This impairment test involves estimates and judgments that are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed to be necessary. In addition, future events impacting cash flows for existing assets could render a write down necessary that previously required no such write down.

Other Noncurrent Assets. Other noncurrent assets at June 25, 2006, and June 26, 2005, consist primarily of the cash surrender value of key executive life insurance policies ($4.6 million and $6.1 million), unamortized bond issue costs and debt origination fees ($7.9 million and $2.5 million), restricted cash investments in Brazil ($6.2 million and $4.1 million), strategic investment assets ($1.0 million and $1.4 million), other miscellaneous assets ($1.8 million and $0.7 million), and various notes receivable due from both affiliated and non-affiliated parties ($0.3 million and $1.8 million), respectively. On April 28, 2006 the Company commenced a tender offer to purchase the outstanding $250 million of 2008 senior, unsecured debt securities (the “2008 notes”). The offer expired on May 25, 2006. On May 26, 2006, the Company issued $190 million in senior, secured notes (the “2014 notes”) that expire in 2014, incurring $6.8 million in related issuance costs. As a result, $1.3 million of the remaining 2008 note issue costs were expensed. The Company simultaneously on May 26, 2006 amended its Revolving Credit Facility (“amended revolving credit facility”) to extend its maturity from 2006 to 2011 and increase its borrowing capacity. The Company incurred $1.2 million in origination fees related to the new facility. The debt origination fees relating to the old facility of $0.2 million were expensed in the fourth quarter fiscal 2006. All debt related origination costs have been amortized on the straight-line method over the life of the corresponding debt, which approximates the effective interest method. Accumulated amortization at June 25, 2006 for unamortized debt origination costs attributable to the 2014 notes and 2011 amended credit facility was $0.1 million. Accumulated amortization at June 26, 2005 attributable to the 2008 notes and 2006 Revolving Credit Facility was $7.3 million.

Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For assets held and used, impairment may occur if projected undiscounted cash flows are not adequate to cover the carrying value of the assets. In such cases, additional analysis is conducted to determine the amount of loss to be recognized. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value measured by future discounted cash flows. The analysis requires estimates of the amount and timing of projected cash flows and, where applicable, judgments associated with, among other factors, the appropriate discount rate. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed to be necessary. In addition, future events impacting cash flows for existing assets could render a write down necessary that previously required no such write down.

For assets held for disposal, an impairment charge is recognized if the carrying value of the assets exceeds the fair value less costs to sell. Estimates are required of fair value, disposal costs and the time period to dispose of the assets. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed to be necessary. Actual cash flows received or paid could differ from those used in estimating the impairment loss, which would impact the impairment charge ultimately recognized and the Company’s cash flows.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Accrued Expenses. The following table reflects the composition of the Company’s accrued expenses as of June 25, 2006 and June 26, 2005:

	June 25, 2006	June 26, 2005
	(Amounts in thousands)
Payroll and fringe benefits	$11,112	$14,309
Severance	576	5,252
Interest	1,984	7,325
Pension	—	6,141
Other	10,197	12,591

	$23,869	$45,618

Income Taxes. The Company and its domestic subsidiaries file a consolidated federal income tax return. Income tax expense is computed on the basis of transactions entering into pre-tax operating results. Deferred income taxes have been provided for the tax effect of temporary differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. Otherwise, income taxes have not been provided for the undistributed earnings of certain foreign subsidiaries as such earnings are deemed to be permanently invested.

Losses Per Share. The following table details the computation of basic and diluted losses per share:

	Fiscal Year Ended
	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
Numerator:
Loss from continuing operations before discontinued operations	$(14,726)	$(19,738)	$(44,149)
Income (loss) from discontinued operations, net of tax	360	(22,644)	(25,644)
Extraordinary gain, net of taxes of $0	—	1,157	—

Net loss	$(14,366)	$(41,225)	$(69,793)

Denominator:
Denominator for basic losses per share—weighted average shares	52,155	52,106	52,249
Effect of dilutive securities:
Stock options	—	—	—
Restricted stock awards	—	—	—

Diluted potential common shares denominator for diluted losses per share—adjusted weighted average shares and assumed conversions	52,155	52,106	52,249

In fiscal years 2006, 2005, and 2004, options and unvested restricted stock awards had the potential effect of diluting basic earnings per share, and if the Company had net earnings in these years, diluted weighted average shares would have been higher than basic weighted average shares by 232,986 shares, 199,207 shares, and 1,507 shares, respectively.

Stock-Based Compensation. With the adoption of SFAS 123, the Company elected for fiscal years 2005 and 2004 to continue to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Had the fair value-based method under SFAS 148 been applied, compensation expense would have been recorded for the options outstanding in fiscal years 2005 and 2004 based on their respective vesting schedules.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Net loss in fiscal years 2005 and 2004 on a pro forma basis assuming SFAS 123 had been applied would have been as follows:

	June 25, 2006	June 26, 2005
	(Amounts in thousands, except per share amounts)
Net loss as reported	$(41,225)	$(69,793)
Adjustment: Impact of stock options, net of tax	(3,321)	(1,656)

Adjusted net loss	$(44,546)	$(71,449)

Basic and diluted net loss per share:
As reported	$(.79)	$(1.34)
Adjusted for stock option expense	(.85)	(1.37)

Stock options were granted during fiscal years 2006, 2005, and 2004. The fair value and related compensation expense of fiscal years 2006, 2005, and 2004 options were calculated as of the issuance date using the Black-Scholes model with the following assumptions:

Options Granted	2006	2005	2004
Expected term (years)	6.1	7.0	7.0
Interest rate	4.9%	4.4%	2.5%
Volatility	57.2%	57.0%	51.0%
Dividend yield	—	—	—

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) finalized Statement of Financial Accounting Standards (“SFAS”) No. 123(R) “Shared-Based Payment” (“SFAS No. 123R”) which, after the Securities and Exchange Commission (“SEC”) amended the compliance dates on April 15, 2005, was effective for the Company’s fiscal year beginning June 27, 2005. The new standard required the Company to record compensation expense for stock options using a fair value method. On March 29, 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB No. 107”), which provides the Staff’s views regarding interactions between SFAS No. 123R and certain SEC rules and regulations and provides interpretation of the valuation of share-based payments for public companies.

Effective June 27, 2005, the Company adopted SFAS 123R and elected the Modified—Prospective Transition Method whereby compensation cost is recognized for share-based payments based on the grant date fair value from the beginning of the fiscal period in which the recognition provisions are first applied (see Note 4, “Common Stock, Stock Option Plan and Restricted Stock Plan”).

Comprehensive Income. Comprehensive income includes net income and other changes in net assets of a business during a period from non-owner sources, which are not included in net income. Such non-owner changes may include, for example, available-for-sale securities and foreign currency translation adjustments. Other than net income, foreign currency translation adjustments presently represent the only component of comprehensive income for the Company. The Company does not provide income taxes on the impact of currency translations as earnings from foreign subsidiaries are deemed to be permanently invested.

Recent Accounting Pronouncements. In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). This is an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”) which applies to all entities and addresses accounting and reporting for legal obligations associated with the retirement of tangible long-lived

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The SFAS requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. FIN 47 further clarifies what “conditional asset retirement obligation” means with respect to recording the asset retirement obligation discussed in SFAS No. 143. The effective date is for fiscal years ending after December 15, 2005. During fiscal year 2006, the Company performed a formal review of its asset retirement obligations in accordance with FIN 47. With respect to assets for which the retirement obligation was measurable, the impact on the Company’s financial position and results of operations was immaterial.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) which is an interpretation of SFAS No. 109. The pronouncement creates a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of the first day of fiscal year 2008 and it does not expect that the adoption of this interpretation will have a significant impact on its financial position and results of operations.

Use of Estimates. The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Long-Term Debt and Other Liabilities

A summary of long-term debt and other liabilities follows:

	June 25, 2006	June 26, 2005
	(Amounts in thousands)
Senior secured notes—due 2014	$190,000	$—
Senior unsecured notes—due 2008	1,273	249,473
Note payable	—	24,407
Brazilian government loans	10,499	12,912
Other obligations	6,668	8,337

Total debt and other obligations	208,440	295,129
Current maturities	(6,330)	(35,339)

Total long-term debt and other liabilities	$202,110	$259,790

Long-Term Debt

On February 5, 1998, the Company issued $250 million of senior, unsecured debt securities which bore a coupon rate of 6.5% and were scheduled to mature in February 2008. On April 28, 2006, the Company commenced a tender offer for all of its outstanding 2008 notes. As of June 25, 2006 $1.3 million in aggregate principal amount of 2008 notes had not been tendered and remain outstanding in accordance with their amended terms. As a result of the tender offer, the Company incurred $1.1 million in related fees and wrote off the remaining $1.3 million of unamortized issuance costs and $0.3 million of unamortized bond discounts as

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

expense. The estimated fair value of the 2008 notes, based on quoted market prices as of June 25, 2006, and June 26, 2005, was approximately $1.3 million and $210.0 million, respectively.

On May 26, 2006 the Company issued $190 million of 11.5% senior secured notes due May 15, 2014. Interest is payable on the notes on May 15 and November 15 of each year, beginning on November 15, 2006. The 2014 notes and guarantees are secured by first-priority liens, subject to permitted liens, on substantially all of the Company’s and the Company’s subsidiary guarantors’ assets (other than the assets securing the Company’s obligations under the Company’s amended revolving credit facility on a first-priority basis, which consist primarily of accounts receivable and inventory), including, but not limited to, property, plant and equipment, the capital stock of the Company’s domestic subsidiaries and certain of the Company’s joint ventures and up to 65% of the voting stock of the Company’s first-tier foreign subsidiaries, whether now owned or hereafter acquired, except for certain excluded assets. The 2014 notes are unconditionally guaranteed on a senior, secured basis by each of the Company’s existing and future restricted domestic subsidiaries. The 2014 notes and guarantees are secured by second-priority liens, subject to permitted liens, on the Company and its subsidiary guarantors’ assets that will secure the notes and guarantees on a first-priority basis. The Company may redeem some or all of the 2014 notes on or after May 15, 2010. In addition, prior to May 15, 2009, the Company may redeem up to 35% of the principal amount of the 2014 notes with the proceeds of certain equity offerings. In connection with the issuance, the Company incurred $6.8 million in professional fees and other expenses which will be amortized to expense over the life of the 2014 notes. The estimated fair value of the 2014 notes, based on quoted market prices, at June 25, 2006 was approximately $182.4 million.

Concurrently with the closing of this offering, the Company amended its senior secured asset-based revolving credit facility to provide a $100 million revolving borrowing base (with an option to increase borrowing capacity up to $150 million), to extend its maturity to 2011, and revise some of its other terms and covenants. The amended revolving credit facility is secured by first-priority liens on the Company’s and it’s subsidiary guarantors’ inventory, accounts receivable, general intangibles (other than uncertificated capital stock of subsidiaries and other persons), investment property (other than capital stock of subsidiaries and other persons), chattel paper, documents, instruments, supporting obligations, letter of credit rights, deposit accounts and other related personal property and all proceeds relating to any of the above, and by second-priority liens, subject to permitted liens, on the Company’s and its subsidiary guarantors’ assets securing the notes and guarantees on a first-priority basis, in each case other than certain excluded assets. The Company’s ability to borrow under the Company’s amended revolving credit facility is limited to a borrowing base equal to specified percentages of eligible accounts receivable and inventory and is subject to other conditions and limitations.

Borrowings under the amended revolving credit facility bear interest at rates of LIBOR plus 1.50% to 2.25% and/or prime plus 0.00% to 0.50%. The interest rate matrix is based on the Company’s excess availability under the amended revolving credit facility. The amended revolving credit facility also includes a 0.25% LIBOR margin pricing reduction if the Company’s fixed charge coverage ratio is greater than 1.5 to 1.0. The unused line fee under the amended revolving credit facility is 0.25% to 0.35% of the borrowing base. In connection with the refinancing, the Company incurred fees and expenses aggregating $1.2 million, which are being amortized over the term of the amended revolving credit facility. As of June 25, 2006, the Company had no outstanding borrowings and availability of $94.2 million under the terms of the amended credit facility.

The amended credit facility replaces the December 7, 2001 $100 million revolving bank credit facility (the “Credit Agreement”), as amended, which would have terminated on December 7, 2006. The Credit Agreement was secured by substantially all U.S. assets excluding manufacturing facilities and manufacturing equipment. Borrowing availability was based on eligible domestic accounts receivable and inventory. Borrowings under the Credit Agreement bore interest at rates selected periodically by the Company of LIBOR plus 1.75% to 3.00%

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

and/or prime plus 0.25% to 1.50%. The interest rate matrix was based on the Company’s leverage ratio of funded debt to EBITDA, as defined by the Credit Agreement. Under the Credit Agreement, the Company paid unused line fees ranging from 0.25% to 0.50% per annum on the unused portion of the commitment which is included in interest expense. In connection with the refinancing, the Company incurred fees and expenses aggregating $2.0 million, which were being amortized over the term of the Credit Agreement with the balance of $0.2 million expensed upon the May 26, 2006 refinancing.

The amended revolving credit facility contains affirmative and negative customary covenants for asset based loans that restrict future borrowings and capital spending. The covenants under the amended revolving credit facility are more restrictive than those in the indenture. Such covenants include, without limitation, restrictions and limitations on (i) sales of assets, consolidation, merger, dissolution and the issuance of our capital stock, each subsidiary guarantor and any domestic subsidiary thereof, (ii) permitted encumbrances on our property, each subsidiary guarantor and any domestic subsidiary thereof, (iii) the incurrence of indebtedness by the Company, any subsidiary guarantor or any domestic subsidiary thereof, (iv) the making of loans or investments by the Company, any subsidiary guarantor or any domestic subsidiary thereof, (v) the declaration of dividends and redemptions by the Company or any subsidiary guarantor and (vi) transactions with affiliates by the Company or any subsidiary guarantor.

Under the amended revolving credit facility, if borrowing capacity is less than $25 million at any time during the quarter, covenants will include a required minimum fixed charge coverage ratio of 1.1 to 1.0. In addition, the maximum capital expenditures are limited to $30 million per fiscal year (subject to pro forma availability greater than $25 million) with a 75% one-year unused carry forward. The amended revolving credit facility permits the Company to make distributions, subject to standard criteria, as long as pro forma excess availability is greater than $25 million both before and after giving effect to such distributions, subject to certain exceptions. Under the amended revolving credit facility, acquisitions by the Company are subject to pro forma covenant compliance. In addition, the amended revolving credit facility receivables are subject to cash dominion if excess availability is below $25 million.

On September 30, 2004, the Company completed its acquisition of the polyester filament manufacturing assets located in Kinston, North Carolina from INVISTA S.a.r.l. (“INVISTA”), a subsidiary of Koch Industries, Inc. (“Koch”). As part of the acquisition of the Kinston facility from INVISTA and upon finalizing the quantities and value of the acquired inventory, the Company entered into a $24.4 million five-year Loan Agreement. The note, which called for interest only payments for the first two years, bore interest at 10% per annum. The note was secured by all of the business assets held by Unifi Kinston, LLC. On July 25, 2005 the Company paid off the $24.4 million note payable and the related accrued interest.

Unifi do Brasil, receives loans from the government of the State of Minas Gerais to finance 70% of the value added taxes due by Unifi do Brasil to the State of Minas Gerais. These loans were granted as part of a 24 month tax incentive to build a manufacturing facility in the State of Minas Gerais. The loans have a 2.5% origination fee and bear an effective interest rate equal to 50% of the Brazilian inflation rate, which currently is significantly lower than the Brazilian prime interest rate. The loans are collateralized by a performance bond letter issued by a Brazilian bank, which secures the performance by Unifi do Brasil of its obligations under the loans. In return for this performance bond letter, Unifi do Brasil makes certain cash deposits with the Brazilian bank. The deposits made by Unifi do Brasil earn interest at a rate equal to approximately 100% of the Brazilian prime interest rate. These tax incentives will end in September 2008.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The following summarizes the maturities of the Company’s long-term debt on a fiscal year basis:

	Aggregate Debt Maturities
	(Amounts in thousands)
Description of Commitment	Total	2007	2008	2009-2011	Thereafter
Long-term debt	$201,772	$4,335	$7,437	$—	$190,000

Other Obligations

On May 20, 1997, the Company entered into a sale-leaseback agreement with a financial institution whereby land, buildings and associated real and personal property improvements of certain manufacturing facilities were sold to the financial institution and will be leased by the Company over a sixteen-year period. This transaction has been recorded as a direct financing arrangement. As of June 25, 2006 the balance of the note was $2.3 million and the net book value of the related assets was $6.6 million. Payments for the remaining balance of the sale-leaseback agreement are due semi-annually and are in varying amounts, in accordance with the agreement. Average annual principal payments over the next six years are approximately $0.3 million. The interest rate implicit in the agreement is 7.84%.

Other obligations also includes operating lease accruals associated with the Altamahaw, North Carolina plant closure in the amount of $2.7 million and $1.7 million of liquidation accruals associated with the closure of a dye operation in England in June 2004.

3. Income Taxes

Income from continuing operations before income taxes is as follows:

	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
Income (loss) from continuing operations before income taxes:
United States	$(15,256)	$(40,838)	$(80,399)
Foreign	(640)	7,617	11,137

	$(15,896)	$(33,221)	$(69,262)

The provision for (benefit from) income taxes applicable to continuing operations for fiscal years 2006, 2005, and 2004 consists of the following:

	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
Currently payable (recoverable):
Federal	$(29)	$2,729	$669
Repatriation of foreign earnings	2,125	—	—
State	21	203	(675)
Foreign	2,221	2,073	2,734

Total current	4,338	5,005	2,728

Deferred:
Federal	(4,956)	(18,096)	(28,637)
Repatriation of foreign earnings	(1,122)	1,122	—
State	290	(908)	433
Foreign	280	(606)	363

Total deferred	(5,508)	(18,488)	(27,841)

Income tax benefits	$(1,170)	$(13,483)	$(25,113)

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Income tax benefits were 7.4%, 40.6%, and 36.3% of pre-tax losses in fiscal 2006, 2005, and 2004, respectively. A reconciliation of the provision for income tax benefits with the amounts obtained by applying the federal statutory tax rate is as follows:

	June 25, 2006	June 26, 2005	June 27, 2004
Federal statutory tax rate	(35.0)%	(35.0)%	(35.0)%
State income taxes net of federal tax benefit	(10.4)	(4.2)	(4.4)
Foreign taxes less than domestic rate	17.3	(0.7)	(1.1)
Foreign tax adjustment	—	(3.0)	—
Repatriation of foreign earnings	6.3	3.4	—
Change in valuation allowance	11.9	2.5	5.7
Change in tax status of subsidiary	—	(3.9)	—
Nondeductible expenses and other	2.5	0.3	(1.5)

Effective tax rate	(7.4)%	(40.6)%	(36.3)%

During fiscal year 2006, the Company repatriated approximately $31.0 million of dividends from foreign subsidiaries which qualified for the temporary dividends-received-deduction available under the American Jobs Creation Act. The associated net tax cost of approximately $1.1 million was not fully provided for in fiscal year 2005 due to management’s decision during fiscal year 2006 to increase the original repatriation plan from $15.0 million to $40.0 million.

During fiscal year 2005, the Company determined that it had not properly recorded deferred tax assets of a foreign subsidiary that should have been previously recognized. The Company recorded a deferred tax asset of $1.2 million in the fourth quarter of fiscal year 2005. The Company evaluated the effect of the adjustment and determined that the differences were not material for any of the periods presented in the Consolidated Financial Statements.

The deferred income taxes reflect the net tax effects of temporary differences between the basis of assets and liabilities for financial reporting purposes and their basis for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of June 25, 2006 and June 26, 2005 were as follows:

	June 25, 2006	June 26, 2005
	(Amounts in thousands)
Deferred tax liabilities:
Property, plant and equipment	$50,044	$60,859
Investments in equity affiliates	11,251	14,821
Unremitted foreign earnings	—	1,122
Other	42	2

Total deferred tax liabilities	61,337	76,804

Deferred tax assets:
State tax credits	10,597	13,085
Accrued liabilities and valuation reserves	11,783	15,748
Net operating loss carryforwards	7,799	10,529
Intangible assets	4,278	4,914
Charitable contributions	876	1,022
Other items	1,114	1,101

Total gross deferred tax assets	36,447	46,399
Valuation allowance	(9,232)	(10,930)

Net deferred tax assets	27,215	35,469

Net deferred tax liability	$34,122	$41,335

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

As of June 25, 2006, the Company has available for income tax purposes approximately $21.0 million in federal net operating loss carryforwards that may be used to offset future taxable income. The carryforwards expire as set forth in the table below:

	2023	2024	2025
	(Amounts in thousands)
Expiration amount	$1,373	$11,989	$7,618

The Company also has available for state income tax purposes approximately $16.3 million in North Carolina investment tax credits, for which the Company has established a valuation allowance in the amount of $9.2 million. The credits expire as set forth in the table below:

	2007	2008	2009	2010	2011	Thereafter
	(Amounts in thousands)
Expiration amount	$3,861	$3,760	$3,689	$3,204	$1,229	$562

The Company also has charitable contribution carryforwards of $2.5 million expiring in fiscal year 2007 through fiscal year 2010 that also may be used to offset future taxable income.

For the years ended June 25, 2006 and June 26, 2005, the valuation allowance decreased $1.7 million and $2.2 million, respectively. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, available taxes in the carryback periods, projected future taxable income and tax planning strategies in making this assessment.

4. Common Stock, Stock Option Plans and Restricted Stock Plan

Common shares authorized were 500 million in 2006 and 2005. Common shares outstanding at June 25, 2006 and June 26, 2005 were 52,208,467 and 52,145,434, respectively.

At its meeting on April 24, 2003, the Company’s Board of Directors reinstituted the Company’s previously authorized stock repurchase plan. During fiscal year 2004, the Company repurchased approximately 1.3 million shares. At June 25, 2006, there was remaining authority for the Company to repurchase approximately 6.8 million shares of its common stock under the repurchase plan. The repurchase program was suspended in November 2003 and the Company has no immediate plans to reinstitute the program.

In December 2004, the FASB issued SFAS No. 123R as a replacement to SFAS No. 123 “Accounting for Stock-Based Compensation”. SFAS No. 123R supersedes APB No. 25 which allowed companies to use the intrinsic method of valuing share-based payment transactions. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the fair-value method as defined in SFAS No. 123. On March 29, 2005, the SEC issued SAB No. 107 to provide guidance regarding the adoption of SFAS No. 123R and disclosures in Management’s Discussion and Analysis. The effective date of SFAS No. 123R was modified by SAB No. 107 to begin with the first annual reporting period of the registrant’s first fiscal year beginning on or after June 15, 2005. Accordingly, the Company implemented SFAS No. 123R effective June 27, 2005.

Previously the Company measured compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Employees” as permitted by SFAS No. 123 and SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure”. Had the fair value-based method under SFAS No. 123 been applied, compensation expense would have been recorded for the options outstanding based on their respective vesting schedules.

The Company currently has only one share-based compensation plan which had unvested stock options as of June 25, 2006. The compensation cost that was charged against income for this plan was $0.7 million and $0 for the fiscal years ended June 25, 2006 and June 26, 2005, respectively. The total income tax benefit recognized for share-based compensation in the Consolidated Statements of Operations was not material for the fiscal years 2006, 2005 and 2004.

During the fourth quarter of fiscal year 2006, the Board authorized the issuance of 150 thousand options from the 1999 Long-Term Incentive Plan to two newly promoted officers of the Company. During the first half of fiscal year 2005, the Board authorized the issuance of approximately 2.1 million stock options from the 1999 Long-Term Incentive Plan to certain key employees. The stock options granted in fiscal years 2006 and 2005 vest in three equal installments: the first one-third at the time of grant, the next one-third on the first anniversary of the grant and the final one-third on the second anniversary of the grant.

On April 20, 2005, the Board of Director’s approved a resolution to vest all stock options, in which the exercise price exceeded the closing price of the Company’s common stock on April 20, 2005, granted prior to June 26, 2005. The Board decided to fully vest these specific underwater options, as there was no perceived value in these options to the employee, little retention ramifications, and to minimize the expense to the Company’s consolidated financial statements upon adoption of SFAS No. 123R. No other modifications were made to the stock option plan except for the accelerated vesting. This acceleration of the original vesting schedules affected 0.3 million unvested stock options.

SFAS No. 123R requires the Company to record compensation expense for stock options using the fair value method. The Company decided to adopt SFAS No. 123R using the Modified—Prospective Transition Method in which compensation cost is recognized for share-based payments based on the grant date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. The effect of the change from applying the intrinsic method of accounting for stock options under APB 25, previously permitted by SFAS No. 123 as an alternative to the fair value recognition method, to the fair value recognition provisions of SFAS No. 123 on income from continuing operations before income taxes, income from continuing operations and net income for the fiscal year 2006 was $0.7 million, $0.7 million and $0.7 million, respectively. There was no material change from applying the original provisions of SFAS No. 123 on cash flow from continuing operations, cash flow from financing activities, and basic and diluted earnings per share.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model. The Company uses historical data to estimate the expected life, volatility, and estimated forfeitures of an option. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

On October 21, 1999, the shareholders of the Company approved the 1999 Unifi, Inc. Long-Term Incentive Plan (“1999 Long-Term Incentive Plan”). The plan authorized the issuance of up to 6,000,000 shares of Common Stock under the grant or exercise of stock options, including Incentive Stock Options (“ISO”), Non-Qualified Stock Options (“NQSO”) and restricted stock, but not more than 3,000,000 shares may be issued as restricted stock. Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of grant.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Stock options granted under the plan have vesting periods of three to five years based on continuous service by the employee. All stock options have a 10 year contractual term. In addition to the 3,672,174 common shares reserved for the options that remain outstanding under grants from the 1999 Long-Term Incentive Plan, the Company has previous ISO plans with 57,500 common shares reserved and previous NQSO plans with 216,667 common shares reserved at June 25, 2006. No additional options will be issued under any previous ISO or NQSO plan. The stock option activity for fiscal years 2006, 2005 and 2004 of all three plans was as follows:

	ISO		NQSO
	Options Outstanding	Weighted Avg. $/Share	Options Outstanding	Weighted Avg. $/Share
Fiscal year 2004:
Shares under option—beginning of year	3,880,772	$10.81	583,175	$24.67
Granted	20,000	6.85	—	—
Expired	(294,252)	12.89	(50,000)	26.66
Forfeited	(71,693)	8.79	—	—

Shares under option—end of year	3,534,827	10.66	533,175	24.48

Fiscal year 2005:
Granted	2,101,788	2.84	—	—
Exercised	(33,330)	2.76	—	—
Expired	(1,227,591)	12.76	(191,508)	25.82
Forfeited	(102,691)	4.91	—	—

Shares under option—end of year	4,273,003	6.41	341,667	23.72

Fiscal year 2006:
Granted	150,000	3.40	—	—
Exercised	(63,333)	2.76	—	—
Expired	(581,667)	9.32	(125,000)	26.00
Forfeited	(48,329)	2.76	—	—

Shares under option—end of year	3,729,674	5.94	216,667	22.41

The following table sets forth the exercise prices, the number of options outstanding and exercisable and the remaining contractual lives of the Company’s stock options as of June 25, 2006:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (Years)	Number of Options Exercisable	Weighted Average Exercise Price
$2.76 – $ 3.78	1,910,001	$2.82	8.2	1,226,735	$2.79
5.29 – 7.64	959,949	7.28	5.5	959,949	7.28
8.10 – 11.99	604,626	10.54	3.9	604,626	10.54
12.53 – 16.31	340,098	14.16	2.9	340,098	14.16
18.75 – 31.00	131,667	26.35	1.5	131,667	26.35

The total intrinsic value of options exercised was $22 thousand in fiscal year 2006 and $2 thousand in fiscal year 2005. The amount of cash received from exercise of options was $174 thousand in fiscal year 2006 and $92 thousand in fiscal year 2005.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The following table sets forth certain required stock option information for the ISO and NQSO plans as of and for the year ended June 25, 2006:

	ISO	NQSO
Number of options expected to vest	3,720,674	216,667
Weighted-average price of options expected to vest	$5.95	$22.41
Intrinsic value of options expected to vest	$332,500	$—
Weighted-average remaining contractual term of options expected to vest	6.50	1.82
Number of options exercisable as of June 25, 2006	3,046,408	216,667
Option price range	$2.76 – $16.31	$16.31 – $31.00
Weighted-average exercise price for options currently exercisable	$6.64	$22.41
Intrinsic value of options currently exercisable	$332,500	$—
Weighted-average remaining contractual term of options currently exercisable	6.44	1.82
Weighted-average fair value of options granted	$1.98	N/A

The Company has a policy of issuing new shares to satisfy share option exercises. The Company has elected an accounting policy of accelerated attribution for graded vesting.

As of June 25, 2006, unrecognized compensation costs related to unvested share based compensation arrangements granted under the 1999 Long-Term Incentive Plan was $0.2 million. The costs are estimated to be recognized over a period of 2.0 years.

The restricted stock activity for fiscal years 2006, 2005 and 2004 was as follows:

	Shares	Weighted Average Grant-Date Fair Value
Fiscal year 2004:
Unvested shares—beginning of year	20,900	$8.90
Granted	21,500	6.36
Vested	(9,100)	7.80
Forfeited	(2,100)	9.03

Unvested shares—end of year	31,200	7.46
Fiscal year 2005:
Vested	(10,400)	7.98
Forfeited	(1,500)	7.89

Unvested shares—end of year	19,300	7.15
Fiscal year 2006:
Vested	(8,600)	7.67
Forfeited	(300)	9.95

Unvested shares—end of year	10,400	6.63

5. Retirement Plans

Defined Contribution Plan. The Company matches employee contributions made to the Unifi, Inc. Retirement Savings Plan (the “DC Plan”), an existing 401(k) defined contribution plan, which covers eligible salaried and hourly employees. Under the terms of the Plan, the Company matches 100% of the first three percent of eligible employee contributions and 50% of the next two percent of eligible contributions. For fiscal

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

years ended June 25, 2006, June 26, 2005 and June 27, 2004, the Company incurred $2.4 million, $2.5 million and $2.5 million, respectively, of expense for its obligations under the matching provisions of the DC Plan.

Defined Benefit Plan. The Company’s subsidiary in Ireland maintained a defined benefit plan (“DB Plan”) that covered substantially all of its employees and was funded by both employer and employee contributions. The plan provided defined retirement benefits based on years of service and the highest three year average of earnings over the ten year period preceding retirement. During the first quarter of fiscal year 2005, the Company announced plans to close its European Division, and as a result, recognized the previously unrecognized net actuarial loss of $9.4 million. As of June 26, 2005, the subsidiary had terminated substantially all of its employees.

During fiscal year 2006 the Company’s Irish subsidiary made its final contribution of $6.1 million and the remaining accumulated benefit obligation of $32.5 million was paid in full through the purchase of annuity contracts for all participants in the DB Plan. In fiscal years 2005 and 2004, the Company recorded pension (income) expense of $11.1 million and $(2.4) million, respectively, which was recorded on the “Loss from discontinued operations, net of tax” line item of the Consolidated Statements of Operations.

Obligations and funded status related to the DB Plan is presented below:

	June 25, 2006	June 26, 2005
	(Amounts in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$32,511	$30,937
Service cost	—	255
Interest cost	852	1,783
Plan participants’ contributions	—	127
Actuarial gain	—	(891)
Benefits paid	(33,736)	(509)
Curtailments	—	509
Translation adjustment	373	300

Benefit obligation at end of year	$—	$32,511

Change in plan assets:
Fair value of plan assets at beginning of year	$26,370	$25,620
Actual return on plan assets	852	1,019
Employer contributions	6,212	255
Plan participants’ contributions	—	127
Benefits paid	(33,736)	(509)
Translation adjustment	302	(142)

Fair value of plan assets at end of year	—	26,370

Funded status		(6,141)
Unrecognized net actuarial loss	—	—

Net amount recognized	$—	$(6,141)

The accumulated benefit obligation was $0 million at June 25, 2006 and $32.5 million at June 26, 2005.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Amount recognized in the Consolidated Balance Sheet consists of:

	June 25, 2006	June 26, 2005
	(Amount in thousands)
Accrued benefit cost	$—	$6,141

Components of Net Periodic Benefit Cost/(Income):

	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
Service cost	$—	$382	$1,074
Interest cost	853	1,783	1,789
Expected return on plan assets	(853)	(1,910)	(1,670)
Amortization of net loss	—	9,935	477
Cost of termination events	—	1,019	477

Net periodic benefit cost	—	11,209	2,147
Less plan participants’ contributions	—	(127)	(477)

Sub-total	—	11,082	1,670
Correction of error	—	—	(4,109)

Company’s net periodic benefit cost (income)	$—	$11,082	$(2,439)

During the fourth quarter of fiscal year 2004, the Company determined that it had not properly recorded or disclosed the DB Plan and a pension asset should have been previously recognized. The Company corrected the error in the fourth quarter of fiscal year 2004 by recording a pension asset of $4.1 million.

Assumptions:

Weighted-average assumption used to determine benefit obligations as of:

	June 25, 2006	June 26, 2005	June 27, 2004
Discount rate	N/A	N/A	5.60%
Rate of compensation increase	N/A	N/A	3.75%

Weighted-average assumption used to determine net periodic benefit cost for fiscal years ended:

	June 25, 2006	June 26, 2005	June 27, 2004
Discount rate	N/A	N/A	5.60%
Expected long-term return on plan assets	N/A	N/A	6.93%
Rate of compensation increase	N/A	N/A	3.75%

Plan Assets:

The DB Plan’s weighted-average asset allocations at June 26, 2005, by asset category was as follows:

June 26, 2005
Equity securities	—
Debt securities	100.0%
Real estate	—

Total	100.0%

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

6. Leases and Commitments

In addition to the direct financing sale-leaseback obligation described in Note 2, “Long-Term Debt and Other Liabilities,” the Company is obligated under operating leases relating primarily to real estate and equipment. Future obligations for minimum rentals under the leases during fiscal years after June 25, 2006 are $3.6 million in 2007, $4.9 million in 2008, $1.3 million in 2009, $0.4 million in 2010, and $0.0 million in aggregate thereafter. Rental expense was $3.6 million, $6.8 million, and $7.8 million for the fiscal years 2006, 2005, and 2004, respectively. The Company had no significant binding commitments for capital expenditures at June 25, 2006.

The Company’s nylon segment has a supply agreement with UNF which expires in April 2008. The Company is obligated to purchase certain to be agreed upon quantities of yarn production from UNF. The actual purchases under this agreement for fiscal years 2006, 2005, and 2004 were $24.3 million, $30.2 million and $29.3 million. The agreement does not provide for a fixed or minimum amount of yarn purchases, therefore there is a degree of uncertainty associated with the obligation.

7. Business Segments, Foreign Operations and Concentrations of Credit Risk

The Company and its subsidiaries are engaged predominantly in the processing of yarns by texturing of synthetic filament polyester and nylon fiber with sales domestically and internationally, mostly to knitters and weavers for the apparel, industrial, hosiery, home furnishing, automotive upholstery and other end-use markets. The Company also maintains investments in several minority-owned and jointly owned affiliates.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

In accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” segmented financial information of the polyester, nylon and sourcing operating segments, as regularly reported to management for the purpose of assessing performance and allocating resources, is detailed below.

	Polyester	Nylon	Total
	(Amounts in thousands)
Fiscal year 2006:
Net sales to external customers	$566,367	$172,458	$738,825
Inter-segment net sales	5,525	6,022	11,547
Depreciation and amortization	30,412	14,576	44,988
Restructuring charges (recovery)	533	(787)	(254)
Write down of long-lived assets	51	2,315	2,366
Segment operating profit (loss)	5,658	(6,534)	(876)
Total assets	361,206	128,165	489,371
Fiscal year 2005:
Net sales to external customers	$587,008	$206,788	$793,796
Inter-segment net sales	5,858	5,758	11,616
Depreciation and amortization	32,714	14,870	47,584
Restructuring charges (recoveries)	(212)	(129)	(341)
Write down of long-lived assets	—	603	603
Segment operating loss	(1,569)	(9,825)	(11,394)
Total assets	432,231	156,936	589,167
Fiscal year 2004:
Net sales to external customers	$481,847	$184,536	$666,383
Inter-segment net sales	4,567	6,721	11,288
Depreciation and amortization	35,768	15,654	51,422
Restructuring charges	7,591	638	8,229
Arbitration costs and expenses	182	—	182
Alliance plant closure costs (recovery)	(206)	—	(206)
Write downs of long-lived assets	25,241	—	25,241
Goodwill impairment	13,461	—	13,461
Segment operating loss	(48,378)	(4,092)	(52,470)
Total assets	459,724	182,108	641,832

For purposes of internal management reporting, segment operating income (loss) represents net sales less cost of sales and allocated selling, general and administrative expenses. Certain indirect manufacturing and selling, general and administrative costs are allocated to the operating segments on activity drivers relevant to the respective costs. Intersegment sales of the Company’s polyester POY business are recorded at market whereas all other intersegment sales are recorded at cost.

Domestic operating divisions’ fiber costs are valued on a standard cost basis, which approximates first-in, first-out accounting. For those components of inventory valued utilizing the last-in, first-out method (see Note 1, “Significant Accounting Polices and Financial Statement Information”), an adjustment is made at the segment level to record the difference between standard cost and LIFO. Segment operating income (loss) excludes the provision for bad debts of $1.3 million, $13.2 million, and $2.4 million for fiscal years 2006, 2005, and 2004, respectively. For significant capital projects, capitalization is delayed for management segment reporting until the facility is substantially complete. However, for consolidated financial reporting, assets are capitalized into construction in progress as costs are incurred or carried as unallocated corporate fixed assets if they have been placed in service but have not as yet been moved for management segment reporting.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The net decrease of $71.0 million in the polyester segment total assets between fiscal year end 2005 and 2006 primarily reflects decreases in cash of $34.3 million, fixed assets of $21.0 million, assets held for sale of $14.3 million, accounts receivable of $13.2 million, other current assets of $3.4 million, and deferred taxes of $0.9 million offset by an increase in inventory of $13.2 million and other assets of $2.9 million. The fixed asset reduction is primarily associated with current year depreciation. The net decrease of $28.8 million in the nylon segment total assets between fiscal year end 2005 and 2006 is primarily a result of a decrease in fixed assets of $16.2 million, inventories of $5.6 million, accounts receivable of $4.3 million, assets held for sale of $2.9 million, cash of $2.0 million and other assets of $0.2 million, offset by an increase in deferred taxes of $2.4 million. The reduction in property and equipment is primarily associated with current year depreciation and an impairment charge of $2.3 million.

The following tables present reconciliations from segment data to consolidated reporting data:

	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
Depreciation and amortization:
Depreciation and amortization of specific reportable segment assets	$44,988	$47,584	$51,422
Depreciation of allocated assets	3,682	3,958	4,804
Amortization of allocated assets	1,275	1,350	1,377

Consolidated depreciation and amortization	$49,945	$52,892	$57,603

Operating income (loss):
Reportable segments loss	$(876)	$(11,394)	$(52,470)
Provision for bad debts	1,256	13,172	2,389
Interest expense	19,247	20,575	18,698
Interest income	(4,489)	(2,152)	(2,152)
Other (income) expense, net	(3,118)	(2,300)	(2,590)
Equity in losses (earnings) of unconsolidated affiliates	(825)	(6,938)	6,877
Loss on early extinguishment of debt	2,949	—	—
Minority interests (income) expense	—	(530)	(6,430)

Loss from continuing operations before income taxes and extraordinary item	$(15,896)	$(33,221)	$(69,262)

	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
Total assets:
Reportable segments total assets	$489,371	$589,167	$641,832
Sourcing segment total assets	21	4,365	1,369
Corporate current assets	24,828	60,764	34,092
Unallocated corporate fixed assets	15,976	18,931	22,586
Other non-current corporate assets	13,616	12,797	9,609
Investments in unconsolidated affiliates	190,217	160,675	164,286
Intersegment eliminations	(1,392)	(1,324)	(1,239)

Consolidated assets	$732,637	$845,375	$872,535

Capital expenditures for long-lived assets totaled $12.0 million of which $8.4 million related to the Company’s polyester segment and $2.8 million related to the Company’s nylon segment.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The Company’s domestic operations serve customers principally located in the United States as well as international customers located primarily in Canada, Mexico and Israel and various countries in Europe, Central America, South America and South Africa. Export sales from its U.S. operations aggregated $78.9 million in 2006, $94.7 million in 2005, and $112.4 million in 2004. In fiscal year 2006, the Company had nylon segment net sales to one customer of $76.4 million which is in excess of 10% of consolidated net sales, whereas in fiscal years 2005 and 2004, the Company did not have sales to any one customer in excess of 10% of consolidated revenues. The concentration of credit risk for the Company with respect to trade receivables is mitigated due to the large number of customers and dispersion across different end-uses and geographic regions.

The Company’s foreign operations primarily consist of manufacturing operations in Brazil and Colombia. On March 2, 2004, the Company announced its plan to close its dyed facility in Manchester, England. The facility ceased all operations in early June 2004. During the first quarter of fiscal year 2005, the Company announced a plan to close its entire European Division which included a manufacturing facility in Letterkenny, Ireland and the associated European sales offices. The facility’s manufacturing operations ceased in October 2004. On July 28, 2005, the Company announced that management had decided to discontinue the operations of the Company’s external sourcing business, Unimatrix Americas. Management’s exit plan was completed as of the end of the third quarter fiscal 2006, and accordingly, the segment’s results of operations have been accounted for as a discontinued operation in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Net sales and total assets of the Company’s continuing foreign and domestic operations are as follows:

	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
Foreign operations:
Net sales	$105,311	$93,420	$82,977
Total assets	123,179	151,447	150,013
Domestic operations:
Net sales	$633,514	$700,376	$583,406
Total assets	609,458	693,928	722,522

8. Derivative Financial Instruments and Fair Value of Financial Instruments

The Company accounts for derivative contracts and hedging activities under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” which requires all derivatives to be recorded on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. The Company does not enter into derivative financial instruments for trading purposes nor is it a party to any leveraged financial instruments.

The Company conducts its business in various foreign currencies. As a result, it is subject to the transaction exposure that arises from foreign exchange rate movements between the dates that foreign currency transactions are recorded (export sales and purchases commitments) and the dates they are consummated (cash receipts and cash disbursements in foreign currencies). The Company utilizes some natural hedging to mitigate these transaction exposures. The Company also enters into foreign currency forward contracts for the purchase and sale of European and North American currencies to hedge balance sheet and income statement currency exposures. These contracts are principally entered into for the purchase of inventory and equipment and the sale of Company products into export markets. Counter-parties for these instruments are major financial institutions.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Currency forward contracts are used to hedge exposure for sales in foreign currencies based on specific sales orders with customers or for anticipated sales activity for a future time period. Generally, 60-80% of the sales value of these orders is covered by forward contracts. Maturity dates of the forward contracts are intended to match anticipated receivable collections. The Company marks the outstanding accounts receivable and forward contracts to market at month end and any realized and unrealized gains or losses are recorded as other income and expense. The Company also enters currency forward contracts for committed or anticipated equipment and inventory purchases. Generally 50-75% of the asset cost is covered by forward contracts although 100% of the asset cost may be covered by contracts in certain instances. Effective February 14, 2005, the Company entered into a contract to sell the European facility in Ireland and received a $2.8 million non-refundable deposit from the purchaser. In addition to the deposit, the contract called for a partial payment of 16.0 million Euros on June 30, 2005 and a final payment of 2.1 million Euros on September 30, 2005. On February 22, 2005, the Company entered into a forward exchange contract for 15.0 million Euros. The Company was required by the financial institution to deposit $2.8 million in an interest bearing collateral account to secure the financial institution’s exposure on the hedge contract. This cash deposit is classified as “Restricted cash” and is included in current assets on the fiscal year 2005 balance sheet. On July 15, 2005, the Company settled the forward exchange contract for 15.0 million Euros. Forward contracts are matched with the anticipated date of delivery of the assets and gains and losses are recorded as a component of the asset cost for purchase transactions when the Company is firmly committed. The latest maturity for all outstanding purchase and sales foreign currency forward contracts are July 2006 and October 2006, respectively.

The dollar equivalent of these forward currency contracts and their related fair values are detailed below:

	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
Foreign currency purchase contracts:
Notional amount	$526	$168	$3,660
Fair value	535	159	3,642

Net (gain) loss	$(9)	$9	$18

Foreign currency sales contracts:
Notional amount	$833	$24,414	$18,833
Fair value	878	22,687	19,389

Net (gain) loss	$45	$(1,727)	$556

The fair values of the foreign exchange forward contracts at the respective year-end dates are based on discounted year-end forward currency rates. The total impact of foreign currency related items that are reported on the line item other (income) expense, net in the Consolidated Statements of Operations, including transactions that were hedged and those that were not hedged, was a pre-tax loss of $0.7 million for the fiscal year ended June 25, 2006, a pre-tax loss of $0.5 million for the fiscal year ended June 27, 2004, and a pre-tax gain of $1.1 million for the fiscal year ended June 26, 2005.

The Company uses the following methods in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents, trade receivables and trade payables. The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt. The fair value of the Company’s borrowings is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities (see Note 2, “Long-Term Debt and Other Liabilities”).

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Foreign currency contracts. The fair value is based on quotes obtained from brokers or reference to publicly available market information.

9. Investments in Unconsolidated Affiliates

The Company and SANS Fibres of South Africa formed a 50/50 joint venture (UNIFI-SANS Technical Fibers, LLC or “USTF”) to produce low-shrinkage high tenacity nylon 6.6 light denier industrial (LDI) yarns in North Carolina. The business is operated in a plant in Stoneville, North Carolina which is owned by the Company. The Company receives annual rental income of $0.3 million from USTF for the use of the facility. The Company also received from USTF during fiscal 2006 payments totaling $1.7 million which consisted of reimbursements for rendering general and administrative services and purchasing various manufacturing related items for the operations. Unifi manages the day-to-day production and shipping of the LDI produced in North Carolina and SANS Fibres handles technical support and sales. Sales from this entity are primarily to customers in the Americas.

Unifi and Nilit Ltd., located in Israel, formed a 50/50 joint venture named U.N.F. Industries Ltd. (“UNF”). The joint venture produces nylon POY at Nilit’s manufacturing facility in Migdal Ha—Emek, Israel. The nylon POY is utilized in the Company’s nylon texturing and covering operations. The nylon segment has a supply agreement with UNF which expires in April 2008. Unifi is obligated to purchase certain to be agreed upon quantities of yarn production from UNF. The agreement does not provide for a fixed or minimum amount of yarn purchases, therefore there is a degree of uncertainty associated with the obligation. Accordingly, the Company has estimated its obligation under the agreement based on past history and internal projections.

The Company and Parkdale Mills, Inc. entered into a contribution agreement whereby both companies contributed all of the assets of their spun cotton yarn operations utilizing open-end and air jet spinning technologies to create Parkdale America, LLC (“PAL”). In exchange for its contributions, the Company received a 34% ownership interest in the joint venture. PAL is a producer of cotton and synthetic yarns for sale to the textile and apparel industries primarily within North America. PAL has 14 manufacturing facilities primarily located in central and western North Carolina.

The Company’s investment in PAL at June 25, 2006 was $140.9 million and the underlying equity in the net assets of PAL at June 25, 2006 is $130.3 million or a difference of $10.6 million, which is accounted for as goodwill and is included in the Company’s investment in PAL disclosures. The Company’s view is that the entire carrying value of the investment in PAL is recoverable from its share of future cash distributions from the venture plus a terminal exit value.

On October 21, 2004, the Company announced that Unifi and Sinopec Yizheng Chemical Fiber Co., Ltd. (“YCFC”) signed a non-binding letter of intent to form a joint venture to manufacture, process and market polyester filament yarn in YCFC’s facilities in Yizheng, Jiangsu Province, Peoples Republic of China. On June 10, 2005, Unifi and YCFC entered into an Equity Joint Venture Contract (the “JV Contract”), to form Yihua Unifi Fibre Company Limited (“YUFI”). Under the terms of the JV Contract, each company owns a 50% equity interest in the joint venture. The joint venture transaction closed on August 3, 2005, and accordingly, the Company contributed to YUFI its initial capital contribution of $15.0 million in cash on August 4, 2005. YCFC’s facilities were already producing product at a steady state. On October 12, 2005, the Company transferred an additional $15.0 million to YUFI to complete the capitalization of the joint venture. The Company records revenues from the joint venture under a licensing agreement for certain proprietary information including technical knowledge, manufacturing processes, trade secrets, commercial information and other information relating to the design, manufacture, application testing, maintenance and sale of products. During fiscal year 2006, payments received under this agreement were $2.0 million.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Condensed balance sheet information as of June 25, 2006 and June 26, 2005, and income statement information for fiscal years 2006, 2005 and 2004, of combined unconsolidated equity affiliates were as follows (in thousands):

	June 25, 2006	June 26, 2005
	(Amounts in thousands)
Current assets	$149,278	$127,188
Noncurrent assets	217,955	176,265
Current liabilities	48,334	28,235
Noncurrent liabilities	44,460	18,840
Shareholders’ equity and capital accounts	274,439	256,378

	Fiscal Years Ended
	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
Net sales	$567,223	$471,786	$469,512
Gross profit	31,853	40,312	7,880
Income (loss) from operations	8,435	16,991	(15,928)
Net income (loss)	6,279	14,003	(20,183)

USTF and PAL are organized as partnerships for U.S. tax purposes. Taxable income and losses are passed through USTF and PAL to the members in accordance with the Operating Agreements of USTF and PAL. For the fiscal years ended June 25, 2006, June 26, 2005, and June 27, 2004, distributions received by the Company from its equity affiliates amounted to $2.8 million, $11.1 million, and $3.1 million, respectively. The total undistributed earnings of unconsolidated equity affiliates were $1.8 million as of June 26, 2006. Included in the above net sales amounts for the 2006, 2005, and 2004 fiscal years are sales to Unifi of approximately $24.0 million, $29.6 million, and $27.5 million, respectively. These amounts represent sales of nylon POY from UNF for use in the production of textured nylon yarn in the ordinary course of business.

10. Supplemental Cash Flow Information

Supplemental cash flow information is summarized below:

	Fiscal Years Ended
	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
Cash payments for:
Interest	$18,153	$16,536	$16,842
Income taxes, net of refunds	3,164	5,012	2,437

11. Minority Interest

Effective May 29, 1998, the Company formed Unifi Textured Polyester, LLC (“UTP”) with Burlington Industries, LLC, now known as International Textile Group, LLC (“ITG”), to manufacture and market natural textured polyester yarns. The Company had an 85.42% interest in UTP and ITG had 14.58%. For the first five years, ITG was entitled to the first $9.4 million of annual net earnings and the first $12.0 million of UTP’s cash flows on an annual basis, less the amount of UTP net earnings. Subsequent to this five-year period, earnings and cash flows were allocated based on ownership percentages. UTP’s assets, liabilities and earnings are consolidated with those of the Company and ITG’s interest in the UTP is included in the Company’s financial statements as minority interest (income) expense. In April 2005, the Company purchased ITG’s ownership interest of 14.58%

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

for $0.9 million in cash which resulted in a net write down of UTP’s assets of $2.9 million, as a result of applying purchase accounting to the acquisition of minority interest. Minority interest (income) expense for ITG’s share of UTP in fiscal years 2006, 2005, and 2004 was $0.0 million, $(0.5) million, and $(6.5) million, respectively.

12. Fiscal Year 1999 Early Retirement and Termination Charge

During the third quarter of fiscal 1999, the Company recognized a $14.8 million charge associated with the early retirement and termination of 114 salaried employees. As of June 25, 2006, the remaining financial obligation is to provide health and dental coverage to each early retiree until they reach 65 years of age. An adjustment to the reserve was recorded in fiscal years 2006, 2005 and 2004 to replenish the reserve for the difference between the actual cash payments and the present value of the liability originally recorded, which represented interest expense. At June 25, 2006, a reserve of $2.0 million remained on the Consolidated Balance Sheet that is expected to equal the present value of future cash payments for remaining medical and dental expenses associated with these terminated employees. The table below summarizes the activity associated with this charge for fiscal years 2006, 2005, and 2004:

	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
Balance at beginning of fiscal year	$2,931	$3,418	$3,860
Change in estimate for original charges	(673)	(308)	314
Present value adjustment	217	243	327
Cash payments	(444)	(422)	(1,083)

Balance at end of fiscal year	$2,031	$2,931	$3,418

13. Severance and Restructuring Charges

In fiscal year 2004, the Company recorded restructuring charges of $27.7 million, which consisted of $12.1 million of fixed asset write downs associated with the closure of a dye facility in Manchester, England and the consolidation of the Company’s polyester operations in Ireland, $7.8 million of employee severance for approximately 280 management and production level employees, $5.7 million in lease related costs associated with the closure of the facility in Altamahaw, NC and other restructuring costs of $2.1 million primarily related to the various plant closures. Of the $27.7 million recorded in fiscal year 2004 as a restructuring charge to continuing operations, $19.6 million has been reclassified to the line item “Loss from discontinued operations, net of tax” in the Consolidated Statements of Operations. Severance payments were made in accordance with various plan terms and were completed by July 2005. The lease obligation consists of rental payments of $1.0 million in fiscal year 2007 and $3.0 million in fiscal year 2008.

On October 19, 2004, the Company announced that it planned to curtail two production lines and downsize its recently acquired facility in Kinston, North Carolina. During the second quarter of fiscal year 2005, the Company recorded a severance reserve of $10.7 million for approximately 500 production level employees and a restructuring reserve of $0.4 million for the cancellation of certain warehouse leases. The entire restructuring reserve was recorded as assumed liabilities in purchase accounting; and accordingly, was not recorded as a restructuring expense in the Consolidated Statements of Operations. During the third quarter of fiscal year 2005, management completed the curtailment of both production lines as scheduled which resulted in an actual reduction of 388 production level employees and a reduction to the initial restructuring reserve. Since no long-term assets or intangible assets were recorded in purchase accounting, the net reduction of $1.2 million was recorded as an extraordinary gain in the accompanying Consolidated Statements of Operations in fiscal year 2005.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

On April 20, 2006, the Company re-organized its domestic business operations, and as a result, recorded a restructuring charge for severance of approximately $0.8 million in the fourth quarter of fiscal year 2006. Approximately 45 management level salaried employees were affected by the plan of reorganization.

The table below summarizes changes to the accrued severance and accrued restructuring accounts for the fiscal years ended June 26, 2005 and June 25, 2006:

	Balance at June 26, 2005	Additional Charges	Adjustments	Amount Used	Balance at June 25, 2006
	(Amounts in thousands)
Accrued severance	$5,252	$812	$44	$(5,532)	$576
Accrued restructuring	5,053	—	(195)	(1,308)	3,550

	Balance at June 27, 2004	Additional Charges	Adjustments	Amount Used	Balance at June 26, 2005
	(Amounts in thousands)
Accrued severance	$2,949	$10,701	$(834)	$(7,564)	$5,252
Accrued restructuring	6,654	391	(695)	(1,297)	5,053

14. Impairment Charges

During the third quarter of fiscal year 2004, management performed impairment testing for the domestic textured polyester business due to the continued challenging business conditions and reduction in volume and gross profit in the preceding quarter. As a result, management determined the fair value of the plant, property and equipment at $73.7 million using market prices of the assets. Management determined that the assets were in fact impaired because the carrying value was $98.9 million. This resulted in a $25.2 million write down of the assets, which is included in the “Write down of long-lived assets” line item in the Consolidated Statements of Operations. Subsequent to performing the impairment test for the property, plant and equipment, the entire domestic polyester segment was tested for impairment as of February 29, 2004. As a result of the testing, the Company recorded a goodwill impairment charge of $13.5 million in the third quarter of fiscal year 2004 to reduce the segment’s goodwill to $0. The Company used the income approach and market approach to determine the fair value.

In June 2005 the Company entered into a contract to sell 166 machines held by the nylon division. As a result, a $0.6 million charge was recorded to write the assets down from a net book value of $1.5 million to their fair value less cost to sell. This charge is recorded on the “Write down of long-lived assets” line item in the Consolidated Statements of Operations.

On August 29, 2005, the Company announced an initiative to improve the efficiency of its nylon business unit which included the closing of Plant one in Mayodan, North Carolina and moving its operations and offices to Plant three in nearby Madison, North Carolina which is the Nylon division’s largest facility with over one million square feet of production space. In connection with this initiative, the Company decided to offer for sale a plant, a warehouse and a central distribution center (“CDC”), all of which are located in Mayodan, North Carolina. Based on appraisals received in September 2005, the Company determined that the warehouse was impaired and recorded an impairment charge of $1.5 million, which included $0.2 million in estimated selling costs. On March 13, 2006, the Company entered into a contract to sell the CDC and related land located in Mayodan, North Carolina. The terms of the contract call for a sale price of $2.7 million, which was approximately $0.7 million below the property’s carrying value. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”) the Company recorded an impairment charge of

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

approximately $0.8 million during the third quarter of fiscal year 2006 which included selling costs of $0.1 million. The sale of the CDC closed in the fourth quarter of fiscal year 2006 with no further expense to the Company.

15. Assets Held for Sale

On July 28, 2004, the Company announced its decision to close its European Division and associated sales offices throughout Europe. The manufacturing facilities in Ireland ceased operations on October 31, 2004. On February 24, 2005, the Company announced that it had entered into three separate contracts to sell the property, plant and equipment of the European Division for approximately $38.0 million. The European Division’s assets held for sale were separately stated in the June 26, 2005 Consolidated Balance Sheet and were reported in the Company’s polyester segment.

The Company announced in the first quarter of fiscal year 2006 that the nylon division decided to consolidate its operating facilities in Mayodan and Madison, North Carolina. As a result, Plant 1, Plant 5, Plant 7, and the CDC were completely vacated as of March 2006 and listed for sale. In addition, unrelated to the Nylon restructuring plan, the Company decided to market other properties in Yadkinville, North Carolina and Staunton, Virginia as well as related idle machinery and equipment. The listing contract for real property was signed in December 2005. The sale of the CDC and the Staunton, Virginia properties were closed in the fourth quarter of fiscal year 2006.

The following table summarizes by category assets held for sale:

	June 25, 2006	June 26, 2005
	(Amounts in thousands)
Land	$612	$1,588
Building	10,052	24,831
Machinery and equipment	4,238	5,985
Leasehold improvements	517	132

	$15,419	$32,536

16. Alliance

Effective June 1, 2000, the Company and E.I. DuPont De Nemours and Company (“DuPont”) initiated a manufacturing alliance (the “Alliance”). The intent of the Alliance was to optimize the Company’s and DuPont’s POY manufacturing facilities by increasing manufacturing efficiency and improving product quality. Under the terms of the Alliance, DuPont and the Company ran their polyester POY manufacturing facilities as a single operating unit. The companies split equally the costs to complete the necessary plant consolidation and the benefits gained through asset optimization.

DuPont’s subsidiary, Invista, Inc., held DuPont’s textiles and interiors assets and businesses which included the Alliance assets. Such assets and businesses were subsequently sold to subsidiaries of Koch. INVISTA continued to operate the DuPont site through September 29, 2004.

Effective September 30, 2004, the Company completed the acquisition of the INVISTA polyester POY manufacturing assets from INVISTA. See Note 17, “Asset Acquisition”.

The Company recognized, as a reduction of cost of sales, cost savings and other benefits from the Alliance of $0, $8.4 million and $38.2 million for fiscal years 2006, 2005 and 2004, respectively.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

17. Asset Acquisition

As discussed in Note 16, “Alliance”, the Company completed its acquisition of the INVISTA polyester POY manufacturing assets located in Kinston, North Carolina, including inventories, valued at $24.4 million which was seller financed. See Note 2, “Long-Term Debt and Other Liabilities” for details of the financing agreement. On October 19, 2004, the Company announced its plans to curtail two production lines and downsize the workforce at its newly acquired manufacturing facility in Kinston, North Carolina. At that time the Company recorded a reserve of $10.7 million in related severance costs and $0.4 million in restructuring costs which were recorded as assumed liabilities in purchase accounting; and therefore, had no impact on the Consolidated Statements of Operations. As of March 27, 2005, both lines were successfully shut down which resulted in a reduction in the original restructuring estimate for severance. As a result of the reduction to the restructuring reserve, a $1.2 million extraordinary gain, net of tax, was recorded in fiscal year 2005.

18. Discontinued Operations

On July 28, 2005, the Company announced that it would discontinue the operations of the Company’s external sourcing business, Unimatrix Americas. As of March 26, 2006, management’s plan to exit the business was successfully completed resulting in the reclassification of the segment’s losses as discontinued operations for all periods presented. See Note 20, “Quarterly Results (Unaudited)” for restatements of the fiscal 2006 first and second quarters and fiscal 2005 quarters.

On July 28, 2004, the Company announced its decision to close its European manufacturing operations and associated sales offices throughout Europe (the “European Division”). The manufacturing facilities in Ireland ceased operations on October 31, 2004. On February 24, 2005, the Company announced that it had entered into three separate contracts to sell the property, plant and equipment of the European Division for approximately $37.0 million. As of June 26, 2005, the Company has received approximately $9.9 million in proceeds from the sales contracts and recognized a gain of $10.4 million on the sales of capital assets. The Company received the remaining proceeds of $28.1 million during the first quarter fiscal year 2006 which resulted in a net gain of $4.6 million. The gains on the sales of capital assets are included in the line item “Income (loss) from discontinued operations—net of tax” in the Consolidated Statements of Operations.

The Company’s dyed facility in Manchester, England was closed in June 2004 and the physical assets were abandoned in June 2005. In accordance with SFAS No. 144, the complete abandonment of the business which occurred in June 2005 required the Company to include the operating results for this facility as discontinued operations for all periods presented.

Beginning with the third quarter of fiscal year 2006, the Company separately disclosed the operating, investing and financing portions of the cash flows attributable to all discontinued operations in the Consolidated Statements of Cash Flows. All prior periods have been restated to conform with the current presentation.

Results of operations for the sourcing segment, European Division and the dyed facility in England for fiscal years 2006, 2005, and 2004 are as follows:

	Fiscal Years Ended
	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
Net sales	$3,967	$30,261	$80,087
Restructuring charges	—	14,873	19,487

Loss from discontinued operations before income taxes	$(784)	$(22,073)	$(25,867)
Income tax (benefit) expense	(1,144)	571	(223)

Net (income) loss from discontinued operations—net of taxes	$360	$(22,644)	$(25,644)

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

19. Contingencies

The land with the Kinston Site is leased under a 99 year ground lease (“Ground Lease”) with DuPont. Since 1993, DuPont has been investigating and cleaning up the Kinston Site under the supervision of the United States Environmental Protection Agency (“EPA”) and the North Carolina Department of Environment and Natural Resources under the Resource Conservation and Recovery Act Corrective Action program. The Corrective Action Program requires DuPont to identify all potential areas of environmental concern (“AOCs”), assess the extent of contamination at the identified AOCs and clean them up to applicable regulatory standards. Under the terms of the Ground Lease, upon completion by DuPont of required remedial action, ownership of the Kinston Site will pass to the Company. Thereafter, the Company will have responsibility for future remediation requirements, if any, at the AOCs previously addressed by DuPont. At this time the Company has no basis to determine if and when it will have any responsibility or obligation with respect to the AOCs or the extent of any potential liability for the same.

20. Quarterly Results (Unaudited)

Quarterly financial data for the fiscal years ended June 26, 2005 and June 25, 2006 is presented below:

	First Quarter (13 Weeks)	Second Quarter (13 Weeks)	Third Quarter (13 Weeks)	Fourth Quarter (13 Weeks)
	(Amounts in thousands, except per share data)
2006:
Net sales(a)	$183,102	$191,117	$181,398	$183,208
Gross profit(a)(b)	8,403	9,370	13,137	11,860
Income (loss) from discontinued operations, net of tax	1,929	(583)	(790)	(196)
Loss before extraordinary item	(2,878)	(3,976)	(2,117)	(5,395)
Extraordinary gain (loss)—net of tax of $0(c)	(208)	208	—	—
Net loss	(3,086)	(3,768)	(2,117)	(5,395)
Per Share of Common Stock (basic and diluted):
Net loss before extraordinary item	$(.06)	$(.07)	$(.04)	$(.10)
Extraordinary gain—net of taxes of $0	—	—	—	—

Net loss	$(.06)	$(.07)	$(.04)	$(.10)

2005:
Net sales(a)	$178,993	$206,687	$207,688	$200,428
Gross profit(a)(b)	10,840	9,817	9,332	1,090
Income (loss) from discontinued operations, net of tax	(21,650)	(2,941)	(1,659)	3,606
Loss before extraordinary item	(22,555)	(7,746)	(3,272)	(8,809)
Extraordinary gain (loss)—net of tax of $0(c)	—	—	1,342	(185)
Net loss	(22,555)	(7,746)	(1,930)	(8,994)
Per Share of Common Stock (basic and diluted):
Net loss before extraordinary item	$(.43)	$(.15)	$(.06)	$(.17)
Extraordinary gain—net of taxes of $0	—	—	.02	—

Net loss	$(.43)	$(.15)	$(.04)	$(.17)

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(a)	As discussed further in Note 18, “Discontinued Operations” the Company decided to close its dye operation in England in June 2004 and the closure was substantially completed in June 2005, which required the Company to include the operating results for this facility as discontinued operations. As a result, net sales, gross profit and income (loss) from discontinued operations for the first three quarters of fiscal year 2005 have been restated. In July 2005, the Company announced its decision to exit the sourcing business and management’s plan to exit the business was successfully completed on March 26, 2006, resulting in the reclassification of the segment’s losses as discontinued operations. As a result, net sales, gross profit and income (loss) from discontinued operations for the first and second quarters of the fiscal year 2006 and in each of the quarters in fiscal year 2005 have been restated. There was no effect on previously reported net income. Below is a reconciliation of the net sales, gross profit and income (loss) from discontinued operations amounts as previously reported in the Company’s quarterly reports on Form 10-Q to the restated amounts reported above:

	Fiscal 2006		Fiscal 2005
	First Quarter (13 Weeks)	Second Quarter (13 Weeks)	First Quarter (13 Weeks)	Second Quarter (13 Weeks)	Third Quarter (13 Weeks)	Fourth Quarter (13 Weeks)
	(Amounts in thousands)
Net sales as previously reported	$185,441	$192,300	$180,155	$208,473	$208,318	$203,151
Less sales of discontinued operations	2,339	1,183	1,162	1,786	630	2,723

Net sales as restated	$183,102	$191,117	$178,993	$206,687	$207,688	$200,428

Gross profit as previously reported	$7,522	$9,093	$10,560	$9,686	$9,107	$1,189
Less gross profit (loss) of discontinued operations	(881)	(277)	(280)	(131)	(225)	99

Gross profit as restated	$8,403	$9,370	$10,840	$9,817	$9,332	$1,090

Income (loss) from discontinued operations as previously reported	$2,781	$(270)	$(21,299)	$(3,051)	$(1,429)	$3,681
Plus income (loss) of discontinued operations	(852)	(313)	(351)	110	(230)	(75)

Income (loss) from discontinued operations as restated	$1,929	$(583)	$(21,650)	$(2,941)	$(1,659)	$3,606

(b)	The lower gross profit amount for the fourth quarter of fiscal year 2005 is primarily attributable to the Company selling off aged inventory in order to improve its working capital position.
(c)	As discussed further in Note 17, “Asset Acquisition” the Company acquired a manufacturing facility at the beginning of its fiscal year 2005 second quarter and, as a result of purchase accounting, was required to record an extraordinary gain.

21. Condensed Consolidating Financial Statements

The guarantor subsidiaries presented below represent the Company’s subsidiaries that are subject to the terms and conditions outlined in the indenture governing the Company’s issuance of senior secured notes and guarantees the notes, jointly and severally, on a senior unsecured basis. The non-guarantor subsidiaries presented below represent the foreign subsidiaries which do not guarantee the notes. Each subsidiary guarantor is 100% owned by Unifi, Inc. and all guarantees are full and unconditional.

Supplemental financial information for the Company and its guarantor subsidiaries and non-guarantor subsidiaries for the notes is presented below.

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Balance Sheet Information as of June 25, 2006 (in thousands):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$22,992	$1,392	$10,933	$—	$35,317
Receivables, net	1	72,332	20,903	—	93,236
Inventories	—	91,840	24,178	—	116,018
Deferred income taxes	—	10,473	1,266	—	11,739
Assets held for sale	—	15,419	—	—	15,419
Other current assets	—	2,558	6,671	—	9,229

Total current assets	22,993	194,014	63,951	—	280,958

Property, plant and equipment	11,806	848,068	56,463	—	916,337
Less accumulated depreciation	(1,553)	(637,487)	(37,601)	—	(676,641)

	10,253	210,581	18,862	—	239,696
Investments in unconsolidated affiliates	—	157,741	32,476	—	190,217
Investments in consolidated subsidiaries	450,655	—	—	(450,655)	—
Other noncurrent assets	65,713	8,116	8,223	(60,286)	21,766

	$549,614	$570,452	$123,512	$(510,941)	$732,637

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and other	$1,698	$57,315	$9,903	$—	$68,916
Accrued expenses	2,202	18,011	3,656	—	23,869
Income taxes payable (receivable)	(10,046)	11,004	1,345	—	2,303
Current maturities of long-term debt and other current liabilities	—	290	6,040	—	6,330

Total current liabilities	(6,146)	86,620	20,944	—	101,418

Long-term debt and other liabilities	191,273	57,557	13,861	(60,286)	202,405
Deferred income taxes	(18,466)	63,380	947	—	45,861
Shareholders’/ invested equity	382,953	362,895	87,760	(450,655)	382,953

	$549,614	$570,452	$123,512	$(510,941)	$732,637

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Balance Sheet Information as of June 26, 2005 (in thousands):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$35,868	$25,272	$44,481	$—	$105,621
Receivables, net	—	85,073	21,364	—	106,437
Inventories	—	86,039	24,788	—	110,827
Deferred income taxes	(1,122)	14,527	1,173	—	14,578
Assets held for sale	—	21,843	10,693	—	32,536
Restricted cash	—	—	2,766	—	2,766
Other current assets	—	3,344	12,246	—	15,590

Total current assets	34,746	236,098	117,511	—	388,355

Property, plant and equipment	11,805	890,488	53,166	—	955,459
Less accumulated depreciation	(1,265)	(642,538)	(31,924)	—	(675,727)

	10,540	247,950	21,242	—	279,732
Investments in unconsolidated affiliates	—	152,918	7,757	—	160,675
Investments in consolidated subsidiaries	481,888	—	—	(481,888)	—
Other noncurrent assets	86,441	13,456	5,163	(88,447)	16,613

	$613,615	$650,422	$151,673	$(570,335)	$845,375

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,417	$49,719	$11,530	$—	$62,666
Accrued expenses	7,201	27,592	10,825	—	45,618
Income taxes payable (receivable)	(7,481)	8,715	1,058	—	2,292
Current maturities of long-term debt and other current Liabilities	—	30,950	15,573	(11,184)	35,339

Total current liabilities	1,137	116,976	38,986	(11,184)	145,915

Long-term debt and other liabilities	249,473	5,884	4,685	(252)	259,790
Deferred income taxes	(20,570)	75,348	1,135	—	55,913
Other non-current liabilities	—	77,011	—	(77,011)	—
Minority interests	—	—	182	—	182
Shareholders’/ invested equity	383,575	375,203	106,685	(481,888)	383,575

	$613,615	$650,422	$151,673	$(570,335)	$845,375

UNIFI, INC.

NOTES CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statement of Operations Information for the Fiscal Year Ended June 25, 2006 (in thousands):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Summary of Operations:
Net sales	$—	$633,514	$108,584	$(3,273)	$738,825
Cost of sales	—	597,807	101,267	(3,019)	696,055
Selling, general and administrative expenses	146	35,654	6,138	(404)	41,534
Provision for bad debts	—	1,004	252	—	1,256
Interest expense	18,558	558	131	—	19,247
Interest income	(1,888)	(129)	(2,472)	—	(4,489)
Other (income) expense, net	(17,413)	14,650	(355)	—	(3,118)
Equity in (earnings) losses of unconsolidated affiliates	—	(5,216)	4,643	(252)	(825)
Equity in subsidiaries	12,969	—	(402)	(12,567)	—
Restructuring charges (recovery)	—	(226)	(28)	—	(254)
Write down of long-lived assets	—	2,315	51	—	2,366
Loss from early extinguishment of debt	2,949	—	—	—	2,949

Income (loss) from continuing operations before income taxes	(15,321)	(12,903)	(641)	12,969	(15,896)
Provision (benefit) for income taxes	(955)	(2,717)	2,502	—	(1,170)

Income (loss) from continuing operations	(14,366)	(10,186)	(3,143)	12,969	(14,726)
Income (loss) from discontinued operations, net of tax	—	(2,123)	2,483	—	360

Net income (loss)	$(14,366)	$(12,309)	$(660)	$12,969	$(14,366)

UNIFI, INC.

NOTES CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statement of Operations Information for the Fiscal Year Ended June 26, 2005 (in thousands):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Summary of Operations:
Net sales	$—	$700,374	$98,462	$(5,040)	$793,796
Cost of sales	—	678,808	88,298	(4,389)	762,717
Selling, general and administrative expenses	201	36,964	5,982	(936)	42,211
Provision for bad debts	—	12,886	467	(181)	13,172
Interest expense	18,167	2,408	—	—	20,575
Interest income	(518)	(116)	(1,518)	—	(2,152)
Other (income) expense, net	(17,802)	16,934	(1,581)	149	(2,300)
Equity in (earnings) losses of unconsolidated affiliates	—	(6,410)	(749)	221	(6,938)
Equity in subsidiaries	43,847	—	—	(43,847)	—
Minority interest (income) expense	—	(539)	9	—	(530)
Restructuring charges (recovery)	—	(374)	33	—	(341)
Write down of long-lived assets	—	603	—	—	603

Income (loss) from continuing operations before income taxes and extraordinary item	(43,895)	(40,790)	7,521	43,943	(33,221)
Provision (benefit) for income taxes	(2,670)	(12,225)	1,412	—	(13,483)

Income (loss) from continuing operations before extraordinary item	(41,225)	(28,565)	6,109	43,943	(19,738)
Loss from discontinued operations, net of tax	—	(1,012)	(20,364)	(1,268)	(22,644)

Net income (loss) before extraordinary item	(41,225)	(29,577)	(14,255)	42,675	(42,382)
Extraordinary gain—net of taxes of $0	—	1,157	—	—	1,157

Net income (loss)	$(41,225)	$(28,420)	$(14,255)	$42,675	$(41,225)

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statement of Operations Information for the Fiscal Year Ended June 27, 2004 (in thousands):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Summary of Operations:
Net sales	$—	$583,405	$89,381	$(6,403)	$666,383
Cost of sales	—	555,500	75,266	(4,783)	625,983
Selling, general and administrative expenses	—	42,223	5,382	(1,642)	45,963
Provision for bad debts	—	2,399	(10)	—	2,389
Interest expense	18,141	520	37	—	18,698
Interest income	(294)	(219)	(1,639)	—	(2,152)
Other (income) expense, net	(20,161)	17,352	(171)	390	(2,590)
Equity in (earnings) losses of unconsolidated affiliates	—	7,956	(1,079)	—	6,877
Equity in subsidiaries	71,392	—	—	(71,392)	—
Minority interest (income) expense	—	(6,521)	91	—	(6,430)
Restructuring charges	—	8,229	—	—	8,229
Arbitration costs and expenses	—	182	—	—	182
Alliance plant closure costs(recovery)	—	(206)	—	—	(206)
Write down of long-lived assets	—	25,241	—	—	25,241
Goodwill impairment	13,461	—	—	—	13,461

Income (loss) from continuing operations before income taxes	(82,539)	(69,251)	11,504	71,024	(69,262)
Provision (benefit) for income taxes	(12,746)	(15,466)	3,099	—	(25,113)

Income (loss) from continuing operations	(69,793)	(53,785)	8,405	71,024	(44,149)
Loss from discontinued operations, net of tax	—	(512)	(25,116)	(16)	(25,644)

Net income (loss)	$(69,793)	$(54,297)	$(16,711)	$71,008	$(69,793)

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statements of Cash Flows Information for the Fiscal Year Ended June 25, 2006 (in thousands):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash provided by continuing operating activities	$22,061	$(1,740)	$9,622	$150	$30,093

Investing activities:
Capital expenditures	—	(10,400)	(1,588)	—	(11,988)
Acquisition	—	(634)	(30,000)	—	(30,634)
Investment of foreign restricted assets	—	—	171	—	171
Collection of notes receivable	564	(160)	—	—	404
Proceeds from sale of capital assets	—	10,026	67	—	10,093
Increase in restricted cash	—	—	2,766	—	2,766
Other	—	32	(74)	—	(42)

Net cash provided by (used in) investing activities	564	(1,136)	(28,658)	—	(29,230)

Financing activities:
Payment of long term debt	(248,727)	(24,407)	—	—	(273,134)
Borrowing of long term debt	190,000	—	—	—	190,000
Debt issuance costs	(8,041)	—	—	—	(8,041)
Issuance of Company stock	176	—	—	—	176
Cash dividend paid	31,091	—	(31,091)	—	—
Purchase and retirement of Company stock	—	358	467	—	825
Other	—	(10)	10	—	—

Net cash used in financing activities	(35,501)	(24,059)	(30,614)	—	(90,174)

Cash flows of discontinued operations:
Operating cash flow	—	4,025	(7,367)	—	(3,342)
Investing cash flow	—	(970)	22,998	—	22,028

Net cash provided by (used in) discontinued operations	—	3,055	15,631	—	18,686

Effect of exchange rate changes on cash and cash equivalents	—	—	471	(150)	321

Net decrease in cash and cash equivalents	(12,876)	(23,880)	(33,548)	—	(70,304)
Cash and cash equivalents at beginning of year	35,868	25,272	44,481	—	105,621

Cash and cash equivalents at end of year	$22,992	$1,392	$10,933	$—	$35,317

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statements of Cash Flows Information for the Fiscal Year Ended June 26, 2005 (in thousands):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash provided by (used in) continuing operating activities	$4,222	$23,518	$(3,827)	$4,872	$28,785

Investing activities:
Capital expenditures	—	(5,548)	(4,498)	624	(9,422)
Acquisition	—	(1,358)	—	—	(1,358)
Return of capital from equity affiliates	—	6,138	—	—	6,138
Investment of foreign restricted assets	—	—	388	—	388
Collection of notes receivable	543	(206)	252	(69)	520
Increase in notes receivable	—	(139)	—	—	(139)
Proceeds from sale of capital assets	—	2,259	492	(461)	2,290
Increase in restricted cash	—	(2,766)	—	—	(2,766)
Other	—	(884)	(206)	748	(342)

Net cash provided by (used in) investing activities	543	(2,504)	(3,572)	842	(4,691)

Financing activities:
Issuance of Company stock	104	—	—	—	104
Purchase and retirement of Company stock	(2)	—	—	—	(2)
Other	—	(530)	510	—	(20)

Net cash provided by (used in) financing activities	102	(530)	510	—	82

Cash flows of discontinued operations:
Operating cash flow	—	12	(3,045)	(3,240)	(6,273)
Investing cash flow	—	—	13,902	—	13,902

Net cash provided by (used in) discontinued operations	—	12	10,857	(3,240)	7,629

Effect of exchange rate changes on cash and cash equivalents	—	—	11,069	(2,474 —)	8,595

Net increase in cash and cash equivalents	4,867	20,496	15,037	—	40,400
Cash and cash equivalents at beginning of year	31,001	4,776	29,444	—	65,221

Cash and cash equivalents at end of year	$35,868	$25,272	$44,481	$—	$105,621

UNIFI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statements of Cash Flows Information for the Fiscal Year Ended June 27, 2004 (in thousands):

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash provided by (used in) continuing operating activities	$(8,361)	$6,106	$11,589	$2,046	$11,380

Investing activities:
Capital expenditures	(378)	(10,310)	(821)	385	(11,124)
Acquisition	—	(83)	—	—	(83)
Return of capital from equity affiliates	—	1,665	—	—	1,665
Investment of foreign restricted assets	—	(202)	(323)	202	(323)
Change in notes receivable	1,905	(702)	(1,333)	—	(130)
Proceeds from sale of capital assets	4,048	194	—	—	4,242
Other	—	(24)	—	—	(24)

Net cash provided by (used in) investing activities	5,575	(9,462)	(2,477)	587	(5,777)

Financing activities:

Issuance of Company stock
Purchase and retirement of Company stock	(8,390)	—	—	—	(8,390)
Other	—	(186)	109	—	(77)

Net cash provided by (used in) financing activities	(8,390)	(186)	109	—	(8,467)

Cash flows of discontinued operations:
Operating cash flow	—	(10)	(6,765)	(1,583)	(8,358)
Investing cash flow	—	—	(427)	—	(427)
Financing cash flow	—	10	—	—	10

Net cash used in discontinued operations	—	—	(7,192)	(1,583)	(8,775)

Effect of exchange rate changes on cash and cash equivalents	—	—	1,109	(1,050)	59

Net increase (decrease) in cash and cash equivalents	(11,176)	(3,542)	3,138	—	(11,580)
Cash and cash equivalents at beginning of year	42,177	8,318	26,306	—	76,801

Cash and cash equivalents at end of year	$31,001	$4,776	$29,444	$—	$65,221

Unifi, Inc.

Exchange Offer for

$190,000,000

11 1/2 Senior Secured Notes due 2014

PROSPECTUS

December 20, 2006

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Unifi, Inc. since the date of this prospectus.

Until March 20, 2007, broker dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the broker dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.